Exhibit 99.1

FCA ANNUAL REPORT

At December 31, 2015

2015 Annual Report

BOARD OF DIRECTORS

Chairman John Elkann (3)

Chief Executive Officer Sergio Marchionne

Directors Andrea Agnelli Tiberto Brandolini d'Adda Glenn Earle (1) Valerie A. Mars (1) (2) Ruth J. Simmons (3) Ronald L. Thompson (1)
Patience Wheatcroft (1) (3) Stephen M. Wolf (2) Ermenegildo Zegna (2)

Independent Auditor Ernst & Young Accountants LLP
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Governance and Sustainability Committee.

LETTER FROM THE CHAIRMAN AND THE CEO

FCA closed on a very strong note its first full year as a single, unified global group.
Our results were well in excess of our full-year guidance, further underscoring our commitment to achieve the ambitious 2018 financial targets set out in our five-year plan, and our determination to be a global automaker performing at the highest level.
Excluding Ferrari, net revenues for the year climbed 18 percent to €110.6 billion. Adjusted EBIT came in at €4.8 billion, 43 percent higher than 2014, with NAFTA more than doubling and EMEA returning to profitability one year ahead of plan.
Our net industrial debt was significantly reduced during 2015 and, after the effects of the Ferrari spinoff completed at the beginning of January, the Group begins 2016 operations with net industrial debt of €5 billion, down from the €7.7 billion at year-end 2014.
In order to further fund the capital requirements of the Group’s five-year business plan, the Board of Directors has decided not to recommend a dividend on FCA common shares for 2015.
Worldwide shipments totaled 4.6 million units, in line with prior year, with continued global expansion for the Jeep brand, which posted an all-time annual record of 1.3 million vehicles shipped worldwide.
Looking at the performance of our mass-market operations by region, in NAFTA we continued to outperform the market, with sales up seven percent over the prior year.
In the United States, we closed the year posting our 69th consecutive month of year-over-year sales gains and our best annual sales since 2006. In Canada, we finished the year as market leader, with 73 straight months of growth and the strongest annual sales performance in our history.
In LATAM, our results were down due to continued macroeconomic weakness in the region resulting in poor trading conditions. Despite this situation, FCA maintained its leadership in Brazil, a position we have held for 14 years. The opening of the new Pernambuco industrial complex in April 2015 is a key move to further consolidate our leadership and to increase the profitability of our operations in the region going forward.
In APAC, results were positive, although below the prior year’s level primarily due to the contraction in demand for imported vehicles in China, as competition from local producers continues to intensify. Results were also impacted by the interruption of supply following the Tianjin port explosion in August.
On the back of a more favorable product mix, higher volumes and positive pricing actions, results in EMEA improved significantly, with the region posting an Adjusted EBIT of €213 million, compared with negative €41 million in the prior year.
There were also positive contributions from Maserati, although below the 2014 level, and from Components.
With regard to the near-term outlook, we gave guidance for the current year, with expected revenues of €110 billion or higher, Adjusted EBIT in excess of €5.0 billion and net industrial debt below €5.0 billion.
We will work towards the achievement of these targets with the same spirit that has brought us this far, that of a global company that operates by linking the achievement of financial targets with respect for all stakeholders, convinced that success will ultimately be judged by how it is achieved.
In an era where values such as transparency, integrity and reliability are often put to the test, we believe it is increasingly important that the entire organization work to ensure that our development is responsible. This is why our commitment to sustainable growth is deeply rooted in our corporate culture; it is integral to our business model and, above all, it is something that is non-negotiable.
We believe that the true value of a multi-national organization such as ours is also determined by its level of environmental awareness, respect for people, fair and transparent conduct in commercial relationships and positive contribution to local communities.
We are pleased that our sustainability efforts have been recognized by the world’s leading sustainability rating agencies. For the seventh consecutive year, FCA was included in the prestigious DJSI World Index. It was also named to the Climate “A” list in the CDP Climate Change Program 2015 and actively participates in additional CDP initiatives on Water, Forest and Supply Chain.

We also supported the UN Climate Change Conference of the Parties (COP21) through specific commitments and signed the CEO Climate Leadership for Automotive Declaration, signaling our support for the vision of decarbonizing automotive transport. FCA’s commitment to sustainable use of the world’s resources was also marked by the signing of the Charter of Milan. This document, which was presented to UN Secretary General Ban Ki-moon at the closing of the Milan EXPO, reaffirms our involvement in the common goal of protecting and preserving our planet.
To name just a few examples, during 2015 we implemented more than 4,300 new environmental projects at our plants worldwide, leading to about €65 million in savings, while specific projects to reduce water consumption at our facilities resulted in €2.7 million in cost savings and 2.3 billion m3 of water saved, with our group-wide recycling index reaching 99% in 2015.
As a result of continuous improvements over the years, the percentage of electric energy used in our manufacturing activities that is derived from renewable sources reached 22% in 2015.
Work-related injuries at Group facilities decreased by 20% compared to previous year, representing the 9th consecutive year of improvement.
FCA employees worldwide volunteered thousands of hours to serve the community in the various locations where we operate. In addition, the Group committed more than €22 million to local communities around the world.
A pioneer and leader in natural gas vehicles for 15 years, FCA recently revealed the Chrysler Pacifica Hybrid, the industry’s first electrified minivan.
We are convinced that the significant steps we have already taken and the objectives that we have set for the future guarantee FCA and all its stakeholders that “good practices” are not left to individual discretion, but form an integral part of the Group’s business strategy.
We want to thank everyone in the FCA organization for their professional and personal contributions, for their courage and determination to change together for the better, constantly guided by a sense of responsibility toward those who have placed their trust in us.
Thank you also to our shareholders and to all of our stakeholders for having been loyal partners on our journey so far and for continuing to support us as we embark on the next phase of our development.

29 February 2016

/s/                                            /s/
John Elkann                                        Sergio Marchionne
Chairman                                        Chief Executive Officer

Certain Defined Terms
In this report, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” “Fiat Group,” the “Company” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into Fiat Investments N.V. on October 12, 2014 (at which time Fiat Investments N.V. was renamed Fiat Chrysler Automobiles N.V. , or FCA NV), the “Merger” or any one or more of them, as the context may require. References to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA NV prior to the Merger. References to “FCA US” refers to FCA US LLC, together with its direct and indirect subsidiaries.

Selected Financial Data
The following tables set forth selected historical consolidated financial and other data of FCA and has been derived, in part, from:

•	the Consolidated Financial Statements of FCA for the years ended December 31, 2015, 2014 and 2013, included elsewhere in this report; and

•	the Consolidated Financial Statements of FCA for the year ended December 31, 2012 and the Fiat Group for the year ended December 31, 2011, which are not included in this report.
This data should be read in conjunction with Risk Factors, Operating Results and the Consolidated Financial Statements and related notes included elsewhere in this report.
On May 24, 2011, the Group acquired an additional 16 percent (on a fully-diluted basis) of FCA US, increasing its interest to 46 percent (on a fully-diluted basis). As a result of the potential voting rights associated with options that became exercisable on that date, the Group was deemed to have obtained control of FCA US for purposes of consolidation. The operating activities from this acquisition date through May 31, 2011 were not material to the Group. As such, FCA US was consolidated on a line-by-line basis by FCA with effect from June 1, 2011. Therefore the results of operations and cash flows for the years ended December 31, 2015, 2014, 2013 and 2012 are not directly comparable with those for the year ended December 31, 2011.
The retrospective application of the amendments to IAS 19 revised and IFRS 11, which were adopted by the Group from January 1, 2013, were not applied to the Consolidated Income Statements, Consolidated Statement of Comprehensive Income/(Loss), Consolidated Statement of Cash Flows and Consolidated Statement of Changes in Equity for the year ended December 31, 2011. Accordingly, the Statements for the year ended December 31, 2011 are not directly comparable with those for the years ended December 31, 2015, 2014, 2013, and 2012.

Consolidated Income Statement Data

	2015 (1)	2014 (1)	2013 (1)	2012 (1)	2011 (1), (4)
	(€ million)
Net revenues	110,595	93,640	84,530	81,665	57,605
EBIT	2,625	2,834	2,638	3,099	2,993
Profit before taxes	259	783	649	1,190	1,631
Profit from continuing operations	93	359	1,708	661	1,203
Profit from discontinued operations	284	273	243	235	195
Net profit	377	632	1,951	896	1,398
Attributable to:
Owners of the parent	334	568	904	44	1,199
Non-controlling interest	43	64	1,047	852	199
Earnings per share from continuing operations (in Euro)
Basic per ordinary share	0.055	0.268	0.568	(0.132)	0.827
Diluted per ordinary share	0.055	0.265	0.562	(0.130)	0.821
Basic per preference share	—	—	—	—	0.827
Diluted per preference share	—	—	—	—	0.821
Basic per savings share	—	—	—	—	0.935
Diluted per savings share	—	—	—	—	0.929
Earnings per share from discontinued operations (in Euro)
Basic per ordinary share	0.166	0.197	0.176	0.168	0.135
Diluted per ordinary share	0.166	0.195	0.174	0.166	0.134
Basic per preference share	—	—	—	—	0.135
Diluted per preference share	—	—	—	—	0.134
Basic per savings share	—	—	—	—	0.136
Diluted per savings share	—	—	—	—	0.134
Earnings per share (in Euro) from continuing and discontinued operations
Basic per ordinary share	0.221	0.465	0.744	0.036	0.962
Diluted per ordinary share	0.221	0.460	0.736	0.036	0.955
Basic per preference share	—	—	—	—	0.962
Diluted per preference share	—	—	—	—	0.955
Basic per savings share	—	—	—	—	1.071
Diluted per savings share	—	—	—	—	1.063
Dividends paid per share (in Euro)(2)
Ordinary share	—	—	—	—	0.090
Preference share(3)	—	—	—	0.217	0.310
Savings share(3)	—	—	—	0.217	0.310
Other Statistical Information (unaudited):

Shipments (in thousands of units)	4,602	4,601	4,345	4,223	3,175
Number of employees at period end	238,162	232,165	229,053	218,311	197,021
_________________________
(1) The operating results of FCA for the years ended December 31, 2014, 2013, 2012 and 2011 have been re-presented following the classification of Ferrari as a discontinued operation for the year ended December 31, 2015; Ferrari operating results were excluded from the Group's continuing operations and are presented as a single line item within the Consolidated Income Statements for each of the years presented.
(2) Dividends paid represent cash payments in the applicable year that generally relates to earnings of the previous year.
(3) In accordance with the resolution adopted by the shareholders’ meeting on April 4, 2012, Fiat’s preference and savings shares were mandatorily converted into ordinary shares.
(4) Numbers from Form F-1 filed with U.S. Securities Exchange Commission (“SEC”) on December 4, 2014.

Consolidated Statement of Financial Position Data

	At December 31,
	2015 (1)	2014	2013	2012	2011(2)
	(€ million)
Cash and cash equivalents	20,662	22,840	19,455	17,666	17,526
Total assets	105,040	100,510	87,214	82,633	80,379
Debt	27,786	33,724	30,283	28,303	27,093
Total equity	16,255	13,738	12,584	8,369	9,711
Equity attributable to owners of the parent	16,092	13,425	8,326	6,187	7,358
Non-controlling interests	163	313	4,258	2,182	2,353
Share capital	17	17	4,477	4,476	4,466
Shares issued (in thousands of shares):
Fiat S.p.A
Ordinary	—	—	1,250,688	1,250,403	1,092,681
Preference(4)	—	—	—	—	103,292
Savings(4)	—	—	—	—	79,913
FCA
Common(3)	1,288,956	1,284,919
Special Voting	408,942	408,942
_________________________
(1) The assets and liabilities of Ferrari have been classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015, while the assets and liabilities of Ferrari have not been classified as such within the comparative Consolidated Statement of Financial Position for any of the periods presented.
(2) The amounts at December 31, 2011 include the consolidation of FCA US.
(3) Book value per common share at December 31, 2015 amounted to €12.48.
(4) In accordance with the resolution adopted by the shareholders’ meeting on April 4, 2012, Fiat’s preference and savings shares were mandatorily converted into ordinary shares.

CREATING VALUE FOR OUR SHAREHOLDERS

RESPONSIBLE MANAGEMENT ACROSS THE VALUE CHAIN

FCA is a global Group that touches countless lives as it strives to chart a sustainable path for the future. Beginning with the highest level of management, every area of activity is involved in responsibly conducting operations across the 150 countries where the Group has a presence or commercial relationships.

Managing our business responsibly requires that we consider the potential implications of our strategic decisions and projects. This approach takes on even greater importance in today’s increasingly competitive landscape, where market conditions are challenging and customer tastes, trends and preferences are changing rapidly.

To ensure tangible long-term value is created for stakeholders, the Group places particular emphasis on the following:

•	a governance model based on transparency and integrity

•	safe and eco-friendly products

•	a competitive product offering and innovative mobility solutions

•	promoting awareness and effective communication with consumers

•	management and professional development of employees

•	promotion of safe working conditions and respect for human rights

•	mutually beneficial relationships with business partners and local communities

•	reducing impacts from manufacturing and non-manufacturing processes on the environment.

The Group uses multiple channels, including the corporate website and social networks, to provide up-to-date and transparent information on its sustainability commitments and results.

SUSTAINABILITY LEADERSHIP

Our Group’s commitment to sustainability has received recognition at the global level from several leading organizations and indices.

In 2015, FCA was included in the prestigious Dow Jones Sustainability Index World for the seventh time with a score of 88/100. The average for all Automobiles sector companies evaluated by RobecoSAM, the specialists in sustainability investment, was 60/100.

For the fourth consecutive year, the Group was recognized as a leader for its commitment and results in addressing climate change. FCA was named to the Climate “A” List in the CDP Climate Change Program 2015 and achieved a transparency score of 98/100. Only 5 percent of the corporations participating in this CDP program are named to the A List. The results are published in the CDP Global Climate Change Report 2015, which tracks five years of progress from the world’s largest listed companies.

FCA is also a member of numerous other leading indices. These results place FCA firmly among the world’s leading companies in terms of combined economic, environmental and social performance.

Additional information relating to the Group's sustainability commitments and results are provided in the interactive Sustainability Report available on fcagroup.com.

Risk Factors
We face a variety of risks in our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of or that we currently believe to be immaterial, may also become important factors that affect us.
Risks Related to Our Business, Strategy and Operations
Our profitability depends on reaching certain minimum vehicle sales volumes. If our vehicle sales deteriorate, particularly sales of our pickup trucks, larger utility vehicles and minivans, our results of operations and financial condition will suffer.
Our success requires us to achieve certain minimum vehicle sales volumes. As is typical for an automotive manufacturer, we have significant fixed costs and, therefore, changes in vehicle sales volume can have a disproportionately large effect on our profitability. For example, assuming constant pricing, mix and cost of sales per vehicle, that all results of operations were attributable to vehicle shipments and that all other variables remain constant, a ten percent decrease in our 2015 vehicle shipments would reduce our Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) by approximately 29 percent for 2015, without considering actions and cost containment measures we may take in response to decreased vehicle sales.
In addition, our profitability in the U.S., Canada, Mexico and Caribbean islands (“NAFTA”), a region which contributed a majority of our profit in 2015, is particularly dependent on demand for our pickup trucks, larger utility vehicles and minivans. A shift in demand away from these vehicles within the NAFTA region, and towards compact and mid-size passenger cars, whether in response to higher fuel prices or other factors, could adversely affect our profitability. Our pickup trucks, larger utility vehicles and minivans accounted for approximately 41 percent of our total U.S. retail vehicle sales in 2015 and the profitability of this portion of our portfolio is approximately 39 percent higher than that of our overall U.S. retail portfolio on a weighted average basis. A shift in demand such that U.S. industry market share for pickup trucks, larger utility vehicles and minivans deteriorated by 10 percentage points, whether in response to higher fuel prices or other factors, holding other variables constant, including overall industry sales and our market share of each vehicle segment, would have reduced the Group’s Adjusted EBIT by approximately 10 percent for 2015. This estimate does not take into account any other changes in market conditions or actions that the Group may take in response to shifting consumer preferences, including production and pricing changes.
Our dependence within the NAFTA region on pickup trucks, larger utility vehicles and minivans is expected to increase further as we intend to shift production in that region away from compact and mid-size passenger cars.
Moreover, we tend to operate with negative working capital as we generally receive payments from vehicle sales to dealers within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, if vehicle sales decline we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers during a period in which we receive reduced proceeds from vehicle sales. If vehicle sales decline, or if they were to fall short of our assumptions, due to financial crisis, renewed recessionary conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of certain vehicles, limited access to financing or other factors, our financial condition and results of operations would be materially adversely affected.
Our businesses are affected by global financial markets and general economic and other conditions over which we have little or no control.
Our results of operations and financial position may be influenced by various macroeconomic factors—including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates for or availability of consumer and business credit, fuel prices, the cost of commodities or other raw materials, the rate of unemployment and foreign currency exchange rates—within the various countries in which we operate.
In general, the automotive sector has historically been subject to highly cyclical demand and tends to reflect the overall performance of the economy, often amplifying the effects of economic trends. Given the difficulty in predicting the magnitude and duration of economic cycles, there can be no assurances as to future trends in the demand for products sold by us in any of the markets in which we operate.

In addition to slow economic growth or recession, other economic circumstances—such as increases in energy prices and fluctuations in prices of raw materials or contractions in infrastructure spending—could have negative consequences for the industry in which we operate and, together with the other factors referred to previously, could have a material adverse effect on our financial condition and results of operations.
We may be unsuccessful in efforts to expand the international reach of some of our brands that we believe have global appeal and reach.
The growth strategies reflected in our 2014-2018 Business Plan announced in May 2014 and updated in January 2016 (our “Business Plan”) require us to make significant investments, including the expansion of several brands that we believe to have global appeal into new markets. Most notably, these strategies include expanding global sales of the Jeep brand through localized production in Asia and Latin America. Additionally, our plans include the launch of new large utility vehicle models in North America, the reintroduction in North America, and expansion in Europe and Asia, of our Alfa Romeo brand, and the further development of our Maserati brand portfolio to include the all-new Levante sport utility vehicle. These strategies require significant investments in our production facilities and distribution networks. If we are unable to introduce vehicles that appeal to consumers in these markets and achieve our brand expansion strategies, we may be unable to earn a sufficient return on these investments and this could have a material adverse effect on our financial condition and results of operations.
Product recalls and warranty obligations may result in direct costs, and any resulting loss of vehicle sales could have material adverse effects on our business.
We, and the U.S. automotive industry in general, have recently experienced a significant increase in recall activity to address performance, compliance or safety-related issues. Our recent costs to recall vehicles have been significant and typically include the cost of replacement parts and labor to remove and replace parts. These costs substantially depend on the nature of the remedy and the number of vehicles affected, and may arise many years after a vehicle's sale. Product recalls may also harm our reputation, force us to halt the sale of certain vehicles and may cause consumers to question the safety or reliability of our products. Given recent increases in both the cost and frequency of recall campaigns and increased regulatory activity across the automotive industry in the U.S. and Canada, ongoing compliance may become even more costly.
Any costs incurred, or lost vehicle sales, resulting from product recalls could materially adversely affect our financial condition and results of operations. Moreover, if we face consumer complaints, or we receive information from vehicle rating services that calls into question the safety or reliability of one of our vehicles and we do not issue a recall, or if we do not do so on a timely basis, our reputation may also be harmed and we may lose future vehicle sales. We are also obligated under the terms of our warranty agreements to make repairs or replace parts in our vehicles at our expense for a specified period of time. Therefore, any failure rate that exceeds our assumptions may result in unanticipated losses.
In addition, compliance with U.S. regulatory requirements for product recalls has received heightened scrutiny recently. In connection with the failure in three specified campaigns to provide an effective remedy, and noncompliance with various reporting requirements under the National Traffic and Motor Vehicle Safety Act of 1966 and the Transportation Recall Enhancement, Accountability and Documentation (TREAD) Act, FCA US has recently agreed to pay substantial civil penalties, become subject to supervision and in certain instances been required to buy back vehicles as an additional alternative to a repair remedy. There can be no assurance that we will not be subject to additional regulatory inquiries and consequences in the future.
Our future performance depends on our ability to expand into new markets as well as enrich our product portfolio and offer innovative products in existing markets.
Our success depends, among other things, on our ability to maintain or increase our share in existing markets and/or to expand into new markets through the development of innovative, high-quality products that are attractive to customers and provide adequate profitability.

It generally takes two years or more to design and develop a new vehicle, and a number of factors may lengthen that schedule. Because of this product development cycle and the various elements that may contribute to consumers’ acceptance of new vehicle designs, including competitors’ product introductions, fuel prices, general economic conditions and changes in styling preferences, an initial product concept or design that we believe will be attractive may not result in a vehicle that will generate sales in sufficient quantities and at high enough prices to be profitable. A failure to develop and offer innovative products that compare favorably to those of our principal competitors, in terms of price, quality, functionality and features, with particular regard to the upper-end of the product range, or delays in bringing strategic new models to the market, could impair our strategy, which would have a material adverse effect on our financial condition and results of operations. Additionally, our high proportion of fixed costs, both due to our significant investment in property, plant and equipment as well as the requirements of our collective bargaining agreements, which limit our flexibility to adjust personnel costs to changes in demand for our products, may further exacerbate the risks associated with incorrectly assessing demand for our vehicles.
Further, if we determine that a safety or emissions defect, a mechanical defect or a non-compliance with regulation exists with respect to a vehicle model prior to the retail launch, the launch of such vehicle could be delayed until we remedy the defect or non-compliance. The costs associated with any protracted delay in new model launches necessary to remedy such defect, and the cost of providing a free remedy for such defects or non-compliance in vehicles that have been sold, could be substantial.
The automotive industry is highly competitive and cyclical and we may suffer from those factors more than some of our competitors.
Substantially all of our revenues are generated in the automotive industry, which is highly competitive, encompassing the production and distribution of passenger cars, light commercial vehicles and components and production systems. We face competition from other international passenger car and light commercial vehicle manufacturers and distributors and components suppliers in Europe, North America, Latin America and the Asia Pacific region. These markets are all highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered, and many of our competitors are better capitalized with larger market shares.
In addition, global vehicle production capacity significantly exceeds current demand and this overcapacity has intensified and may further intensify pricing pressures. Our competitors may respond to these conditions by attempting to make their vehicles more attractive or less expensive to customers by adding vehicle enhancements, providing subsidized financing or leasing programs, or by reducing vehicle prices whether directly or by offering option package discounts, price rebates or other sales incentives in certain markets. In addition, manufacturers in countries that have lower production costs may choose to export lower-cost automobiles to more established markets. These actions have had, and may continue to have, a negative impact on our vehicle pricing, market share, and results of operations.
In the automotive business, sales to end-customers are cyclical and subject to changes in the general condition of the economy, the readiness of end-customers to buy and their ability to obtain financing, as well as the possible introduction of measures by governments to stimulate demand. The automotive industry is also subject to the constant renewal of product offerings through frequent launches of new models. A negative trend in the automotive industry or our inability to adapt effectively to external market conditions coupled with more limited capital than many of our principal competitors could have a material adverse impact on our financial condition and results of operations.
Laws, regulations and governmental policies, including those regarding increased fuel economy requirements and reduced greenhouse gas emissions, may have a significant effect on how we do business and may adversely affect our results of operations.
In order to comply with government regulations related to fuel economy and emissions standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention, to these legal requirements. We expect the number and scope of these regulatory requirements, along with the costs associated with compliance, to increase significantly in the future, and these costs could be difficult to pass through to customers. As a result, we may face limitations on the types of vehicles we produce and sell, and where we can sell them, which could have a material adverse impact on our financial condition and results of operations.

Government scrutiny has also increased industry-wide, and is expected to remain high, in connection with a recent significant EPA action involving the tailpipe emissions of a competitor's diesel vehicles. As a result, original equipment manufacturers (“OEMs”) will likely experience additional regulation, increased enforcement and a more lengthy regulatory approval process.
In many cases, technological and cost barriers limit the mass-market potential of sustainable natural gas and electric vehicles. In certain other cases, the technologies that we plan to employ are not yet commercially practical and depend on significant future technological advances by us and by suppliers. There can be no assurance that these advances will occur in a timely or feasible manner, that the funds we have budgeted or expended for these purposes will be adequate, or that we will be able to obtain rights to use these technologies. Further, our competitors and others are pursuing similar technologies and other competing technologies, and there can be no assurance that they will not acquire and implement similar or superior technologies sooner than we will or on an exclusive basis or at a significant price advantage.
Our success largely depends on the ability of our current management team to operate and manage effectively.
Our success largely depends on the ability of our senior executives and other members of management to effectively manage the Group and individual areas of the business. In particular, our Chief Executive Officer, Sergio Marchionne, is critical to the execution of our strategic direction and implementation of our Business Plan. Although Mr. Marchionne has indicated his intention to remain as our Chief Executive Officer through the period of our Business Plan, if we were to lose his services or those of any of our other senior executives or key employees it could have a material adverse effect on our business prospects, earnings and financial position. We have developed succession plans that we believe are appropriate in the circumstances, although it is difficult to predict with any certainty that we will replace these individuals with persons of equivalent experience and capabilities. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel our business, financial condition and results of operations may suffer.
We may be subject to more intensive competition if other manufacturers pursue consolidations.

We have advocated consolidation in our industry due to our view that the automotive industry is characterized by significant duplication in product development costs, much of which does not drive value as perceived by consumers. We believe that sharing product development costs among manufacturers, preferably through consolidation, will enable automakers to improve their return on capital employed for product development and manufacturing and enhance utilization of tooling, machinery and equipment. While we continue to implement our Business Plan, and we believe that our business will continue to grow and our operating margins will continue to improve, if our competitors are able to successfully integrate with one another and we are not successful with our own efforts to enhance collaboration or adapt effectively to increased competition, our competitors’ integration could have a material adverse impact on our financial condition and results of operations.
We may be exposed to shortfalls in our pension plans.
Certain of our defined benefit pension plans are currently underfunded. As of December 31, 2015, our defined benefit pension plans were underfunded by approximately €5.1 billion (€4.9 billion of which relates to FCA US's defined benefit pension plans). Our pension funding obligations may increase significantly if the investment performance of plan assets does not keep pace with benefit payment obligations. Mandatory funding obligations may increase because of lower than anticipated returns on plan assets, whether as a result of overall weak market performance or particular investment decisions, changes in the level of interest rates used to determine required funding levels, changes in the level of benefits provided for by the plans, or any changes in applicable law related to funding requirements. Our defined benefit plans currently hold significant investments in equity and fixed income securities, as well as investments in less liquid instruments such as private equity, real estate and certain hedge funds. Due to the complexity and magnitude of certain investments, additional risks may exist, including significant changes in investment policy, insufficient market capacity to complete a particular investment strategy and an inherent divergence in objectives between the ability to manage risk in the short term and the ability to quickly rebalance illiquid and long-term investments.

To determine the appropriate level of funding and contributions to our defined benefit plans, as well as the investment strategy for the plans, we are required to make various assumptions, including an expected rate of return on plan assets and a discount rate used to measure the obligations under defined benefit pension plans. Interest rate increases generally will result in a decline in the value of investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases will generally increase the value of investments in fixed income securities and the present value of the obligations.
Any reduction in the discount rate or the value of plan assets, or any increase in the present value of obligations, may increase our pension expenses and required contributions and, as a result, could constrain liquidity and materially adversely affect our financial condition and results of operations. If we fail to make required minimum funding contributions, we could be subject to reportable event disclosure to the U.S. Pension Benefit Guaranty Corporation, as well as interest and excise taxes calculated based upon the amount of any funding deficiency. As a result of our 100 percent indirect ownership of FCA US, we may be subject to certain U.S. legal requirements making us secondarily responsible for a funding shortfall in certain of FCA US's pension plans in the event these pension plans were terminated and FCA US were to become insolvent.
Our lack of a captive finance company in certain key markets could place us at a competitive disadvantage to other automakers that may be able to offer consumers and dealers financing and leasing on better terms than our customers and dealers are able to obtain.
    Our dealers enter into wholesale financing arrangements to purchase vehicles from us to hold in inventory and facilitate retail sales, and retail customers use a variety of finance and lease programs to acquire vehicles.
Unlike many of our competitors, we do not own and operate a controlled finance company dedicated solely to our mass-market vehicle operations in the U.S. and certain key markets in Europe. Instead we have elected to partner with specialized financial services providers through joint ventures and commercial agreements. Our lack of a controlled finance company in these key markets may increase the risk that our dealers and retail customers will not have access to sufficient financing on acceptable terms which may adversely affect our vehicle sales in the future. Furthermore, many of our competitors are better able to implement financing programs designed to maximize vehicle sales in a manner that optimizes profitability for them and their finance companies on an aggregate basis. Since our ability to compete depends on access to appropriate sources of financing for dealers and retail customers, our lack of a controlled finance company in those markets could adversely affect our results of operations.
In other markets, we rely on controlled finance companies, joint ventures and commercial relationships with third parties, including third party financial institutions, to provide financing to our dealers and retail customers. The ability of a finance company to provide financing services at competitive rates is subject to various factors, including:

•	the performance of loans and leases in their portfolio, which could be materially affected by delinquencies, defaults or prepayments;

•	wholesale auction values of used vehicles;

•	higher than expected vehicle return rates and the residual value performance of vehicles they lease; and

•	fluctuations in interest rates and currency exchange rates.
Any financial services provider, including our joint ventures and controlled finance companies, will also face other demands on its capital, including the need or desire to satisfy funding requirements for dealers or customers of our competitors as well as liquidity issues relating to other investments. Furthermore, they may be subject to regulatory changes that may increase their costs, which may impair their ability to provide competitive financing products to our dealers and retail customers.
To the extent that a financial services provider is unable or unwilling to provide sufficient financing at competitive rates to our dealers and retail customers, such dealers and retail customers may not have sufficient access to financing to purchase or lease our vehicles. As a result, our vehicle sales and market share may suffer, which would adversely affect our financial condition and results of operations.

Vehicle sales depend heavily on affordable interest rates for vehicle financing.
In certain regions, including NAFTA, financing for new vehicle sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. As interest rates rise generally, market rates for new vehicle financing are expected to rise as well, which may make our vehicles less affordable to retail customers or steer consumers to less expensive vehicles that tend to be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, our retail customers may not desire to or be able to obtain financing to purchase or lease our vehicles. Furthermore, because our customers may be relatively more sensitive to changes in the availability and adequacy of financing and macroeconomic conditions, our vehicle sales may be disproportionately affected by changes in financing conditions relative to the vehicle sales of our competitors.
Limitations on our liquidity and access to funding may limit our ability to execute our Business Plan and improve our financial condition and results of operations.
Our future performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and possible access to capital markets or other sources of financing. Although we have measures in place that are designed to ensure that adequate levels of working capital and liquidity are maintained, declines in sales volumes could have a negative impact on the cash-generating capacity of our operating activities. For a discussion of these factors, see —Liquidity and Capital Resources below. We could, therefore, find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions, with limited availability of funding and a general increase in funding costs. Any limitations on our liquidity, due to decreases in vehicle sales, the amount of or restrictions in our existing indebtedness, conditions in the credit markets, general economic conditions or otherwise, may adversely impact our ability to execute our Business Plan and impair our financial condition and results of operations. In addition, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, customers, suppliers, lenders and financial service providers, to do business with us, which may adversely affect our financial condition and results of operations.
Our current credit rating is below investment grade and any further deterioration may significantly affect our funding and prospects.
Our ability to access the capital markets or other forms of financing and the related costs depend, among other things, on our credit ratings and we are currently rated below investment grade. The rating agencies review our ratings regularly and, accordingly, new ratings may be assigned to us in the future. It is not currently possible to predict the timing or outcome of any ratings review.
Any downgrade may increase our cost of capital and potentially limit our access to sources of financing, which may cause a material adverse effect on our business prospects, earnings and financial position.
Since the rating agencies may separately review and rate FCA US on a stand-alone basis, it is possible that our credit ratings may not benefit from any improvements in FCA US's credit ratings or that a deterioration in FCA US's credit ratings could result in a negative rating review of us. See —Liquidity and Capital Resources below for more information on our financing arrangements.
Our ability to achieve cost reductions and to realize production efficiencies is critical to maintaining our competitiveness and long-term profitability.
While some productivity improvements are within our control, others depend on external factors, such as commodity prices, supply capacity limitations, or trade regulation. These external factors may make it more difficult to reduce costs as planned, and we may sustain larger than expected production expenses, materially affecting our business and results of operations. Furthermore, reducing costs may prove difficult due to the need to introduce new and improved products in order to meet consumer expectations and government regulations.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.
We are involved in various product liability, warranty, product performance, asbestos, personal injury, dealer and supplier disputes, environmental claims and lawsuits, antitrust, intellectual property, tax and other legal proceedings including those that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal matters pending against us is uncertain, and although such claims, lawsuits and other legal matters are not expected individually to have a material adverse effect on our financial condition or results of operations, such matters could have, in the aggregate, a material adverse effect on our financial condition or results of operations. Furthermore, we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. While we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See also Notes 22 and 28 of the Consolidated Financial Statements included elsewhere in this report for additional information.
A significant malfunction, disruption or security breach compromising the electronic control systems contained in our vehicles could damage our reputation, disrupt our business and adversely impact our ability to compete.
Our vehicles, as well as vehicles manufactured by other OEMs, contain interconnected and increasingly complex systems that control various vehicle processes including engine, transmission, safety, steering, brakes, window and door lock functions. Such internal and vehicle systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. These systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency. A significant malfunction, disruption or security breach compromising the electronic control systems contained in our vehicles could damage our reputation, expose us to significant liability and have a material adverse effect on our results of operations.
We may not be able to realize anticipated benefits from acquisitions that we may undertake, and challenges associated with strategic alliances may have an adverse impact on our results of operations.
We may engage in acquisitions or enter into, expand or exit from strategic alliances which could involve risks that may prevent us from realizing the expected benefits of the transactions or achieving our strategic objectives. Such risks could include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;

•	unexpected liabilities;

•	incompatibility in processes or systems;

•	unexpected changes in laws or regulations;

•	inability to retain key employees;

•	inability to source certain products;

•	increased financing costs and inability to fund such costs;

•	significant costs associated with terminating or modifying alliances; and

•	problems in retaining customers and integrating operations, services, personnel, and customer bases.
If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, financial position and results of operations could be adversely affected.

There can be no assurance that we will be able to offset the earnings power lost as a result of the Ferrari separation.
In January 2016, we completed the previously announced separation of Ferrari N.V., which was intended to, among other things, strengthen our capital base.  The separation consisted primarily of the October 2015 initial public offering of 10 percent of the common shares of Ferrari N.V. and the January 2016 transaction in which holders of our common shares and mandatory convertible securities received our remaining 80 percent interest in Ferrari N.V.  The initial public offering and spin-off will in the aggregate ultimately have a positive €1.5 billion impact on our Net industrial debt. However, Ferrari N.V. contributed approximately €2.6 billion in revenue and €444 million in EBIT in 2015, and is now accounted for as a discontinued operation. If the improvement in our capital position resulting from the separation of Ferrari N.V. is not sufficient to offset the related loss of revenue and EBIT, we could experience a material adverse impact on our results of operations and financial condition.
Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business reputation and cause a default under certain covenants in our credit agreements and other debt.
We continuously monitor and evaluate changes in our internal controls over financial reporting. In support of our drive toward common global systems, we have extended our finance, procurement, and capital project and investment management systems to new areas of operations. As appropriate, we continue to modify the design and documentation of internal control processes and procedures relating to the new systems to simplify and automate many of our previous processes. Our management believes that the implementation of these systems will continue to improve and enhance internal controls over financial reporting. If we fail to maintain adequate financial and management processes and controls, however, it could lead to errors in our financial reporting, which could harm our business reputation and cause a default under certain covenants in our credit agreements and other debt.
In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a default under certain covenants in the indentures governing certain of our public indebtedness, and other credit agreements.
A disruption or security breach in our information technology systems could disrupt our business and adversely impact our ability to compete.
A significant malfunction, disruption or security breach compromising the operation of our information technology systems could damage our reputation, disrupt our business and adversely impact our ability to compete.
Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our vehicle design, manufacturing, inventory tracking and billing and payment systems. A significant or large-scale malfunction or interruption of any one of our computer or data processing systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our dealers and customers. A malfunction or security breach that results in a wider or sustained disruption to our business could have a material adverse effect on our business, reputation, financial condition and results of operations.
In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our customers and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including vehicle design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our vehicle sales may suffer. We also collect, retain and use personal information, including data we gather from customers for product development and marketing purposes, and data we obtain from employees. In the event of a breach in security that allows third parties access to this personal information, we are subject to a variety of ever-changing laws on a global basis that require us to provide notification to the data owners, and that subject us to lawsuits, fines and other means of regulatory enforcement. Our reputation could suffer in the event of such a data breach, which could cause consumers to purchase their vehicles from our competitors. Ultimately, any significant compromise in the integrity of our data security could have a material adverse effect on our business.

We may not be able to adequately protect our intellectual property rights, which may harm our business.
Our success depends, in part, on our ability to protect our intellectual property rights. If we fail to protect our intellectual property rights, others may be able to compete against us using intellectual property that is the same as or similar to our own. In addition, there can be no guarantee that our intellectual property rights are sufficient to provide us with a competitive advantage against others who offer products similar to ours. Despite our efforts, we may be unable to prevent third parties from infringing our intellectual property and using our technology for their competitive advantage. Any such infringement and use could adversely affect our business, financial condition or results of operations.
The laws of some countries in which we operate do not offer the same protection of our intellectual property rights as do the laws of the U.S. or Europe. In addition, effective intellectual property enforcement may be unavailable or limited in certain countries, making it difficult for us to protect our intellectual property from misuse or infringement there. Our inability to protect our intellectual property rights in some countries may harm our business, financial condition or results of operations.
We are subject to risks relating to international markets and exposure to changes in local conditions.
We are subject to risks inherent to operating globally, including those related to:

•	exposure to local economic and political conditions;

•	import and/or export restrictions;

•	multiple tax regimes, including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments to or from subsidiaries;

•	foreign investment and/or trade restrictions or requirements, foreign exchange controls and restrictions on the repatriation of funds; and

•	the introduction of more stringent laws and regulations.
Unfavorable developments in any one or a combination of these areas (which may vary from country to country) could have a material adverse effect on our financial condition and results of operations.
Developments in emerging market countries may adversely affect our business.
We operate in a number of emerging markets, both directly (e.g., Brazil and Argentina) and through joint ventures and other cooperation agreements (e.g., Turkey, India, China and Russia) and have recently taken steps to expand our manufacturing presence in our South and Central America (“LATAM”) region and Asia and Pacific countries (“APAC”) region. Our exposure to other emerging countries has increased in recent years, as have the number and importance of such joint ventures and cooperation agreements. Economic developments in certain LATAM markets, as well as China, have had and could have in the future material adverse effects on our financial condition and results of operations. Further, in certain markets in which we or our joint ventures operate, government approval may be required for certain activities, which may limit our ability to act quickly in making decisions on our operations in those markets.
The automotive market in these emerging markets is highly competitive, with competition from many of the largest global manufacturers as well as numerous smaller domestic manufacturers. We anticipate that additional competitors, both international and domestic, will also seek to enter these markets and that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in price reductions, reduced margins and our inability to gain or hold market share, which could have a material adverse effect on our financial condition and results of operations.

Our reliance on joint ventures in certain emerging markets may adversely affect the development of our business in those regions.
We intend to expand our presence in emerging markets, including China and India, through partnerships and joint ventures. For instance, we have entered into a joint venture with Guangzhou Automobile Group Co., Ltd (“GAC Group”) which has commenced local production of the Jeep Cherokee and will locally produce two other new Jeep vehicles for the Chinese market, expanding the portfolio of Jeep sport utility vehicles (“SUVs”) currently available to Chinese consumers as imports. We have also entered into a joint venture with TATA Motors Limited for the production of certain of our vehicles, engines and transmissions in India.
Our reliance on joint ventures to enter or expand our presence in these markets may expose us to risk of conflict with our joint venture partners and the need to divert management resources to oversee these shareholder arrangements. Further, as these arrangements require cooperation with third party partners, these joint ventures may not be able to make decisions as quickly as we would if we were operating on our own or may take actions that are different from what we would do on a standalone basis in light of the need to consider our partners’ interests. As a result, we may be less able to respond timely to changes in market dynamics, which could have an adverse effect on our financial condition and results of operations.
We depend on our relationships with suppliers.
We purchase raw materials and components from a large number of suppliers and depend on services and products provided by companies outside the Group. Close collaboration between an OEM and its suppliers is common in the automotive industry, and although this offers economic benefits in terms of cost reduction, it also means that we depend on our suppliers and are exposed to the possibility that difficulties, including those of a financial nature, experienced by those suppliers (whether caused by internal or external factors) could have a material adverse effect on our financial condition and results of operations.
We face risks associated with increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles.
We use a variety of raw materials in our business including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium, as well as energy. The prices for these raw materials fluctuate, and market conditions can affect our ability to manage our cost of sales over the short term. We may not be successful in managing our exposure to these risks. Substantial increases in the prices for raw materials would increase our operating costs and could reduce profitability if the increased costs cannot be offset by changes in vehicle prices or countered by productivity gains. In particular, certain raw materials are sourced from a limited number of suppliers and from a limited number of countries. We cannot guarantee that we will be able to maintain arrangements with these suppliers that assure access to these raw materials, and in some cases this access may be affected by factors outside of our control and the control of our suppliers. For instance, natural or man-made disasters or civil unrest may have severe and unpredictable effects on the price of certain raw materials in the future.
As with raw materials, we are also at risk for supply disruption and shortages in parts and components for use in our vehicles for many reasons including, but not limited to, tight credit markets or other financial distress, natural or man-made disasters, or production difficulties. We will continue to work with suppliers to monitor potential disruptions and shortages and to mitigate the effects of any emerging shortages on our production volumes and revenues. However, there can be no assurances that these events will not have an adverse effect on our production in the future, and any such effect may be material.
Any interruption in the supply or any increase in the cost of raw materials, parts, components and systems could negatively impact our ability to achieve our vehicle sales objectives and profitability. Long-term interruptions in supply of raw materials, parts, components and systems may result in a material impact on vehicle production, vehicle sales objectives, and profitability. Cost increases which cannot be recouped through increases in vehicle prices, or countered by productivity gains, may result in a material impact on our financial condition and/or results of operations.

Labor laws and collective bargaining agreements with our labor unions could impact our ability to increase the efficiency of our operations.
Substantially all of our production employees are represented by trade unions, are covered by collective bargaining agreements and/or are protected by applicable labor relations regulations that may restrict our ability to modify operations and reduce costs quickly in response to changes in market conditions. These and other provisions in our collective bargaining agreements may impede our ability to restructure our business successfully to compete more effectively, especially with those automakers whose employees are not represented by trade unions or are subject to less stringent regulations, which could have a material adverse effect on our financial condition and results of operations.
We are subject to risks associated with exchange rate fluctuations, interest rate changes, credit risk and other market risks.
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of our manufacturing activities and commercial activities, resulting in cash flows from sales being denominated in currencies different from those connected to purchases or production activities.
We use various forms of financing to cover funding requirements for our industrial activities and for providing financing to our dealers and customers. Moreover, liquidity for industrial activities is also principally invested in variable-rate or short-term financial instruments. Our financial services businesses normally operate a matching policy to offset the impact of differences in rates of interest on the financed portfolio and related liabilities. Nevertheless, changes in interest rates can affect Net revenues, finance costs and margins.
In addition, although we manage risks associated with fluctuations in currency and interest rates through financial hedging instruments, fluctuations in currency or interest rates could have a material adverse effect on our financial condition and results of operations.
Our financial services activities are also subject to the risk of insolvency of dealers and retail customers, as well as unfavorable economic conditions in markets where these activities are carried out. Despite our efforts to mitigate such risks through the credit approval policies applied to dealers and retail customers, there can be no assurances that we will be able to successfully mitigate such risks, particularly with respect to a general change in economic conditions.
We are a Dutch public company with limited liability, and our shareholders may have rights different from those of shareholders of companies organized in the U.S.
The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions. We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and the responsibilities of members of our board of directors in companies governed by the laws of other jurisdictions including the U.S. In the performance of its duties, our board of directors is required by Dutch law to consider our interests and the interests of our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.
It may be difficult to enforce U.S. judgments against us.
We are incorporated under the laws of the Netherlands, and a substantial portion of our assets are outside of the U.S. Most of our directors and senior management and our independent auditors are resident outside the U.S., and all or a substantial portion of their respective assets may be located outside the U.S. As a result, it may be difficult for U.S. investors to effect service of process within the U.S. upon these persons. It may also be difficult for U.S. investors to enforce within the U.S. judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof. In addition, there is uncertainty as to whether the courts outside the U.S. would recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against us, our directors and officers and our independent auditors.

We operate so as to be treated as exclusively resident in the United Kingdom for tax purposes, but the relevant tax authorities may treat us as also being tax resident elsewhere.
We are not a company incorporated in the United Kingdom (“U.K.”). Therefore, whether we are resident in the U.K. for tax purposes depends on whether our “central management and control” is located (in whole or in part) in the U.K. The test of “central management and control” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs (“HMRC“), suggest that we, a group holding company, are likely to be regarded as having become U.K.-resident on this basis from incorporation and remaining so if, as we intend, (i) at least half of the meetings of our Board of Directors are held in the U.K. with a majority of directors present in the U.K. for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting us and our subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of our directors, together with supporting staff, are based in the U.K.; and (v) we have permanent staffed office premises in the U.K. HMRC has accepted that our “central management and control” is in the U.K.
Although it has been accepted that our “central management and control” is in the U.K., we would nevertheless not be treated as U.K.-resident if (a) we were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the U.K. and (b) there were a tie-breaker provision in that tax treaty which allocated exclusive residence to that other jurisdiction.
Our residence for Italian tax purposes is largely a question of fact based on all circumstances. A rebuttable presumption of residence in Italy may apply under Article 73(5-bis) of the Italian Consolidated Tax Act (“CTA”). However, we have set up and thus far maintained, and intend to continue to maintain, our management and organizational structure in such a manner that we should be deemed resident in the U.K. from our incorporation for the purposes of the Italy-U.K. tax treaty. The result of this is that we should not be regarded as an Italian tax resident either for the purposes of the Italy-U.K. tax treaty or for Italian domestic law purposes. Because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Should we be treated as an Italian tax resident, we would be subject to taxation in Italy on our worldwide income and may be required to comply with withholding tax and/or reporting obligations provided under Italian tax law, which could result in additional costs and expenses.
Although it has been accepted that our “central management and control” is in the U.K., we will be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes on the basis that we are incorporated there. Nonetheless, we will be regarded as solely resident in either the U.K. or the Netherlands under the Netherlands-U.K. tax treaty if the U.K. and Dutch competent authorities agree that this is the case. We have applied for and received a ruling from the U.K. and Dutch competent authorities that we should be treated as resident solely in the U.K. for the purposes of the treaty. If there is a change over time to the facts upon which a ruling issued by the competent authorities is based, the ruling may be withdrawn or cease to apply.
The U.K.’s controlled foreign company taxation rules may reduce net returns to shareholders.
On the assumption that we are resident for tax purposes in the U.K., we will be subject to the U.K. controlled foreign company (“CFC”) rules. The CFC rules can subject U.K.-tax-resident companies (in this case, us) to U.K. tax on the profits of certain companies not resident for tax purposes in the U.K. in which they have at least a 25 percent direct or indirect interest. Interests of connected or associated persons may be aggregated with those of the U.K.-tax-resident company when applying this 25 percent threshold. For a company to be a CFC, it must be treated as directly or indirectly controlled by persons resident for tax purposes in the U.K. The definition of control is broad (it includes economic rights) and captures some joint ventures.

Various exemptions are available. One of these is that a CFC must be subject to tax in its territory of residence at an effective rate not less than 75 percent of the rate to which it would be subject in the U.K., after making specified adjustments. Another of the exemptions (the “excluded territories exemption”) is that the CFC is resident in a jurisdiction specified by HMRC in regulations (several jurisdictions in which our group has significant operations, including Brazil, Italy and the U.S., are so specified). For this exemption to be available, the CFC must not be involved in an arrangement with a main purpose of avoiding U.K. tax and the CFC’s income falling within certain categories (often referred to as the CFC’s “bad income”) must not exceed a set limit. In the case of the U.S. and certain other countries, the “bad income” test need not be met if the CFC does not have a permanent establishment in any other territory and the CFC or persons with an interest in it are subject to tax in its home jurisdiction on all its income (other than non-deductible distributions). We expect that our principal operating activities should fall within one or more of the exemptions from the CFC rules, in particular the excluded territories exemption.
Where the entity exemptions are not available, profits from activities other than finance or insurance will only be subject to apportionment under the CFC rules where:

•
some of the CFC’s assets or risks are acquired, managed or controlled to any significant extent in the U.K. (a) other than by a U.K. permanent establishment of the CFC and (b) other than under arm’s length arrangements;

•	the CFC could not manage the assets or risks itself; and

•
the CFC is party to arrangements which increase its profits while reducing tax payable in the U.K. and the arrangements would not have been made if they were not expected to reduce tax in some jurisdiction.

Profits from finance activities (whether considered trading or non-trading profits for U.K. tax purposes) or from insurance may be subject to apportionment under the CFC rules if they meet the tests set out above or specific tests for those activities. A full or 75 percent exemption may also be available for some non-trading finance profits.
Although we do not expect the U.K.’s CFC rules to have a material adverse impact on our financial position, the effect of the new CFC rules on us is not yet certain. We will continue to monitor developments in this regard and seek to mitigate any adverse U.K. tax implications which may arise. However, the possibility cannot be excluded that the CFC rules may have a material adverse impact on our financial position, reducing net returns to our shareholders.
If we are deemed to not maintain a permanent establishment in Italy, we could experience a material increase in our tax liability.
Whether we have maintained a permanent establishment in Italy after the Merger (an “Italian P.E.”) is largely a question of fact based on all the circumstances. We believe that, on the understanding that we should be a U.K.-resident company under the Italy-U.K. tax treaty, we are likely to be treated as maintaining an Italian P.E. because we have maintained and intend to continue to maintain sufficient employees, facilities and activities in Italy to qualify as maintaining an Italian P.E. Should this be the case (i) the embedded gains on our assets connected with the Italian P.E. cannot be taxed as a result of the Merger; (ii) our tax-deferred reserves cannot be taxed, inasmuch as they have been recorded in the Italian P.E.’s financial accounts; and (iii) the Italian fiscal unit that was headed by Fiat before the Merger (the “Fiscal Unit”), continues with respect to our Italian subsidiaries whose shareholdings are part of the Italian P.E.’s net worth.
FCA filed a ruling request with the Italian tax authorities in respect of the continuation of the Fiscal Unit via the Italian P.E. on April 16, 2014. The Italian tax authorities issued the ruling on December 10, 2014 (the “2014 Ruling”), confirming that the Fiscal Unit may continue via the Italian P.E. Moreover, in another ruling issued on October 9, 2015 (the “2015 Ruling”, and together with the 2014 Ruling, the “Rulings”), the Italian tax authorities confirmed that the separation of Ferrari from the Group (including the first demerger of certain assets held through the Italian P.E.) will qualify as a tax-free, neutral transaction from an Italian income tax perspective. However, the Rulings are not assessments of certain sets of facts and circumstances. Therefore, even though the 2014 Ruling confirms that the Fiscal Unit may continue via the Italian P.E. and the 2015 Ruling assumes such a P.E. to exist, this does not rule out that the Italian tax authorities may in the future verify whether FCA actually has a P.E. in Italy and potentially challenge the existence of such a P.E. Because the analysis is highly factual, there can be no assurance regarding our maintenance of an Italian P.E. after the Merger.

Risks Related to Our Substantial Existing Indebtedness
We have significant outstanding indebtedness, which may limit our ability to obtain additional funding on competitive terms and limit our financial and operating flexibility.
The extent of our indebtedness could have important consequences on our operations and financial results, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•
we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes;

•	we are more financially leveraged than some of our competitors, which may put us at a competitive disadvantage; and

•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions or our business.
These risks may be exacerbated by volatility in the financial markets, particularly those resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the Eurozone.
Even though we are the 100 percent indirect owner of FCA US, it operates separately from a cash management standpoint. Additionally, we have not provided guarantees or security or undertaken any other similar commitment in relation to any financial obligation of FCA US, nor do we have any commitment to provide funding to FCA US in the future. However, with the replacement of the prior FCA revolving credit facilities with the new FCA revolving credit facilities entered into in June 2015, FCA no longer has limitations in providing funding to FCA US.
Furthermore, certain of our notes include covenants that may be affected by FCA US’s circumstances. In particular, these notes include cross-default clauses which may accelerate the relevant issuer’s obligation to repay its notes in the event that FCA US fails to pay certain debt obligations at maturity or is otherwise subject to an acceleration in the maturity of any of those obligations. Therefore, these cross-default provisions could require early repayment of those notes in the event FCA US's debt obligations are accelerated or are not repaid at maturity. There can be no assurance that the obligation to accelerate the repayment by FCA US of its debts will not arise or that it will be able to pay its debt obligations when due at maturity.
Restrictive covenants in our debt agreements could limit our financial and operating flexibility.
The indentures governing certain of our outstanding public indebtedness, and other credit agreements to which companies in the Group are a party, contain covenants that restrict the ability of certain companies in the Group to, among other things:

•	incur additional debt;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	sell certain assets or merge with or into other companies;

•	use assets as security in other transactions; and

•	enter into sale and leaseback transactions.
For more information regarding our credit facilities and debt, see —Liquidity and Capital Resources below.

Restrictions arising out of FCA US’s senior credit facilities may hinder our ability to manage our operations on a consolidated, global basis.
FCA US is party to credit agreements for certain senior credit facilities. These debt instruments include covenants that restrict FCA US’s ability to pay dividends or enter into sale and leaseback transactions, make certain distributions or purchase or redeem capital stock, prepay other debt, encumber assets, incur or guarantee additional indebtedness, incur liens, transfer and sell assets or engage in certain business combinations, enter into certain transactions with affiliates or undertake various other business activities.
In particular, in January 2014 and February 2015, FCA US paid distributions of U.S.$1.9 billion (€1.4 billion) and U.S.$1.3 billion (€1.2 billion), respectively, to its members. Further distributions will be limited to 50 percent of FCA US’s cumulative consolidated net income (as defined in the agreements) from the period from January 1, 2012 until the end of the most recent fiscal quarter, less the amounts of the January 2014 and February 2015 distributions. See —Liquidity and Capital Resources below.
These restrictive covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions, joint ventures or other corporate opportunities. In particular, the senior credit facilities contain, and future indebtedness may contain, other and more restrictive covenants. These agreements also limit FCA US’s ability to prepay certain of its indebtedness or impose limitations that make prepayment impractical. The senior credit facilities require FCA US to maintain borrowing base collateral coverage and a minimum liquidity threshold. A breach of any of these covenants or restrictions could result in an event of default on the indebtedness and the other indebtedness of FCA US or result in cross-default under certain of its or our indebtedness.
If FCA US is unable to comply with these covenants, its outstanding indebtedness may become due and payable and creditors may foreclose on pledged properties. In this case, FCA US may not be able to repay its debt and it is unlikely that it would be able to borrow sufficient additional funds. Even if new financing is made available to FCA US in such circumstances, it may not be available on acceptable terms.
Compliance with certain of these covenants could also restrict FCA US’s ability to take certain actions that its management believes are in FCA US’s and our best long-term interests.
Should FCA US be unable to undertake strategic initiatives due to the covenants provided for by the above-referenced instruments, our business prospects, financial condition and results of operations could be impacted.
No assurance can be given that restrictions arising out of FCA US’s senior credit facilities will be eliminated.
In connection with our capital planning to support the Business Plan, we have announced our intention to eliminate existing contractual terms limiting the free flow of capital among Group companies, including through prepayment, refinancing and/or amendment of the outstanding FCA US senior credit facilities. No assurance can be given regarding the timing of such transactions or that such transactions will be completed.
Substantially all of the assets of FCA US and its U.S. subsidiary guarantors are unconditionally pledged as security under its senior credit facilities and could become subject to lenders’ contractual rights if an event of default were to occur.
FCA US is an obligor and several of its U.S. subsidiaries are guarantors under FCA US's senior credit facilities. The obligations under the senior credit facilities are secured by senior priority security interests in substantially all of the assets of FCA US and its U.S. subsidiary guarantors. The collateral includes 100 percent of the equity interests in FCA US’s U.S. subsidiaries, 65 percent of the equity interests in certain of its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors. An event of default under FCA US’s senior credit facilities could trigger its lenders’ contractual rights to enforce their security interest in these assets.

Risks Related to our Common Shares
Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and could result in pricing differentials of our common shares between the two exchanges.
Our common shares are listed and traded on both the New York Stock Exchange (“NYSE”) and the Mercato Telematico Azionario (“MTA”) operated by Borsa Italiana. The dual listing of our common shares may split trading between the two markets and may result in limited trading liquidity of the shares in one or both markets, which may adversely affect the development of an active trading market for our common shares on either or both exchanges and may result in price differentials between the exchanges. Differences in the trading schedules, as well as volatility in the exchange rate of the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges, which may contribute to volatility in the trading of our shares.
The loyalty voting structure may affect the liquidity of our common shares and reduce our common share price.
The implementation of the loyalty voting structure could reduce the liquidity of our common shares and adversely affect the trading prices of our common shares. The loyalty voting structure is intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding our common shares continuously for at least three years at any time following the effectiveness of the Merger the option to elect to receive our special voting shares. Our special voting shares cannot be traded and, immediately prior to the deregistration of common shares from the FCA Loyalty Register, any corresponding special voting shares shall be transferred to us for no consideration (om niet). This loyalty voting structure is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining our special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.
The loyalty voting structure may make it more difficult for shareholders to acquire a controlling interest, change our management or strategy or otherwise exercise influence over us, and the market price of our common shares may be lower as a result.
The provisions of our articles of association which establish the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of our voting power could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of February 26, 2016, Exor had a voting interest in FCA of approximately 44.27 percent due to its participation in the loyalty voting structure and as a result will have the ability to exercise significant influence on matters involving our shareholders. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit our shareholders. The loyalty voting structure may also prevent or discourage shareholders' initiatives aimed at changing our management or strategy or otherwise exerting influence over us.
There may be potential Passive Foreign Investment Company tax considerations for U.S. Shareholders.
Shares of our stock held by a U.S. holder would be stock of a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes with respect to a U.S. Shareholder if for any taxable year in which such U.S. Shareholder held our common shares, after the application of applicable look-through rules (i) 75 percent or more of our gross income for the taxable year consists of passive income (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50 percent of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of passive income. U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
While we believe that shares of our stock are not stock of a PFIC for U.S. federal income tax purposes, this conclusion is based on a factual determination made annually and thus is subject to change. Moreover, shares of our stock may become stock of a PFIC in future taxable years if there were to be changes in our assets, income or operations.

Tax consequences of the loyalty voting structure are uncertain.
No statutory, judicial or administrative authority directly discusses how the receipt, ownership, or disposition of special voting shares should be treated for Italian, U.K. or U.S. tax purposes and as a result, the tax consequences in those jurisdictions are uncertain.
The fair market value of our special voting shares, which may be relevant to the tax consequences, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, the special voting shares are not transferable (other than, in very limited circumstances, together with our associated common shares) and a shareholder will receive amounts in respect of the special voting shares only if we are liquidated, we believe and intend to take the position that the fair market value of each special voting share is minimal. However, the relevant tax authorities could assert that the value of the special voting shares as determined by us is incorrect.
The tax treatment of the loyalty voting structure is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of special voting shares.
Tax may be required to be withheld from dividend payments.
Although the U.K. and Dutch competent authorities have ruled that we should be treated as solely resident in the U.K. for the purposes of the Netherlands-U.K. double tax treaty, under Dutch domestic law dividend payments made by us to Dutch residents are still subject to Dutch dividend withholding tax and we would have no obligation to pay additional amounts in respect of such payments.
Should Dutch or Italian withholding taxes be imposed on future dividends or distributions with respect to our common shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of Dutch and/or Italian withholding taxes.
See “We operate so as to be treated as exclusively resident in the United Kingdom for tax purposes, but the relevant tax authorities may treat it as also being tax resident elsewhere.” in the section —Risks Related to Our Business, Strategy and Operations.

Overview
We are an international automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems. We are the seventh largest automaker in the world based on total vehicle sales in 2015. We have operations in approximately 40 countries and sell our vehicles directly or through distributors and dealers in more than 150 countries. We design, engineer, manufacture, distribute and sell vehicles for the mass market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands and the SRT performance vehicle designation. We support our vehicle sales by after-sales services and parts worldwide using the Mopar brand for mass market vehicles. We make available retail and dealer financing, leasing and rental services through our subsidiaries, joint ventures and commercial arrangements. In addition, we design, engineer, manufacture, distribute and sell luxury vehicles under the Maserati brand, which we support with financial services provided to our dealers and retail customers through our subsidiaries, joint ventures and commercial arrangements. We also operate in the components and production systems sectors under the Magneti Marelli, Teksid and Comau brands.
Our activities are carried out through six reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Maserati, our global luxury brand segment, and a global Components segment (see —Overview of Our Business for a description of our reportable segments).
Excluding the operations of Ferrari, in 2015, we shipped 4.6 million vehicles, we had Net revenues of €110.6 billion, EBIT of €2.6 billion and Net profit of €0.1 billion. At December 31, 2015, excluding Ferrari, we had available liquidity of €24.6 billion (including €3.4 billion available under undrawn committed credit lines) and we had net industrial debt of €5.0 billion. See —Operating Results—Non-GAAP Financial Measures—Net Debt.

History of FCA
Fiat Chrysler Automobiles N.V. was originally incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 and became the parent company of the Group on October 12, 2104 through the Merger described below. Its principal office is located at 25 St. James's Street, London SW1A 1HA, United Kingdom (telephone number: +44 (0)20 7766 0311).
Fiat, the predecessor to FCA, was founded as Fabbrica Italiana Automobili Torino, on July 11, 1899 in Turin, Italy as an automobile manufacturer. Fiat opened its first factory in 1900 in Corso Dante in Turin with 150 workers producing 24 cars. In 1902 Giovanni Agnelli, Fiat’s founder, became the Managing Director of the company.
Beginning in 2008, Fiat pursued a process of transformation in order to meet the challenges of a changing marketplace characterized by global overcapacity in automobile production and the consequences of economic recession that persisted particularly in the European markets on which it had historically depended. As part of its efforts to restructure operations, Fiat worked to expand the scope of its automotive operations, having concluded that significantly greater scale was necessary to enable it to be a competitive force in the increasingly global automotive markets.
In April 2009, Fiat and Old Carco LLC, formerly known as Chrysler LLC (“Old Carco”) entered into a master transaction agreement, pursuant to which FCA US LLC, formerly known as Chrysler Group LLC, (“FCA US”) agreed to purchase the principal operating assets of Old Carco and to assume certain of Old Carco's liabilities. Old Carco traced its roots to the company originally founded by Walter P. Chrysler in 1925 that, since that time, expanded through the acquisition of the Dodge and Jeep brands.
Following the closing of that transaction on June 10, 2009, Fiat held an initial 20 percent ownership interest in FCA US, with the UAW Retiree Medical Benefits Trust (the “VEBA Trust”), the U.S. Treasury and the Canadian government holding the remaining interests. FCA US's operations were funded with financing from the U.S. Treasury and Canadian government. In addition, Fiat held several options to acquire additional ownership interests in FCA US.
Over the following years, Fiat acquired additional ownership interests in FCA US, leading to majority ownership and full consolidation of FCA US’s results into our financial statements. On May 24, 2011 FCA US refinanced the U.S. and Canadian government loans and in July 2011, Fiat acquired the ownership interests in FCA US held by the U.S. Treasury and Canadian government.

On January 21, 2014, Fiat purchased all of the VEBA Trust’s equity interests in FCA US, which represented the 41.5 percent of FCA US interest not then held by us, resulting in FCA US becoming an indirect 100 percent owned subsidiary of FCA.
The FCA Merger
On January 29, 2014, the Board of Directors of Fiat approved a proposed corporate reorganization resulting in the formation of FCA and decided to establish FCA, organized in the Netherlands, as the parent company of the Group with its principal executive offices in the United Kingdom.
On June 15, 2014, the Board of Directors of Fiat approved the terms of a cross-border legal merger of Fiat, the parent of the Group, into its 100 percent owned direct subsidiary, FCA, (the “Merger”). Fiat shareholders received in the Merger one (1) FCA common share for each Fiat ordinary share that they held. Moreover, under the Articles of Association of FCA, FCA shareholders received, if they so elected and were otherwise eligible to participate in the loyalty voting structure, one (1) FCA special voting share for each FCA common share received in the Merger. The loyalty voting structure is designed to provide eligible long-term FCA shareholders with two votes for each FCA common share held.
FCA was incorporated under the name Fiat Investments N.V. with issued share capital of €200,000, fully paid and divided into 20,000,000 common shares having a nominal value of €0.01 each. Capital increased to €350,000 on May 13, 2014.
Fiat shareholders voted and approved the Merger at their extraordinary general meeting held on August 1, 2014. After this approval, Fiat shareholders not voting in favor of the Merger were entitled to exercise cash exit rights (the “Cash Exit Rights”). The redemption price payable to these shareholders was €7.727 per share (the “Exit Price”), equivalent to the average daily closing price published by Borsa Italiana for the six months prior to the date of the notice calling the meeting.
As a result of the exercise of the Cash Exit Rights, concurrent with the Merger, a total of 53,916,397 Fiat shares were canceled in the Merger with a resulting net aggregate cash disbursement of €417 million.
The Merger became effective on October 12, 2014 and, on October 13, 2014, FCA common shares commenced trading on the NYSE and on the MTA. The Merger is recognized in FCA’s consolidated financial statements from January 1, 2014. As a result, FCA, as successor of Fiat, is the parent company of the Group. There were no accounting effects as a direct result of the Merger.
Ferrari Spin-off

On October 26, 2015, Ferrari N.V., a subsidiary of FCA, completed its initial public offering (“IPO”) in which FCA sold 10 percent of Ferrari N.V. common shares (“Ferrari IPO”) and received net proceeds of approximately €0.9 billion, resulting in FCA owning 80 percent of Ferrari N.V. common shares, Piero Ferrari owning 10 percent of common shares and public shareholders owning the remaining 10 percent of Ferrari N.V. common shares. The Ferrari IPO was accounted for as an equity transaction.

In October 2015, in connection with the Ferrari IPO and in preparation for the spin-off of the remaining shares of Ferrari N.V. owned by FCA, FCA carried out an internal corporate restructuring. As part of this reorganization, FCA transferred its shares of Ferrari S.p.A. to Ferrari N.V. and provided a capital contribution to Ferrari N.V., while Ferrari N.V. issued a note payable to FCA in the amount of €2.8 billion.  This internal restructuring was a common control transaction and did not have an accounting impact on FCA’s Consolidated Financial Statements. However, as a result and in connection with the transactions in which Piero Ferrari exchanged his shares in Ferrari S.p.A. for Ferrari N.V. shares, FCA paid €280 million to Piero Ferrari as consideration for the dilution of his share value due to the issuance of the €2.8 billion note payable, which was recorded as a reduction to non-controlling interests.
The transactions necessary to separate FCA’s remaining ownership interest in Ferrari N.V. and to distribute that ownership interest to holders of FCA shares and mandatory convertible securities were approved at a meeting of FCA shareholder on December 3, 2015. The transactions to separate Ferrari N.V. from the Group were completed on January 3, 2016.

As the spin-off of Ferrari N.V. was highly probable after the approval was obtained at the extraordinary general meeting of FCA shareholders and since it was available for immediate distribution, the Ferrari segment met the criteria to be classified as a disposal group held for distribution to owners on December 3, 2015. As a result, the Group classified the Ferrari segment as a discontinued operation for the year ended December 31, 2015. The results of Ferrari have been excluded from the Group's continuing operations, the after-tax result of Ferrari's operations are shown as a single line item within the Consolidated Income Statement for the year ended December 31, 2015 and all prior periods have been re-presented accordingly. In addition, the assets and liabilities of the Ferrari segment have been classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015, while the assets and liabilities of Ferrari have not been re-classified as such for the comparative Consolidated Statement of Financial Position at December 31, 2014. Refer to the section —Principal Activities within the Consolidated Financial Statements included elsewhere in this report for additional detail.

Our Business Plan
In May 2014, we announced our 2014-2018 Business Plan, which focused on: strengthening and differentiating our portfolio of brands, including the globalization of Jeep and Alfa Romeo; volume growth; continued platform convergence and focus on cost efficiencies, as well as enhancing margins and strengthening our capital structure.
We presented an update to our Business Plan in January 2016 in order to address intervening market changes and announced the following actions:

•
Due to a continued shift in consumer preference towards utility vehicles and pickup trucks in the NAFTA region, we intend to realign our installed capacity in the region to better meet demand for Ram pickup trucks and Jeep vehicles within our existing plant infrastructure by discontinuing production of our Chrysler 200 and Dodge Dart passenger cars. As a result, we recorded a total charge of €834 million as described in more detail within the section —Results by Segment - NAFTA below. We intend to maintain our presence in the market for passenger cars through other arrangements.

•	We intend to slow the pace of our investments in the Alfa Romeo brand and the timing of future product launches, primarily in response to reduced demand for premium and imported vehicles in China.

•
The commencement of production at our new Pernambuco plant has coincided with a significant industry decline, intensified competitive pressures from non-major OEMs, and currency devaluation pressures in the LATAM region. As a result, we are offsetting inflation with pricing actions and we intend to explore opportunities to export vehicles produced in Brazil without an impact on our Pernambuco strategy.

•	Based on the Jeep brand’s significant volume growth across all regions and nameplates over the past six years, we have increased our expectations for the brand’s future growth.
Notwithstanding these market changes and the actions described above, we have stated our intent to deliver positive operating cash flows for each remaining year of the Business Plan and reiterated our goal to achieve a net industrial cash position by the end of 2018.

Industry Overview
Vehicle Segments and Descriptions
We manufacture and sell passenger cars, light trucks and light commercial vehicles covering all market segments.
Passenger cars can be divided among seven main groups, whose definition could slightly vary by region. Mini cars, known as “A segment” vehicles in Europe and often referred to as “city cars,” are between 2.7 and 3.7 meters in length and include three- and five-door hatchbacks. Small cars, known as “B segment” vehicles in Europe and “sub-compacts” in the U.S., range in length from 3.7 meters to 4.4 meters and include three- and five-door hatchbacks and sedans. Compact cars, known as “C segment” vehicles in Europe, range in length from 4.3 meters to 4.7 meters, typically have a sedan body and mostly include three- and five-door hatchback cars. Mid-size cars, known as “D segment” vehicles in Europe, range between 4.7 meters to 4.9 meters, typically have a sedan body or are station wagons. Full-size cars range in length from 4.9 meters to 5.1 meters and are typically sedan cars or, in Europe, station wagons. Minivans, also known as multi-purpose vehicles, or MPVs, typically have seating for up to eight passengers. Utility vehicles include SUVs, which are available with four-wheel drive systems that provide true off-road capabilities, and cross utility vehicles, or CUVs, which are not designed for heavy off-road use.
Light trucks may be divided between vans (also known as light commercial vehicles), which typically are used for the transportation of goods or groups of people and have a payload capability up to 4.2 tons, and pickup trucks, which are light motor vehicles with an open-top rear cargo area and which range in length from 4.8 meters to 5.2 meters (in North America, the length of pickup trucks typically ranges from 5.5 meters to 6 meters). In North America, minivans and utility vehicles are categorized within trucks. In Europe, vans and pickup trucks are categorized as light commercial vehicles.
We characterize a vehicle as “new” if its vehicle platform is significantly different from the platform used in the prior model year and/or has had a full exterior renewal. We characterize a vehicle as “significantly refreshed” if it continues its previous vehicle platform but has extensive changes or upgrades from the prior model.
Our Industry
Designing, engineering, manufacturing, distributing and selling vehicles require significant investments in product design, engineering, research and development, technology, tooling, machinery and equipment, facilities and marketing in order to meet both consumer preferences and regulatory requirements. Automotive OEMs are able to benefit from economies of scale by leveraging their investments and activities on a global basis across brands and models. The automotive industry has also historically been highly cyclical, and to a greater extent than many industries, is impacted by changes in the general economic environment. In addition to having lower leverage and greater access to capital, larger OEMs that have a more diversified revenue base across regions and products tend to be better positioned to withstand industry downturns and to benefit from industry growth.
Most automotive OEMs produce vehicles for the mass market and some of them also produce vehicles for the luxury market. Vehicles in the mass market are typically intended to appeal to the largest number of consumers possible. Intense competition among manufacturers of mass market vehicles, particularly for non-premium brands, tends to compress margins, requiring significant volumes to be profitable. As a result, success is measured in part by vehicle unit sales relative to other automotive OEMs. Luxury vehicles on the other hand are designed to appeal to consumers with higher levels of disposable income, and can therefore more easily achieve much higher margins. This allows luxury vehicle OEMs to produce lower volumes, enhancing brand appeal and exclusivity, while maintaining profitability.
In 2015, 87 million automobiles were sold around the world. Although China is the largest single automotive sales market with approximately 19 million passenger cars sold, the majority of automobile sales are still in the developed markets, including North America, Western Europe and Japan. Growth in other emerging markets has also played an increasingly important part in global automotive demand in recent years.

The automotive industry is highly competitive, especially in our key markets, such as the U.S., Brazil, China and Europe. Vehicle manufacturers must continuously improve vehicle design, performance and content to meet consumer demands for quality, reliability, safety, fuel efficiency, comfort, driving experience and style. Historically, manufacturers relied heavily upon dealer, retail and fleet incentives, including cash rebates, option package discounts, guaranteed depreciation programs, and subsidized or subvented financing or leasing programs to compete for vehicle sales. Since 2009, manufacturers generally have worked to maintain a reduced reliance on pricing-related incentives as competitive tools in the North American market, while pricing pressure, under different forms, is still affecting sales in the European market since the inception of the financial crisis. However, an OEM’s ability to increase or maintain vehicle prices and reduce reliance on incentives is limited by the competitive pressures resulting from the variety of available competitive vehicles in each segment of the new vehicle market as well as continued global manufacturing overcapacity in the automotive industry. At the same time, OEMs generally cannot effectively lower prices as a means to increase vehicle sales without adversely affecting profitability, since the ability to reduce costs is limited by commodity market prices, contract terms with suppliers, evolving regulatory requirements and collective bargaining agreements and other factors that limit the ability to reduce labor expenses. Due to the capital intensive nature of our industry, we expect there will be greater levels of cooperation among automakers in the future.
OEMs generally sell vehicles to dealers and distributors, which then resell vehicles to retail and fleet customers. Retail customers purchase vehicles directly from dealers, while fleet customers purchase vehicles from dealers or directly from OEMs. Fleet sales comprise three primary channels: (i) daily rental, (ii) commercial and (iii) government. Vehicle sales in the daily rental and government channels are extremely competitive and often require significant discounts. Fleet sales are an important source of revenue and can also be an effective means for marketing vehicles. Fleet orders can also help normalize plant production as they typically involve the delivery of a large, pre-determined quantity of vehicles over several months. Fleet sales are also a source of aftermarket service parts revenue for OEMs and service revenue for dealers.
Financial Services
Because dealers and retail customers finance the purchase of a significant percentage of the vehicles sold worldwide, the availability and cost of financing is one of the most significant factors affecting vehicle sales volumes. Most dealers use wholesale or inventory financing arrangements to purchase vehicles from OEMs in order to maintain necessary vehicle inventory levels. Financial services companies may also provide working capital and real estate loans to facilitate investment in expansion or restructuring of the dealers’ premises. Financing may take various forms based on the nature of creditor protection provided under local law, but financial institutions tend to focus on maximizing credit protection on any financing originated in conjunction with a vehicle sale. Financing to retail customers takes a number of forms, including simple installment loans and finance leases. These financial products are usually distributed directly by the dealer and have a typical duration of three to five years. OEMs often use retail financing as a promotional tool, including through campaigns offering below market rate financing known as subvention programs. In such situations, an OEM typically compensates the financial services company up front for the difference between the financial return expected under standard market rates and the rates offered to the customer within the promotional campaign.
Many automakers rely on wholly-owned or controlled finance companies to provide this financing. In other situations, OEMs have relied on joint ventures or commercial relationships with banks and other financial institutions in order to provide access to financing for dealers and retail customers. The model adopted by any particular OEM in a particular market depends upon, among other factors, its sales volumes and the availability of stable and cost-effective funding sources in that market, as well as regulatory requirements.
Financial services companies controlled by OEMs typically receive funding from the OEM’s central treasury or from industrial and commercial operations of the OEM that have excess liquidity, however, they also access other forms of funding available from the banking system in each market, including sales or securitization of receivables either in negotiated sales or through securitization programs. Financial services companies controlled by OEMs compete primarily with banks, independent financial services companies and other financial institutions that offer financing to dealers and retail customers. The long-term profitability of finance companies also depends on the cyclical nature of the industry, interest rate volatility and the ability to access funding on competitive terms and to manage risks with particular reference to credit risks. OEMs within their global strategy aimed to expand their business, may provide access to financial services to their dealers and retail customers, for the financing of parts and accessories, as well as pre-paid service contracts.

Overview of Our Business
We design, engineer, develop and manufacture vehicles, components and production systems worldwide through 164 manufacturing facilities and 84 research and development centers (excluding Ferrari facilities and centers).
Our activities are carried out through six reportable segments: four regional mass-market vehicle segments, the Maserati global luxury brand segment and a global Components segment.
Our four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA, LATAM, APAC and EMEA. We also operate on a global basis in the luxury vehicle and components sectors. In the luxury vehicle sector, we have the Maserati operating segment, while in the components sector we have three operating segments: Magneti Marelli, Teksid and Comau.
We support our mass-market vehicle sales with the sale of related service parts and accessories, as well as service contracts, under the Mopar brand name. In support of our vehicle sales efforts, we make available dealer and retail customer financing either through subsidiaries or joint ventures and through strategic commercial arrangements with third party financial institutions.
For our mass-market vehicle brands, we have centralized design, engineering, development and manufacturing operations, which allow us to efficiently operate on a global scale.
The following list sets forth our six reportable segments:

(i)
NAFTA: our operations to support distribution and sales of mass-market vehicles in the United States, Canada, Mexico and Caribbean islands primarily through the Chrysler, Dodge, Fiat, Jeep, Ram and Alfa Romeo brands, and the sales of related parts and accessories under the Mopar brand name.

(ii)
LATAM: our operations to support the distribution and sale of mass-market vehicles in South and Central America primarily under the Fiat, Jeep, Chrysler, Dodge and Ram brands, with the largest focus of our business in the LATAM segment in Brazil and Argentina.

(iii)
APAC: our operations to support the distribution and sale of mass-market vehicles in the Asia Pacific region (mostly in China, Japan, Australia, South Korea and India) carried out in the region through both subsidiaries and joint ventures, primarily under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat and Jeep brands.

(iv)
EMEA: our operations to support the distribution and sale of mass-market vehicles in Europe (which includes the 28 members of the European Union and the members of the European Free Trade Association), the Middle East and Africa primarily under the Abarth, Alfa Romeo, Chrysler, Fiat, Fiat Professional, Jeep and Lancia brand names.

(v)	Maserati: the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.

(vi)
Components: production and sale of lighting components, body control units, suspensions, shock absorbers, electronic systems, and exhaust systems and activities in powertrain (engine and transmissions) components, engine control units, plastic molding components and in the after-market carried out under the Magneti Marelli brand name; cast iron components for engines, gearboxes, transmissions and suspension systems, and aluminum cylinder heads under the Teksid brand name; and design and production of industrial automation systems and related products for the automotive industry under the Comau brand name.

The following chart sets forth the mass-market vehicle brands we sell in each mass-market regional segment:

	NAFTA	LATAM	APAC	EMEA
Abarth	X		X	X
Alfa Romeo	X		X	X
Chrysler	X	X	X	X
Dodge	X	X	X
Fiat	X	X	X	X
Fiat Professional			X	X
Jeep	X	X	X	X
Lancia				X
Ram	X	X
______________________
Note: Presence determined by sales in the regional segment, if material, through dealer entities of our dealer network.
We also hold interests in companies operating in other activities and businesses that are not considered part of our six reportable segments. These activities are grouped under “Other Activities,” which primarily consists of companies that provide services, including accounting, payroll, tax, insurance, purchasing, information technology, facility management and security for the Group as well as CNH Industrial N.V. (“CNHI”), manage central treasury activities and operate in media and publishing.

Mass-Market Vehicle Brands
We design, engineer, develop, manufacture, distribute and sell vehicles and service parts under 11 mass-market vehicle brands and designations. We believe that we can continue to increase our vehicle sales by building the value of our mass-market vehicle brands in particular by ensuring that each of our brands has a clear identity and market focus. Our mass-market vehicle brands are:

•	Abarth: Abarth, named after the company founded by Carlo Abarth in 1949, specializes in performance modification for on-road sports cars.

•
Alfa Romeo: Alfa Romeo, founded in 1910, and part of the Group since 1986, is known for a long, sporting tradition and Italian design. The Alfa Romeo brand is intended to appeal to drivers seeking high-level performance and handling combined with attractive and distinctive appearance.

•
Chrysler: Chrysler, named after the company founded by Walter P. Chrysler in 1925, aims to create vehicles with distinctive design, craftsmanship, intuitive innovation and technology standing as a leader in design, engineering and value.

•
Dodge: With a traditional focus on “muscle car” performance vehicles, the Dodge brand, which began production in 1914, offers a full line of vehicles intended to offer an excellent value for families looking for high performance, dependability and functionality in everyday driving situations.

•
Fiat: Fiat brand cars have been produced since 1899 and are currently primarily focused on the mini and small vehicle segments. The brand aims to make cars that are flexible, easy to drive, affordable and energy efficient.

•
Fiat Professional: Fiat Professional, launched in 2007 to replace the “Fiat Veicoli Commerciali” brand, offers light commercial vehicles and MPVs for commercial use by small to medium size business and public institutions.

•
Jeep: Jeep, founded in 1941, is a globally recognized brand focused exclusively on the SUV and off-road vehicles market. Jeep set an all-time brand record in 2015 with over 1.3 million worldwide shipments.

•	Lancia: Lancia, founded in 1906, and part of the Fiat Group since 1969, covers the spectrum of small segment cars and is targeted towards the Italian market.

•	Ram: Ram, established as a standalone brand separate from Dodge in 2009, offers a line of full-size trucks, including light and heavy-duty pickup trucks, as well as light commercial vehicles.
In addition, the Mopar brand provides a full line of service parts and accessories for our mass-market vehicles worldwide. As of December 31, 2015, we had 51 parts distribution centers throughout the world to support our customer care efforts in each of our regions. Our Mopar brand accessories allow our customers to customize their vehicles by including after-market sales of products from side steps and lift-kits, to graphics packages, such as racing stripes, and custom leather interiors. Further, through the Mopar brand, we offer vehicle service contracts to our retail customers worldwide under the “Mopar Vehicle Protection” brand, with the majority of our service contract sales in 2015 in the U.S. and Europe. Finally, our Mopar customer care initiatives support our vehicle distribution and sales efforts in each of our mass-market segments through 25 call centers located around the world.

Vehicle Sales Overview
We are the seventh largest automotive OEM in the world based on worldwide new vehicle sales for the year ended December 31, 2015. We compete with other large OEMs to attract vehicle sales and market share. Many of these OEMs have more significant financial or operating resources and liquidity at their disposal, which may enable them to invest more heavily on new product designs and manufacturing or in sales incentives.
Our new vehicle sales represent sales of vehicles primarily through dealers and distributors, or in some cases, directly by us, to retail customers and fleet customers. Our sales include mass-market and luxury vehicles manufactured at our plants, as well as vehicles manufactured by our joint ventures and third party contract manufacturers. Our sales figures exclude sales of vehicles that we contract manufactured for other OEMs. While our vehicle sales are illustrative of our competitive position and the demand for our vehicles, sales are not directly correlated to our revenues, cost of sales or other measures of financial performance, as such results are primarily driven by our vehicle shipments to dealers and distributors. The following table shows our new vehicle sales by geographic market for the periods presented.

	For the Years Ended December 31,
Segment	2015	2014	2013
	Millions of units
NAFTA	2.6	2.5	2.1
LATAM	0.6	0.8	0.9
APAC	0.2	0.3	0.2
EMEA	1.3	1.2	1.1
Total Mass-Market Vehicle Brands	4.7	4.8	4.4
Maserati	0.04	0.04	0.02
Total Worldwide	4.7	4.8	4.4

NAFTA
NAFTA Sales and Competition
The following table presents our mass-market vehicle sales and estimated market share in the NAFTA segment for the periods presented:

	For the Years Ended December 31,
	2015(1),(2)		2014(1),(2)		2013(1),(2)
NAFTA	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
U.S.	2,244	12.6%	2,091	12.4%	1,800	11.4%
Canada	293	15.2%	290	15.4%	260	14.6%
Mexico and Other	87	6.3%	78	6.7%	87	7.9%
Total	2,624	12.4%	2,459	12.4%	2,148	11.5%
________________________________
(1) Certain fleet sales that are accounted for as operating leases are included in vehicle sales.
(2) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight and Ward’s Automotive.
The following table presents our new vehicle market share information and our principal competitors in the U.S., our largest market in the NAFTA segment:

	For the Years Ended December 31,
U.S.	2015	2014	2013
Automaker	Percentage of industry
GM	17.3%	17.4%	17.6%
Ford	14.7%	14.7%	15.7%
Toyota	14.0%	14.1%	14.1%
FCA	12.6%	12.4%	11.4%
Honda	8.9%	9.2%	9.6%
Nissan	8.3%	8.2%	7.9%
Hyundai/Kia	7.8%	7.8%	7.9%
Other	16.4%	16.2%	15.9%
Total	100.0%	100.0%	100.0%
U.S. automotive market sales have steadily improved after a sharp decline from 2007 to 2010. U.S. industry sales, including medium- and heavy-duty vehicles, increased from 10.6 million units in 2009 to 17.8 million units in 2015, an increase of approximately 68 percent. Both macroeconomic factors, such as growth in per capita disposable income and improved consumer confidence, and automotive specific factors, such as the increasing age of vehicles in operation, improved consumer access to affordably priced financing and higher prices of used vehicles, contributed to the strong recovery.
Our vehicle line-up in the NAFTA segment leverages the brand recognition of the Chrysler, Dodge, Jeep and Ram brands to offer cars, utility vehicles, pickup trucks and minivans under those brands, as well as vehicles in smaller segments, such as the Fiat 500 in the micro/small-segment and the Fiat 500X and Jeep Renegade in the small SUV/crossover segment. Our vehicle sales and profitability in the NAFTA segment are generally weighted towards larger vehicles such as utility vehicles, trucks and vans, while overall industry sales in the NAFTA segment generally are more evenly weighted between smaller and larger vehicles.

NAFTA Distribution
In the NAFTA segment, our vehicles are sold primarily to dealers in our dealer network for sale to retail customers and fleet customers. The following table sets forth the number of independent entities in our dealer and distributor network in the NAFTA segment. The table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have a relationship with a general distributor, this table reflects that general distributor as one distribution relationship:

Distribution Relationships	At December 31,
	2015	2014	2013
NAFTA	3,261	3,251	3,204
In the NAFTA segment, fleet sales in the commercial channel are typically more profitable than sales in the government and daily rental channels since they more often involve customized vehicles with more optional features and accessories; however, vehicle orders in the commercial channel are usually smaller in size than the orders made in the daily rental channel. Fleet sales in the government channel are generally more profitable than fleet sales in the daily rental channel primarily due to the mix of products included in each respective channel. Rental car companies, for instance, place larger orders of small and mid-sized cars and minivans with minimal options, while sales in the government channel often involve a higher mix of relatively more profitable vehicles such as pickup trucks, minivans and large cars with more options.
NAFTA Segment Mass-Market Dealer and Customer Financing
In the NAFTA segment, we do not have a captive finance company or joint venture and instead rely upon independent financial service providers, primarily our strategic relationship with Santander Consumer USA Inc., or SCUSA, to provide financing for dealers and retail customers in the U.S. Prior to the agreement with SCUSA, we principally relied on Ally Financial Inc., or Ally, for dealer and retail financing and support. Additionally, we have arrangements with a number of financial institutions to provide a variety of dealer and retail customer financing programs in Canada.
In February 2013, we entered into a private label financing agreement with SCUSA, or the SCUSA Agreement, under which SCUSA provides a wide range of wholesale and retail financial services to our dealers and retail customers in the U.S., under the Chrysler Capital brand name. The financial services include credit lines to finance dealers’ acquisition of vehicles and other products that we sell or distribute, retail loans and leases to finance retail customer acquisitions of new and used vehicles at dealerships, financing for commercial and fleet customers, and ancillary services. In addition, SCUSA offers dealers construction loans, real estate loans, working capital loans and revolving lines of credit.
The SCUSA Agreement has a ten year term from February 2013, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided us an upfront, nonrefundable payment in May 2013 which is being amortized over ten years.
Under the SCUSA Agreement, SCUSA has certain rights, including limited exclusivity to participate in specified minimum percentages of certain retail financing rate subvention programs. SCUSA’s exclusivity rights are subject to SCUSA maintaining price competitiveness based on market benchmark rates to be determined through a steering committee process as well as minimum approval rates.
The SCUSA Agreement replaced an auto finance relationship with Ally, which was terminated in 2013. As of December 31, 2015, Ally was providing wholesale lines of credit to approximately 37.5 percent of our dealers in the U.S. For the year ended December 31, 2015, we estimate that approximately 85 percent of the vehicles purchased by our U.S. retail customers were financed or leased through our dealer network, of which approximately 50 percent were financed or leased through Ally and SCUSA.

In December 2015, FCA Mexico entered into a ten year private label financing agreement with FC Financial, S.A De C.V., Sofom, E.R., Grupo Financiaro Inbursa (“FC Financial”), a wholly owned subsidiary of Banco Inbursa, under which FC Financial provides a wide range of wholesale and retail financial services to our dealers and retail customers under the FCA Financial Mexico brand name. The wholesale repurchase obligation under the new agreement will be limited to wholesale purchases in case of actual or constructive termination of a dealer's franchise agreement.
LATAM
LATAM Sales and Competition
The following table presents our mass-market vehicle sales and market share in the LATAM segment for the periods presented:

	For the Years Ended December 31,
	2015(1)		2014(1)		2013(1)
LATAM	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Brazil	483	19.5%	706	21.2%	771	21.5%
Argentina	74	11.9%	88	13.4%	111	12.0%
Other LATAM	27	2.7%	37	3.0%	51	3.6%
Total	584	14.2%	830	16.0%	933	15.8%

______________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.
The following table presents our mass-market vehicle market share information and our principal competitors in Brazil, our largest market in the LATAM segment:

Brazil	For the Years Ended December 31,
	2015(1)	2014(1)	2013(1)
Automaker	Percentage of industry
FCA	19.5%	21.2%	21.5%
GM	15.6%	17.4%	18.1%
Volkswagen (*)	15.2%	17.7%	18.8%
Ford	10.2%	9.2%	9.4%
Other	39.5%	34.5%	32.2%
Total	100.0%	100.0%	100.0%
__________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.
(*) Including Audi.
The automotive industry within which the LATAM segment operates decreased 20.7 percent from 2014, to 4.1 million vehicles (cars and light commercial vehicles) in 2015 reflecting continued macroeconomic weakness in the region with a decrease of 25.6 percent in Brazil and a decrease of 5 percent in Argentina.
Despite the 30 percent decrease in the Group's sales in LATAM from 2014, the Group remained the market leader in Brazil increasing its lead over its nearest competitor to 380 basis points with market share at 19.5 percent, which decreased 170 basis points due to strong competition and pricing actions taken to protect margins. In Argentina, overall market share declined from 13.4 percent to 11.9 percent mainly due to continued import restrictions.

Our vehicle sales in the LATAM segment leverage the name recognition of Fiat and the relatively urban population of countries like Brazil to offer Fiat brand mini and small vehicles in our key markets in the LATAM segment. We are the leading automaker in Brazil, due in large part to our market leadership in the mini and small segments (which represent almost 58 percent of Brazilian market vehicle sales). Fiat also leads the pickup truck market in Brazil (with the Fiat Strada, 54.1 percent of segment share), although this segment is small as a percentage of total industry and compared to other countries in the LATAM segment. In addition, the all-new Jeep Renegade continued its growth trend reaching 29.7 percent segment market share in Brazil in the fourth quarter of 2015 and was named the “2016 Car of the Year” in Brazil during the annual automotive industry award ceremony hosted by Autoesporte magazine (Editora Globo).
We started production in our new assembly plant in Pernambuco, Brazil in 2015, which is enabling us to introduce new locally-manufactured vehicles that are not subject to import restrictions.
LATAM Distribution
The following table presents the number of independent entities in our dealer and distributor network. In the LATAM segment, we generally enter into multiple dealer agreements with a single dealer, covering one or more points of sale. Outside Brazil and Argentina, our major markets, we distribute our vehicles mainly through general distributors and their dealer networks. This table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have relationships with a general distributor in a particular market, this table reflects that general distributor as one distribution relationship:

Distribution Relationships	At December 31,
	2015	2014	2013
LATAM	442	441	450
LATAM Dealer and Customer Financing
In the LATAM segment, we provide access to dealer and retail customer financing through both wholly-owned captive finance companies and through strategic relationships with financial institutions.
We have two wholly-owned captive finance companies in the LATAM segment: Banco Fidis S.A. in Brazil and Fiat Credito Compañia Financiera S.A. in Argentina. These captive finance companies offer dealer and retail customer financing. In addition, in Brazil we have two significant commercial partnerships with Banco Itaù and Bradesco to provide financing to retail customers purchasing Fiat brand vehicles. Banco Itaù is a leading vehicle retail financing company in Brazil. This partnership was renewed in August 2013 for a ten-year term ending in 2023. Under this agreement, Banco Itaù has exclusivity on our promotional campaigns and preferential rights on non-promotional financing. We receive commissions in connection with each vehicle financing above a certain threshold. This agreement applies only to our retail customers purchasing Fiat branded vehicles only. In July 2015, FCA Fiat Chrysler Automoveis Brasil ("FCA Brasil") and Banco Fidis signed a ten-year partnership contract with Bradesco, through its affiliate Bradesco Financiamentos. Bradesco Financiamentos will finance retail sales of Jeep, Chrysler, Dodge and Ram vehicles in Brazil. Banco Fidis will be in charge of the commercial management of this partnership, intermediating the relationship between FCA Brasil clients and dealers with Bradesco Financiamentos regarding the offer of financial products. Under this agreement, Bradesco has exclusivity on promotional campaigns and FCA Brasil will promote Bradesco as official financial partner. We receive commissions for partnership and for acting as banking agent based on profitability and penetration reached by the partnership.

APAC
APAC Sales and Competition
The following table presents our vehicle sales in the APAC segment for the periods presented:

	For the Years Ended December 31,
	2015(1),(2),(4)		2014(1),(2),(4)		2013(1),(2)
APAC	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
China	139	0.8%	171	1.0%	129	0.8%
India(3)	9	0.3%	12	0.5%	10	0.4%
Australia	35	3.1%	44	4.0%	34	3.1%
Japan	17	0.4%	18	0.4%	16	0.4%
South Korea	7	0.4%	6	0.5%	5	0.4%
APAC 5 major Markets	207	0.7%	251	0.9%	194	0.7%
Other APAC	8	—	6	—	6	—
Total	215	—	257	—	199	—
__________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including R.L. Polk Data, and National Automobile Manufacturing Associations.
(2) Sales data include vehicles sold by certain of our joint ventures within the Chinese market and, until 2012, the Indian market. Beginning in 2013, we took over the distribution from the joint venture partner and we started distributing vehicles in India through wholly-owned subsidiaries.
(3) India market share is based on wholesale volumes.
(4) Group sales reflect retail deliveries. APAC industry reflects aggregate for major markets where the Group competes (China, Australia, Japan, South Korea, and India). Market share is based on retail registrations except, as noted above, in India where market share is based on wholesale volumes.
The automotive industry in the APAC segment has shown strong year-over-year growth. Industry sales in the five key markets (China, India, Japan, Australia and South Korea) where we compete increased from 16.1 million in 2009 to 28.2 million in 2015, a compound annual growth rate (“CAGR”) of approximately 10 percent. Industry demand increased 5 percent with growth in China (8 percent), India (8 percent), South Korea (11 percent), Australia (4 percent), offsetting a 10 percent decline in Japan.
We sell a range of vehicles in the APAC segment, including small and compact cars and utility vehicles. Although our smallest mass-market segment by vehicle sales, we believe the APAC segment represents a significant growth opportunity and we have invested in building relationships with key joint venture partners in China and India in order to increase our presence in the region. In 2010, the demand for mid-size vehicles in China led us to begin a joint venture with Guangzhou Automobile Group Co. for the production of Fiat brand passenger cars and in October 2015, we began local production of the Jeep Cherokee at our joint-venture plant in Changsha, with deliveries of the first Chinese-made Jeep Cherokee in December 2015. In addition, the Fiat Ottimo and Fiat Viaggio, along with our other Fiat-branded vehicles imported from Europe and North America, are distributed through the joint venture’s local dealer network in that country. We also work with a joint venture partner in India to manufacture Fiat branded vehicles that we distribute through wholly-owned subsidiaries. In other parts of the APAC segment, we distribute vehicles that we manufacture in the U.S. and Europe through our dealers and distributors.
APAC Distribution
In the key markets in the APAC segment (China, Australia, India, Japan and South Korea), we sell our vehicles through a wholly-owned subsidiary or through our joint ventures to local independent dealers. In other markets where we do not have a substantial presence, we have agreements with general distributors for the distribution of our vehicles through their networks. The following table presents the number of independent entities in our dealer and distributor network. The table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have relationships with a general distributor in a particular market, this table reflects that general distributor as one distribution relationship:

Distribution Relationships	At December 31,
	2015	2014	2013
APAC	681	729	671
APAC Dealer and Customer Financing
In the APAC segment, we operate a wholly-owned captive finance company, FCA Automotive Finance Co., Ltd, which supports, on a non-exclusive basis, our sales activities in China through dealer and retail customer financing and provides similar services to dealers and customers of CNHI. Cooperation agreements are also in place with third party financial institutions to provide dealer network and retail customer financing in India, South Korea, Australia and Japan.
EMEA
EMEA Sales and Competition
The following table presents our passenger car and light commercial vehicle sales in the EMEA segment for the periods presented:

	For the Years Ended December 31,
	2015(1),(2),(3)		2014(1),(2),(3)		2013(1),(2),(3)
EMEA Passenger Cars	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Italy	446	28.3%	377	27.7%	374	28.7%
Germany	90	2.8%	84	2.8%	80	2.7%
UK	83	3.2%	80	3.2%	72	3.2%
France	71	3.7%	62	3.5%	62	3.5%
Spain	47	4.5%	36	4.3%	27	3.7%
Other Europe	127	3.3%	121	3.5%	123	3.7%
Europe*	864	6.1%	760	5.8%	738	6.0%
Other EMEA**	124	—	126	—	137	—
Total	988	—	886	—	875	—
_____________________________
* 28 members of the European Union and members of the European Free Trade Association (other than Italy, Germany, UK, France, and Spain).
** Market share not included in Other EMEA because our presence is less than one percent.
(1) Certain fleet sales accounted for as operating leases are included in vehicle sales.
(2) Our estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.
(3) Sale data includes vehicle sales by our joint venture in Turkey.

	For the Years Ended December 31,
	2015(1),(2),(3)		2014(1),(2),(3)		2013(1),(2),(3)
EMEA Light Commercial Vehicles	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Europe*	217	11.3%	197	11.5%	182	11.6%
Other EMEA**	77	—	68	—	68	—
Total	294	—	265	—	250	—
______________________________
* 28 members of the European Union and members of the European Free Trade Association.
** Market share not included in Other EMEA because our presence is less than one percent.
(1) Certain fleet sales accounted for as operating leases are included in vehicle sales.
(2) Our estimated market share data is presented based on the national Registration Offices databases on products categorized under light commercial vehicles.
(3) Sale data includes vehicle sales by our joint venture in Turkey.

The following table summarizes our new vehicle market share information and our principal competitors in Europe, our largest market in the EMEA segment:

	For the Years Ended December 31,
Europe-Passenger Cars	2015(*)	2014(*)	2013(*)
Automaker	Percentage of industry
Volkswagen	24.8%	25.5%	25.1%
PSA	10.4%	10.7%	10.9%
Renault	9.6%	9.5%	8.9%
Ford	7.2%	7.3%	7.3%
GM	6.7%	7.1%	7.9%
BMW	6.6%	6.4%	6.4%
FCA (1)	6.1%	5.9%	6.0%
Daimler	5.9%	5.4%	5.5%
Toyota	4.3%	4.3%	4.4%
Other	18.4%	17.9%	17.6%
Total	100.0%	100.0%	100.0%

______________________________
* Including all 28 European Union (EU) Member States and the 4 European Free Trade Association, or EFTA member states.
** Including all 27 European Union (EU) Member States and the 4 European Free Trade Association, or EFTA member states.
(1) Market share data is presented based on the European Automobile Manufacturers Association, or ACEA Registration Databases, which also includes Ferrari and Maserati within our Group.
In 2015, there was an improvement in passenger car industry volumes in Europe (EU28+EFTA), with industry unit sales increasing 9.2 percent over the prior year to a total of 14.2 million, although still well below the pre-crisis level of approximately 16 million units in 2007. As a result of production over-capacity, however, significant price competition among automotive OEMs continues to be a factor, particularly in the small and mid-size segments.
Fiat brand continued its leadership in the minicar segment with a market share of 27.7 percent in EU 28+EFTA. In Italy, the Fiat 500X led its segment with a market share of 18.1 percent.

In EMEA the Jeep brand continued its growth, by selling 119,000 units, up 56 percent over the prior year.  Volumes were also higher in the light commercial vehicle, or LCV, segment, with industry sales up 11.4 percent over the prior year to about 1.92 million units. The Ducato continued its strong performance in 2015, leading its segment in Europe with 13 percent growth.

After the world preview at the Istanbul Motor Show in May 2015, the all-new Fiat Tipo was presented to the international press in November, launched in Italy in December and is being sold in over forty countries across EMEA. This four-door compact sedan marks the return of the Fiat brand in the compact sedan segment.

In Europe, FCA’s sales are largely weighted to passenger cars, with approximately 47 percent of our total vehicle sales in Europe in 2015 in the small car segment, reflecting demand for smaller vehicles driven by driving conditions prevalent in many European cities and stringent environmental regulations.
EMEA Distribution
In certain markets, such as Europe, our relationship with individual dealer entities can be represented by a number of contracts (typically, we enter into one agreement per brand of vehicles to be sold), and the dealer can sell those vehicles through one or more points of sale. In those markets, points of sale tend to be physically small and carry limited inventory.
In Europe, we sell our vehicles directly to independent and our own dealer entities located in most European markets. In other markets in the EMEA segment in which we do not have a substantial presence, we have agreements with general distributors for the distribution of our vehicles through their existing distribution networks.

The following table summarizes the number of independent entities in our dealer and distributor network. The table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have relationships with a general distributor in a particular market, this table reflects that general distributor as one distribution relationship:

Distribution Relationships	At December 31,
	2015	2014	2013
EMEA	2,090	2,143	2,300
EMEA Dealer and Customer Financing
In the EMEA segment, dealer and retail customer financing is primarily managed by FCA Bank, our 50/50 joint venture with Crédit Agricole Consumer Finance S.A., or Crédit Agricole. FCA Bank operates in 17 European countries including Italy, France, Germany, the U.K. and Spain. We began this joint venture in 2007, and in July 2013, we reached an agreement with Crédit Agricole to extend its term through December 31, 2021. Under the agreement, FCA Bank will continue to benefit from the financial support of the Crédit Agricole Group while continuing to strengthen its position as an active player in the securitization and debt markets. FCA Bank provides retail and dealer financing to support our mass-market vehicle brands and Maserati vehicles, as well as certain other OEMs.
Fidis S.p.A., our wholly-owned captive finance company, provides dealer and other wholesale customer financing in certain markets in the EMEA segment in which FCA Bank does not operate. We also operate a joint venture providing financial services to retail customers in Turkey, and operate vendor programs with bank partners in other markets to provide access to financing in those markets.
Maserati
Maserati, a luxury vehicle brand founded in 1914, became part of our business in 1993. We believe that Maserati customers typically seek a combination of style, both in high quality interiors and external design, performance, sports handling and comfort that come with a top of the line luxury vehicle. In 2013, the Maserati brand was re-launched by the introduction of the next generation Quattroporte and the introduction of the all-new Ghibli (luxury four door sedans), the first addressed to the flagship large sedan segment and the second was designed to address the luxury full-size sedan vehicle segment. Maserati’s current vehicles also include the GranTurismo, the brand’s first modern two door, four seat coupe, also available in a convertible version. In 2016, Maserati will launch a luxury SUV,  designed on the same platform as the Quattroporte and the Ghibli that will complete Maserati’s product portfolio with full coverage of the global luxury vehicle market.
The following tables show the distribution of Maserati sales by geographic regions as a percentage of total sales for each year ended December 31, 2015, 2014 and 2013:

	As a percentage of 2015 sales	As a percentage of 2014 sales	As a percentage of 2013 sales
Europe Top 4 countries(1)	14%	13%	9%
U.S.	37%	39%	41%
Japan	5%	4%	4%
China	22%	25%	26%
Other countries	22%	19%	20%
Total	100%	100%	100%
_____________________________
(1) Europe Top 4 Countries by sales, includes Italy, UK, Germany and Switzerland.
In 2015, a total of 31.5 thousand Maserati vehicles were sold to retail customers, a decrease of 4.1 percent compared to 2014, primarily due to decreased volumes of the Quattroporte resulting from weaker segment demand in the U.S. and China.

We sell our Maserati vehicles through a worldwide distribution network of approximately 415 Maserati dealers as of December 31, 2015, that is separate from our mass-market vehicle distribution network.
FCA Bank provides access to retail customer financing for Maserati brand vehicles in Europe. In other regions, we rely on local agreements with financial services providers for financing of Maserati brand vehicles.
Components Segment
We sell components and production systems under the following brands:
Magneti Marelli. Founded in 1919 as a joint venture between Fiat and Ercole Marelli, Magneti Marelli is an international leader in the design and production of state-of-the-art automotive systems and components. Through Magneti Marelli, we design and manufacture automotive lighting systems, powertrain (engines and transmissions) components and engine control units, electronic systems, suspension systems and exhaust systems, and plastic components and modules. The Automotive Lighting business line, headquartered in Reutlingen, Germany, is dedicated to the development, production and sale of automotive exterior lighting products for all major OEMs worldwide. The Powertrain business line is dedicated to the production of engine and transmission components for automobiles, motorbikes and light commercial vehicles and has a global presence due to its own research and development centers, applied research centers and production plants. The Electronic Systems business line provides know-how in the development and production of hardware and software in mechatronics, instrument clusters, telematics and satellite navigation. We also provide aftermarket parts and services and operate in the motorsport business, in particular electronic and electro-mechanical systems for championship motorsport racing, under the Magneti Marelli brand. We believe the Magneti Marelli brand is characterized by key technologies available to its final customers at a competitive price compared to other component manufacturers with high quality and competitive offerings, technology and flexibility.
Magneti Marelli provides wide-ranging expertise in electronics through a process of ongoing innovation and environmental sustainability in order to develop intelligent systems for active and passive vehicle safety, onboard comfort and powertrain technologies. Magneti Marelli products that are intended to improve energy efficiency (including hybrid systems, Xenon and LED lights, gasoline direct injection systems and automated manual transmissions) contributed €2.1 billion in revenues for 2015. With 89 production facilities (including joint ventures) and 43 research and development centers, Magneti Marelli has a presence in 18 countries and supplies all the major OEMs across the globe. In several countries, Magneti Marelli’s activities are carried out through a number of joint ventures with local partners with the goal of entering more easily into new markets by leveraging the partners' local relationships. Thirty-eight percent of Magneti Marelli’s 2015 revenue is derived from sales to the Group.
Teksid. Originating from Fiat’s 1917 acquisition of Ferriere Piemontesi, the Teksid brand was established in 1978 and today specializes in grey and nodular iron castings production. Teksid produces iron engine blocks, cylinder heads, engine components, transmission parts, gearboxes and suspensions. Teksid Aluminum produces aluminum engine blocks and cylinder heads. Forty-five percent of Teksid’s 2015 revenue is derived from sales to the Group.
Comau. Founded in 1973, Comau, which originally derived its name from the acronyms of COnsorzio MAcchine Utensili (consortium of machine tools), produces advanced manufacturing systems through an international network. Comau operates primarily in the field of integrated automation technology, delivering advanced turnkey systems to its customers. Through Comau, we develop and sell a wide range of industrial applications, including robotics, while we provide support service and training to customers. Comau’s main activities include powertrain metalcutting systems, mechanical assembly systems and testing, innovative and high performance body welding and assembly systems and robotics. Comau’s automation technology is used in a variety of industries, including automotive and aerospace. Comau also provides maintenance services in Latin America. Thirty percent of Comau’s 2015 revenue is derived from sales to the Group.

Operating Results

Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting procedures, or non-GAAP, financial measures: Net Debt, Net Industrial Debt, Adjusted EBIT and certain information provided on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate.
These financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.
Net Debt
The following table details our Net Debt at December 31, 2015 and 2014 and provides a reconciliation of this non-GAAP measure to Debt, which is the most directly comparable measure included in our Consolidated Statement of Financial Position.
Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net Debt between industrial activities and financial services.
The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not, however, provide financing to third parties. Financial services includes companies that provide retail and dealer finance, leasing and rental services in support of the mass-market vehicle brands in certain geographical segments and for Maserati.
Net Industrial Debt (i.e., Net Debt of industrial activities) is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance, however it should not be considered as a substitute for cash flow or other methods of analyzing our results as reported under EU-IFRS.

	December 31, 2015			December 31, 2014
	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
	(€ million)
Debt with third parties	(26,682)	(1,104)	(27,786)	(31,743)	(1,981)	(33,724)
Net intercompany financial receivables/payables and current financial receivables from jointly-controlled financial services companies	545	(568)	(23)	1,511	(1,453)	58
Other financial assets/(liabilities) (net)	103	14	117	(229)	(4)	(233)
Current securities	457	25	482	180	30	210
Cash and cash equivalents	20,528	134	20,662	22,627	213	22,840
Net Debt	(5,049)	(1,499)	(6,548)	(7,654)	(3,195)	(10,849)

Adjusted EBIT

Adjusted EBIT is calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature. Adjusted EBIT is used for internal reporting to assess performance and as part of the Group's forecasting, budgeting and decision making processes as it provides additional transparency of the Group's core operations. We believe this measure allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted EBIT provides useful information to investors as it is a common performance measure to compare results or estimate valuations across companies in our industry. Refer to the section —Results of Operations below for further discussion and refer to Note 29 within the Consolidated Financial Statements included elsewhere in this report for a reconciliation of Adjusted EBIT to EBIT, which is the most directly comparable measure included in our Consolidated Income Statement. Adjusted EBIT should not be considered as a substitute for net profit/(loss), cash flow or other methods of analyzing our results as reported under EU-IFRS.

Constant Currency Information

The discussion within —Results of Operations includes information about our results at constant exchange rates (“CER”), which is calculated by applying the prior-year average exchange rates to current financial data expressed in local currency in which the relevant financial statements are denominated (see —Significant Accounting Policies in the Consolidated Financial Statements included elsewhere in this report for information on the exchange rates applied). Although we do not believe that this non-GAAP measure is a substitute for GAAP measures, we do believe that such results excluding the impact of currency fluctuations year-on-year, provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

Results of Operations
Consolidated Results of Operations – 2015 compared to 2014 and 2014 compared to 2013
The following is a discussion of the results of operations for the year ended December 31, 2015 as compared to the year ended December 31, 2014 and for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The discussion of certain line items (Cost of sales, Selling, general and administrative costs and Research and development costs) includes a presentation of such line items as a percentage of Net revenues for the respective periods presented as well as constant exchange rates, to facilitate year-on-year comparisons.

	For the Years Ended December 31,
(€ million)	2015	2014	2013
Net revenues	110,595	93,640	84,530
Cost of sales	97,620	81,592	73,038
Selling, general and administrative costs	7,728	6,947	6,615
Research and development costs	2,864	2,334	2,275
Result from investments	143	131	84
Gains on disposal of investments	—	12	8
Restructuring costs	53	50	28
Other income/(expenses)	152	(26)	(28)
EBIT	2,625	2,834	2,638
Net financial expenses	2,366	2,051	1,989
Profit before taxes	259	783	649
Tax expense/(income)	166	424	(1,059)
Net profit from continuing operations	93	359	1,708
Profit from discontinued operations, net of tax	284	273	243
Net profit	377	632	1,951
Net profit attributable to:
Owners of the parent	334	568	904
Non-controlling interests	43	64	1,047
Net revenues

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2015	2014	2013	2015 vs. 2014		CER	2014 vs. 2013		CER
Net revenues	110,595	93,640	84,530	16,955	18.1%	5.9%	9,110	10.8%	11.7%
For a detailed discussion of Net revenues by segment for the years ended December 31, 2015, 2014 and 2013, see— Results by Segment below.

Cost of sales

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2013	Percentage of net revenues	2015 vs. 2014		2014 vs. 2013
Cost of sales	97,620	88.3%	81,592	87.1%	73,038	86.4%	16,028	19.6%	8,554	11.7%
Cost of sales includes purchases, product warranty and recall campaign costs, labor costs, depreciation, amortization and logistic costs. We purchase a variety of components (including mechanical, steel, electrical and electronic, plastic components as well as castings and tires), raw materials (steel, rubber, aluminum, resin, copper, lead, and precious metals including platinum, palladium and rhodium), supplies, utilities, logistics and other services from numerous suppliers which we use to manufacture our vehicles, parts and accessories. These purchases generally account for approximately 80 percent of total Cost of sales. Fluctuations in Cost of sales are primarily related to the number of our vehicles we produce and ship, along with changes in vehicle mix, as newer models of vehicles generally have more technologically advanced components and enhancements and therefore additional costs per unit. Cost of sales could also be affected, to a lesser extent, by fluctuations in certain raw material prices.
2015 compared to 2014
The increase in Cost of sales in 2015 compared to 2014 of €16.0 billion or 19.6 percent (7.3 percent at CER) was primarily due to (i) a total €4.0 billion increase related to product mix as well as increased volumes in NAFTA, EMEA and Components, partially offset by a reduction in volumes in LATAM, APAC and Maserati and (ii) foreign currency translation effects of €10.1 billion primarily related to the strengthening of the U.S.$.
2014 compared to 2013
Cost of sales increased in 2014 compared to 2013 by €8.6 billion or 11.7 percent (12.6 percent at CER) was primarily due to the combination of (i) €5.6 billion related to increased vehicle shipments, primarily in the NAFTA, APAC, Maserati and EMEA segments, partially offset by a reduction in LATAM shipments, (ii) €2.5 billion related to vehicle and distribution channel mix primarily attributable to the NAFTA segment (iii) €0.8 billion related to an increase in warranty expense which included the effects of recall campaigns in the NAFTA segment (iv) €0.5 billion arising primarily from price increases for certain raw materials in LATAM, which were partially offset by (v) foreign currency translation effect of €0.7 billion.
In particular, the €2.5 billion increase in Cost of sales related to vehicle and distribution channel mix was primarily driven by the higher percentage of growth in certain SUV shipments as compared to passenger car shipments, along with more retail shipments relative to fleet shipments in NAFTA.
The foreign currency translation impact of €0.7 billion was primarily attributable to the LATAM segment, driven by the weakening of the Brazilian Real against the Euro.
For the year ended December 31, 2014, Cost of Sales included €98 million related to the remeasurement of our VEF denominated net monetary assets, which was excluded from Adjusted EBIT (described in more detail in Note 30 of the Consolidated Financial Statements included elsewhere in this report).

Selling, general and administrative costs

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2013	Percentage of net revenues	2015 vs. 2014		2014 vs. 2013
Selling, general and administrative costs	7,728	7.0%	6,947	7.4%	6,615	7.8%	781	11.2%	332	5.0%

2015 compared to 2014
Selling, general and administrative costs include advertising, personnel, and other costs. Advertising costs accounted for approximately 46 percent and 45 percent of total selling, general and administrative costs for the year ended December 31, 2015 and 2014 respectively.
The increase in Selling, general and administrative costs in 2015 compared to 2014 of €781 million (1.9 percent at CER) was due to the combined effects of (i) foreign currency translation primarily resulting from the strengthening of the U.S.$ against the Euro of approximately €650 million, (ii) commercial launch costs related to the all-new 2015 Jeep Renegade and start-up costs for the Pernambuco plant in the LATAM segment totaling €104 million and (iii) an increase of €42 million in advertising expenses for the EMEA segment for the all-new 2015 Jeep Renegade and Fiat 500X, which was partially offset by (iv) lower marketing expenses in APAC.
2014 compared to 2013
The increase in Selling, general and administrative costs in 2014 compared to 2013 of €332 million (6.0 percent at CER) was due to the combined effects of (i) a €293 million increase in advertising expenses driven primarily by the NAFTA, APAC and EMEA segments, (ii) a €157 million increase in other Selling, general and administrative costs primarily attributable to the LATAM and Maserati segments, and to a lesser extent, the APAC segment which were partially offset by (iii) a reduction in other general and administrative expenses in the NAFTA segment and (iv) the impact of foreign currency translation of €68 million.
The increase in advertising expenses was largely attributable to the APAC and NAFTA segments to support the growth of the business in their respective markets. In addition, advertising expenses increased within the NAFTA segment for new product launches, including the all-new 2014 Jeep Cherokee and the all-new 2015 Chrysler 200. There were additional increases in advertising expenses for the EMEA segment related to the Jeep brand growth and new product launches, including the all-new 2014 Jeep Cherokee and Renegade. The foreign currency translation impact of €68 million was primarily attributable to the LATAM segment, driven by the weakening of the Brazilian Real against the Euro.
The increase in other Selling, general and administrative costs attributable to the Maserati segment has been driven by the increase in volumes. The increase in other selling, general and administrative costs attributable to the APAC segment was driven by volume growth in the region, while the increase in the LATAM segment includes the start-up costs of the Pernambuco plant.
Research and development costs

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2013	Percentage of net revenues	2015 vs. 2014		2014 vs. 2013
Research and development expensed during the year	1,449	1.3%	1,320	1.4%	1,257	1.5%	129	9.8%	63	5.0%
Amortization of capitalized development costs	1,194	1.1%	932	1.0%	768	0.9%	262	28.1%	164	21.4%
Write-down of costs previously capitalized	221	0.2%	82	0.1%	250	0.3%	139	n.m.(1)	(168)	(67.2)%
Research and development costs	2,864	2.6%	2,334	2.5%	2,275	2.7%	530	22.7%	59	2.6%
__________________________
(1) Number is not meaningful.

We conduct research and development for new vehicles and technology to improve the performance, safety, fuel efficiency, reliability, consumer perception and environmental impact of our vehicles. Research and development costs consist primarily of material costs and personnel related expenses that support the development of new and existing vehicles with powertrain technologies.
2015 compared to 2014
The increase in amortization of capitalized development costs in 2015 compared to 2014 was mainly attributable to the launch of new products primarily related to the NAFTA segment driven by the all-new 2015 Jeep Renegade, the Jeep Cherokee and the Dodge Challenger, as well as the EMEA segment driven by the all-new 2015 Fiat 500X.
The write-off of costs previously capitalized during the year ended December 31, 2015 mainly related to the Group's plan to realign a portion of its capacity in NAFTA to better meet market demand for Ram pickup trucks and Jeep vehicles within the Group's existing plant infrastructure, which resulted in an impairment charge of €176 million for capitalized development costs that had no future economic benefit and which were excluded from Adjusted EBIT for the year ended December 31, 2015.
2014 compared to 2013
The increase in amortization of capitalized development costs in 2014 compared to 2013 was attributable to the launch of new products, and in particular related to the NAFTA segment, driven by the all-new 2014 Jeep Cherokee, which began shipping to dealers in late October 2013, and the all-new 2015 Chrysler 200, which was launched in the first quarter of 2014 and began arriving in dealerships in May 2014.
Result from investments

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Result from investments	143	131	84	12	9.2%	47	56.0%
2015 compared to 2014 and 2014 compared to 2013
The increase in Result from investments in 2015 compared to 2014 and the increase in 2014 compared to 2013 was primarily attributable to improved results of FCA Bank S.p.A. (“FCA Bank”), a jointly-controlled finance company that manages activities in retail automotive financing, dealership financing, long-term car rental and fleet management in 17 European countries, and Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”) a jointly-controlled Turkish automaker.
Other income/(expenses)

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Other income/(expenses)	152	(26)	(28)	178	n.m.(1)	(2)	(7.1)%
__________________________
(1) Number is not meaningful.

2015 compared to 2014
Other income/(expenses) for the year ended December 31, 2015 included €104 million of income related to the favorable settlements of legal matters to which we were the plaintiff, and which has been excluded from Adjusted EBIT. This was partially offset by a total charge of €81 million resulting from a consent order agreed with NHTSA on July 24, 2015, (the “Consent Order”) which resolved the issues raised by NHTSA with respect to FCA US's execution of 23 recall campaigns in NHTSA's Special Order issued to FCA US on May 22, 2015. Pursuant to the Consent Order, FCA US made a U.S.$70 million (€63 million) cash payment to NHTSA in September 2015 and will spend U.S.$20 million (€18 million) on industry and consumer outreach activities and incentives to enhance certain recall and service campaign completion rates. In addition, an amendment to the Consent Order was issued in December 2015 whereby a penalty of U.S.$70 million (€63 million) was imposed by NHTSA following the Group's admission of deficiencies in its Transportation Recall Enhancement, Accountability and Documentation ("TREAD Act") reporting to NHTSA (refer to the section —Results by Segment - NAFTA below). The penalty was paid on January 6, 2016. There were no other items that were individually material.
2014 compared to 2013
For the year ended December 31, 2014, Other income/(expenses) included the €495 million expense recognized in connection with the execution of the MOU with the UAW entered into by FCA US in January 2014, which was partially offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US's membership interest in connection with the acquisition of the remaining equity interest in FCA US previously not owned. There were no other items that were individually material.
EBIT

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
EBIT	2,625	2,834	2,638	(209)	(7.4)%	196	7.4%
2015 compared to 2014
The decrease in EBIT in 2015 compared to 2014 was primarily attributable to decreases in (i) APAC of €690 million, (ii) LATAM of €483 million and (iii) Maserati of €173 million, which were partially offset by increases in (iv) NAFTA of €1,172 million, (v) EMEA of €275 million and (vi) Components of €84 million. For the year ended December 31, 2015, EBIT included net expenses totaling €2,169 of items that were excluded from our Adjusted EBIT non-GAAP measure, of which €1,631 million related to NAFTA, €219 million to LATAM, €205 million to APAC and €47 million to EMEA.
2014 compared to 2013
The increase in EBIT in 2014 compared to 2013 was primarily attributable to the combined effect of (i) a €397 million decrease in EMEA loss, (ii) a €202 million increase in APAC (iii) a €169 million increase in Maserati, (iv) a €114 million increase in Components and (v) the non-cash and non-taxable gain of €223 million on the re-measurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining 41.5 percent interest in FCA US that was not previously owned, which were partially offset by (vi) a €643 million decrease in NAFTA and (vi) a €315 million decrease in LATAM.

Adjusted EBIT

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Adjusted EBIT	4,794	3,362	3,181	1,432	42.6%	181	5.7%
For a detailed discussion of group Adjusted EBIT by segment for the years ended December 31, 2015, 2014 and 2013, see —Results by Segment below. Refer to Note 29 within the Consolidated Financial Statements included elsewhere in this report for a reconciliation of Adjusted EBIT to EBIT, which is the most directly comparable measure included in the Consolidated Income Statement.
Net financial expenses

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Net financial expenses	2,366	2,051	1,989	315	15.4%	62	3.1%
2015 compared to 2014
The increase in Net financial expenses in 2015 compared to 2014 was primarily due to higher debt levels and interest rates in Brazil, the net loss of €168 million recognized in connection with the prepayments of the FCA US secured senior notes due in 2019 and 2021, which included the call premiums, net of the remaining unamortized debt premiums, as well as unfavorable foreign currency translation. The increase was partially offset by interest cost savings resulting from the refinancing and reduction in overall gross debt in 2015.
2014 compared to 2013
Excluding the gain on the Fiat stock option-related equity swaps of €31 million recognized in 2013, net financial expenses were substantially unchanged as the benefits from the financing transactions completed in February 2014 by FCA US were offset by higher average debt levels (refer to Note 23 within the Consolidated Financial Statements included elsewhere in this report for a more detailed description of FCA US's financings).
Tax expense/(income)

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Tax expense/(income)	166	424	(1,059)	(258)	(60.8)%	1,483	n.m.(1)
__________________________
(1) Number is not meaningful.

2015 compared to 2014
The decrease in tax expense in 2015 compared to 2014 was primarily related to lower Profit before taxes and a higher amount of non-taxable incentives. The decrease in tax expense was partially offset by a decrease in certain one-time discrete items as Profit before taxes for the year ended December 31, 2014 included the non-taxable gain related to the fair value remeasurement of the previously exercised options in connection with the acquisition of the remaining equity interest of FCA US previously not owned.

The effective tax rate increased from 46.4 percent in 2014 to 54.4 percent in 2015 as a result of the decrease in Profit before tax and the relative increased impact of losses before tax in jurisdictions in which a tax benefit is not recorded on tax losses.

2014 compared to 2013
Higher deferred tax expense in 2014 was due to the recognition in 2013 of €1,500 million of previously unrecognized deferred tax assets, primarily related to tax loss carry forwards and temporary differences in NAFTA.
Profit from discontinued operations, net of tax

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Profit from discontinued operations, net of tax	284	273	243	11	4.0%	30	12.3%
As the spin-off of Ferrari was approved on December 3, 2015 and since it was available for immediate distribution, our Ferrari operating segment was presented as a discontinued operation in the Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013. For more information, see —Principal Activities in our Consolidated Financial Statements included elsewhere in this report.

Results by Segment
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each segment.

(€ million, except shipments which are in thousands of units)	Net revenues for the years ended December 31,			Adjusted EBIT for the years ended December 31,			Shipments for the years ended December 31,
	2015	2014	2013	2015	2014	2013	2015	2014	2013
NAFTA	69,992	52,452	45,777	4,450	2,179	2,219	2,726	2,493	2,238
LATAM	6,431	8,629	9,973	(87)	289	619	553	827	950
APAC	4,885	6,259	4,668	52	541	338	149	220	163
EMEA	20,350	18,020	17,335	213	(41)	(291)	1,142	1,024	979
Maserati	2,411	2,767	1,659	105	275	171	32	36	15
Components	9,770	8,619	8,080	395	285	208	—	—	—
Other activities	844	831	929	(150)	(116)	(80)	—	—	—
Unallocated items & adjustments(1)	(4,088)	(3,937)	(3,891)	(184)	(50)	(3)	—	—	—
Total	110,595	93,640	84,530	4,794	3,362	3,181	4,602	4,601 (2)	4,345
__________________________
(1) Primarily includes intercompany transactions which are eliminated in consolidation
(2) Total do not add due to rounding

NAFTA

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2015	2014	2013	2015 vs. 2014		CER	2014 vs. 2013		CER
Shipments	2,726	2,493	2,238	233	9.3%	—	255	11.4%	—
Net revenues	69,992	52,452	45,777	17,540	33.4%	13.1%	6,675	14.6%	14.6%
Adjusted EBIT	4,450	2,179	2,219	2,271	104.2%	71.3%	(40)	(1.8)%	(1.8)%
Adjusted EBIT margin	6.4%	4.2%	4.8%

Net revenues
2015 compared to 2014
The increase in NAFTA Net revenues in 2015 compared to 2014 was primarily attributable to (i) an increase in volumes of €5.0 billion, (ii) positive net pricing of €0.7 billion and (iii) favorable foreign currency translation effects of €10.7 billion.
The 9.3 percent increase in vehicle shipments in 2015 compared to 2014 was driven by increased demand for the Jeep and Ram brands, led by the all-new 2015 Jeep Renegade and the Jeep Cherokee.
The €0.7 billion impact resulting from favorable net pricing reflected positive pricing and dealer discount reductions that were partially offset by incentives and foreign exchange transaction effects.
2014 compared to 2013
The increase in NAFTA Net revenues in 2014 compared to 2013 was primarily attributable to (i) an increase in shipments of €4.4 billion, (ii) favorable market and vehicle mix of €1.9 billion and (iii) favorable net pricing of €0.4 billion.
The 11.4 percent increase in vehicle shipments was largely driven by increased demand for the Group’s vehicles, including the all-new 2014 Jeep Cherokee, Ram pickups and the Jeep Grand Cherokee. These increases were partially offset by a reduction in the prior model year Chrysler 200 and Dodge Avenger shipments due to their discontinued production in the first quarter of 2014 in preparation for the launch and changeover to the all-new 2015 Chrysler 200, which began arriving in dealerships in May 2014.
Of the favorable mix impact of €1.9 billion, €1.7 billion related to vehicle mix due to a higher proportion of trucks and certain SUVs as compared to passenger cars (as these larger vehicles generally have a higher selling price), and €0.2 billion related to a shift in distribution channel mix to greater retail shipments as a percentage of total shipments, which is consistent with the continuing strategy to grow the U.S. retail market share while maintaining stable fleet shipments.
Favorable net pricing of €0.4 billion reflected favorable pricing and pricing for enhanced content, partially offset by incentive spending on certain vehicles in the portfolio.
Adjusted EBIT
2015 compared to 2014
The increase in NAFTA Adjusted EBIT in 2015 compared to 2014 was mainly attributable to (i) a positive impact of €1,164 million primarily related to the increase in volumes as described above, (ii) an increase of €736 million due to positive net pricing and (iii) an increase of €718 million primarily related to positive foreign currency translation effects, which was partially offset by (iv) an increase in industrial costs of €342 million including increased recall and warranty costs, as described below, as well as product costs for vehicle content enhancements, net of purchasing efficiencies. Adjusted EBIT excluded total net charges of €1,631 million, which primarily consisted of the items discussed below.

As part of the plan to improve margins in NAFTA, the Group will realign a portion of its manufacturing capacity in the region to better meet market demand for Ram pickup trucks and Jeep vehicles within the Group's existing plant infrastructure. As a result, a total of €834 million, of which €422 million related to tangible asset impairments, €236 million related to the payment of supplemental unemployment benefits due to planned extended downtime at certain plants associated with the implementation of the new manufacturing plan and €176 million related to the impairment of capitalized development costs with no future economic benefit, was recorded during the fourth quarter of 2015 and has been excluded from Adjusted EBIT for the year ended December 31, 2015.

    Given recent increases in both the cost and frequency of recall campaigns and increased regulatory activity across the industry in the U.S and Canada, an additional actuarial analysis that gives greater weight to the more recent calendar year trends in recall campaign experience was added to the adequacy assessment to estimate future recall costs.  This reassessment in the third quarter of 2015 resulted in a change in estimate for the campaign accrual of €761 million for the U.S. and Canada for estimated future recall campaign costs for vehicles sold in periods prior to the third quarter of 2015, which was excluded from Adjusted EBIT for the year ended December 31, 2015. In the second half of 2015, in connection with this reassessment, we incurred additional warranty costs related to the increase in the accrual rate per vehicle, which were included in Adjusted EBIT.

On July 24, 2015, FCA US entered into the Consent Order with NHTSA, which resolved the issues raised by NHTSA with respect to FCA US’s execution of 23 recall campaigns in NHTSA’s Special Order issued to FCA US on May 22, 2015 and further addressed at a NHTSA public hearing held on July 2, 2015. Pursuant to the Consent Order, FCA US made a U.S.$70 million (€63 million) cash payment to NHTSA in September 2015 and will spend U.S.$20 million (€18 million) on industry and consumer outreach activities and incentives to enhance certain recall and service campaign completion rates. For the year ended December 31, 2015, the total €81 million charge was excluded from Adjusted EBIT. An additional U.S.$15 million (€14 million) payment will be payable by FCA US if it fails to comply with certain terms of the Consent Order.
FCA US also agreed under the Consent Order to offer, as an alternative remedy, to repurchase vehicles subject to three recall campaigns that had not already been remedied as of the date of the Consent Order at a price equal to the original purchase price less a reasonable allowance for depreciation plus ten percent. In addition, FCA US offered consumer incentives to encourage owners of vehicles subject to the structural reinforcement campaign to participate in the campaign. All premiums paid to repurchase vehicles in the three recall campaigns and customer incentives will be applied as credits to the U.S.$20 million (€18 million) that FCA US has agreed to spend on industry outreach amounts under the Consent Order.  Although such amounts may exceed U.S.$20 million (€18 million), FCA US does not expect the net cost of providing these additional alternatives will be material to its financial position, liquidity or results of operations. The Consent Order will remain in place for three years subject to NHTSA’s right to extend for an additional year in the event of FCA US's noncompliance with the Consent Order.

Following admission of deficiencies in FCA US's reporting to NHTSA pursuant to the TREAD Act, an amendment to the Consent Order was issued in December 2015 whereby a penalty of U.S.$70 million (€63 million) was imposed. The penalty, which was recorded within Other income/(expenses) and excluded from Adjusted EBIT for the year ended December 31, 2015, was paid on January 6, 2016.

For the year ended December 31, 2015, a total of €104 million of income related to the favorable settlements of legal matters to which we were the plaintiff has been excluded from Adjusted EBIT.

2014 compared to 2013
The decrease in NAFTA Adjusted EBIT in 2014 compared to 2013 was primarily attributable to (i) increased industrial costs of €1,549 million, (ii) a €29 million increase in Selling, general and administrative costs largely attributable to higher advertising costs to support new vehicle launches, including the all-new 2014 Jeep Cherokee and the all-new 2015 Chrysler 200, which was partially offset by (iii) the favorable volume/mix impact of €1,129 million, driven by the increase in shipments described above, and (iv) favorable net pricing of €411 million primarily due to pricing for enhanced content, partially offset by incentive spending on certain vehicles in the portfolio.

The increase in industrial costs was attributable to an increase in warranty costs of approximately €800 million which included the effects of certain recall campaigns, an increase in base material costs of €978 million mainly related to higher base material costs associated with vehicles and components and content enhancements on new models as well as €262 million in higher research and development costs and depreciation and amortization.
For the year ended December 31, 2014, Adjusted EBIT excluded the €495 million charge recorded in connection with the execution of the MOU with the UAW entered into by FCA US in January 2014.
LATAM

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2015	2014	2013	2015 vs. 2014		CER	2014 vs. 2013		CER
Shipments	553	827	950	(274)	(33.1)%	—	(123)	(12.9)%	—
Net revenues	6,431	8,629	9,973	(2,198)	(25.5)%	(17.8)%	(1,344)	(13.5)%	(6.9)%
Adjusted EBIT	(87)	289	619	(376)	n.m.(1)	n.m.(1)	(330)	(53.3)%	(45.1)%
Adjusted EBIT margin	(1.4)%	3.3%	6.2%
__________________________
(1) Number is not meaningful.
Net revenues
2015 compared to 2014
The decrease in LATAM Net revenues in 2015 compared to 2014 was primarily attributable to (i) a decrease of €2.3 billion driven by lower shipments and (ii) unfavorable foreign currency translation of €0.7 billion, which was partially offset by (iii) a favorable product mix impact of €0.5 billion driven by the all-new 2015 Jeep Renegade and (iv) positive pricing actions of €0.3 billion.
The 33.1 percent decrease in vehicle shipments in 2015 compared to 2014 reflected the continued macroeconomic weakness in the region resulting in poor trading conditions in Brazil and Argentina. In addition, the decrease in shipments also was due to continued import restrictions in Argentina.
2014 compared to 2013
The decrease in LATAM Net revenues in 2014 compared to 2013 was primarily attributable to (i) a decrease of €1.2 billion driven by lower shipments and (ii) unfavorable foreign currency translation of €0.7 billion, which was partially offset by (iii) favorable net pricing and vehicle mix of €0.6 billion.
The 12.9 percent decrease in vehicle shipments in 2014 compared to 2013 reflected the weaker demand in the region’s main markets, where Brazil continued the negative market trend started in 2012, Argentina was impacted by import restrictions and additional tax on more expensive vehicles and Venezuela suffered from weaker trading conditions. The weakening of the Brazilian Real against the Euro impacted Net revenues by €0.6 billion, whereby the average exchange rate used to translate Brazilian Real balances for the year ended December 31, 2014 was 8.9 percent lower than the average exchange rate used for the same period in 2013.

Adjusted EBIT
2015 compared to 2014
The decrease in LATAM Adjusted EBIT in 2015 compared to 2014 was primarily attributable to (i) a negative impact of €344 million resulting from lower shipments in Brazil and Argentina, which was partially offset by favorable product mix driven by the all-new 2015 Jeep Renegade, (ii) an increase in industrial costs of €216 million primarily relating to start-up costs for the Pernambuco plant and higher input cost inflation and (iii) an increase of €125 million in Selling, general and administrative costs primarily for the commercial launch of the all-new 2015 Jeep Renegade, which was partially offset by (iv) favorable net pricing of €279 million.
Adjusted EBIT for the year ended December 31, 2015 excluded total charges of €219 million, of which €83 million related to the devaluation of the Argentinian Peso resulting from changes in monetary policy and €80 million related to the adoption of the Marginal Currency System (the “SIMADI” ) exchange rate at June 30, 2015 and the write-down of inventory in Venezuela to the lower of cost or net realizable value as described in Note 30 within our Consolidated Financial Statements included elsewhere in this report.
2014 compared to 2013
The decrease in LATAM Adjusted EBIT in 2014 compared to 2013 was primarily attributable to (i) an unfavorable volume/mix impact of €228 million related to a decrease in shipments, partially offset by an improvement in vehicle mix in Brazil, (ii) an increase in industrial costs of €441 million largely attributable to price increases for certain foreign currency denominated purchases, which were impacted by the weakening of the Brazilian Real and (iii) the impact of unfavorable foreign currency translation of €51 million attributable to the weakening of the Brazilian Real against the Euro, which was partially offset by (v) favorable pricing of €381 million driven by pricing actions in Brazil and Argentina.
LATAM Adjusted EBIT for the year ended December 31, 2014 excluded €98 million for the re-measurement charge on the Venezuelan subsidiary’s net monetary assets from VEF into U.S.$ (refer to Note 30 within our Consolidated Financial Statements included elsewhere in this report).
APAC

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2015	2014	2013	2015 vs. 2014		CER	2014 vs. 2013		CER
Shipments	149	220	163	(71)	(32.3)%	—	57	35.0%	—
Net revenues	4,885	6,259	4,668	(1,374)	(22.0)%	(30.8)%	1,591	34.1%	34.6%
Adjusted EBIT	52	541	338	(489)	(90.4)%	(94.8)%	203	60.1%	60.1%
Adjusted EBIT margin	1.1%	8.6%	7.2%

Net revenues
2015 compared to 2014
The decrease in APAC Net revenues in 2015 compared to 2014 was primarily a result of lower shipments as well as negative net pricing.
The 32.3 percent decrease in shipments in 2015 compared to 2014 was due to the interruption in supply from the Tianjin (China) port explosions as described below, strong competition from local producers and the transition to local production in China. In addition, pricing actions to offset the weakness of the Australian Dollar had a negative impact on volumes in Australia, while the unfavorable net pricing impact was primarily due to increased incentives in China and foreign exchange effects.

On August 12, 2015, a series of explosions which occurred at a container storage station at the Port of Tianjin, China, impacted several storage areas containing approximately 25,000 FCA branded vehicles, of which approximately 13,300 are owned by FCA and approximately 11,400 vehicles were previously sold to our distributor. As a result of the explosions, nearly all of the vehicles at the Port of Tianjin were affected and some were destroyed. During the year ended December 31, 2015, €89 million was recorded as a reduction to Net revenues that related to incremental incentives for vehicles affected by the explosions, which was excluded from Adjusted EBIT.

2014 compared to 2013
The increase in APAC Net revenues in 2014 compared to 2013 was primarily attributable to an increase in shipments and improved vehicle mix.
The 35.0 percent increase in shipments in 2014 compared to 2013 was largely supported by shipments to China and Australia, driven by the Jeep Grand Cherokee, Dodge Journey and the all-new 2014 Jeep Cherokee.
Adjusted EBIT
2015 compared to 2014
    The decrease in APAC Adjusted EBIT in 2015 compared to 2014 was primarily attributable to (i) a negative impact of €334 million related to the decrease in volumes as described above, (ii) unfavorable net pricing of €126 million, which was partially offset by (iii) lower Selling, general and administrative costs of €72 million mainly as a result of reduced advertising expense.
APAC Adjusted EBIT for the year ended December 31, 2015 excluded total charges of €205 million, of which €142 million related to the write-down of inventory (€53 million) and incremental incentives (€89 million) for vehicles affected by the explosions at the Port of Tianjin.
2014 compared to 2013
The increase in APAC Adjusted EBIT in 2014 compared to 2013 was primarily attributable to (i) a positive volume/mix impact of €494 million as a result of the increase in shipments described above, partially offset by (ii) an increase in Selling, general and administrative costs of €111 million to support the growth of the APAC operations, (iii) an increase in industrial costs of €52 million due to higher research and development costs, increased fixed manufacturing costs for new product initiatives and higher production volumes and (iv) unfavorable pricing of €142 million due to the increasingly competitive trading environment, particularly in China.

EMEA

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2015	2014	2013	2015 vs. 2014		CER	2014 vs. 2013		CER
Shipments	1,142	1,024	979	118	11.5%	—	45	4.6%	—
Net revenues	20,350	18,020	17,335	2,330	12.9%	10.9%	685	4.0%	3.7%
Adjusted EBIT	213	(41)	(291)	254	n.m.(1)	n.m.(1)	250	n.m.(1)	n.m.(1)
Adjusted EBIT margin	1.0%	(0.2)%	(1.7)%
__________________________
(1) Number is not meaningful.
Net revenues
2015 compared to 2014
The increase in EMEA Net revenues in 2015 compared to 2014 was primarily attributable to (i) a total positive impact of €1.9 billion related to higher volumes and favorable product mix, (ii) positive net pricing of €0.1 billion, which was mainly driven by pricing actions in non-European Union markets and (iii) favorable foreign exchange effects of €0.4 billion.
The 11.5 percent increase in vehicle shipments in 2015 compared to 2014 was largely driven by the Fiat 500 family and the Jeep brand, specifically the all-new Fiat 500X and the all-new 2015 Jeep Renegade.
2014 compared to 2013
The increase in EMEA Net revenues in 2014 compared to 2013 was mainly attributable to the combination of (i) a €0.6 billion increase in vehicle shipments, (ii) a €0.3 billion favorable sales mix impact primarily driven by Jeep brand and LCV shipments, partially offset by (iii) unfavorable pricing of €0.1 billion due to the increasingly competitive trading environment particularly related to passenger cars in Europe and (iv) €0.1 billion lower components sales.
The 4.6 percent increase in vehicle shipments in 2014 compared to 2013 was largely driven by the Fiat 500 family, the Jeep brand (the all-new Renegade and Cherokee) and the new Fiat Ducato.
Adjusted EBIT
2015 compared to 2014
The improvement in EMEA Adjusted EBIT in 2015 compared to an Adjusted EBIT loss in 2014 was primarily attributable to (i) increased volumes and favorable mix impact of €400 million reflecting the continued success of the Fiat 500 family and Jeep brand and (ii) a €101 million impact from positive net pricing, which was partially offset by (iii) a €91 million increase in Selling, general and administration costs primarily relating to marketing spending to support the all-new Fiat 500X and Jeep Renegade and (iv) a €187 million increase in industrial costs, reflecting higher costs for U.S. imported vehicles due to a stronger U.S.$, partially offset by cost efficiencies.
Adjusted EBIT for the year ended December 31, 2015 excluded total charges of €47 million which primarily related to asset impairments.
2014 compared to 2013
The improvement in EMEA Adjusted EBIT loss in 2014 compared to 2013 was primarily attributable to (i) a favorable volume/mix impact of €174 million driven by the increase in shipments described above and improved vehicle mix and (ii) a decrease in net industrial costs of €218 million mainly driven by industrial and purchasing efficiencies, which was partially offset by (iii) unfavorable pricing of €85 million as a result of the competitive trading environment and resulting price pressure and (iv) an increase in Selling, general and administrative costs of €67 million mainly related to advertising expenses primarily to support the growth of Jeep brand and the Jeep Renegade launch.

Adjusted EBIT for the year ended December 31, 2014 excluded total net charges of €68 million which primarily related to asset impairments and write-offs.
Maserati

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2015	2014	2013	2015 vs. 2014		CER	2014 vs. 2013		CER
Shipments	32	36	15	(4)	(10.9)%	—	21	140.0%	—
Net revenues	2,411	2,767	1,659	(356)	(12.9)%	(22.4)%	1,108	66.8%	67.3%
Adjusted EBIT	105	275	171	(170)	(61.8)%	(65.5)%	104	60.8%	61.4%
Adjusted EBIT margin	4.4%	9.9%	10.3%

Net revenues
2015 compared to 2014
The decrease in Maserati Net revenues in 2015 compared to 2014 was primarily driven by a decrease in Quattroporte volumes in 2015 that resulted from weaker segment demand in the U.S. and China.
2014 compared to 2013
The increase in Maserati Net revenues in 2014 compared to 2013 was primarily driven by an increase in vehicle shipments in 2014.
Adjusted EBIT
2015 compared to 2014
The decrease in Maserati Adjusted EBIT in 2015 compared to 2014 was due to lower volumes as described above, unfavorable mix and an increase in industrial costs related to start-up costs for the all-new Levante, which is expected to be launched in 2016.

2014 compared to 2013
The increase in Maserati Adjusted EBIT in 2014 compared to 2013 was primarily driven by the increase in shipments.

Components

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2015	2014	2013	2015 vs. 2014		CER	2014 vs. 2013		CER
Magneti Marelli
Net revenues	7,262	6,500	5,988	762	11.7%	10.8%	512	8.6%	10.9%
Adjusted EBIT	321	229	169	92	40.2%	30.1%	60	35.5%	36.7%
Adjusted EBIT margin	4.4%	3.5%	2.8%
Comau
Net revenues	1,952	1,550	1,463	402	25.9%	19.1%	87	5.9%	10.0%
Adjusted EBIT	72	60	49	12	20.0%	18.6%	11	22.4%	24.5%
Adjusted EBIT margin	3.7%	3.9%	3.3%
Teksid
Net revenues	631	639	688	(8)	(1.3)%	(2.5)%	(49)	(7.1)%	(5.2)%
Adjusted EBIT	2	(4)	(10)	6	n.m.(1)	n.m.(1)	6	n.m.(1)	n.m.(1)
Adjusted EBIT margin	0.3%	(0.6)%	(1.5)%
Intrasegment eliminations
Net revenues	(75)	(70)	(59)
Components
Net revenues	9,770	8,619	8,080	1,151	13.4%	11.3%	539	6.7%	9.3%
Adjusted EBIT	395	285	208	110	38.6%	28.0%	77	37.0%	37.5%
Adjusted EBIT margin	4.0%	3.3%	2.6%
____________________
(1) Number is not meaningful.
Net revenues
2015 compared to 2014
Magneti Marelli
The increase in Magneti Marelli Net revenues in 2015 compared to 2014 primarily reflected positive performance in the lighting and electronic systems businesses.
Comau
The increase in Comau Net revenues in 2015 compared to 2014 was mainly attributable to the body assembly, powertrain and robotics businesses.
Teksid
The decrease in Teksid Net revenues in 2015 compared to 2014 was primarily attributable to a 10 percent decrease in cast iron business volumes, which was partially offset by a 21 percent increase in aluminum business volumes.

2014 compared to 2013
Magneti Marelli
The increase in Magneti Marelli Net revenues in 2014 compared to 2013 reflected positive performance in North America, China and Europe, partially offset by the performance in Brazil, which was impacted by the weakening of the Brazilian Real against the Euro.
Comau
The increase in Comau Net revenues in 2014 compared to 2013 was mainly attributable to the body welding business.
Teksid
The decrease in Teksid Net revenues in 2014 compared to 2013 was primarily attributable to a 4 percent decrease in cast iron business volumes, which were partially offset by a 24 percent increase in aluminum business volumes.
Adjusted EBIT
2015 compared to 2014
Magneti Marelli
The increase in Magneti Marelli Adjusted EBIT in 2015 compared to 2014 primarily related to higher volumes, cost containment actions and efficiencies.

Comau
The increase in Comau Adjusted EBIT in 2015 compared to 2014 was primarily due to increased volumes.
Teksid
The increase in Teksid Adjusted EBIT in 2015 compared to 2014 was primarily attributable to favorable foreign exchange rate effects and industrial efficiencies.

2014 compared to 2013
Magneti Marelli
The increase in Magneti Marelli Adjusted EBIT in 2014 compared to 2013 mainly reflected higher volumes as well as the benefit of cost containment actions and efficiencies.
Comau
The increase in Adjusted EBIT in 2014 compared to 2013 was primarily due to increased volumes in the body welding operations and an improved mix.
Teksid
The increase in Teksid Adjusted EBIT in 2014 compared to 2013 was primarily driven by the increase in aluminum business volumes and improved net pricing.

Liquidity and Capital Resources
Liquidity Overview
We require significant liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for vehicle production, as well as to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use significant amounts of cash for the following purposes: (i) capital expenditures to support our existing and future products, (ii) principal and interest payments under our financial obligations and (iii) pension and employee benefit payments. We make capital investments in the regions in which we operate primarily related to initiatives to introduce new products, enhance manufacturing efficiency, improve capacity and for maintenance and environmental compliance. Our capital expenditures in 2016 are expected to be in line with 2015 capital expenditures and within the range of €8.5 to €9 billion, which we plan to fund primarily with cash generated from our operating activities, as well as with credit lines provided to certain of our Group entities.
Our business and results of operations depend on our ability to achieve certain minimum vehicle sales volumes. As is typical for an automotive manufacturer, we have significant fixed costs and therefore, changes in our vehicle sales volume can have a significant effect on profitability and liquidity. We generally receive payment for sales of vehicles to dealers and distributors, shortly after shipment, whereas there is a lag between the time we receive parts and materials from our suppliers and the time we are required to pay for them. Therefore, during periods of increasing vehicle sales, there is generally a corresponding positive impact on our cash flow and liquidity. Conversely, during periods in which vehicle sales decline, there is generally a corresponding negative impact on our cash flow and liquidity. Delays in shipments of vehicles, including delays in shipments in order to address quality issues, tend to negatively affect our cash flow and liquidity. In addition, the timing of our collections of receivables for export sales of vehicles, fleet sales and part sales tend to be longer due to different payment terms. Although we regularly enter into factoring transactions for such receivables in certain countries in order to anticipate collections and transfer relevant risks to the factor, a change in volumes of such sales may cause fluctuations in our working capital. The increased internationalization of our product portfolio may also affect our working capital requirements as there may be an increased requirement to ship vehicles to countries different from where they are produced. Finally, working capital can be affected by the trend and seasonality of sales under vehicle buy-back programs.
Management believes that the funds currently available, in addition to those funds that will be generated from operating and financing activities, will enable the Group to meet its obligations and fund its businesses including funding planned investments, working capital needs as well as fulfill its obligations to repay its debts in the ordinary course of business.
Liquidity needs are met primarily through cash generated from operations, including the sale of vehicles, service and parts to dealers, distributors and other consumers worldwide.
The operating cash management and liquidity investment of the Group are centrally coordinated with the objective of ensuring effective and efficient management of the Group’s funds. The companies raise capital in the financial markets through various funding sources.
FCA US continues to manage its liquidity independently from the rest of the Group. Intercompany financing from FCA US to other Group entities is not restricted other than through the application of covenants requiring that transactions with related parties be conducted at arm’s length terms or be approved by a majority of the “disinterested” members of the Board of Directors of FCA US. In addition, certain of FCA US’s financing agreements place restrictions on the distributions which it is permitted to make. In particular, dividend distributions, other than certain exceptions including certain permitted distributions and distributions with respect to taxes, are generally limited to an amount not to exceed 50 percent of cumulative consolidated net income (as defined in the financing agreements) from January 2012 less distributions paid to date (refer to the section —Capital Market - Senior Credit Facilities - FCA US below).

FCA has not provided any guarantee, commitment or similar obligation in relation to any of FCA US’s financial indebtedness, nor has it assumed any kind of obligation or commitment to fund FCA US. However, with the replacement of the prior FCA revolving credit facilities with the new FCA revolving credit facilities entered into in June 2015, FCA no longer has limitations in providing funding to FCA US. Certain notes issued by FCA and its subsidiaries (other than FCA US and its subsidiaries) include covenants which may be affected by circumstances related to FCA US, in particular there are cross-default clauses which may accelerate repayments in the event that FCA US fails to pay certain of its debt obligations.
Long-term liquidity requirements may involve some level of debt refinancing as outstanding debt becomes due or we are required to make principal payments. Although we believe that our current level of total available liquidity is sufficient to meet our short-term and long-term liquidity requirements, we regularly evaluate opportunities to improve our liquidity position in order to enhance financial flexibility and to achieve and maintain a liquidity and capital position consistent with that of other companies in our industry.
However, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers, lenders and financial service providers, to do business with us, or require us to restrict additional amounts of cash to provide collateral security for our obligations. Our liquidity levels are subject to a number of risks and uncertainties, including those described in the section —Risk Factors.

Total Available Liquidity
The following table summarizes our total available liquidity:

	As of December 31,
(€ million)	2015 (1)	2014	2013
Cash, cash equivalent and current securities (2)	21,144	23,050	19,702
Undrawn committed credit lines (3)	3,413	3,171	3,043
Total available liquidity (4)	24,557	26,221	22,745
_____________________________

(1)
The assets of the Ferrari segment have been classified as Assets held for distribution within the Consolidated Statement of Financial Position at December 31, 2015. These assets as well as the undrawn revolving credit facility of €500 million of Ferrari are not included in the figures presented.

(2)
Current securities comprise of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may not be able to be readily converted into cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).

(3)
Excludes the undrawn €0.3 billion medium/long-term dedicated credit lines available to fund scheduled investments at December 31, 2015 (€0.9 billion was undrawn at December 31, 2014 and €1.8 billion was undrawn at December 31, 2013) and the undisbursed €0.4 billion on the Mexico Bank Loan (as defined below) at December 31, 2015, which can be drawn subject to meeting the preconditions for additional disbursements.

(4)
The majority of our liquidity is available to our treasury operations in Europe, U.S. (subject to the restrictions on FCA US distributions as described above), and Brazil; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions have an adverse impact on the Group's ability to meet its liquidity requirements at the dates presented above.

Our liquidity is principally denominated in U.S.Dollar and in Euro. Out of the total €21.1 billion of cash, cash equivalents and current securities available at December 31, 2015 (€23.0 billion at December 31, 2014, €19.7 billion at December 31, 2013), €12.6 billion, or 59.7 percent were denominated in U.S.$ (€10.6 billion, or 46.0 percent, at December 31, 2014, €8.3 billion, or 42.1 percent, at December 31, 2013) and €3.4 billion, or 16.1 percent, were denominated in Euro (€6.2 billion, or 27.0 percent, at December 31, 2014, €6.1 billion, or 31.0 percent, at December 31, 2013). Liquidity available in Brazil and denominated in Brazilian Real accounted for €1.2 billion or 5.6 percent at December 31, 2015 (€1.6 billion or 7.0 percent, at December 31, 2014, €1.5 billion, or 7.6 percent, at December 31, 2013), with the remainder being distributed in various countries and denominated in the relevant local currencies.
In June 2015, FCA entered into a new €5.0 billion syndicated revolving credit facility (“RCF”) for general corporate purposes and the working capital needs of the Group. The RCF replaced and expanded the €2.1 billion three-year revolving credit facility entered into by FCA on June 21, 2013 and replaced the U.S.$1.3 billion five-year revolving credit facility of FCA US (“FCA US RCF”) that was scheduled to expire on May 24, 2016. On November 25, 2015, FCA US terminated its undrawn FCA US RCF. The RCF is available in two tranches and as of December 31, 2015, the first tranche of €2.5 billion was available and was undrawn. The first tranche matures in July 2018 and has two extension options (1-year and 11-months, respectively) which are exercisable on the first and second anniversary of signing. The second tranche, which consists of an additional €2.5 billion, matures in June 2020 and will be available upon the elimination of the restrictions under certain of FCA US's financing documentation on the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group (refer to the section —Capital Market - Senior Credit Facilities - FCA US below). The covenants of the RCF include financial covenants (Net Debt/Adjusted Earnings Before Interest, Depreciation and Amortization (“Adjusted EBITDA”) and Adjusted EBITDA/Net Interest ratios related to industrial activities) and negative pledge, pari passu, cross default and change of control clauses. The failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts. At December 31, 2015, FCA was in compliance with the covenants of the RCF.
At December 31, 2015, undrawn committed credit lines totaling €3.4 billion included the first tranche of €2.5 billion tranche of the new €5.0 billion RCF and approximately €0.9 billion of other revolving credit facilities. At December 31, 2014 and December 31, 2013, undrawn committed credit lines included the €2.1 billion syndicated revolving credit facility entered into by FCA in 2013 and the U.S.$1.3 billion FCA US RCF.
At December 31, 2015, other committed facilities not reflected within total available liquidity include the undisbursed €0.4 billion Mexico Bank Loan (defined in Capital Market - Bank Debt - Other below), which is for working capital and general corporate purposes, and the €0.3 billion of undrawn committed credit lines available to the operating entities of the Group for the funding of scheduled investments.

The €1.7 billion decrease in total available liquidity from December 31, 2014 to December 31, 2015 primarily reflects the reduction in total indebtedness, which was partially offset by cash generated by operations, net of investing activities, net proceeds from the Ferrari IPO, favorable translation effects of €0.7 billion and an increase in available undrawn committed credit lines for €0.2 billion. Refer to the section —Cash Flows below for additional information.
Cash Flows
Year Ended December 31, 2015 compared to Years Ended December 31, 2014 and 2013
The following table summarizes the cash flows from operating, investing and financing activities for each of the years ended December 31, 2015, 2014 and 2013. For a complete discussion of our cash flows, see our Consolidated Statement of Cash Flows within our Consolidated Financial Statements included elsewhere in this report.

	For the Years Ended December 31,
(€ million)	2015 (1)	2014 (1)	2013 (1)
Cash and cash equivalents at beginning of the period	22,840	19,455	17,666
Cash flows from operating activities during the year from continuing operations	9,224	7,346	7,084
Cash flows from operating activities - discontinued operations	527	823	534
Cash flows used in investing activities from continuing operations	(8,874)	(7,608)	(7,753)
Cash flows used in investing activities - discontinued operations	(426)	(532)	(301)
Cash flows used in financing activities from continuing operations	(5,195)	2,101	3,123
Cash flows from financing activities - discontinued operations	2,067	36	13
Translation exchange differences	681	1,219	(911)
Total change in cash and cash equivalents	(1,996)	3,385	1,789
Cash and cash equivalents at end of the period - included within Assets held for distribution	182	—	—
Cash and cash equivalents at end of the period	20,662	22,840	19,455
_________________________
(1) The cash flows of FCA for the years ended December 31, 2015, 2014, and 2013 have been re-presented following the classification of Ferrari as a discontinued operation for the year ended December 31, 2015; Ferrari operating results were excluded from the Group's continuing operations and are presented as a single line item within the Consolidated Income Statements for each of the years presented. The assets and liabilities of Ferrari have been classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015, while the assets and liabilities of Ferrari have not been classified as such within the comparative Consolidated Statement of Financial Position for any of the periods presented.

Operating Activities — Year Ended December 31, 2015
For the year ended December 31, 2015, our net cash from operating activities of €9,751 million was primarily the result of:

(i)
net profit from continuing operations of €93 million adjusted to add back €5,414 million for depreciation and amortization expense and other non-cash items of €812 million, which included (a) total €713 million non-cash charges for asset impairments which mainly related to asset impairments in connection with the realignment of the Group's manufacturing capacity in NAFTA to better meet market demand and (b) €80 million charge recognized as a result of the adoption of the SIMADI exchange rate to remeasure our Venezuelan subsidiary’s net monetary assets in U.S.$ (reported, for the effect on cash and cash equivalents, within “Translation exchange differences”);

(ii)
a net increase of €3,206 million in provisions mainly related to an increase in the warranty provision, which includes the change in estimate for future recall campaign costs in NAFTA, and higher accrued sales incentives primarily related to increased sales volumes in NAFTA;

(iii)	€112 million dividends received from jointly-controlled entities; and

(iv)	€527 million of cash flows from discontinued operations.

These positive cash flows were partially offset by:

(v)
negative impact of change in working capital of €158 million primarily driven by (a) €958 million increase in inventories, which reflects the increased consumer demand for our vehicles and inventory buildup in NAFTA due to production changeovers (b) €191 million increase in trade receivables and (c) €580 million increase in net other current assets and liabilities reflecting the net payment of taxes and deferred expenses, which were partially offset by (d) €1,571 million increase in trade payables, mainly related to increased production levels in EMEA.

Operating Activities — Year Ended December 31, 2014
For the year ended December 31, 2014, our net cash from operating activities of €8,169 million was primarily the result of:

(i)
net profit from continuing operations of €359 million adjusted to add back (a) €4,607 million for depreciation and amortization expense and (b) other non-cash items of €348 million, which primarily included (i) €381 million related to the non-cash portion of the expense recognized in connection with the execution of the MOU Agreement entered into by the UAW and FCA US in January 2014 (ii) €98 million re-measurement charge recognized as a result of the Group’s change in the exchange rate used to re-measure its Venezuelan subsidiary’s net monetary assets in U.S.$ (reported, for the effect on cash and cash equivalents, in the “Translation exchange differences”) which were partially offset by (iii) the non-taxable gain of €223 million on the re-measurement at fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interests in connection with the acquisition of the remaining 41.5 percent interest in FCA US previously not owned;

(ii)
a net increase of €1,169 million in provisions, mainly related to a €959 million increase in Other provisions following net adjustments to warranties for NAFTA and higher accrued sales incentives, primarily due to an increase in retail incentives as well as an increase in dealer stock levels to support increased sales volumes in NAFTA, and a €210 million increase in employees benefits mainly related to U.S. and Canada pension plan as the impact of lower discount rates was not fully offset by the higher return on assets;

(iii)
positive impact of change in working capital of €779 million primarily driven by (a) €1,470 million increase in trade payables, mainly related to increased production in EMEA and NAFTA as a result of increased consumer demand for our vehicles, (b) €106 million decrease in trade receivables and (c) €24 million increase in net other current assets and liabilities, which were partially offset by (d) €821 million increase in inventory (net of vehicles sold under buy-back commitments), mainly related to increased finished vehicle and work in process levels at December 31, 2014 compared to December 31, 2013, in part driven by higher production levels in late 2014 to meet anticipated consumer demand in NAFTA, EMEA and Maserati; and

(iv)	€87 million dividends received from jointly-controlled entities; and

(v)	€823 million of cash flows from discontinued operations.
Operating Activities — Year Ended December 31, 2013
For the year ended December 31, 2013, our net cash from operating activities of €7,618 million was primarily the result of:

(i)
net profit from continuing operations of €1,708 million adjusted to add back (a) €4,364 million for depreciation and amortization expense and (b) other non-cash items of €531 million, which primarily included €336 million of impairment losses and asset write-offs on tangible and intangible assets, €59 million loss related to the devaluation of the official exchange rate of the VEF per U.S.$, €56 million write-off of the book value of the equity recapture rights resulting from the acquisition of the remaining 41.5 interest in FCA US that was previously not owned, €105 million of write-down in financial assets from the lending portfolio of our financial services activities, partially offset by €74 million of the share of profit or loss of equity method investees;

(ii)
positive impact of change in working capital of €1,378 million primarily driven by (a) €1,322 million increase in trade payables, mainly related to increased production in NAFTA as a result of increased consumer demand for our vehicles, and increased production in Maserati, (b) €746 million in net other current assets and liabilities mainly related to increases in accrued expenses and deferred income as well as indirect taxes payables, (c) €232 million decrease in trade receivables principally due to the contraction of sales volumes in EMEA and LATAM which were partially offset by (d) €922 million increase in inventory (net of vehicles sold under buy-back commitments), mainly related to increased finished vehicle and work in process levels at December 31, 2013 compared to December 31, 2012, in part driven by higher production levels in late 2013 to meet anticipated consumer demand in the NAFTA, APAC and Maserati segments;

(iii)
a net increase of €464 million in provisions, mainly related to accrued sales incentives due to increased dealer stock levels at December 31, 2013 compared to December 31, 2012 to support increased sales volumes; which were partially offset by a net reduction in the post-retirement benefit reserve; and

(iv)	€92 million dividends received from jointly-controlled entities; and

(v)	€534 million of cash flows from discontinued operations.
These positive contributions were partially offset by:

(vi)	€1,569 million non-cash impact of deferred taxes mainly arising from the recognition of previously unrecognized deferred tax assets relating to FCA US.
Investing Activities — Year Ended December 31, 2015
For the year ended December 31, 2015, net cash used in investing activities of €9,300 million was primarily the result of:

(i)
€8,819 million of capital expenditures, including €2,504 million of capitalized development costs that supported investments in existing and future products. Capital expenditures primarily related to the mass-market vehicle operations in NAFTA and EMEA, investment in Alfa Romeo and the completion of the Pernambuco plant;

(ii)	a total of €266 million for investments in joint ventures, associates and unconsolidated subsidiaries, of which €171 million was for the GAC Fiat Chrysler Automobiles Co. Ltd. joint venture; and

(iii)	€426 million of cash flows used by discontinued operations.
These cash outflows were partially offset by:

(iv)
€410 million of a net decrease in receivables from financing activities which primarily related to the decreased lending portfolio of the financial services activities of the Group in Brazil and China.

Investing Activities — Year Ended December 31, 2014
For the year ended December 31, 2014, net cash used in investing activities of €8,140 million was primarily the result of:

(i)
€7,804 million of capital expenditures, including €2,132 million of capitalized development costs, to support investments in existing and future products. Capital expenditures primarily related to the mass-market vehicle operations in NAFTA and EMEA and the ongoing construction of the plant at Pernambuco, Brazil;

(ii)	€78 million of a net decrease in receivables from financing activities which primarily related to the decreased lending portfolio of the financial services activities of the Group; and

(iii)	€532 million of cash flows used by discontinued operations.

Investing Activities — Year Ended December 31, 2013
For the year ended December 31, 2013, our net cash used in investing activities of €8,054 million was primarily the result of:

(i)
€7,219 million of capital expenditures, including €1,950 million of capitalized development costs, to support our investments in existing and future products. The capitalized development costs primarily included materials costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and powertrain programs in NAFTA and EMEA. The remaining capital expenditures primarily related to the mass-market vehicle operations in NAFTA and EMEA and the ongoing construction of the plant at Pernambuco, Brazil;

(ii)
€166 million related to equity investments, which principally included €94 million of additional investment in RCS MediaGroup S.p.A. and €37 million of capital injection into the 50 percent joint venture related to GAC Fiat Chrysler Automobiles Co. Ltd.;

(iii)	€409 million of net increase in receivables from financing activities, primarily due to the increased lending portfolio of the financial services activities of the Group; and

(iv)	€301 million of cash flows used by discontinued operations.
These cash outflows were partially offset by:

(v)	€55 million proceeds from the sale of tangible and intangible assets.
Financing Activities —Year Ended December 31, 2015
For the year ended December 31, 2015, net cash used in financing activities was €3,128 million and was primarily the result of:

(i)
the prepayment of FCA US's secured senior notes due June 15, 2019 for an aggregate principal amount of €2,518 million and the prepayment of FCA US's secured senior notes due June 15, 2021 for an aggregate principal amount of €2,833 million;

(ii)
the repayment at maturity of two notes that had been issued under the Global Medium Term Note Programme (“GMTN Programme”), one for a principal amount of €1,500 million and another for a principal amount of CHF 425 million (€390 million); and

(iii)
the payment of medium-term borrowings for a total of €4,412 million, which included the repayment of the EIB loan of €250 million at maturity, the prepayment of our Mexican development banks credit facilities of €414 million as part of FCA Mexico's refinancing transaction completed in March 2015, total payments of €244 million on the Canadian HCT Notes, and other repayments of borrowings, primarily in Brazil and FCA treasury companies.

These items were partially offset by:

(iv)	proceeds from FCA's issuance of U.S.$3,000 million (€2,840 million) total principal amount of unsecured senior notes due in 2020 and 2023 (refer to the section —Capital Market below);

(v)
proceeds from new medium-term borrowings for a total of €3,061 million which included the initial disbursement received of €0.4 billion under the Mexico Bank Loan of €0.8 billion (U.S.$0.9 billion) as part of FCA Mexico's refinancing transaction completed in March 2015, proceeds from the €600 million loan granted by EIB and SACE (refer to the section —Capital Market below) and other financing transactions, primarily in Brazil;

(vi)	net proceeds from the Ferrari IPO as discussed in more detail in the section —History and Development of the Company - Ferrari Spin-off above; and

(vii)
net proceeds of €2.0 billion from the draw-down of the syndicated loan facilities entered into by Ferrari N.V. in November 2015, included within Cash flows from financing activities - discontinued operations.

Financing Activities —Year Ended December 31, 2014
For the year ended December 31, 2014, net cash from financing activities of €2,137 million was primarily the result of:

(i)	net proceeds of €2,245 million from the issuance of mandatory convertible securities due 2016 and net proceeds of €849 million from the offering of 100 million common shares;

(ii)
proceeds from issuances of notes for a total amount of €4,629 million which included (a) approximately €2,556 million of notes issued under the GMTN Programme and (b) €2,073 million (for a total face value of U.S.$2,755 million) of secured senior notes issued by FCA US used to prepay the balance of FCA US's financial liability to the VEBA Trust (the “VEBA Trust Note”) that had been issued by FCA US in connection with the settlement of its obligations related to postretirement healthcare benefits for certain UAW retirees;

(iii)
proceeds from new medium-term borrowings for a total of €4,873 million, which included (a) the incremental term loan entered into by FCA US of U.S.$250 million (€181 million) under its original tranche B term loan facility and (b) the new U.S.$1,750 million (€1.3 billion) tranche B term loan, issued under a new term loan credit facility entered into by FCA US to facilitate the prepayment of the VEBA Trust Note, and new medium term borrowings in Brazil; and

(iv)	a positive net contribution of €496 million from the net change in other financial payables and other financial assets and liabilities.
These positive items, were partially offset by:

(v)
the cash payment to the VEBA Trust for the acquisition of the remaining 41.5 percent ownership interest in FCA US held by the VEBA Trust equal to U.S.$3,650 million (€2,691 million) and U.S.$60 million (€45 million) of tax distribution by FCA US to cover the VEBA Trust’s tax obligation;

(vi)
payment of medium-term borrowings for a total of €5,834 million, mainly related to the prepayment of all amounts under the VEBA Trust Note amounting to approximately U.S.$5.0 billion (€3.6 billion), including accrued and unpaid interest, and repayment of medium term borrowings primarily in Brazil;

(vii)	the repayment at maturity of notes that had been issued under the GMTN Programme for a total principal amount of €2,150 million; and

(viii)	the net cash disbursement of €417 million for the exercise of cash exit rights in connection with the Merger.
Financing Activities —Year Ended December 31, 2013
For the year ended December 31, 2013, net cash from financing activities of €3,136 million was primarily the result of:

(i)	proceeds from the issuance of notes under the GMTN Programme for a total amount of €2,866 million;

(ii)
proceeds from new medium-term borrowings for a total of €3,188 million, which mainly included (a) new borrowings by the Brazilian companies for €1,686 million, primarily in relation to investments in the country (b) €400 million loan granted by the EIB in order to fund our investments and research and development costs in Europe and (c) €595 million (U.S.$790 million) related to the amendments and re-pricings in 2013 of the U.S.$3.0 billion tranche B term loan which matures May 24, 2017 and the revolving credit facility that matures in May 2016. In particular, pursuant to such amendments and re-pricings in 2013, an amount of U.S.$790 million of the outstanding principal balance of the U.S.$3.0 billion tranche B term loan which matures May 24, 2017 was repaid. However, new and continuing lenders acquired the portion of such loan, therefore the principal balance outstanding did not change; and

(iii)	a positive net contribution of €662 million from the net change in other financial payables and other financial assets and liabilities.
These positive items, were partially offset by:

(iv)	the repayment at maturity of notes that had been issued under the GMTN Programme for a total principal amount of €1 billion; and

(v)	repayment of medium-term borrowings for a total of €2,556 million, including the €595 million (U.S.$790 million) relating to the amendments and re-pricings of the senior credit facilities of FCA US.
The positive translation exchange differences for the years ended December 31, 2015 and 2014 of €681 million and €1,219 million, respectively and the negative translation exchange differences for the year ended December 31, 2013 of €911 million mainly reflected the change in the Euro-translated value of cash and cash equivalent balances denominated in U.S.$.
Net Debt
The following table details our Net debt at December 31, 2015 and 2014 and provides a reconciliation of this non-GAAP measure to Debt, the most directly comparable measure included in our Consolidated Statement of Financial Position.
Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net Debt between industrial activities and financial services.
The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not however, provide financing to third parties. Financial services includes companies that provide retail and dealer financing, leasing and rental services in support of the mass-market vehicle brands in certain geographical segments and for the Maserati global luxury brand.
All FCA US activities are included under industrial activities. Since FCA US's cash management activities are managed separately from the rest of the Group, we also provide the analysis of Net Industrial Debt split between FCA excluding FCA US and FCA US.

	December 31, 2015 (1)					December 31, 2014
	Industrial Activities			Financial Services	Consolidated	Industrial Activities			Financial Services	Consolidated
(€ million)	Total	FCA ex FCA US	FCA US			Total	FCA ex FCA US	FCA US
Third Parties Debt (Principal)	(26,555)	(20,916)	(5,639)	(1,105)	(27,660)	(31,381)	(21,011)	(10,370)	(1,980)	(33,361)
Capital Market(2)	(13,382)	(13,382)	—	(264)	(13,646)	(17,378)	(12,473)	(4,905)	(351)	(17,729)
Bank Debt	(11,602)	(6,707)	(4,895)	(653)	(12,255)	(11,904)	(7,484)	(4,420)	(1,216)	(13,120)
Other Debt (3)	(1,571)	(827)	(744)	(188)	(1,759)	(2,099)	(1,054)	(1,045)	(413)	(2,512)
Accrued Interest and Other Adjustments(4)	(127)	(145)	18	1	(126)	(362)	(200)	(162)	(1)	(363)
Debt with third Parties	(26,682)	(21,061)	(5,621)	(1,104)	(27,786)	(31,743)	(21,211)	(10,532)	(1,981)	(33,724)
Intercompany Financial Receivables/Payables (net) (5)	529	579	(50)	(568)	(39)	1,453	1,515	(62)	(1,453)	—
Current financial receivables from jointly-controlled financial services companies (6)	16	16	—	—	16	58	58	—	—	58
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(26,137)	(20,466)	(5,671)	(1,672)	(27,809)	(30,232)	(19,638)	(10,594)	(3,434)	(33,666)
Other financial assets/(liabilities) (net) (7)	103	(32)	135	14	117	(229)	(251)	22	(4)	(233)
Current securities	457	457	—	25	482	180	180	—	30	210
Cash and cash equivalents	20,528	10,142	10,386	134	20,662	22,627	10,653	11,974	213	22,840
Net (Debt)/Cash	(5,049)	(9,899)	4,850	(1,499)	(6,548)	(7,654)	(9,056)	1,402	(3,195)	(10,849)

________________________________

(1)
The assets and liabilities of the Ferrari segment have been classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015 and are not included in the figures presented. The assets and liabilities of the Ferrari segment are included within the balances presented at December 31, 2014.

(2)
Includes notes (€13,078 million at December 31, 2015 and €16,980 million at December 31, 2014), the financial liability component of the mandatory convertible securities (€209 million at December 31, 2015 and €373 million at December 31, 2014) and other securities (€359 million at December 31, 2015 and €376 million at December 31, 2014) issued in financial markets, mainly from LATAM financial services companies.

(3)
Includes Canadian HCT notes (€354 million December 31, 2015 and €620 million at December 31, 2014), asset-backed financing, i.e. sales of receivables for which de-recognition is not allowed under EU-IFRS (€206 million December 31, 2015 and €469 million at December 31, 2014) and arrangements accounted for as a lease under IFRIC 4 - Determining whether an arrangement contains a lease, and other financial payables.

(4)
Includes adjustments for fair value accounting on debt (€43 million at December 31, 2015 and €67 million at December 31, 2014) and (accrued)/deferred interest and other amortizing cost adjustments (€83 million at December 31, 2015 and €296 million at December 31, 2014).

(5)
Net amount between Industrial Activities financial receivables due from Financial Services (€664 million at December 31, 2015 and €1,595 million at December 31, 2014) and Industrial Activities financial payables due to Financial Services (€96 million at December 31, 2015 and €142 million at December 31, 2014). It also includes financial receivables due from discontinued operations (€98 million at December 31, 2015) and financial payables due to discontinued operations (€137 million at December 31, 2015).

(6)	Financial receivables due from FCA Bank.

(7)
Fair value of derivative financial instruments (net positive €77 million at December 31, 2015 and net negative €271 million at December 31, 2014) and collateral deposits (€40 million at December 31, 2015 and €38 million at December 31, 2014).

Change in Net Industrial Debt
As described in the section —Non-GAAP Financial Measures above, Net Industrial Debt is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance. The following section sets forth an explanation of the changes in our Net Industrial Debt during 2015, 2014 and 2013.

2015
In 2015, Net Industrial Debt decreased by €2,605 million from €7,654 million at December 31, 2014, which included Ferrari's Net Industrial Debt to €5,049 million at December 31, 2015, which excluded Ferrari's Net Industrial Debt of €963 million. The reduction in Net Industrial Debt during the year was primarily driven by:

(i)
cash flow from industrial operating activities of €9,703 million which represents the majority of the consolidated cash flow from operating activities of €9,751 million (refer to the section —Cash Flows section above for an explanation of the drivers in consolidated cash flows from operating activities);

(ii)	net cash proceeds from the Ferrari IPO of €866 million;

(iii)
the payment to non-controlling interests for €280 million in connection with the Ferrari IPO and in preparation for the spin-off of the remaining common shares of Ferrari N.V. owned by FCA (refer to the section —Principal Activities within our Consolidated Financial Statements included elsewhere in this report);

(iv)	positive translation exchange differences of €734 million, primarily reflecting the effect of the devaluation of Brazilian Real when converting the Brazilian companies’ net industrial debt to Euro;
These items were partially offset by:

(v)
investments in industrial activities of €8,816 million representing investments in property, plant and equipment and intangible assets, acquisition and capital increases in joint ventures, associates and unconsolidated subsidiaries for €268 million and cash used in industrial investing activities of discontinued operations of €372 million.

2014
In 2014, Net Industrial Debt increased by €640 million, from €7,014 million at December 31, 2013 to €7,654 million at December 31, 2014, which included Ferrari Net Industrial Debt. The movements in Net Industrial Debt were primarily driven by:

(i)
payments for the acquisition of the remaining 41.5 percent interest in FCA US previously not owned, inclusive of the previously exercised options on approximately 10 percent of FCA US's membership interest, of €2,691 million (U.S.$3,650 million);

(ii)	investments in industrial activities of €8,119 million representing investments in property, plant and equipment and intangible assets (including Ferrari);
The increases noted above were partially offset by the reductions in Net Industrial Debt primarily driven by:

(iii)
the issuance of the mandatory convertible securities due 2016 of €1,910 million (net proceeds of €2,245 million net of the liability component of €335 million) and the net proceeds from the offering of 100 million common shares of €849 million, net of the exercise of cash exit rights in connection with the Merger for a net aggregate cash disbursement of €417 million; and

(iv)
cash flow from industrial operating activities of €8,017 million which represented the consolidated cash flow from operating activities of €8,169 million, net of the cash flows from operating activities attributable to financial services. For an explanation of the drivers in consolidated cash flows from operating activities, refer to the section —Cash Flows above.

Capital Market
At December 31, 2015 and December 31, 2014, capital market debt mainly related to notes issued under the GMTN Programme, the financial liability component of the mandatory convertible securities, and short and medium-term marketable financial instruments issued by various subsidiaries, principally in LATAM. At December 31, 2015, capital market debt also included a total principal amount of U.S.$3.0 billion (€2.8 billion) of unsecured senior debt securities issued by FCA in April 2015, as described below. At December 31, 2014, capital market debt included the secured senior notes of FCA US due in 2019 and 2021, which were prepaid in 2015.
The following table summarizes the outstanding notes at December 31, 2015 and 2014:

	Currency	Face value of outstanding notes (million)	Coupon %	Maturity	December 31, 2015	December 31, 2014
Global Medium Term Notes:					(€ million)
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,500	6.875	February 13, 2015	—	1,500
Fiat Chrysler Finance Europe S.A. (2)	CHF	425	5.000	September 7, 2015	—	353
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	6.375	April 1, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	7.750	October 17, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	400	5.250	November 23, 2016	369	333
Fiat Chrysler Finance Europe S.A. (1)	EUR	850	7.000	March 23, 2017	850	850
Fiat Chrysler Finance North America Inc. (1)	EUR	1,000	5.625	June 12, 2017	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	450	4.000	November 22, 2017	415	374
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.625	March 15, 2018	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	600	7.375	July 9, 2018	600	600
Fiat Chrysler Finance Europe S.A. (2)	CHF	250	3.125	September 30, 2019	231	208
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.750	October 14, 2019	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	4.750	March 22, 2021	1,000	1,000
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,350	4.750	July 15, 2022	1,350	1,350
Others	EUR	7			7	7
Total Global Medium Term Notes					10,322	12,075

Other notes:
FCA US (Secured Senior Notes)	U.S.$	2,875	8.000	June 15, 2019	—	2,368
FCA US (Secured Senior Notes)	U.S.$	3,080	8.250	June 15, 2021	—	2,537
FCA Notes (1)	U.S.$	1,500	4.500	April 15, 2020	1,378	—
FCA Notes (1)	U.S.$	1,500	5.250	April 15, 2023	1,378	—
Total other notes					2,756	4,905
Hedging effect and amortized cost valuation					363	668
Total notes					13,441	17,648
_________________________
(1) Listing on the Irish Stock Exchange was obtained.
(2) Listing on the SIX Swiss Exchange was obtained.

Notes Issued Under The GMTN Programme
Certain notes issued by the Group, excluding FCA US, are governed by the terms and conditions of the GMTN Programme. A maximum of €20 billion may be used under this program, of which notes of approximately €10.3 billion were outstanding at December 31, 2015 (€12.1 billion at December 31, 2014). The GMTN Programme is guaranteed by FCA, which may from time to time buy back notes in the market that have been issued. Such buybacks, if made, depend upon market conditions, the Group's financial situation and other factors which could affect such decisions.

Changes in notes issued under the GMTN Programme during 2015 were due to the:

•
repayment at maturity of two notes that had been issued by Fiat Chrysler Finance Europe S.A, one with a principal value of €1,500 million and one with a principal value of CHF 425 million (€390 million).

Changes in notes issued under the GMTN Programme during 2014 were due to the:

•	issuance of 4.75 percent notes at par in March 2014, having a principal of €1 billion and due March 2021 by Fiat Chrysler Finance Europe S.A;

•
issuance of 4.75 percent notes at par in July 2014, having a principal of €850 million and due July 2022 by Fiat Chrysler Finance Europe S.A; the notes issuance was reopened in September 2014 for a further €500 million principal value, priced at 103.265 percent of par value, increasing the total principal amount to €1.35 billion;

•	issuance of 3.125 percent notes at par in September 2014 having a principal of CHF 250 million and due September 2019 by Fiat Chrysler Finance Europe S.A.; and

•	repayment at maturity of two notes that had been issued by Fiat Chrysler Finance Europe S.A, one with a principal value of €900 million and one with a principal value of €1,250 million.
The notes issued by Fiat Chrysler Finance Europe S.A. and by Fiat Chrysler Finance North America Inc. impose covenants on the issuer and, in certain cases, on FCA as guarantor, which include: (i) negative pledge clauses which require that, in case any security interest upon assets of the issuer and/or FCA is granted in connection with other notes or debt securities having the same ranking, such security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or FCA; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by FCA’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. At December 31, 2015, FCA was in compliance with the covenants of the GMTN Programme.
FCA US Secured Senior Notes
In February 2014, FCA US and certain of its U.S. subsidiaries, either as a co-issuer or guarantor, issued additional secured senior notes:

•
secured senior notes due 2019 – U.S.$1,375 million (€1,133 million at December 31, 2014) aggregate principal amount of 8.0 percent secured senior notes due June 15, 2019 (collectively with the May 2011 issuance of U.S.$1,500 million (€1,235 million at December 31, 2014) secured senior notes due 2019, the “2019 Notes”) at an issue price of 108.25 percent of the aggregate principal amount; and

•
secured senior notes due 2021 – U.S.$1,380 million (€1,137 million at December 31, 2014) aggregate principal amount of 8.25 percent secured senior notes due June 15, 2021 (collectively with the May 2011 issuance of U.S.$1,700 million (€1,400 million at December 31, 2014) secured senior notes due 2021, the “2021 Notes”) at an issue price of 110.50 percent of the aggregate principal amount.

The 2019 Notes and 2021 Notes are collectively referred to as the “Secured Senior Notes”.
On May 14, 2015, FCA US prepaid its 2019 Notes with an aggregate principal outstanding amount of U.S.$2,875 million (€2,518 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of U.S.$3.1 billion (€2.7 billion) was made with cash on hand at FCA US.
    On December 21, 2015, FCA US prepaid its 2021 Notes with an aggregate principal outstanding amount of U.S.$3,080 million (€2,833 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of U.S.$3.3 billion (€3.0 billion) was made with cash on hand at FCA US.

Notes Issued by FCA

In April 2015, FCA issued U.S.$1.5 billion (€1.4 billion) principal amount of 4.5 percent unsecured senior debt securities due April 15, 2020 (the “Initial 2020 Notes”) and U.S.$1.5 billion (€1.4 billion) principal amount of 5.25 percent unsecured senior debt securities due April 15, 2023 (the “Initial 2023 Notes”) at an issue price of 100 percent of their principal amount. The Initial 2020 Notes and the Initial 2023 Notes, collectively referred to as “the Initial Notes”, rank pari passu in right of payment with respect to all of FCA's existing and future senior unsecured indebtedness and senior in right of payment to any of FCA's future subordinated indebtedness and existing indebtedness, which is by its terms subordinated in right of payment to the Initial Notes.

On June 17, 2015, subject to the terms and conditions set forth in our prospectus, we commenced an offer to exchange up to U.S.$1.5 billion (€1.4 billion) aggregate principal amount of new 4.5 percent unsecured senior debt securities due 2020 (“2020 Notes”), for any and all of our outstanding Initial 2020 Notes issued on April 14, 2015, and up to U.S.$1.5 billion (€1.4 billion) aggregate principal amount of new 5.25 percent unsecured senior debt securities due 2023 (“2023 Notes”), for any and all of our outstanding Initial 2023 Notes issued on April 14, 2015. The 2020 Notes and the 2023 Notes, collectively referred to as “the Notes”, were identical in all material respects to the Initial Notes, except that the Notes did not contain restrictions on transfer. The exchange offer expired on July 23, 2015. Substantially all of the Initial Notes were tendered for the Notes.

The Notes impose covenants on FCA including: (i) negative pledge clauses which require that, in case any security interest upon assets of FCA is granted in connection with other notes or debt securities having the same ranking, such security should be equally and ratably extended to the outstanding Notes; (ii) pari passu clauses, under which the Notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of FCA; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the Notes under certain events of default on other financial instruments issued by FCA’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the Notes. At December 31, 2015, FCA was in compliance with the covenants of the Notes.

Bank Debt
Bank debt was primarily comprised of amounts due under (i) the senior credit facilities of FCA US of €4.4 billion at December 31, 2015 and €4.0 billion at December 31, 2014, (ii) financial liabilities of the Brazilian operating entity (€4.1 billion at December 31, 2015 and €4.7 billion at December 31, 2014) relating to a number of financing arrangements with certain Brazilian development banks, primarily used to support capital expenditures, including those in our Pernambuco plant (approximately €1.2 billion at December 31, 2015 and at December 31, 2014), as well as to fund the financial services business in that country, (iii) loans provided by the EIB (€1.2 billion at December 31, 2015 and €1.0 billion at December 31, 2014) to fund our investments and research and development costs, (iv) amounts drawn down by FCA treasury companies (excluding FCA US) under short and medium term credit facilities (€0.6 billion at December 31, 2015 and €1.4 billion at December 31, 2014) and (v) amounts outstanding relating to financing arrangements of FCA Mexico amounting to €0.5 billion at December 31, 2015 (€0.4 billion was outstanding relating to financing arrangements of FCA Mexico with certain Mexico development banks at December 31, 2014).
Senior Credit Facilities - FCA US
The tranche B term loan due 2017 of FCA US consists of the original U.S.$3.0 billion tranche B term loan (€2.8 billion) that matures on May 24, 2017 (the “Original Tranche B Term Loan”) and an additional U.S.$250 million (€230 million at December 31, 2015) term loan entered into on February 7, 2014 under the Original Tranche B Term Loan that also matures on May 24, 2017, collectively the “Tranche B Term Loan due 2017.” At December 31, 2015, €2,863 million (€2,587 million at December 31, 2014), which included accrued interest, was outstanding under the Tranche B Term Loan due 2017. The outstanding principal amount of the Tranche B Term Loan due 2017 is payable in equal quarterly installments of U.S.$8.1 million (€7.4 million) from March 2014, with the remaining balance due at maturity in May 2017. The Tranche B Term Loan due 2017 bears interest, at FCA's option, at either a base rate plus 1.75 percent per annum or at LIBOR plus 2.75 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. For the years ended December 31, 2015 and 2014, interest was accrued based on LIBOR.

On February 7, 2014, FCA US entered into a new U.S.$1,750 million (€1,607 million) tranche B term loan issued under a new term loan credit facility that matures on December 31, 2018 (the “Tranche B Term Loan due 2018”). At December 31, 2015, €1,574 million (€1,421 million at December 31, 2014), which included accrued interest, was outstanding under the Tranche B Term Loan due 2018. The outstanding principal amount of the Tranche B Term Loan due 2018 is payable in quarterly installments of U.S.$4.4 million (€4.0 million) from June 30, 2014, with the remaining balance due at maturity. The Tranche B Term Loan due 2018 bears interest, at FCA US's option, either at a base rate plus 1.50 percent per annum or at LIBOR plus 2.50 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. For the years ended December 31, 2015 and 2014, interest was accrued based on LIBOR.
FCA US may pre-pay, refinance or re-price the Tranche B Term Loan due 2017 and the Tranche B Term Loan due 2018, collectively referred to as the “Senior Credit Facilities”, without premium or penalty.
The Senior Credit Facilities are secured by a senior priority security interest in substantially all of FCA US’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100 percent of the equity interests in FCA US's U.S. subsidiaries and 65 percent of the equity interests in certain of its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors.
The credit agreements that govern the Senior Credit Facilities (the “Senior Credit Agreements”) include a number of affirmative covenants, many of which are customary, including, but not limited to, the reporting of financial results and other developments, compliance with laws, payment of taxes, maintenance of insurance and similar requirements. The Senior Credit Agreements also include negative covenants, including but not limited to: (i) limitations on incurrence, repayment and prepayment of indebtedness; (ii) limitations on incurrence of liens; (iii) limitations on making restricted payments including a limit on declaring dividends or distributions to FCA; (iv) limitations on transactions with affiliates, swap agreements and sale and leaseback transactions; (v) limitations on fundamental changes, including certain asset sales and (vi) restrictions on certain subsidiary distributions. In addition, the Senior Credit Agreements require FCA US to maintain a minimum ratio of “borrowing base” to “covered debt” (as defined in the Senior Credit Agreements), as well as a minimum liquidity of U.S.$3.0 billion (€2.8 billion). Furthermore, the Senior Credit Agreements contain a number of events of default related to: (i) failure to make payments when due; (ii) failure to comply with covenants; (iii) breaches of representations and warranties; (iv) certain changes of control; (v) cross–default with certain other debt and hedging agreements and (vi) the failure to pay or post note for certain material judgments. While the Senior Credit Facilities are outstanding, distributions to FCA will be limited to 50 percent of FCA US’s consolidated net income (as defined in the agreements) from January 2012 less distributions paid to date.
As of December 31, 2015, FCA US was in compliance with the covenants of the Senior Credit Agreements.
European Investment Bank Borrowings
We have financing agreements with the EIB for a total of €1.2 billion outstanding at December 31, 2015 (€1.1 billion outstanding at December 31, 2014), which included the (i) new €600 million facility described below, (ii) a facility of €400 million (maturing in 2018) for supporting certain investments and research and development programs in Italy to protect the environment through the reduction of emissions and improved energy efficiency and (iii) a €500 million facility (maturing in 2021) for an investment program relating to the modernization and expansion of production capacity of an automotive plant in Serbia.
On June 29, 2015, FCA, EIB and SACE finalized a €600 million loan earmarked to support the Group's automotive research, development and production plans for 2015 to 2017 which includes studies for efficient vehicle technologies for vehicle safety and new vehicle architectures. The three-year loan due July 2018 provided by the EIB, which is also 50 percent guaranteed by SACE, relates to FCA's production and research and development sites in both northern and southern Italy. The loan was fully drawn at December 31, 2015.

Brazil
Our Brazilian subsidiaries have access to various local bank facilities in order to fund investments and operations. Total debt outstanding under those facilities amounted to €4.1 billion at December 31, 2015 (€4.7 billion at December 31, 2014), of which €3.6 billion are medium term loans (€4.3 billion at December 31, 2014), with an average residual maturity between 2 to 3 years, while €0.5 billion (€0.4 billion at December 31, 2014) are short-term credit facilities. Medium-term facilities primarily include subsidized loans granted by such public financing institutions as Banco Nacional do Desenvolvimento (“BNDES”), with the aim to support industrial projects in certain areas. This provided the Group the opportunity to fund large investments in Brazil, with loans of sizeable amounts at low rates and with maturities greater than 10 years. At December 31, 2015, outstanding subsidized loans amounted to €1.9 billion (€2.3 billion at December 31, 2014), of which €1.2 billion (€1.2 billion at December 31, 2014), related to the construction of the plant in Pernambuco, which has been supported by subsidized credit lines totaling Brazilian Real (“BRL”) 6.5 billion (€1.5 billion). Approximately €0.3 billion (€0.9 billion at December 31, 2014), of committed credit lines contracted to fund scheduled investments in the area were undrawn at December 31, 2015. The average residual maturity of the subsidized loans was approximately 4 years.
Mexico Bank Loan
On March 20, 2015, FCA Mexico, S.A. de C.V., (“FCA Mexico”), our principal operating subsidiary in Mexico, entered into a U.S.$900 million (€0.8 billion) non-revolving loan agreement (“Mexico Bank Loan”) maturing on March 20, 2022 and received an initial disbursement of U.S.$500 million (€0.5 billion at December 31, 2015), which bears interest at one-month LIBOR plus 3.35 percent per annum. The proceeds were used to prepay all amounts outstanding under the Mexican development bank credit facilities amounting to approximately €414 million. Effective July 20, 2015, we extended the disbursement term of the Mexico Bank Loan through September 20, 2016, during which time the remaining U.S.$400 million (€0.4 billion at December 31, 2015) is available for disbursement, subject to meeting certain preconditions for additional disbursements and a commitment fee of 0.50 percent per annum on the undisbursed balance. At December 31, 2015, the U.S.$400 million (€0.4 billion) was undisbursed. The loan agreement requires FCA Mexico to maintain certain fixed and other assets as collateral, and comply with certain covenants, including, but not limited to, financial maintenance covenants, limitations on liens, incurrence of debt and asset sales. The Group may not prepay all or any portion of the loan prior to the 18-month anniversary of the effective date of the loan agreement. At December 31, 2015, the Group was in compliance with all covenants under the Mexico Bank Loan.
Other Debt
At December 31, 2015, Other debt included the principal balance of the unsecured Canadian HCT Notes, totaling €354 million (€620 million at December 31, 2014), which represents FCA US's principal Canadian subsidiary's financial liability to the Canadian Health Care Trust arising from the settlement of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada, or CAW (now part of Unifor), which represented employees, retirees and dependents. During the year ended December 31, 2015, FCA US's Canadian subsidiary prepaid the remaining scheduled payments on the Canada HCT Tranche A Note.
During the year ended December 31, 2014, the balance of the VEBA Trust Note was prepaid. The proceeds of the February 7, 2014 issuances of the Secured Senior Notes and the Senior Credit Facilities were used to prepay all amounts outstanding of approximately U.S.$5.0 billion (€3.6 billion) under the VEBA Trust Note.
At December 31, 2015, debt secured by assets of the Group (excluding FCA US) amounted to €747 million (€777 million at December 31, 2014), of which €373 million (€379 million at December 31, 2014) was due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America. The total carrying amount of assets acting as security for loans for the Group (excluding FCA US) amounted to €1,400 million at December 31, 2015 (€1,670 million at December 31, 2014).
At December 31, 2015, debt secured by assets of FCA US amounted to €5,254 million and included €4,437 million relating to the Senior Credit Facilities, €243 million due to creditors for assets acquired under finance leases and other debt and financial commitments for €574 million. At December 31, 2014, debt secured by assets of FCA US amounted to €9,881 million and included €9,093 million relating to the Secured Senior Notes and Senior Credit Facilities, €251 million due to creditors for assets acquired under finance leases and other debt and financial commitments for €537 million.

Subsequent events

The Group has evaluated subsequent events through February 29, 2016, which is the date the financial statements were authorized for issuance.

Ferrari Spin-off
The transactions to separate Ferrari N.V. from the Group were completed on January 3, 3016. FCA shareholders received one common share of Ferrari N.V. for every ten common shares of FCA and holders of the mandatory convertible securities (Note 19) were entitled to receive 0.77369 common shares of Ferrari N.V. for each mandatory convertible security of U.S.$100 notional amount held of record on January 5, 2016. In addition, FCA shareholders participating in the FCA loyalty voting structure received one special voting share of Ferrari N.V. for every ten special voting shares of FCA held of record on January 5, 2016. Furthermore, on January 13, 2016, holders of FCA shares received a cash payment of €0.01, less any required applicable withholding tax, for each share held of record as of January 5, 2016.

In accordance with the terms of the Mandatory Convertible Securities, certain economic provisions of the Mandatory Convertible Securities (Note 19) were adjusted, effective as of January, 15, 2016, as a consequence of the spin-off of Ferrari N.V. to the holders of the Mandatory Convertible Securities:

•	Initial Price was adjusted from U.S.$11.00 to U.S.$7.1244

•	Threshold Appreciation Price was adjusted from U.S.$12.9250 to U.S.$8.3712

•	Stated Amount was adjusted from U.S.$100.00 to U.S.64.7675

•
the common share prices included within the definition of “Early Conversion Rate” applicable to a “fundamental change” (as defined in the prospectus of the Mandatory Convertible Securities) were also adjusted

The relevant fraction used to affect the adjustments noted above was calculated using the average of the daily Volume Weighted Average Price (“VWAP”) from January 5, 2016 to January 15, 2016 for both FCA common shares and Ferrari N.V. common shares.

On January 26, 2016, a conversion factor of 1.5440 was approved by the FCA Compensation Committee and applied to outstanding FCA NV PSU and RSU awards (Note 20) as an equitable adjustment to make equity award holders whole for the diminution in value of an FCA share resulting from the spin-off of Ferrari N.V.

2016 Guidance

As a result of the completion of the spin-off of Ferrari on January 3, 2016, the Group’s results for 2016 will no longer include the results or financial position of Ferrari. The Group indicates the following guidance:

Net revenues	> €110 billion
Adjusted EBIT	> €5.0 billion
Adjusted net profit	> €1.9 billion
Net industrial debt	< €5.0 billion

▪	NAFTA and EMEA continue trend of improved performance

▪	LATAM returns to modest profitability with Pernambuco reaching full model production in second half of 2016

▪	APAC profitability improving in second half of 2016 as Jeep manufacturing localization in China completed

▪	Maserati performance improving in second half of 2016 following Levante launch

▪	Capital expenditures in line with 2015

February 29, 2016

The Board of Directors

John Elkann
Sergio Marchionne
Andrea Agnelli
Tiberto Brandolini d’Adda
Glenn Earle
Valerie A. Mars
Ruth J. Simmons
Ronald L. Thompson
Patience Wheatcroft
Stephen M. Wolf
Ermenegildo Zegna

Major Shareholders
Exor is the largest shareholder of FCA through its 29.15 percent shareholding interest in our issued common shares (as of February 26, 2016). In December 2014, Exor also purchased an aggregate notional amount of mandatory convertible securities totaling U.S.$886 million (€730 million at the date of the issuance) (see Note 19 within the Consolidated Financial Statements included elsewhere in this report). As a result of the loyalty voting mechanism, Exor’s voting power is approximately 44.27 percent.
Consequently, Exor could strongly influence all matters submitted to a vote of FCA shareholders, including approval of annual dividends, election and removal of directors and approval of extraordinary business combinations.
Exor is controlled by Giovanni Agnelli e C. S.a.p.az, (“G.A.”) which holds 51.87 percent of its share capital. G.A. is a limited partnership with interests represented by shares (Societa’ in Accomandita per Azioni), founded by Giovanni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The managing directors of G.A. are John Elkann, Tiberto Brandolini d’Adda, Alessandro Nasi, Andrea Agnelli, Gianluca Ferrero, Luca Ferrero de’ Gubernatis Ventimiglia and Maria Sole Agnelli.
Based on the information in FCA’s shareholder register, regulatory filings with the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”) and the SEC and other sources available to FCA, the following persons owned, directly or indirectly, in excess of three percent of the common shares of FCA, as of February 26, 2016:

FCA Shareholders	Number of Issued Common Shares	Percentage Owned
Exor (1)	375,803,870	29.15
Baillie Gifford & Co. (2)	67,993,899	5.27

(1)
As a result of the issuance of the mandatory convertible securities completed in December 2014 (“MCS Offering”), Exor beneficially owns 444,352,804 common shares of FCA, consisting of (i) 375,803,870 common shares of FCA owned prior to the MCS Offering, and (ii) 68,548,934 common shares underlying the mandatory convertible securities purchased in the MCS Offering, at the minimum conversion rate of 7.7369 common shares per mandatory convertible security (being the rate at which Exor may convert the mandatory convertible securities into common shares at its option). Including the common shares into which the mandatory convertible securities sold in the MCS Offering, are convertible at the option of the holders, the percentage is 29.40 percent. In addition, Exor holds 375,803,870 special voting shares. Exor’s beneficial ownership in FCA is approximately 44.27 percent excluding MCS Offering. Current Exor’s beneficial ownership in FCA is approximately 42.71 percent, calculated as the ratio of (i) the aggregate number of common and special voting shares owned prior to the MCS Offering, and the common shares underlying the mandatory convertible securities purchased by Exor in the MCS Offering, at the minimum conversion rate as set forth above and (ii) the aggregate number of outstanding common shares and issued special voting shares, and the common shares underlying all of the mandatory convertible securities sold in the MCS Offering, at the minimum conversion rate set forth above.

(2)
Baillie Gifford & Co., as an investment adviser in accordance with rule 240.13d-1 (b), beneficially owns 123,348,880 common shares with sole dispositive power (7.26 percent of the issued shares), of which 67,993,899 common shares are held with sole voting power (4.00 percent of the issued shares).

Based on the information in FCA’s shareholder register and other sources available to us, as of January 31, 2016, approximately 280 million FCA common shares, or 22 percent of the FCA common shares, were held in the United States. As of the same date, approximately 640 record holders had registered addresses in the United States.

CORPORATE GOVERNANCE

INTRODUCTION

Fiat Chrysler Automobiles N.V. (the “Company”) is a public company with limited liability, incorporated and organized under the laws of the Netherlands, which results from the cross-border merger of Fiat S.p.A. with and into Fiat Investments N.V., renamed Fiat Chrysler Automobiles N.V. upon effectiveness of the merger on October 12, 2014 (the “Merger”). The Company qualifies as a foreign private issuer under the New York Stock Exchange (“NYSE”) listing standards and its common shares are listed on the NYSE and on the Mercato Telematico Azionario managed by Borsa Italiana S.p.A. (“MTA”).
In accordance with the NYSE Listed Company Manual, the Company is permitted to follow home country practice with regard to certain corporate governance standards. The Company has adopted, except as discussed below, the best practice provisions of the Dutch corporate governance code issued by the Dutch Corporate Governance Code Committee, which entered into force on January 1, 2009 (the “Dutch Corporate Governance Code”) and contains principles and best practice provisions that regulate relations between the board of directors of a company and its shareholders.
In this report the Company addresses its overall corporate governance structure. The Company discloses, and intends to disclose any material departure from the best practice provisions of the Dutch Corporate Governance Code in its future annual reports.

Board of Directors

Pursuant to the Company’s articles of association (the “Articles of Association”), its board of directors (the “Board of Directors”) may have three or more directors (the “Directors”). At the general meeting of shareholders held on April 16, 2015 the number of the Directors was confirmed at eleven and the current slate of Directors was elected. The term of office of the current Board of Directors will expire on April 15, 2016 and the Company’s general meeting of shareholders is expected to elect a new Board of Directors for approximately a one-year term. Each Director may be reappointed at any subsequent general meeting of shareholders.

The Board of Directors as a whole is responsible for the strategy of the Company. The Board of Directors is composed of two executive Directors (i.e., the Chairman and the Chief Executive Officer), having responsibility for the day-to-day management of the Company, and nine non-executive Directors, who do not have such day-to-day responsibility within the Company or the Group. Pursuant to Article 17 of the Articles of Association, the general authority to represent the Company shall be vested in the Board of Directors and the Chief Executive Officer.
On October 13, 2014 the Board of Directors appointed the following internal committees: (i) an Audit Committee, (ii) a Governance and Sustainability Committee, and (iii) a Compensation Committee.
On certain key industrial matters the Board of Directors is advised by the Group Executive Council (the “GEC”): the GEC is an operational decision-making body of the Company’s group (the “Group”), which is responsible for reviewing the operating performance of the businesses, and making decisions on certain operational matters.
Seven Directors qualified as independent (representing a majority) for purposes of NYSE rules, Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Corporate Governance Code.
The Board of Directors has also appointed Mr. Ronald L. Thompson as Senior Non-Executive Director in accordance with Section III.8.1 of the Code.
Directors are expected to prepare themselves for and to attend all Board of Directors meetings, the annual general meeting of shareholders and the meetings of the committees on which they serve, with the understanding that, on occasion, a Director may be unable to attend a meeting.
During 2015 there were six meetings of the Board of Directors. The average attendance at those meetings was 100%.

The current composition of the Board of Directors is the following:

▪
John Elkann (executive director) - John Elkann is Chairman of FCA. He was appointed Chairman of Fiat S.p.A. on April 21, 2010 where he previously served as Vice Chairman beginning in 2004 and as a board member beginning December 1997. Mr. Elkann is also Chairman and Chief Executive Officer of Exor S.p.A and Chairman of Giovanni Agnelli e C. Sapaz. Born in New York in 1976, Mr. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris, and graduated in Engineering from Politecnico, the Engineering University of Turin (Italy). While at university, he gained work experience in various companies of the Fiat Group in the UK and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the USA and Europe. Mr. Elkann is Chairman of Italiana Editrice S.p.A. and a board member of CNHI, The Economist Group and News Corporation. Mr. Elkann is a member of the IAC of Brookings Institution and of the Museum of Modern Art (MoMA). He also serves as Vice Chairman of the Italian Aspen Institute and of the Giovanni Agnelli Foundation.

▪
Sergio Marchionne (executive director) -Sergio Marchionne currently serves as Chief Executive Officer of FCA and Chairman of Ferrari N.V. He is also Chairman and Chief Executive Officer of both FCA US and FCA Italy and Chairman of CNHI. Born in Chieti, Italy in 1952, he has dual Canadian and Italian citizenship. He holds a Bachelor of Arts with a major in Philosophy from the University of Toronto and a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, as well as a Master of Business Administration and a Bachelor of Commerce from the University of Windsor (Canada). Mr. Marchionne is a barrister, solicitor and chartered accountant. Mr. Marchionne began his professional career in Canada. From 1983 to 1985, he worked for Deloitte & Touche. From 1985 to 1988, he was with the Lawson Mardon Group of Toronto. From 1989 to 1990, he served as Executive Vice President of Glenex Industries. From 1990 to 1992, he was Chief Financial Officer (CFO) at Acklands Ltd. From 1992 to 1994, also in Toronto, he held the position of Vice President of Legal and Corporate Development and CFO of the Lawson Mardon Group. From 1994 to 2000, he covered various positions of increasing responsibility at Algroup, headquartered in Zurich (Switzerland), until becoming its CEO. He then went on to head the Lonza Group Ltd, first as CEO (2000-2001) and then as Chairman (2002). In February 2002, he became CEO of the SGS Group of Geneva. In March 2006, he was appointed Chairman of the company, a position which he continues to hold. From 2008 to April 2010, he also served as non-executive Vice Chairman and Senior Independent Director of UBS. In 2010, Mr. Marchionne joined the Board of Directors of Exor S.p.A. and, in 2015, was appointed non-executive Vice Chairman. Since 2013, he has served as Chairman of CNHI, the company resulting from the mergers of Fiat Industrial S.p.A. and CNH Global N.V. Mr. Marchionne is currently a member of the Board of Philip Morris International Inc. and the Peterson Institute for International Economics, as well as Chairman of the Council for the United States and Italy. Mr. Marchionne is recipient of ad honorem degrees in Industrial Engineering and Management from Polytechnic University in Turin (Italy) and in Economics from the University of Cassino (Italy), a Masters honoris causa in Business Administration from the CUOA Foundation (Italy), an honorary Doctor of Laws from the University of Windsor (Canada) and Walsh College in Troy (Michigan), and honorary doctorates in Business Administration from the University of Toledo (Ohio), in Science from Oakland University in Rochester (Michigan) and in Humane Letters from Indiana University Kokomo (Indiana). Mr. Marchionne also holds the honor of Cavaliere del Lavoro.

▪
Andrea Agnelli (non-executive director) - Andrea Agnelli has been Chairman of Juventus Football Club S.p.A. since May 2010 and is also Chairman of Lamse S.p.A., a holding company of which he is a founding shareholder. Born in Turin in 1975, he studied at Oxford (St. Clare’s International College) and Milan (Università Commerciale Luigi Bocconi). While at university, he gained professional experience both in Italy and abroad, including positions at: Iveco-Ford in London; Piaggio in Milan; Auchan Hypermarché in Lille; Schroder Salomon Smith Barney in London; and, finally, Juventus Football Club S.p.A. in Turin. Mr. Agnelli began his career in 1999 at Ferrari Idea in Lugano, where he was responsible for promoting and developing the Ferrari brand in non-automotive areas. In November 2000, he moved to Paris and assumed responsibility for marketing at Uni Invest SA, a Banque San Paolo company specialized in managed investment products. Mr. Agnelli worked at Philip Morris International in Lausanne from 2001 to 2004, where he initially had responsibility for marketing and sponsorships and, subsequently, corporate communication. In 2005, Mr. Agnelli returned to Turin to work in strategic development for IFIL Investments S.p.A. (now Exor S.p.A.) and he joined the Board of Directors of IFI S.p.A. (now Exor S.p.A.) in May 2006. Mr. Agnelli is a general partner of Giovanni Agnelli e C. S.a.p.az. and a member of the advisory board of BlueGem Capital Partners LLP. He is also a member of the European Club Association’s executive board a board member of the Serie A National League of Professionals and a board member of the Foundation for the General Mutuality in Professional Team Sports. In September 2015, he was appointed to the UEFA Executive Committee as an ECA representative. Mr. Agnelli was appointed to the Board of Directors of Fiat S.p.A. on May 30, 2004 and became a member of the Board of Directors of FCA on October 12, 2014.

▪
Tiberto Brandolini d’Adda (non-executive director) - Born in Lausanne, Switzerland in 1948, Tiberto Brandolini d’Adda is a graduate in commercial law from the University of Parma. From 1972 to 1974, Mr. Brandolini d’Adda gained his initial work experience in the international department of Fiat S.p.A. and then at Lazard Bank in London. In 1975, he was appointed assistant to the Director General for Enterprise Policy at the European Economic Commission in Brussels. He joined Ifint in 1976, as General Manager for France. In 1985, he was appointed General Manager for Europe and then in 1993 Managing Director of Exor Group (formerly Ifint), where he also served as Vice Chairman from 2003 until 2007. He has extensive international experience as a main Board Director of several companies, including: Le Continent, Bolloré Investissement, Société Foncière Lyonnaise, Safic-Alcan and Chateau Margaux. Mr. Brandolini d’Adda served as Director and, from 1997 to 2003, as Chairman of the conseil de surveillance of Club Mediterranée. He served as Vice Chairman of Exor S.p.A., formed through the merger between IFI and IFIL Investments, from 2009 until becoming Honorary Chairman in 2015. He was also a Director of SGS (Société Générale de Surveillance S.A.) from March 2005 to 2010. In May 2004, he was appointed Chairman of the conseil de surveillance of Worms & Cie, where he had served as Deputy Chairman since 2000. In May 2005, he became Chairman and Chief Executive Officer of Sequana Capital (formerly Worms & Cie). Mr. Brandolini d’Adda currently serves as Chairman of Exor S.A. (Luxembourg) and is also a member of the Board of Directors of YAFA S.p.A. In addition, since 2015 he has been an independent Board member of Gottex Fund Management Holing Limited. He is General Partner of Giovanni Agnelli & C. S.a.p.az. Mr Brandolini d’Adda is Officier de la Légion d’Honneur. Mr Brandolini d’Adda was appointed to the Board of Directors of Fiat S.p.A. on May 30, 2004 and became a member of the Board of Directors of FCA on October 12, 2014.

▪
Glenn Earle (non-executive director) - Glenn Earle is a member of the Board of Directors of Affiliated Managers Group, Inc. and of Rothesay Life Group and a non-executive member of the Advisory Committee of Hayfin Capital Management LLP. Mr Earle is also Deputy Chairman of educational charity Teach First and a Board Member and Trustee of the Royal National Theatre. Mr. Earle retired in December 2011 from Goldman Sachs International, where he was most recently a Managing Director and the Chief Operating Officer. Mr. Earle was also Chief Executive of Goldman Sachs International Bank and his other responsibilities included co-Chairmanship of the firm's Global Commitments and Capital Committees and membership on the Goldman Sachs International Executive Committee. He previously worked at Goldman Sachs in various roles in New York, Frankfurt and London from 1987, becoming a Partner in 1996. From 1979 to 1985, he worked in the Latin America department at Grindlays Bank/ANZ in London and New York, leaving as a Vice President. Mr. Earle is a graduate of Emmanuel College, Cambridge and of Harvard Business School, where he earned an MBA with High Distinction and was a Baker Scholar and Loeb, Rhoades Fellow. His other activities include membership of The Higher Education Commission and the Advisory Board of the Sutton Trust. His previous responsibilities include membership of the Board of Trustees of the Goldman Sachs Foundation and of the Ministerial Task Force for Gifted and Talented Youth and Chairmanship of the Advisory Board of Cambridge University Judge Business School. Mr Earle was appointed to the Board of Directors of Fiat S.p.A. in June 2014 and became a member of the Board of Directors of FCA in October 2014.

▪
Valerie Mars (non-executive director) - Valerie Mars serves as Senior Vice President & Head of Corporate Development for Mars, Incorporated, a $35 billion diversified food business, operating in over 120 countries and one of the largest privately held companies in the world. In this position, she focuses on acquisitions, joint ventures and divestitures for the company. She served on the Mars, Incorporated Audit Committee, currently serves on its Remuneration Committee and is a member of the board of Royal Canin. Additionally, Ms. Mars is a member of the Rabobank North American Advisory Board . She served on the board of Celebrity Inc., a NASDAQ listed company, from 1994 to September 2000. Previously, Ms. Mars was the Director of Corporate Development for Masterfoods Europe. Her European work experience began in 1996 when she became General Manager of Masterfoods Czech and Slovak Republics. Ms. Mars joined M&M/Mars on a part time basis in 1992 and began working on special projects. She worked on due diligence for acquisitions, was part of the company’s Innovation Team and VO2Max Team. Prior to joining Mars, Incorporated, Ms. Mars was a controller with Whitman Heffernan Rhein, a boutique investment company. She began her career with Manufacturers Hanover Trust Company as a training program participant and rose to Assistant Secretary. Ms. Mars is involved in a number of community and educational organizations and currently serves on the Board of Conservation International, including its Audit Committee. She is also Director Emeritus of The Open Space Institute. Previously she served on the Hotchkiss School Alumni Nominating Committee and the Prague American Chamber of Commerce Board. Ms. Mars holds a Bachelor of Arts degree from Yale University and a Master of Business Administration from the Columbia Business School. Ms. Mars was appointed to the Board of Directors of FCA in October 2014.

▪
Ruth J. Simmons (non-executive director) - Ruth J. Simmons served on the Board of Directors of FCA US from 2012 to 2014. She was also President of Brown University from 2001 to 2012, Professor in the Department of Comparative Literature and the Department of African Studies of Brown University from 2001 to 2014, and remains with the university as President Emerita. Prior to joining Brown University, Ms. Simmons was President of Smith College, where she started the first engineering program at a U.S. women’s college. She also was Vice Provost at Princeton University and Provost at Spelman College and held various positions of increasing responsibility until becoming Associate Dean of the faculty at Princeton University. Ms. Simmons was previously Assistant Dean and then Associate Dean at the University of Southern California. She also held various positions including Acting Director of international programs at the California State University (Northridge), was Assistant Dean at the College of Liberal Arts, Assistant Professor of French at the University of New Orleans, Admissions Officer at Radcliffe College, instructor in French at the George Washington University and an interpreter-Language Services Division at the U.S. Department of State.    Ms. Simmons also serves on the boards of Rice University, Princeton University, Texas Instruments and Square Inc, and Mondelez International Inc.    Ms. Simmons is a graduate of Dillard University in New Orleans, and received her Ph.D. in Romance languages and literatures from Harvard University. She is a Fellow of the American Academy of Arts and Sciences and a member of the Council on Foreign Relations. Ms. Simmons was appointed to the Board of Directors of FCA in October 2014.

▪
Ronald L. Thompson (non-executive director) - Ronald L. Thompson served on the Board of Directors of FCA US from 2009 9to 2014. Mr. Thompson is currently chairman of the board of trustees for Teachers Insurance and Annuity Association (TIAA), a for-profit life insurance company that serves the retirement and financial needs of faculty and employees of colleges and universities, hospitals, cultural institutions and other nonprofit organizations. He also serves on the Board of Trustees for Washington University in St. Louis, Mo., on the Board of Trustees of the Medical University of South Carolina Foundation, and as a member of the Advisory Board of Plymouth Venture Partners Fund. Mr. Thompson was previously the Chief Executive Officer and Chairman of Midwest Stamping Company of Maumee, Ohio, a manufacturer of medium and heavy gauge metal components for the automotive market. He sold the company in late 2005. Mr. Thompson has served on the boards of various companies including Commerce Bank of St. Louis, GR Group (U.S.), Illinova Corporation, Interstate Bakeries Corporation, McDonnell Douglas Corporation, Midwest Stamping Company, Ralston Purina Company and Ryerson Tull, Inc. He was also a member of the Board of Directors of the National Association of Manufacturers. He was Chairman and Chief Executive Officer at GR Group, General Manager at Puget Sound Pet Supply Company and Chairman and Chief Executive Officer at Evaluation Technologies. Mr. Thompson has served on the faculties of Old Dominion University, Virginia State University and the University of Michigan. Mr. Thompson holds a Ph.D. and Master of Science in Agricultural Economics from Michigan State University and a Bachelor of Business Administration from the University of Michigan. He was born in Michigan.

Mr. Thompson was appointed Senior Non-Executive Director of FCA in October 2014.

▪
Patience Wheatcroft (non-executive director) - Patience Wheatcroft is a British national and graduate in law from the University of Birmingham. She has been a member of the House of Lords since 2011 and is a financial commentator and journalist. Ms. Wheatcroft currently serves on the Advisory Board of the public relations company Bell Pottinger LLP. She also serves as Non-executive Director of the wealth management company St. James’s Place PLC. Ms. Wheatcroft has a broad range of experience in the media and corporate world with past positions at the Wall Street Journal Europe, where she was Editor-in-Chief, The Sunday Telegraph, The Times, Mail on Sunday, as well as serving as Non-executive Director of Barclays Group PLC and Shaftesbury PLC. Finally Ms. Wheatcroft is also on the Board of Trustees of the British Museum. She was appointed to the Board of Directors of Fiat S.p.A. in April 2012 and became a member of the Board of Directors of FCA in October 2014.

▪
Stephen M. Wolf (non-executive director) - Stephen M. Wolf served on the Board of Directors of FCA US from 2009 to 2014. Mr. Wolf served as Chairman of R. R. Donnelley & Sons Company, a full service provider of print and related services from 2004 to 2013. He has served as the Managing Partner of Alpilles LLC since 2003. Previously, Mr. Wolf was Chairman of US Airways Group Inc. and US Airways Inc. He was Chairman and Chief Executive Officer of US Airways from 1996 until 1998. Prior to joining US Airways, Mr. Wolf had served since 1994 as Senior Advisor to the investment banking firm, Lazard Frères & Co. From 1987 to 1994, he served as Chairman and CEO of UAL Corporation and United Airlines Inc. Mr. Wolf’s career in the aviation industry began in 1966 with American Airlines, where he rose to the position of Vice President. He joined Pan American World Airways as a Senior Vice President in 1981 and became President and Chief Operating Officer of Continental Airlines in 1982. In 1984, Mr. Wolf became President and CEO of Republic Airlines, where he served until 1986 at which time he orchestrated the company’s merger with Northwest Airlines. Thereafter, Mr. Wolf served as Chairman and Chief Executive Officer of Tiger International, Inc. and The Flying Tiger Line, Inc. where he oversaw the sale of the company to Federal Express. Mr. Wolf serves as a member of the Board of Directors of Philip Morris International and as Chairman of the Advisory Board of Trilantic Capital Partners, previously Lehman Brothers Merchant Banking. Mr. Wolf previously served as Chairman of Lehman Brothers Private Equity Advisory Board. Mr. Wolf is an Honorary Trustee of The Brookings Institution. He holds a Bachelor of Arts degree in Sociology from San Francisco State University. Mr. Wolf was appointed to the Board of Directors of FCA in October 2014.

▪
Ermenegildo Zegna (non-executive director) - Ermenegildo Zegna has been Chief Executive Officer of the Ermenegildo Zegna Group since 1997, having served on the board since 1989. Previously, he held senior executive positions within the Zegna Group including the U.S., after a retail experience at Bloomingdale’s, New York. He is also a member of the International Advisory Board of IESE Business School of Navarra; he is board member of the Camera Nazionale della Moda Italiana and of the Council for the United States and Italy. In 2011 he was nominated Cavaliere del Lavoro by the President of the Italian Republic. Zegna, the standard of excellence for the entire luxury fashion industry, is a vertically integrated company that covers sourcing wool at the markets of origin, manufacturing, marketing right through directly operated stores. Under the guidance of the fourth generation, the group expanded its network to 523 stores, of which 303 are fully owned, in over 100 countries. In 2015, Zegna reached consolidated sales of 1,260 billion euro, achieving global leadership in men’s luxury wear. A graduate in economics from the University of London, Mr. Zegna also studied at the Harvard Business School. Mr. Zegna was appointed to the Board of Directors of FCA in October 2014.

Board Regulations

On October 29, 2014 the Board of Directors adopted its regulations. Such regulations deal with matters that concern the Board of Directors and its committees internally.

The regulations contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. The regulations provide that meetings may be held by telephone conference or video-conference, provided that all participating Directors can follow the proceedings and participate in real time discussion of the items on the agenda.
The Board of Directors can only adopt valid resolutions when the majority of the Directors in office shall be present at the meeting or be represented thereat.
A Director may only be represented by another Director authorized in writing.
A Director may not act as a proxy for more than one other Director.

All resolutions shall be adopted by the favorable vote of the majority of the Directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each Director shall have one vote.
The Board of Directors shall be authorized to adopt resolutions without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object in writing against the resolution being adopted in this way prior to the adoption of the resolution.
The regulations are available on the Company’s website.

The Audit Committee

The Audit Committee is responsible for assisting and advising the Board of Directors’ oversight of: (i) the integrity of the Company’s financial statements, including any published interim reports (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s applications of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal and independent auditors, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the independent auditors’ qualifications, independence, remuneration and any non-audit services for the Company, (x) the performance of the Company’s internal auditors and of the independent auditors, (xi) risk management guidelines and policies, and (xii) the implementation and effectiveness of the Company’s ethics and compliance program.

As of the date of March 23, 2015, the Board of Directors appointed Mrs. Valerie Mars as additional member of the Audit Committee. Currently, the Audit Committee consists of Mr. Glenn Earle (Chairman), Mr. Thompson, Ms. Wheatcroft and Ms. Mars. The Audit Committee is elected by the Board of Directors and is comprised of at least three non-executive Directors. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the Dutch Corporate Governance Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined by the Sarbanes-Oxley Act and the rules of the U.S. Securities and Exchange Commission and best practice provision III.5.7 of the Dutch Corporate Governance Code. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the Company’s annual report. Unless decided otherwise by the Audit Committee, the independent auditors of the Company attend its meetings while the Chief Executive Officer and Chief Financial Officer are free to attend the meetings.
During 2015 ten meetings of the Audit Committee were held. The average attendance of Directors at those meetings was 96 percent.

The Compensation Committee

The Compensation Committee is responsible for, among other things, assisting and advising the Board of Directors in: (i) determining executive compensation consistent with the Company’s remuneration policy, (ii) reviewing and approving the remuneration structure for the executive Directors, (iii) administering equity incentive plans and deferred compensation benefit plans, and (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon.

The Compensation Committee currently consists of Mr. Wolf (Chairman), Ms. Mars and Mr. Zegna. The Compensation Committee is elected by the Board of Directors and is comprised of at least three non-executive directors. Unless decided otherwise by the Compensation Committee, the Head of Human Resources of the Company attends its meetings.

During 2015 the Compensation Committee met twice with 100 percent attendance of Directors at such meetings.

The Governance and Sustainability Committee

The Governance and Sustainability Committee is responsible for, among other things, assisting and advising the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as Directors, (ii) periodical assessment of the size and composition of the Board of Directors, (iii) periodical assessment of the performance of individual Directors and reporting on this to the Board of Directors, (iv) proposals for appointment of executive and non-executive Directors, (v) supervision of the selection criteria and appointment procedure for senior management, (vi) monitoring and evaluating reports on the Group’s sustainable development policies and practices, management standards, strategy, performance and governance globally, and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the annual Sustainability Report.

The Governance and Sustainability Committee currently consists of Mr. Elkann (Chairman), Ms. Wheatcroft and Ms. Simmons. The Governance and Sustainability Committee is elected by the Board of Directors and is comprised of at least three Directors. No more than two members may be non-independent, and at most one of the members may be an executive Director.
In addition, as described above, the charters of the Audit Committee, Compensation Committee and Governance and Sustainability Committee set forth independence requirements for their members for purposes of the Dutch Corporate Governance Code. Audit Committee members are also required to qualify as independent for purposes of NYSE rules and Rule 10A-3 of the Exchange Act.
During 2015 two meetings of the Governance and Sustainability Committee were held, with 100% attendance of Directors at such meetings.

Amount and Composition of the remuneration of the Board of Directors

Details of the remuneration of the Board of Directors and its committees are set forth under the Section Remuneration of Directors.

Indemnification of Directors

The Company shall indemnify any and all of its Directors, officers, former Directors, former officers and any person who may have served at its request as a Director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director or officer of the Company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for gross negligence or willful misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

Conflict of interest

A Director shall not participate in discussions and decision making of the Board of Directors with respect to a matter in relation to which he or she has a direct or indirect personal interest that is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”).

In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual Director in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual Director be excused from participation in the decision making process with respect to such matter even though such Director may not have an actual Conflict of Interest.
At least annually, each Director shall assess in good faith whether (i) he or she is independent under (A) best practice provision III.2.2. of the Dutch Corporate Governance Code, (B) the requirements of Rule 10A-3 under the Exchange Act, and (C) Section 303A of the NYSE Listed Company Manual; and (ii) he or she would have a Conflict of Interest in connection with any transactions between the Company and a significant shareholder or related party of the Company, including affiliates of a significant shareholder (such conflict, a “Related-Party Conflict”), it being understood that currently Exor S.p.A. would be considered a significant shareholder.

The Directors shall inform the Board of Directors through the Senior Non-executive Director or the Secretary of the Board of Directors as to all material information regarding any circumstances or relationships that may impact their characterization as "independent," or impact the assessment of their interests, including by responding promptly to the annual D&O questionnaires circulated by or on behalf of the Secretary that are designed to elicit relevant information regarding business and other relationships.
Based on each Director’s assessment described above, the Board of Directors shall make a determination at least annually regarding such Director’s independence and such Director’s Related-Party Conflict. These annual determinations shall be conclusive, absent a change in circumstances from those disclosed to the Board of Directors, that necessitates a change in such determination.

Loyalty Voting Structure

The Company implemented a loyalty voting structure, pursuant to which the former shareholders of Fiat S.p.A. were able to elect to receive one special voting share with a nominal value of €0.01 per share for each common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the special voting shares. Such shareholders had their common shares registered in a separate register (the “Loyalty Register”) of the Company’s shareholders register. Following this registration, a corresponding number of special voting shares were allocated to the above-mentioned Shareholders. By signing an election form, whose execution was necessary to elect to receive special voting shares, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below.
Following the completion of the Merger, new shareholders may at any time elect to participate in the loyalty voting structure by requesting that the Company registers all or some of their common shares in the Loyalty Register. If these common shares have been registered in the Loyalty Register (and thus blocked from trading in the regular trading system) for an uninterrupted period of three years in the name of the same shareholder, such shares become eligible to receive special voting shares (the “Qualifying Common Shares”) and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share. If at any time such common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose its entitlement to hold a corresponding number of special voting shares.
A holder of Qualifying Common Shares may at any time request the de-registration of some or all such shares from the Loyalty Register, which will allow such shareholder to freely trade its common shares. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived her or his rights to cast any votes associated with such Qualifying Common Shares. Upon the de-registration from the Loyalty Register, the relevant shares will therefore cease to be Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the special voting shares will be acquired by the Company for no consideration (om niet) in accordance with the terms and conditions of the special voting shares.
The Company’s common shares are freely transferable. However, any transfer or disposal of the Company’s common shares with which special voting shares are associated would trigger the de-registration of such common shares from the Loyalty Register and the transfer of all relevant special voting shares to the Company. Special voting shares are not admitted to listing and are transferable only in very limited circumstances. In particular, no shareholder shall, directly or indirectly: (a) sell, dispose of or transfer any special voting share or otherwise grant any right or interest therein; or (b) create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any special voting share or any interest in any special voting share.
The purpose of the loyalty voting structure is to grant long-term shareholders an extra voting right by means of granting a special voting share (shareholders holding special voting shares are entitled to exercise one vote for each special voting share held and one vote for each common share held), without entitling such shareholders to any economic rights, other than those pertaining to the common shares. However, under Dutch law, the special voting shares cannot be excluded from economic entitlements. As a result, pursuant to the Articles of Association, holders of special voting shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the “Special Dividend Reserve”). A distribution from the Special Dividend Reserve or the (partial) release of the Special Dividend Reserve, will require a prior proposal from the board of directors and a subsequent resolution of the meeting of holders of special voting shares. The power to vote upon the distribution from the Special Dividend Reserve is the only power that is granted to that meeting, which can only be convened by the Board of Directors as it deems necessary. The special voting shares do not have any other economic entitlement.
Section 10 of the terms and conditions of the special voting shares include liquidated damages provisions intended to discourage any attempt by holders to violate the terms thereof. These liquidated damages provisions may be enforced by the Company by means of a legal action brought by the Company in the courts of the Netherlands. In particular, a violation of the provisions of the above-mentioned terms and condition concerning the transfer of special voting shares may lead to the imposition of liquidated damages.

Pursuant to Section 12 of the terms and conditions of the special voting shares, any amendment to the terms and conditions (other than merely technical, non-material amendments) may only be made with the approval of the general meeting of shareholders of the Company.
A Shareholder must promptly notify the Company upon the occurrence of a change of control, which is defined in Article 1.1. of the Articles of Association as including any direct or indirect transfer, carried out through one or a series of related transactions, by a shareholder that is not an individual (natuurlijk persoon) as a result of which (i) a majority of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of shareholders of such shareholder and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of a majority or more of the voting rights at meetings of the board of directors, governing body or executive committee of such shareholder has been transferred to a new owner. No change of control shall be deemed to have occurred if (a) the transfer of ownership and/or control is an intragroup transfer under the same parent company, (b) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to and including the fourth degree or (c) the fair market value of the Qualifying Common Shares held by such shareholder represents less than twenty percent (20%) of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares held by such shareholder, in the sole judgment of the Company, are not otherwise material to the Transferred Group or the change of control transaction.
Article 1.1. of the Articles of Association defines “Transferred Group” as comprising the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction, as such term is defined in the above mentioned Article of the Articles of Association. A change of control will trigger the de-registration of the relevant Qualifying Common Shares from the Loyalty Register and the suspension of the special voting rights attached to the Qualifying Common Shares.
If the Company was to be dissolved and liquidated, after all the debts of the Company have been paid, any remaining balances would be distributed in the following order of priority: (i) first, to satisfy the aggregate balance of share premium reserves and other reserves than the Special Dividend Reserve to the holders of common shares in proportion to the aggregate nominal value of the common shares held by each of them; (ii) second, an amount equal to the aggregate amount of the nominal value of the common shares to the holders thereof in proportion to the aggregate nominal value of the common shares held by each of them; (iii) third, an amount equal to the aggregate amount of the special voting shares dividend reserve to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and (iv) fourth, the aggregate amount of the nominal value of the special voting shares to the holders thereof in proportion to the aggregate nominal value of the special voting shares held by each of them.

General Meeting of Shareholders

At least one general meeting of shareholders shall be held every year, which meeting shall be held within six months after the close of the financial year.

Furthermore, general meetings of shareholders shall be held in the case referred to in Section 2:108a of the Dutch Civil Code as often as the Board of Directors, the Chairman or the Chief Executive Officer deems it necessary to hold them or as otherwise required by Dutch law, without prejudice to what has been provided in the next paragraph hereof.
Shareholders solely or jointly representing at least ten percent (10%) of the issued share capital may request the Board of Directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with.
If the Board of Directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he is not satisfied that the applicants have previously requested the Board of Directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.
General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands, and shall be called by the Board of Directors, the Chairman or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second day prior to the day of the meeting.

All convocations of general meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on the Company’s corporate website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of Dutch law or the Articles of Association, may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, on the Company’s corporate website and/or in a document made available for inspection at the office of the Company and such other place(s) as the Board of Directors shall determine.
Convocations of general meetings of shareholders may be sent to Shareholders through the use of an electronic means of communication to the address provided by such Shareholders to the Company for this purpose.
The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other data required by law.
An item proposed in writing by such number of Shareholders who, by Dutch law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the Company has received the relevant request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth day before the day of the meeting.
The agenda of the annual general meeting shall contain, inter alia, the following items:

a)	adoption of the annual accounts;

b)	the implementation of the remuneration policy;

c)	the policy of the Company on additions to reserves and on dividends, if any;

d)	granting of discharge to the Directors in respect of the performance of their duties in the relevant financial year;

e)	the appointment of Directors;

f)	if applicable, the proposal to pay a dividend;

g)	if applicable, discussion of any substantial change in the corporate governance structure of the Company; and

h)	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch law.
The Board of Directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board of Directors invokes an overriding interest, it must give reasons.
When convening a general meeting of shareholders, the Board of Directors shall determine that, for the purpose of Article 19 and Article 20 of the Articles of Association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the “Record Date”) and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.
The general meeting of shareholders shall be presided over by the Chairman or, in his absence, by the person chosen by the Board of Directors to act as chairman for such meeting.
One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairman of the meeting and the secretary and signed by them in witness thereof.
The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner as described in the preceding paragraph.
If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary.
As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, the shareholders entitled to attend the meeting shall be obliged to inform the Board of Directors in writing within the time frame mentioned in the convening notice. At the latest this notice must be received by the Board of Directors on the day mentioned in the convening notice.
Shareholders and those permitted by Dutch law to attend the general meetings of the shareholders may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the Company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

The Company is exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.
The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.
For each general meeting of shareholders, the Board of Directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Board of Directors may for each general meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.
Prior to being allowed admittance to a meeting, a shareholder and each person entitled to attend the meeting, or its attorney, shall sign an attendance list, while stating his name and, to the extent applicable, the number of votes to which he is entitled. Each shareholder and other person attending a meeting by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of Directors. In the event that it concerns an attorney of a shareholder or another person entitled to attend the meeting, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.
The chairman of the meeting may determine the time for which shareholders and others entitled to attend the general meeting of shareholders may speak if he considers this desirable with a view to the orderly conduct of the meeting as well as other procedures that the chairman considers desirable for the efficient and orderly conduct of the business of the meeting.
Every share (whether common or special voting) shall confer the right to cast one vote.
Shares in respect of which Dutch law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital present or represented.
All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified herein.
Blank votes shall not be counted as votes cast.
All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.
Voting by acclamation shall be permitted if none of the Shareholders present or represented objects.
No voting rights shall be exercised in the general meeting of shareholders for shares owned by the Company or by a subsidiary of the Company. Pledgees and usufructuaries of shares owned by the Company and its subsidiaries shall however not be excluded from exercising their voting rights, if the right of pledge or usufruct was created before the shares were owned by the Company or a subsidiary. Neither the Company nor any of its subsidiaries may exercise voting rights for shares in respect of which it holds a right of pledge or usufruct.
Without prejudice to the Articles of Association, the Company shall determine for each resolution passed:

a.	the number of shares on which valid votes have been cast;

b.	the percentage that the number of shares as referred to under a. represents in the issued share capital;

c.	the aggregate number of votes validly cast; and

d.	the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.

Issuance of shares

The general meeting of shareholders or alternatively the Board of Directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares and rights to subscribe for shares. The general meeting of shareholders shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares and rights to subscribe for shares.
For a period of five years from October 12, 2014, the Board of Directors has been irrevocably authorized to issue shares and rights to subscribe for shares up to the maximum aggregate amount of shares as provided for in the company’s authorized share capital as set out in Article 4.1 of the Articles of Association, as amended from time to time.

The general meeting of shareholders or the Board of Directors if so designated in accordance with the Articles of Association, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in Dutch law and the Articles of Association.
If the Board of Directors is designated to have authority to decide on the issuance of shares or rights to subscribe for shares, such designation shall specify the class of shares and the maximum number of shares or rights to subscribe for shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.
Payment for shares shall be made in cash unless another form of consideration has been agreed. Payment in a currency other than euro may only be made with the consent of the Company.
The Board of Directors has also been designated as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares as referred to above.
In the event of an issuance of common shares every holder of common shares shall have a right of pre-emption with regard to the common shares or rights to subscribe for common shares to be issued in proportion to the aggregate nominal value of his common shares, provided however that no such right of pre-emption shall exist in respect of shares or rights to subscribe for common shares to be issued to employees of the Company or of a group company pursuant to any option plan of the Company.
A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.
In the event of an issuance of special voting shares to qualifying shareholders, shareholders shall not have any right of pre-emption.
The general meeting of shareholders or the Board of Directors, as the case may be, shall decide when passing the resolution to issue shares or rights to subscribe for shares in which manner the shares shall be issued and, to the extent that rights of pre-emption apply, within what period those rights may be exercised.
Corporate Offices and Home Member State

The Company is incorporated under the laws of the Netherlands. It has its corporate seat in Amsterdam, the Netherlands, and the place of effective management of the Company is in the United Kingdom.

The business address of the Board of Directors and the senior managers is 25 St. James’s Street, SW1A1HA London, United Kingdom.

The Company is registered at the Dutch trade register under number 60372958 and at the Companies House in the United Kingdom under file number FC031853.
The Netherlands is FCA’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended).
Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting

The Company has designed a system of internal control over financial reporting based on the model provided in the COSO Framework for Internal Controls, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives. In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. A periodic evaluation of the system of internal control over financial reporting is designed to provide reasonable assurance regarding the overall effectiveness of the components of the COSO Framework (control environment, risk assessment, control activities, information and communication, and monitoring) in achieving those objectives.
The approach adopted by the Company for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a ‘top-down, risk-based’ process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:

•	identification and evaluation of the source and probability of material errors in elements of financial reporting;

•	assessment of the adequacy of key controls in preventing or detectingpotential misstatements in elements of financial reporting; and

•	verification of the operating effectiveness of controls based on the assessment of the risk of misstatement in financial reporting, with testing focused on areas of higher risk.
Code of Conduct

The Company and all its subsidiaries refer to the principles contained in the FCA code of conduct (the “Code of Conduct”) approved by the Board of Directors of Fiat Chrysler Automobiles N.V. last April 29, 2015.
The Code applies to all board members and officers of Fiat Chrysler Automobiles N.V. and its subsidiaries, as well as full-time and part-time employees of the FCA Group and any of its subsidiaries. The Code also applies to all temporary, contract and all other individuals and companies that act on behalf of the FCA Group, wherever they are located in the world.
The Code of Conduct represents a set of values recognised, adhered to and promoted by the Group which understands that conduct based on the principles of diligence, integrity and fairness is an important driver of social and economic development.
The Code of Conduct is a pillar of the integrity system which regulates the decision-making processes and operating approach of the Group and its employees in the interests of stakeholders. The Code of Conduct amplifies aspects of conduct related to the economic, social and environmental dimensions, underscoring the importance of dialog with stakeholders. Explicit reference is made to the UN’s Universal Declaration on Human Rights, the principal Conventions of the International Labor Organisation (ILO), the OECD Guidelines for Multinational Enterprises, the U.S. Foreign Corrupt Practices Act (FCPA) and United Kingdom Bribery Act (UKBA). The FCA Group has specific Guidelines relating to: the Environment, Health and Safety, Business Ethics and Anti-corruption, Suppliers, Human Resource Management, Respect of Human Rights, Conflicts of Interest, Community Investment, Data Privacy, Use of IT and Communications Equipment, Antitrust and Export controls.
The FCA Group shall use its best efforts to ensure that the Code is regarded as a best practice of business conduct and observed by those third parties with whom it maintains business relationships of a lasting nature such as suppliers, dealers, advisors and agents. In fact, Group contracts worldwide include specific clauses relating to recognition and adherence to the principles underlying the Code of Conduct, as well as compliance with local regulations, particularly those related to corruption, money-laundering, terrorism and other crimes constituting liability for legal persons.
The Code of Conduct is available on the Governance section of the Group’s website.

Insider Trading Policy

On October 10, 2014 the Fiat Investments‘s Board of Directors adopted an insider trading policy setting forth guidelines and recommendations to all Directors, officers and employees of the Group with respect to transactions in the Company’s securities. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s for integrity and ethical conduct.

Sustainability Practices

The Group is committed to operating in an environmentally and socially-responsible manner.
As discussed above, the Governance and Sustainability Committee was assigned responsibility for strategic oversight of sustainability-related issues and reviews the annual Sustainability Report. The GEC defines the strategic approach, evaluates the congruity of the Sustainability targets with business objectives and is regularly updated on the Group’s sustainability performance.

The Sustainability Team - with members in Italy, Brazil, China and the U.S. - plays a central role in promoting a culture of sustainability within the Group and among its various stakeholders. The team facilitates the process of continuous improvement, contributing to risk management, cost optimization, stakeholder engagement and enhancement of the Company’s reputation.

The FCA Group has guidelines aimed at ensuring the Group’s activities are conducted in a consistent and responsible manner. In addition, the Group has also adopted “Sustainability Guidelines for Suppliers,” setting forth expectations for suppliers and sub-suppliers of the Group worldwide, “Environmental Guidelines,” which provide clear indications on how to establish and update environmental targets, develop new products and execute daily activities worldwide, and “Green Logistics Principles” setting forth principles for ensuring respect for the environment in the Group’s logistical and supply chain operations.

The Group also produces sustainability targets, to drive continuous improvement in the Group’s sustainability performance. Targets reports on the annual progress of existing and new commitments, as well as actions to be implemented in order to reach these commitments.
Targets are part of the Sustainability Report, which is prepared on a voluntary basis applying the Global Reporting Initiative’s G4 guidelines (GRI - G4) - comprehensive approach, taking also into account international Integrated Reporting Framework principles and contents.
The Company’s sustainability model results in a variety of initiatives related to good corporate governance; environmentally responsible products, plants and processes; a healthy, safe and inclusive work environment; and constructive relationships with local communities and business partners, as these are the milestones along the Group’s path of continual improvement oriented to long-term value creation.
Over the years, the Group has placed particular emphasis on the reduction of polluting emissions, fuel consumption and greenhouse gas emissions in:

▪
engines, by developing increasingly efficient technologies for conventional engines, expanding the use of alternative fuels (such as natural gas and biofuels), and developing alternative propulsion systems (such as hybrid or electric solutions), based on the specific energy needs and fuel availability of the various countries:

▪	production plants, by cutting energy consumption levels and promoting the use of renewable energy;

▪	transport activities, by increasing low-emission transport and involving our employees to reduce their commuting emissions;

▪	supplier activities, by promoting environmental responsibility and spreading the principles and culture of World Class Manufacturing;

▪	eco-responsible driving behavior, by providing dealers and customers with information and training on vehicle use and maintenance.

The Company’s achievements in improving its sustainability performance have been recognized through inclusion in several leading sustainability indices. In particular, in 2015 the Company was included in the Dow Jones Sustainability World Index.

Compliance with Dutch Corporate Governance Code

While the Company endorses the principles and best practice provisions of the Dutch Corporate Governance Code, its current corporate governance structure applies as follows the following best practice provisions:

•
As far the provisions of paragraph II.1.8 regarding the limitation of positions of directors is concerned, the Company endorses that a proper performance by its Directors of their duties is assured. Given the historical affiliation between the Company, CNHI and Ferrari N.V., the Company values the current connection between those companies through the combined positions of Mr Elkann, who serves on CNHI’s Board and Mr Marchionne, who serves on both CNHI’s and Ferrari N.V.’s boards and therefore does not apply those provisions.

•
The Company applies the best practice provisions in the paragraphs II.2.4 and II.2.5 of the Dutch Corporate Governance Code. However, prior to the Merger Fiat S.p.A. implemented the 2012 Long Term incentive Plan (the “Plan”). Pursuant to the Plan, options and stock grants (the “Equity Rights”) related to Fiat S.p.A. were granted by Fiat S.p.A. to eligible persons prior to the Merger. The Plan provides that such Equity Rights may be exercised within one year after the date of granting. Due to the Merger, the Equity Rights related to Fiat S.p.A. that were already granted by Fiat S.p.A. pursuant to the Plan (and that are considered acquired rights) had to be converted into comparable Equity Rights relating to the Company. In order to achieve this, the Company has granted (rights to acquire) common shares in the capital of the Company under the Plan under the same terms as apply to the corresponding Equity Rights related to Fiat S.p.A., including in respect of the term for exercising the Equity Rights.

•
Pursuant to the provisions of the paragraphs II.3.3 and III.6.2, a Director may not take part in any discussion or decision-making that involves a subject or transaction in relation to which he or she may appear to have a conflict of interest with the Company. However, the definition of conflict of interest as referred to in the Dutch Civil Code refers to an actual conflict of interest and as such the regulations of the Board of Directors are geared towards an actual conflict of interest and do not include the reference to the appearance of a conflict of interest. Nevertheless, these regulations stipulate that the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a conflict of interest of an individual Director in relation to a specific matter, that it is deemed in the best interest of proper decision making process that such individual Director be recused from participation in the decision making process with respect to such matter even though such Director may not have an actual conflict of interest.

•
The Company does not have a retirement schedule as referred to in paragraph III.3.6 of the Dutch Corporate Governance Code, because pursuant to the Articles of Association the term of office of Directors is approximately one year, such period expiring on the day the first annual general meeting of shareholders is held in the following calendar year. This approach is in line with the general practice for companies listed in the U.S. As the Company is listed at NYSE, the Company also relies on certain US governance policies, one of which is the reappointment of our directors at each annual general meeting of shareholders.

•
The Governance and Sustainability Committee currently has only one non-independent member as required by paragraph III.5.1. of the Code and although the committee charter allows for the Governance and Sustainability Committee to have no more than two non-independent members, at the moment the Company does not intend to make use of this possibility. Mr John Elkann, being an executive Director, has a position on the Governance and Sustainability Committee to which paragraph III.8.3 of the Dutch Corporate Governance Code applies. The position of Mr Elkann as executive Director in this committee inter alia follows from the duties of the governance and sustainability committee, which are more extensive than the duties of a selection and appointment committee and include duties that warrant participation of an executive Director.

•
The Dutch Corporate Governance Code provisions primarily refer to companies with a two-tier board structure (consisting of a management board and a separate supervisory board), while the Company has implemented a one-tier board. The best practices reflected in the Dutch Corporate Governance Code for supervisory board members apply by analogy to non-executive directors. Unlike supervisory board members of companies with a two-tier board to which provision III.7.1 of the Dutch Corporate Governance Code applies, non-executive directors of the Company also have certain management tasks. In view hereof, non-executive directors have the opportunity to elect whether (part of) their annual retainer fee will be made in common shares of the Company.

RISK MANAGEMENT

Our Approach

Risk management is an important business driver and is integral to the achievement of the Group’s long-term business plan. We take an integrated approach to risk management, where risk and opportunity assessment are at the core of the leadership team agenda. Our success as an organization depends on our ability to identify and capitalize on the opportunities generated by our business and the markets in which we compete. By managing the associated risks, we achieve the proper balance between growth and return goals and related risks, allowing us to strive to secure performance and profitability targets as well as enhance stakeholder value.

Risk Management Framework

The Group’s internal control system (the “System”) is based on the COSO Framework (Committee of Sponsoring Organizations of the Treadway Commission Report - Enterprise Risk Management model) and the principles of the Dutch Corporate Governance Code. The System consists of a set of policies, procedures and organizational structures aimed at identifying, measuring, managing and monitoring the principal risks to which the Company is exposed. The System is integrated within the Company’s organization and corporate governance, supports the protection of corporate assets, the efficiency and effectiveness of business processes, the reliability of financial information and compliance with laws and regulations.

The System consists of the following three levels of control:
Level 1: operating areas, which identify and assess risks as well as establish specific actions for management of risks;
Level 2: specific departments responsible for risk control, which define methodologies and tools for both monitoring and managing the Company’s risks;
Level 3: enterprise risk management functions, which facilitate the monitoring of our risks and manage discussions of our risks with the Group’s Executive Council (the “GEC”);
In addition to the three levels of control, the results of the COSO process are part of the risk assessment of the Group Internal Audit in defining its audit plan and accordingly, specific audits are planned for global enterprise risk management (“ERM”) significant risks.
The GEC, which is supported by senior management, is responsible for identifying, prioritizing and mitigating risks and for the establishment and maintenance of a risk management system across our operating segments. As the decision-making body led by the CEO and composed of the heads of the operating segments and certain central functions, the GEC reviews the risk management framework and the Company’s key global risks on a regular basis. For those risks deemed to be significant, comprehensive mitigating action plans are developed and reviewed on a regular basis to ensure the action plans are relevant and sufficient. At least annually, our risk management framework and risks are discussed with the Group’s Audit Committee.

Appetite for Significant Risk

While a formal policy is in process based on the parameters defined below, we align our risk appetite to our business plan as presented May 2014 (updated January 2016). Risk boundaries are set through our strategy, Code of Conduct, budgets and policies. We have established Risk Management Committees within our four geographical segments (NAFTA, LATAM, APAC and EMEA),the luxury vehicle sector with our Maserati operating segment and in the global components sector with our Magneti Marelli, Teksid and Comau operating segments, which are responsible for supporting risk governance and utilizing the operational focus of our existing Product (Global and Regional) and Commercial Committees. The Product Committee oversees capital investment, engineering and product development, while the Commercial Committee oversees matters related to sales and marketing. Both committees include executive managers from each of the Companies’ brands, all of whom also have separate functional responsibilities across all the brands. We also leverage the strategic focus of our GEC, Board of Directors (through the Audit Committee), CEO and CFO. Our risk appetite differs by risk category as shown below.

Risk category	Category description	Risk appetite
Strategic	Risk that may arise from the pursuit of FCA’s business plan, from strategic changes in the business environment, and / or from adverse strategic business decisions.	We are prepared to take risks in a responsible way that takes our stakeholders’ interests into account and are consistent with our five year business plan.
Operational	Risk relating to inadequate or failed internal processes, people and systems or external events (including legal and reputational risks).	We look to mitigate operational risks to the maximum extent based on cost / benefit considerations.
Financial	Risk relating to uncertainty of return and the potential for financial loss due to financial structure, cash flows, impairment risk and financial instruments.	We seek capital market and other transactions to deleverage and strengthen our balance sheet, allowing us to unlock value and manage our operations on a consolidated global basis.
Compliance	Risk of non-compliance with relevant regulations and laws, internal policies and procedures.
We hold ourselves, as well as our employees, responsible for acting with honesty, integrity and respect, including complying with our Code of Conduct, applicable laws and regulations everywhere we do business.

Significant risks identified and control measures taken

On an annual basis, an enterprise risk assessment is performed, beginning with our operating segments. Risks identified to have high or medium-high levels of potential impact on our organization and to which we have a high or medium-high level of vulnerability based on the mitigating factors within our Group are considered significant risks. Results of the assessment are consolidated into a Group report for review and validation with the Group CFO and GEC. In addition, risk dashboards are created for the most significant risks to the Group in order to monitor risk indicators as well as current and mitigation efforts. Once validated, the Group CFO submits to the Audit Committee, assisting the Board of Directors in their responsibility for strategic oversight of risk management activities.

Each key global focus risk has been classified by the COSO risk categories and corresponding risk factors have been assigned. Control measures and mitigating actions are subsequently defined for each identified risk. The risk factors, control and mitigating actions presented below are not all-inclusive. The sequence in which these risks and mitigating actions are presented does not reflect any order or importance, chance or materiality. For further information regarding the risks we face, refer to the section —Risk Factors elsewhere in this report.

Risk Category	Key Global Risk Description	Risk Factor	Control / Mitigating Actions
Compliance	Regulatory Compliance Our ability to manage the impact of regulatory compliance with vehicle fuel economy (FE) and greenhouse gas (GHG) and related requirements (e.g., electrification mandates).
Laws, regulations and governmental policies, including those regarding increased fuel economy requirements and reduced greenhouse gas emissions, may have a significant effect on how we do business and may adversely affect our results of operations.

Continually optimize the US FE/GHG Plans of Intent for the most efficient application of technology and acquired credits.  Review plan status  regularly at NAFTA Industrial Committee meetings

Group Product Committee (“GPC”) manages approval for investments in FE/GHG related compliance.

Evaluate on-road versus laboratory testing to ensure compliance

Risk Category	Key Global Risk Description	Risk Factor	Control / Mitigating Actions
Compliance / Operational	Product Quality and Customer Satisfaction Our ability to produce vehicles to meet product quality standards, gain market acceptance and satisfy customer expectations.
Product recalls and warranty obligations may result in direct costs, and loss of vehicle sales could have material adverse effects on our business.
Our future depends on our ability to expand into new markets as well as enrich our product portfolio and offer innovative products in existing markets.
A disruption or security breach in our internal information technology system, or the electronic control systems contained in our vehicles, could disrupt our business and adversely impact our ability to compete.

Quality and customer satisfaction performance improvement metrics monitored at Committee meetings.

Global Cybersecurity Plan to improve security of connected systems in our vehicles and add security to safety-critical modules was approved by the GPC in 2015.

Operational
Talent Management
Our ability to effectively attract, retain and develop personnel globally to meet current and future needs, including risks to the ability to maintain sufficient and effective bench strength in key positions and properly plan and prepare for changes in key management.
		Our success largely depends on the ability of our current management team to operate and manage effectively.	Attrition, hiring and staffing metrics are reviewed and monitored on a regional basis. Assessment of bench strength for key positions and succession planning is monitored at the group level.
Strategic / Financial
Commercial and Industrial Policies
Our ability to manage product positioning strategy (competitive pricing consistent with margin targets, discount levels, etc.) as well as cost factors consistent with competitors’ achievements and internal targets.

We face risks associated with costs, disruptions of supply or shortages of raw materials.

Our ability to achieve cost reductions and to realize production efficiencies is critical to maintaining our competitiveness and long-term profitability.

The automotive industry is highly competitive and cyclical and we may suffer from those factors more than some of our competitors.

Control of costs and margins monitored as part of our budget and forecasting process, which is reviewed periodically throughout the year by the GEC.

Metrics related to global standardization of components to drive less complexity and overall savings.

Sales and marketing (including pricing) is monitored monthly by the Commercial Committee.

Risk Category	Key Global Risk Description	Risk Factor	Control / Mitigating Actions
Strategic / Financial
Product Portfolio and Product Lifecycle
Non or delayed renewal of models (e.g., restyling, upgrading of technological content, adaptation to regulatory requirements) due to delays in the development process or launch of new products resulting in a drop in revenues / loss of competitiveness in a specific business / segment.

Our profitability depends on reaching certain minimum vehicle sales volumes. If our vehicle sales deteriorate, particularly sales on our minivans, larger utility vehicles and pick-up trucks, our results of operations and financial condition will suffer.

We may be unsuccessful in efforts to expand the international reach of some of our brands that we believe have global appeal and reach.

Labor laws and collective bargaining agreements with our labor unions could impact our ability to increase the efficiency of our operations.
Technical, timing and cost commitments (amongst other factors) for new vehicles are monitored by individual program at both Regional and Group Product Committees.

Control measures and comprehensive mitigation actions listed above for key global risks are monitored throughout the year by the Risk Management Committees in our regions and business sectors and subsequently the GEC to ensure that these are relevant and sufficient. As needed, control measures and mitigation actions are enhanced to ensure risks are appropriately addressed. We believe this approach allows us to address risk timely and ensure effectiveness of the control measures taken.

Risks and uncertainties having a major impact in the past financial year

Regulatory Compliance

Regulatory requirements related to CO2 and fuel economy are unique and challenging in each region. In addition, recent issues within the automotive industry related to vehicle emissions have resulted in increased regulatory activity. We are focused on improving vehicle efficiency and powertrain technologies and it is our plan to globally optimize our product plan for CO2 compliance and in each region. This will be accomplished through prioritizing vehicle efficiency improvements and powertrain technologies along with the application of battery and electric technologies, and using regulatory mechanisms as needed, to achieve fleet compliance.
We continue to focus on risks driven by climate change concerns, including regulatory risk and its reputational impact in communities where we operate. Separately, in light of recent issues in the automotive industry related to vehicle health-based emissions, we have taken action to extensively review compliance requirements. We conducted an audit of all current production software and emission calibrations. The audit revealed that all current production vehicle calibrations are compliant with applicable regulations and they appear to operate in the same way on the road as they do in the laboratory under the same operating conditions. To ensure ongoing compliance, the following improvement actions are in place or in process:

•	Formalized compliance training for all software and emission calibration engineers

•	Established a “best practice” calibration and certification oversight group

•	Instituted regular supplier and internal software and calibration audits

•	Formalized a random, on-road emissions audit testing program

Product Quality and Customer Satisfaction

We, and the U.S. automotive industry in general, have recently experienced a significant increase in recall activity to address performance, compliance or safety-related issues. Our recent costs to recall vehicles have been significant and typically include the cost of replacement parts and labor to remove and replace parts. These costs substantially depend on the nature of the remedy and the number of vehicles affected, and may arise many years after a vehicle's sale. Product recalls may also harm our reputation and may cause consumers to question the safety or reliability of our products.
In addition, compliance with U.S. regulatory requirements for product recalls has received heightened scrutiny recently and, in connection with the failure in three specified campaigns to provide an effective remedy, and noncompliance with various reporting requirements under the National Traffic and Motor Vehicle Safety Act of 1966 and the Transportation Recall Enhancement, Accountability and Documentation (TREAD) Act, FCA US has agreed to pay substantial civil penalties, become subject to supervision and in certain instances was required to buy back vehicles as an additional alternative to a repair remedy.
Impact on results and financial position if risks materialize
In order to comply with government regulations related to fuel economy and health-based emission standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention, to these legal requirements. We expect the number and scope of these regulatory requirements, along with the costs associated with compliance, to increase significantly in the future and these costs could be difficult to pass through to customers. As a result, we may face limitations on the types of vehicles we produce and sell and where we can sell them, which could have a material adverse impact on our financial condition and results of operations. In addition, any costs incurred, or lost vehicle sales, resulting from product recalls could materially adversely affect our financial condition and results of operations. Moreover, if we face consumer complaints, or we receive information from vehicle rating services that calls into question the safety or reliability of one of our vehicles and we do not issue a recall, or if we do not do so on a timely basis, our reputation may also be harmed and we may lose future vehicle sales. We are also obligated under the terms of our warranty agreements to make repairs or replace parts in our vehicles at our expense for a specified period of time. Therefore, any failure rate that exceeds our assumptions may result in unanticipated losses.
Our vehicle systems may also be susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency. A significant malfunction, disruption or security breach compromising the operation of our internal information technology systems or the electronic control systems contained in our vehicles could damage our reputation, disrupt our business and adversely impact our ability to compete.
Current or planned improvements in the overall risk management system

We are in the last phases of implementing the ERM program by operating segment. This program combines existing activities with increased visibility to key risks. We believe this dynamic approach will help us achieve the proper balance between caution and risk taking at the Group level. We completed the first phase of this program in 2015 and will continue to roll-out the revised plan to the remaining operating segments during the 2016.
As we continue to improve our Group ERM program, we will work to identify best practices, refine key risk indicators identified for the significant risks facing our organization and refine our processes to identify and escalate risk developments. In addition, we are implementing a global ERM training program to improve the communication of the risk management culture throughout the organization, including the communication of risk appetite and risk tolerances.

IN CONTROL STATEMENT
Internal Control System
The Board of Directors is responsible for designing, implementing and maintaining internal controls, including proper accounting records and other management information suitable for running the business.
The principal characteristics of the Internal Control System and Internal Control over Financial Reporting adopted by the Company are described in the specific paragraph mentioned above.
Based on the assessment performed, the Board of Directors concluded that, as of December 31, 2015 the Group’s and the Company’s Internal Control over Financial Reporting is considered effective.

February 29, 2016

John Elkann
Chairman
Sergio Marchionne
Chief Executive Officer

RESPONSIBILITIES IN RESPECT TO THE ANNUAL REPORT
The Board of Directors is responsible for preparing the Annual Report, inclusive of the Consolidated and Statutory Financial Statements and Report on Operations, in accordance with Dutch law and International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union (EU-IFRS).
In accordance with Section 5:25c, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss for the year of the Company and its subsidiaries and that the Report on Operations provides a true and a fair view of the performance of the business during the financial year and the position at balance sheet date of the Company and its subsidiaries, together with a description of the principal risks and uncertainties that the Company and the Group face.
February 29, 2016

The Board of Directors
John Elkann
Sergio Marchionne
Andrea Agnelli
Tiberto Brandolini d’Adda
Glenn Earle
Valerie Mars
Ruth J. Simmons
Ronald L. Thompson
Patience Wheatcroft
Stephen M. Wolf
Ermenegildo Zegna

A RESPONSIBLE COMPANY 1
SUSTAINABILITY GOVERNANCE AND COMMITMENT TO STAKEHOLDERS

All areas of the Group have a role in addressing the goals and challenges of sustainability. The sustainability management process is based on a model of shared responsibility that begins with the top level of management and involves every area and function within the organization.

Several entities within the organization are responsible for directing and coordinating sustainability activities across the Group’s businesses. For more information, see the Sustainability Practices section of this report.

Operating responsibly requires continuous engagement with stakeholders at the local and global levels. FCA has a target to expand and innovate the sustainability dialogue with stakeholders, and to reach an increasing number worldwide each year.
Over time, our engagement has evolved and we have developed a variety of channels to communicate with each type of stakeholder.

In 2015, FCA engaged more than 4,600 internal and external stakeholders worldwide through an online survey about sustainability topics. Engagement events and workshops with subject-matter experts were also organized to continue the dialogue on sustainability topics, understand region-specific differences and gain new insights to improve FCA’s sustainability initiatives and approach.

MATERIALITY ANALYSIS

FCA’s sustainability reporting focuses on topics that have been determined to be material in accordance with the Global Reporting Initiative (G4) framework.2

In 2015, material topics identified in prior years were subjected to a thorough review and the FCA materiality diagram was updated accordingly.3 In addition to the results from our stakeholder engagement activities, the determination of materiality also took into account strategic priorities, corporate values, competitive activities and social expectations.

Product
Environment
Social
Vehicle safety
Vehicle CO2 emissions
Vehicle fuel economy
Product innovation
Customer satisfaction
Human rights along the value chain
Vehicle quality
Business integrity and ethical standards
Community engagement
Employee health and safety
Workforce diversity and equal opportunity
Employee development and training
New mobility solutions
Energy and CO2 emissions from operations, offices
Engagement with trade unions
Waste generated by operations
Engagement with business partners
Water used by operations
Alternative fuels (natural gas, biofuel)
Responsible sourcing and recycling
Alternative propulsion and drive systems (hybrid, electric)
Environmental impact of logistics
Employee well-being and work-life balance
Increasing importance for external stakeholders
Increasing importance for internal stakeholders

_________________________
1 Data reported are included in the FCA 2015 Sustainability Report, that is submitted to assurance by Deloitte & Touche S.p.A.. The scope, methodology, limitations and conclusions of the assurance engagement are provided in the Independent Auditors’ Report published in the FCA 2015 Sustainability Report.
2 "Material Aspects are those that reflect the organization’s significant economic, environmental and social impacts; or substantively influence the assessments and decisions of stakeholders", Global Reporting Initiative, Sustainability Reporting Guidelines - G4, pg. 7

3
The materiality analysis was carried out in accordance with the AA1000 Stakeholder Engagement Standard guidelines for the steps relating to the identification, mapping and prioritization of stakeholders, and to the analysis of the results of their involvement. The guidance notes on Accountability and the criteria defined by the Global Reporting Initiative (GRI-G4) were also followed with regard to outlining an approach to the materiality principle and the identification of material issues.

RESEARCH AND INNOVATION

The Group’s global research and innovation activities work to develop solutions for sustainable mobility by improving efficiency, reducing fuel consumption and emissions, and introducing product enhancements related to safety and connected mobility solutions. Continuous innovation is essential to development of products that are environmentally and socially sustainable.

Innovation activities worldwide are coordinated through a common framework, the FCA Global Innovation Process (GIP). Developed in collaboration with input from the Group’s four operating regions, the GIP covers all phases of the innovation process, from idea generation to pre-competitive development.

At year-end 2015, the Group’s research and innovation activities involved approximately 20,000 individuals at 85 locations worldwide. In the EMEA region, the CRF in Orbassano, Italy is the primary R&D facility. In NAFTA, research and development activities are primarily carried out at the Chrysler Technology Center in Auburn Hills (U.S.), and the Automotive Research and Development Centre in Windsor (Canada).

During the year, the Group invested approximately €4.1 billion in R&D4, representing around 3.7 percent of net revenues from Industrial Activities. The Group’s innovation activities have generated a significant intellectual property portfolio over the years and, at year-end 2015, FCA had a total of 8,462 registered patent applications and 4,251 protected product designs.

Patents FCA worldwide
Total patents registered at -December 31, 2015	8,462
of which: registered in 2015	704
Patents pending at December 31, 2015	3,316
of which: new patent applications filed in 2015	434
_________________________
4 Includes capitalized R&D and R&D charged directly to the income statement (Ferrari included in the scope).

Designs FCA worldwide
Design rights registered at December 31, 2015	4,251
of which: registered in 2015	664

FCA endeavors to reduce the environmental impact of our vehicles over their entire life cycle, while responding to consumer demands in each market where we do business. Key elements include optimizing the efficiency of conventional engines, offering a wide range of alternative fuel vehicles, developing alternative propulsion and emission reduction systems, reducing vehicle energy demand, promoting driver behavior that contributes to reducing emissions and introducing new mobility solutions.

FCA's commitment to reduce vehicle CO2 emissions and improve fuel economy is reflected in the long-term targets that we have established. To fulfill these commitments, the Company has adopted a selective approach that applies the most suitable technologies based on market and regulatory requirements, as well as customer expectations with respect to level of technology and cost.

In January 2016, the Group updated our 2014-2018 Business Plan to better reflect these demands. The updated plan addresses the unique regulatory requirements of each region, and includes actions to improve vehicle efficiency, including further applications of battery/electric technologies, such as the Chrysler Pacifica Hybrid which was introduced at the beginning of 2016.

SUSTAINABLE MOBILITY

As driver expectations change and mobility scenarios evolve, FCA has devoted resources to research, development and experimentation of innovative technologies, including a growing number of connectivity and mobility solutions and autonomous-vehicle technology.

By participating in initiatives like TEAM (Tomorrow's Elastic Adaptive Mobility), FCA's primary research center, CRF, has joined partners such as telecommunication providers, research institutes and traffic managers to design solutions to connect vehicle drivers, travelers and infrastructure operators. The goal is to connect the vehicles into the mobility network taking advantage of new communication technologies, e.g., V2X.

Developing mobility and connectivity solutions involves not only technology but also understanding vehicle owner habits and trends, and involving them in the process. FCA has been engaged in research on future social and technological trends that will affect nearly every aspect of our business - from design to manufacturing, marketing and human resources. In 2015, we initiated the Global Connected Car of the Future research project focusing on the consumer experience inside the vehicle, along with emerging consumer trends. The project spanned globally across five countries, focusing on cities where consumer technology is leading edge: Berlin, Germany; Tokyo, Japan; Vancouver, Canada; Stockholm, Sweden and San Francisco, U.S. This worldwide market perspective will inform long-term connected car strategies.

As connectivity and mobility options evolve, so does the attention on autonomous-vehicle technology. We continue to demonstrate our commitment to advancing the development of autonomous-vehicle technology by offering Advanced Driver Assistance Systems.

FCA believes that an automaker's environmental responsibility should extend beyond the production line to the way customers drive their vehicles. Eco:Drive is a software system that offers personalized tips to drivers based on driving style with the objective of helping them reduce fuel consumption and emissions. In 2015, eco:Drive was extended to the 2016 500L in North America and is available in Europe, Brazil, the U.S. and Canada for most Fiat and Fiat Professional models. In Europe, the data collected from eco:Drive’s best users confirmed that fuel consumption can be reduced by up to 16 percent using this system. By the end of 2015, more than 102,200 customers, including more than 3,800 new users, had used this software. FCA has launched a variety of initiatives to respond to customer needs, particularly in the urban environment.

Enjoy is a car-sharing service that offers a fleet of high efficiency vehicles to urban drivers. It was launched in Milan (Italy) by ENI at the end of 2013, in partnership with FCA which provided more than 1,900 vehicles. Since the service was launched, approximately 420,000 individuals in Milan, Rome, Florence and Turin have signed up to use it and five million rentals have been logged. The operations, from registration to use, are managed online using special smartphone applications.

In addition, FCA’s Autonomy program provides Mass-Market brand tailored vehicle solutions for customers with reduced motor abilities in EMEA region. In Italy, revenues from the sale of Autonomy vehicles totaled about €1445 million in 2015.

In collaboration with the Italian Departments of Education and the Environment, FCA launched the Fiat Likes U project in 2012. The project represents the first time in Europe that an automaker has worked with universities on an initiative to promote environmental awareness and the use of eco-friendly cars through a three-pronged approach: Mobility (free car-sharing service for students), Study (university scholarships and seminars conducted by FCA managers) and Work (paid internships within the Group). In addition to the 10 Italian universities involved, the second phase of the Fiat Likes U (April, 2014 - December, 2015) project extended to six additional countries, reaching more than 720,000 students. The initiative proved to be very successful, with more than 4,000 students using the car-sharing service, which includes a fleet of Fiat Pandas and 500Ls, and logging more than 715,000 kilometers.

FCA, as an Official Global Partner of Expo Milano 2015, provided a fleet5 of sustainable vehicles for the delegations of the 40 countries hosted. Thirty five natural-gas powered 500Ls equipped with Uconnecttm system have been offered with the Share&Drive car-sharing service. The success of the initiative can be seen in the numbers: 6,700 rentals with approximately 26,000 hours of use, representing more than 270,000 km traveled.

A CUSTOMER-FOCUSED APPROACH

FCA’s efforts to create lasting relationships with customers are focused on every step of the ownership experience from purchase consideration and vehicle sale to after-sales support and services.

Customer feedback and opinions are monitored on an ongoing basis regarding not only satisfaction with their vehicle and dealer experience but also to integrate consumer insight into areas such as Vehicle Planning, Design and Engineering. At FCA, market research experts deliver insights across all areas and regions to optimize new concepts and product design; identify consistent actions to improve vehicle brand perception and experiences; and track automotive after-sales and services.
Interaction with Customers

To ensure strong and global management of customer activities worldwide, dedicated Customer Care functions have been established in all four operating regions: EMEA, NAFTA, LATAM and APAC.

Customer Contact Centers (CCC), together with dealers, are the main channels of communication between customers and the Company. There are 26 Contact Centers worldwide, with roughly 1,400 agents handling nearly 16 million customer contacts per year. The CCCs offer a variety of services including information, complaint management and, in some locations, roadside assistance. They provide multilingual support with a strong focus on employing native speakers of each of 30 different languages. Given the importance of transparency and professionalism in the customer relationship, the Group organizes dedicated training programs to update technical knowledge and reinforce relationship skills of its personnel.

MANAGING VEHICLE SAFETY AND QUALITY

From a global perspective, the safety organizations in the four FCA regions continuously share information and best practices in order to harmonize design guidelines and processes where possible, given the regulatory environment. Safety design concepts are implemented from the early phases of every new model through the release of detailed design specifications to all the providers of subsystems for the vehicle. Our approach recognizes that safer highways, improved traffic management and driver education all have a role to play in enhancing safety on the road. That is why we strive to connect our safety efforts to a collective goal we share with our employees, customers, dealers, suppliers, law enforcement, regulators, researchers, educators and others who have a stake in driver, passenger and pedestrian safety. All share a collective responsibility to make our roads safer.

_________________________
5 A total of 81 vehicles: 71 natural gas/biomethane Fiat 500Ls and 10 Fiat 500e electric powered.

Independent agencies rate the comparative safety of vehicles across the industry in different regions. While the specific criteria vary, these ratings are generally based on some form of evaluating the level of safety provided for occupants during a crash as well as a vehicle’s ability to avoid a crash through the use of technology. A number of FCA vehicles have earned top ratings based on performance during assessments. These ratings help validate our continuing efforts to deliver the latest advancements in both passive and active safety technologies.

In the U.S., the 2016 Dodge Challenger earned 5-Star overall safety ratings in the U.S. NCAP conducted by the National Highway Traffic Safety Administration (NHTSA). The Insurance Institute for Highway Safety (IIHS), which recently upgraded its protocols, named the 2016 Fiat 500X and 2016 Chrysler 200 a Top Safety Pick+ rating. Front Crash Prevention systems are a prerequisite to achieve IIHS Top Safety Pick+ status. In Latin America, the locally manufactured Jeep Renegade gained a 5-star Latin NCAP rating for adult and child protection in 2015.

Producing high quality vehicles is central to FCA’s goal of earning and maintaining the trust and loyalty of customers.
At the earliest stages of vehicle creation, before designers’ sketches have evolved into clay models, research is conducted to collect, analyze and integrate the voice of the customer into a new vehicle concept. A “customer first” approach to quality keeps the customers’ needs at the forefront of decision-making and planning through all stages of vehicle development.
Thousands of people “touch” some aspect of every vehicle, from raw material production to final delivery, and approximately 2,500 standard vehicle characteristics are measured during the manufacturing process. High priority is given to sharing our quality vision and targets with everyone in the extended organization, which includes not only employees, but also our suppliers, dealers and other business partners.

EMPLOYEES

Engaged and accountable employees are crucial to the Group’s success. Our ability to create value while being sustainable and competitive in a global and changing marketplace is dependent upon the Group’s most important resource: our people. FCA strives to create a diverse work environment that enables employees to collaborate in ways that transform differences into strengths, break down geographic and cultural barriers, and develop each person’s potential.

At December 31, 2015, the Group had a total of 234,621 employees, a 2.6 percent increase over year-end 2014.

In 2015, a total of 33,984 individuals were hired, 50.5 percent of whom were in North America, which continued to be the area particularly benefiting from increased production volumes. Approximately 4,200 fixed-term contracts were converted to permanent, demonstrating the Group’s continued commitment to the long-term stability of the workforce.

Employee turnover FCA worldwide
Employees at December 31, 2014	228,690
New Hires	33,984
Departures	(28,493)
Change in scope of operations	440
Employees at December 31, 2015	234,621

Management and Development

Recognizing performance, facilitating professional development and ensuring equal opportunity to compete for key positions within the organization are essential elements of the Group’s commitment to its staff.

FCA uses a structured process to identify and develop talent, as well as to promote employee motivation.
The Performance and Leadership Management (PLM) process implemented worldwide is used to evaluate managers, professionals and salaried employee performance. This program facilitates setting specific objectives for individual results and professional development.

Performance and leadership mapping involved approximately 62,400 Group employees worldwide, including all managers, professionals, and a majority of salaried employees.

Talent management and succession planning are also integral to the Human Resources management model. In 2015, Talent Reviews were conducted for 14 different professional families/businesses. These Talent Reviews identified talented individuals with leadership potential who merit additional investment in their professional development.
Learning and development opportunities are provided through a number of activities, such as job rotations, coaching, mentoring and training.

Training activities are monitored and measured on an ongoing basis, with training program effectiveness and efficiency evaluated using a set of key performance indicators.

FCA uses a model adopted in 2012 to evaluate benefits and potential savings from training initiatives. Based on the industry-leading World Class Manufacturing (WCM) Cost Deployment framework, this model is called Cost Deployment of Training. Potential savings generated as a result of training related to field activities were calculated. The application of this methodology to on-the-job-training has allowed for the generation of process efficiencies resulting from investments in employee training as well as from converting them into their corresponding economic value. The savings generated through this perimeter of training initiatives was estimated at €3.7 million on an overall cost of about €1.3 million.

HEALTH AND SAFETY IN THE WORKPLACE

FCA strives to provide a safe and healthy working environment at every site worldwide and in every area of activity.

The Group’s health and safety approach focuses on the following key areas:

•	application of uniform procedures for identification and evaluation of risks

•	adherence to the highest safety and ergonomics standards for plant and machinery design

•	promotion of safe behavior through training initiatives and awareness campaigns

•	provision of a healthy work environment and promotion of a healthy lifestyle.

The goal of achieving "zero accidents" is formalized in the Health and Safety Guidelines - which form the basis for policies in each area of activity - and through global adoption of an Occupational Health and Safety Management System (OHSMS) certified to the OHSAS 18001 standard. Effective safety management is also supported by the application of World Class Manufacturing tools and methodologies, active involvement of employees, development of specific know-how and targeted investment.

Investment in health and safety, combined with other measures, has resulted, for example, in a progressive reduction in the level of risk attributed to FCA plants in Italy by INAIL, the Italian accident and disability insurance agency. As a result, the Group was eligible for “good performer” premium discounts, which enabled savings of approximately €88 million in 2011-2015. In addition to safety in the workplace, the Group has numerous initiatives to promote the health and well-being of employees and their families.

INDUSTRIAL RELATIONS

Collective bargaining

In 2015, collective bargaining made it possible to reach trade union agreements for the definition of salary and regulatory conditions following procedures which vary among the various countries in accordance with local law and practices.
Worldwide, 85 percent of FCA employees are covered by collective bargaining agreements. In 2015, 252 trade union agreements were stipulated at the company or plant level.

In Italy, all FCA employees are covered by collective bargaining.

In Italy, on July 7, 2015, the company-specific collective labor agreement (CCSL) was renewed with the Trade Unions FIM-CISL, UILM-UIL, FISMIC, UGL Metalmeccanici e Associazione Quadri e Capi Fiat.

The main provision of the four-year agreement (2015-2018) is an innovative performance-based compensation scheme which was first introduced at Automobiles sector (Ferrari excluded) and has been subsequently extended to all FCA companies in Italy.

Outside Italy, approximately 79 percent of Group employees are covered by collective bargaining. This is an average figure which covers various situations in accordance with current regulations and practices in the various countries.

Considering the economic context of the majority of the countries within the European Union, which again recorded trends which are mostly deflationary and indicative of incomplete capacity utilization, the 2015 trade-union salary agreements aimed, where the conditions were in place, not to increase the cost of labor at a structural level, but to grant conditions based on specific company performance metrics.

    In Poland, collective salary negotiations at the company level led to salary increases substantially aligned with inflation within the Group companies with increasing volumes of business. In July 2015, FCA Poland and the majority of the trade unions reached an agreement on the introduction of a new performance-based compensation scheme for the period 2016-2018 which is similar to the model defined in Italy.

In France, in general, annual salary bargaining granted structural collective increases aligned with inflation while, within the Magneti Marelli units in Châtellerault, the reference parameters for 2015 salary negotiations had already been defined by a trade union agreement in 2012. The trade union agreement signed within Comau France, on the other hand, calls for the introduction of a new 2015-2018 performance-based compensation scheme with a system structure that is similar to the one introduced in Italy following the scheme defined by the CCSL.

In Serbia, FCA Services d.o.o. and Magneti Marelli d.o.o. in Kragujevac have come to an agreement with the trade union for the definition of the collective labor agreement, which covers both salary and regulatory aspects.

In Brazil, a union agreement was reach for the FCA Betim plant and 17 suppliers. The agreement mainly provides for an adjustment of wages. Collective bargaining at the Goiana plant resulted in an agreement aimed at strengthening the competitiveness of the plant.

Bargaining at Teksid Hierro de Mexico led to a 5 percent salary increase to adapt the remuneration levels to the country’s inflation rate. The agreement reached with the trade union also provides for action for increasing employee awareness about health and safety, skills-development training, and increasing the levels of certain benefits granted to employees. The trade union agreement reached in 2015 for the Comau site in San Martin Obispo, which is valid for one year, granted a 4.5 percent salary increase.

In the United States, the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (UAW) reached a new agreement with a termination date of September 15, 2019.

Key achievements of the UAW-FCA Agreement are: the maintenance of FCA’s ability to remain competitive within the U.S. automobile manufacturing industry through the agreement period; different pay structures/payouts for traditional and in-progression employees (i.e., general wage increases, up-front lump sum bonus and performance bonus); improved workforce stability through resolution of the unsustainable two-tier wage structure by means of a combination of fixed and variable compensation; investment in the workforce to recognize and reward employees for their engagement and commitment to achieving Company business objectives, including World Class Manufacturing; work rules strengthened, enabling increased workforce flexibility and efficiency, including improvements related to the utilization of temporary employees to support the manufacturing process.

WORLD CLASS MANUFACTURING PROCESSES

FCA's efforts to reduce our environmental footprint and continuously improve environmental performance are an integral part of the Group’s overall industrial strategy.

The World Class Manufacturing (WCM) program was first adopted about 10 years ago and has been implemented at nearly all FCA plants worldwide. WCM represents the concrete application of our model of environmental sustainability and, in particular, our efforts to reduce the impacts of our production processes. WCM is a rigorous manufacturing methodology that involves the entire organization and encompasses all phases of production and distribution. In 2015, approximately 65,000 WCM-related projects were implemented, including several specifically targeted at reducing environmental impacts. Through the Environment Pillar, in particular, specific tools and methodologies are developed to reduce waste and optimize the use of natural resources. Approximately 4,300 projects based on this pillar led to reductions in natural resources consumption.

The Group has also implemented an Environmental Management System (EMS) worldwide, aligned with ISO 14001 standards. The EMS consists of a system of methodologies and processes designed to prevent or reduce the environmental impact of the Group’s manufacturing activities through, for example, reductions in emissions, water consumption and waste generation, and conservation of energy and raw materials. At year-end 2015, 100 percent of FCA plants included in the 2013 scope of reporting were ISO 14001 certified.

Energy Consumption and Emissions

The Group is continuously researching solutions that will enable further reductions in greenhouse gas emissions and the use of fossil fuels. Over time, this has generated significant savings in energy-related costs.

In 2015, approximately 3,300 energy-related projects developed under WCM contributed to a reduction of approximately 3,700 terajoules in energy used, with a corresponding reduction of around 315,000 tons in CO2 emissions.
As a result of the success of these energy-related initiatives, energy consumption decreased by 0.4 percent compared with 2014 to 48.4 million GJ despite stable production volumes, and was well below the 2010 level in both absolute terms and on a per vehicle produced basis.

Total CO2 emissions from manufacturing processes decreased by 4.6 percent compared with 2014 to 4.1 million tons, well below the 2010 level also on both a total and per vehicle produced basis.

FCA uses CO2 emissions per vehicle produced as the primary indicator of its energy performance and, for 2020, is targeting a 32 percent reduction, based on 2014-2018 Business Plan estimated volumes, compared with 2010.
In 2015, 21.9 percent of electricity used at FCA plants was from renewable sources.

Water Management

In many parts of the world, water scarcity is one of the greatest challenges faced by governments, businesses and individuals.

To protect this essential natural resource, the Group has adopted Water Management Guidelines that establish criteria for sustainable management of the entire water cycle, including technologies and procedures to maximize recycling and reuse of water and minimize the level of pollutants in discharged water.

Waste Management

To reduce the consumption of raw materials and related environmental impacts, FCA has implemented procedures to pursue optimal recovery and reuse of materials and minimal waste. We strive to recycle what cannot be reused. If neither reuse nor recovery is possible, waste is disposed of using the method available that has the least environmental impact, with landfills only used as a last resort. These principles are incorporated in the Waste Management Guidelines formalized in 2012 and adopted at Group sites worldwide.

Proper management and reduction of waste generated led to savings of around €4 million and revenues of around €17 million worldwide in 2015.

Additional information relating to the Group's sustainability commitments and results are provided in the interactive Sustainability Report available on fcagroup.com.

SUSTAINABLE SUPPLY CHAIN

FCA regards strong relationships, built on cooperation and mutual understanding, as vital to ensure the widespread incorporation of sustainability criteria in the selection, management, training and engagement of suppliers. These relationships make it possible to work together to develop responsible and sustainable practices that help limit exposure to unexpected events and supply disruption.

We are committed to equal and fair opportunities for all parties involved in the supplier selection process. Suppliers are selected based on the quality and competitiveness of their products and services, and on their respect of social, ethical and environmental principles. This commitment is a prerequisite to becoming an FCA supplier and developing a lasting business relationship with us. Suppliers must carry out business activities according to the ethical standards and procedures in place in the country/countries in which they operate, and as set forth by the FCA Code of Conduct and Sustainability Guidelines. If a supplier fails to follow these principles, the Group can require the supplier to implement a corrective action plan.

Environmental and Social Impacts of Suppliers

FCA aims to prevent or mitigate adverse environmental or social impacts that may be directly linked to our own business activities or to products and services from our suppliers. As partners, suppliers play a key role in the continuity of our activities and can have a significant impact on external perceptions of our social and environmental responsibility. As such, the Group is aiming by 2020 to conduct sustainability audits or assessments of all Tier 1 suppliers with potential exposure to significant environmental or social risks.

The FCA Supplier Sustainability Self-Assessment (SSSA) covers environmental, labor practice, human rights, compliance, ethics, diversity, and health and safety aspects. The results of the SSSA and other criteria are used to create a risk map for the purpose of identifying suppliers that may be at risk and, therefore, require further investigation through focused audits.

FCA continues to support suppliers in addressing climate change issues, including reducing greenhouse gas emissions. Again in 2015, the Group invited suppliers to participate in the CDP supply chain program.

Another important area of long-term focus for the Group, in collaboration with industry peers and stakeholders, is the respect of human rights and working conditions at all levels in the supply chain. In-depth training on responsible working conditions continues to be offered to suppliers in partnership with the Automotive Industry Action Group (AIAG). Developed in collaboration with other automakers, this training is designed to help protect the rights and dignity of workers.

RESPONSIBILITY TO LOCAL COMMUNITIES

FCA embraces our responsibility to contribute constructively to the greater community. This conviction that the Group can and should be an agent of positive change is deeply embedded in our culture and is an intrinsic part of corporate decision-making. The commitment to society is also reflected in the way FCA encourages the workforce to donate its time and skills to help build strong, self-reliant communities.

The Company's corporate citizenship efforts primarily target areas where we have operations, as this is where we can be most effective. Our presence in these communities enables us to best assess particular needs and challenges related to social, economic and cultural aspects. Our ongoing engagement and strong relationships with community, academic and political leaders enables us to develop programs for the benefit of all.

Social initiatives primarily take the form of investment in targeted projects, planned in collaboration with local stakeholders, which contribute to the long-term development of the local community. In addition to monetary contributions, the Group’s investment often includes employees volunteering their time and knowledge on projects that address community development, education, the environment and basic social needs.

During 2015, Group employees around the world volunteered many thousands of hours during work time.
FCA has set long-term targets to advance education and training among youth, with a particular focus on programs designed to expand science, technology, engineering and math skills and opportunities, including initiatives that address innovation, mobility and environmental issues.

REMUNERATION OF DIRECTORS

REMUNERATION REPORT FOR EXECUTIVE DIRECTORS

The quality of our leadership and their commitment to the Company are fundamental to our success. FCA’s remuneration principles support our business strategy and growth objectives in a diverse and evolving global market. Our Remuneration Policy is designed to reward competitively the achievement of long-term sustainable performance and to attract, motivate and retain highly qualified executives who are committed to performing their roles in the long-term interest of our shareholders. Given the changing international standards regarding responsible and sound remuneration, a variety of factors are taken into consideration, such as the complexity of functions, the scope of responsibilities, the alignment of risks and rewards, national and international legislation and the long-term objectives of the Company and its shareholders. Our Remuneration Policy is reviewed annually by our Compensation Committee of the Board of Directors (the “Compensation Committee”).

REMUNERATION POLICY AVAILABLE ON OUR WEBSITE

The Non-Executive Directors of the Board determine the compensation for Executive Directors with reference to the Company’s Remuneration Policy for Executive Directors (the “Policy”) based on recommendations of the Compensation Committee. The Executive Directors’ Compensation is based on the remuneration policies adopted in the past by the Company (and its predecessors) as aligned with Dutch law and the Dutch Corporate Governance Code. At the 2015 Annual General Meeting of Shareholders (“AGM”), our shareholders approved the Company’s Remuneration Policy, which we presented for the first time as a merged, Netherlands incorporated entity, Fiat Chrysler Automobiles N.V. (“FCA”). Our Remuneration Policy is available in full on the Company’s website, www.fcagroup.com, found in the 2014 Annual Report.

The Compensation Committee reviews the Remuneration Policy versus its implementation, and its outcome versus actual performance. The Committee concluded that there were no reasons to recommend adjustments to the Policy at the 2016 AGM. However, to reflect the compensation decisions made for 2015 by the Compensation Committee, we are providing supporting information in the Remuneration Report table along with contextual discussion where necessary.

FINANCIAL YEAR 2015 - SELECT BUSINESS HIGHLIGHTS
A key tenet of the Policy is pay for performance. With regard to 2015 performance, the Company’s 2015 financial results exceeded the Company's guidance. To provide perspective of the Company’s performance during 2015, the following table highlights some of the key achievements and initiatives throughout the year:

Financial Highlights	Strategic Developments and Initiatives
Worldwide shipments of 4.6 million units; Jeep up 21 percent year-over-year	The Ferrari spin-off which improved the Company’s Net industrial debt
Net revenues increased by 18 percent year-over-year to €110.6 billion	Plan to remove US ring-fencing in 2016; major step with prepayment in 2015 of the secured senior notes of FCA US due in 2019 and 2021
Adjusted EBIT of €4.8 billion, reflecting a 43 percent increase over 2014, with all segments profitable in the fourth quarter of 2015	Realignment of production portfolio to better meet market demand
€2,026 million of Adjusted net profit (i.e, Net profit excluding unusuals)
Key products launched in the year:
•
Jeep Renegade introduced in US, China and Brazil
•
Jeep Cherokee local production started in China
•
New Fiat Tipo compact sedan launched in EMEA
•
Production of New Fiat Toro mid-size pickup truck began at the new Pernambuco plant

Excluding Ferrari, Net industrial debt was €5.0 billion and total available liquidity was €24.6 billion at December 31, 2015	Continued enhancement of risk management, utilizing the Company’s Enterprise Risk Management model

As referenced in the above highlights, the Company’s 2015 performance was strong with regard to both actual financial results and strategic initiatives.

Worldwide shipments of 4.6 million units in 2015 reflected the continued global expansion of the Jeep brand, which achieved an all-time record of 1.3 million worldwide shipments.

In 2015, Net revenues increased 18 percent from 2014 to €110.6 billion. Adjusted EBIT increased 43 percent from 2014 to €4.8 billion, with NAFTA more than doubling and EMEA returning to profitability one year ahead of plan. Our Adjusted net profit of €2.0 billion in 2015 was nearly double compared to 2014.

In 2015, Net industrial debt decreased by €2,605 million to €5,049 million at December 31, 2015.

In May 2014, we presented an ambitious 5-year business plan and we have successfully achieved the plan targets in both 2014 and 2015.  While there were some changes in trading conditions compared to our plan expectations, notably the negative market in Brazil, we acted quickly and decisively to address these changes and as a result, we have revised upwards our original financial targets in 2018, despite the spin-off of Ferrari.

REMUNERATION PRINCIPLES

The guiding principle of our Remuneration Policy is to provide a compensation structure that allows FCA to attract and retain the most highly qualified executive talent and to motivate such executives to achieve business and financial goals that create value for shareholders in a manner consistent with our core business and leadership values. FCA’s compensation philosophy, as set forth in the Remuneration Policy, aims to provide compensation to its Executive Directors as outlined below.

Peer Group Development

In 2014, our Compensation Committee reviewed our potential peer companies, which are companies operating in similar industries with whom we are most likely to exchange talent at the executive level. The Compensation Committee strives to develop a peer group that best reflects all aspects of FCA’s business and considers public listing, industry practices, geographic reach, and revenue proximity. Market cap was considered a secondary characteristic. Peer companies were selected and used to calibrate our executive compensation program. This peer group did not change for 2015.

U.S. Peer Group

This set of peer companies consisted of twenty-five large, U.S.-based public companies operating in a variety of industries excluding financial services. The peer companies had median revenues of €42.7 billion as compared to FCA’s revenue for 2015 of €110.6 billion.

European Peer Group

This set of peer companies was comprised of twenty-one large, public companies operating in the broad, industrial sector with median revenues of €47.5 billion.

2015 Compensation Peer Group

U.S. Peer Group		European Peer Group
General Motors	Pfizer	Volkswagen	Bayer
Ford	Lockheed Martin	Daimler	ThyssenKrupp
General Electric	Johnson Controls	BMW Group	Rio Tinto
Hewlett-Packard	Honeywell	Siemens	Roche
IBM	Deere	Nestle	Continental
Boeing	General Dynamics	BASF	LyondellBassell
Procter & Gamble	3M	ArcelorMittal	Sanofi
Johnson & Johnson	Northrop Grumman	Airbus	Volvo
PepsiCo	Raytheon	Peugeot
United Technologies	Xerox	Unilever
Dow Chemical	Goodyear	Novartis
Caterpillar	Whirlpool	Saint-Gobain
ConocoPhillips		Renault

Summary Overview of Remuneration Elements

The Executive Directors’ remuneration is simple and transparent in design, and consists of the following key elements:

Remuneration Element	Description	Strategic Role
Base Salary	Fixed cash compensation	Attracts and rewards high performing executives via market competitive pay
Short-term variable pay*
•
Performance objectives are annually predetermined and are based on achievements of specific measures
•
Comprised of three equally-weighted metrics, Adjusted EBIT, Adjusted net profit, and Net industrial debt
•
Target payout is 100 percent and maximum payout is 250 percent of base salary

•
Drives company-wide and individual performance
•
Rewards annual performance
•
Motivates executives to achieve performance objectives that are key to our annual operating and strategic plans
•
Aligns executives’ and shareholder interests

Long-term variable pay*
•
All equity awards are based on achievements of 2014-2018 business plan financial targets
•
Performance criteria are comprised of equally weighted metrics, relative Total Shareholder Return (TSR) and Adjusted net profit
•
Awards have three vesting opportunities, one third each, after 2016, 2017 and 2018 based on cumulative results

•
Encourages executives to achieve multi-year strategic and financial objectives
•
Motivates executives to deliver sustained long-term growth
•
Aligns executives’ and shareholder interests through long-term value creation
•
Enhances retention of key talent

Post-Mandate and Pension
•
The CEO participates in a company-wide pension scheme and a supplemental retirement benefit
•
Both the CEO and Chairman have post-mandate benefits in an amount equal to five times their last annual base compensation
Provides security and productivity
Other benefits	Executive Directors may receive typical benefits such as a company car, medical insurance, accident and disability insurance, tax preparation, financial counseling, tax equalization	Facilitates strong performance, consistent with offerings of peer group companies

*The Chairman receives fixed compensation only and is not eligible for any variable compensation.

2015 REMUNERATION OF EXECUTIVE DIRECTORS

Our executive compensation program is designed to align the interests of our Executive Directors with those of our shareholders to ensure prudent, short-term actions that will benefit the Company’s long-term value. It is designed to reward our executives based on the achievement of sustained financial and operating performance as well as demonstrated leadership. We aim to attract, engage, and retain high-performing executives who help us achieve immediate and future success and maintain our position as an industry leader. We support a shared, one-company mindset of performance and accountability to deliver on business objectives.

In 2015, our CEO’s compensation consisted of both fixed and variable pay elements. In keeping with our philosophy of long-term shareholder value creation, the CEO’s total pay mix for 2015 included a significant percentage of at-risk performance based compensation. For 2015, 86 percent of the CEO’s compensation was at-risk performance based incentive compensation. The Chairman is not eligible for variable compensation.

Fixed Component

Base salary is the only fixed component of our Executive Directors’ total cash compensation and is intended to provide market-competitive pay to attract and retain well qualified senior executives and expert leaders. Base salary is based on the individual’s skills, scope of job responsibilities, experience, individual performance and competitive market data. The base salaries of our Executive Directors are evaluated together with other components of compensation to ensure that they are in line with our overall compensation philosophy and are aligned with performance.

With FCA’s formation in October 2014, a new annual base salary of U.S.$4.0 million for our CEO and a new annual base salary of U.S.$2.0 million for our Chairman were approved. This decision was reached using the compensation program benchmarking and peer group review process described above. The Company believes that paying our Executive Directors at or above these benchmarks is appropriate to retain them throughout the business cycle.

2015 Base Salary

The Company does not guarantee annual base salary increases and the base salary did not change in 2015 for either of the Executive Directors.

Variable Components

The CEO is eligible to receive short-term variable compensation, subject to the achievement of pre-established, challenging economic and financial performance targets. The variable components of the CEO’s remuneration, both short and long-term, are linked to predetermined, measurable objectives which serve to motivate strong performance and shareholder returns and are approved by the Company’s Non-Executive Directors. The Non-Executive Directors believe that placing significantly more weight on the long-term component is appropriate for the CEO position because it focuses efforts on the Company’s long-term objectives in addition to being retentive.

Analysis of different scenarios are carried out on an annual basis to examine the relationship between the performance criteria chosen and the possible outcomes of the variable remuneration of the Executive Directors. The analysis conducted for 2015 demonstrated that the Company continued to maintain a strong link between financial and operational performance and remuneration, that the performance criteria selected for both the short-term and long term incentive components of total remuneration are appropriate, and that the performance criteria also support the Company’s near and long term strategic objectives.

OUR COMPENSATION PHILOSOPHY IS DESIGNED TO REWARD
PERFORMANCE AND LEADERSHIP

The bonus elements and calculations for the CEO follow the same philosophy as the company-wide Performance and Leadership Bonus Plan for all eligible FCA employees.

Short-Term Incentives

The primary objective of short-term variable incentives is to focus on the business priorities for the current year. The CEO’s variable incentive is based on achieving short-term (annual) financial and other designated objectives proposed by the Compensation Committee and approved by the Non-Executive Directors each year.

Our Methodology for Determining Annual Bonus Awards

With regard to the determination of the CEO’s annual performance bonus, the Compensation Committee:

·	approves the objectives and maximum allowable bonus;

·	selects the choice and weighting of objectives;

·	sets the stretch objectives;

·	reviews any unusual items that occurred in the performance year to determine the appropriate overall measurement of achievement of the objectives; and

·	approves the final bonus determination.

For 2015, the Compensation Committee decided to replace the first metric, Trading Profit, with Adjusted EBIT to align the corporate metrics used in the performance bonus, with the Company's published guidance. The other two metrics, Adjusted net profit and Net industrial debt, remain unchanged as objectives for the CEO’s bonus plan. The three metrics were equally weighted at one-third each and the goals were set with challenging hurdles. Each objective pays out independently. There is no minimum bonus payout; if none of the threshold objectives are satisfied, there is no payment.

The bonus earned for the CEO for 2015 was U.S.$ 6,856,000, as determined by the achievement and corresponding company performance factors illustrated in the table below:

2015 Annual Bonus Program

2015 Performance Metric	Weight	Threshold (€ millions)	Target (€ millions)	Maximum (€ millions)	Company Performance - Actual (€ millions)	Weighted Company Performance Factor
Adjusted EBIT*	1/3	3,870	4,300	6,450	5,267	55.8%
Adjusted net profit**	1/3	990	1,100	1,650	1,255	47.4%
Net industrial debt***	1/3	(8,525)	(7,750)	(3,875)	(5,049)	68.2%
Overall Company Performance Factor:						171.4%
*Adjusted EBIT is calculated as EBIT excluding gains/losses on the disposal of investments, restructuring, impairments, asset write offs and other unusual income/(expenses) which are considered rare or discrete events that are infrequent in nature. Actual performance includes Ferrari, comparable to the target.
**Adjusted net profit is calculated as Net profit/(loss) excluding post-tax impacts of the same items excluded from Adjusted EBIT: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature. However, the bonus achievement excludes only certain non-operational unusuals, as deemed appropriate by the Compensation Committee. Actual performance includes Ferrari, comparable to the target.
***Net industrial debt is defined as ending absolute balance.

The annual bonus target incentive for the CEO is 100 percent of the U.S.$4 million annual base salary, which is below market, based on the average of our U. S. and European peers. This positioning further reinforces the value we place on a longer term perspective. The three performance metrics’ objectives are consistent with the Company's five-year business plan and with the the Company's guidance that is published. Threshold performance for any incentive earned is 90 percent of target; whereas, the upper limit performance to earn a maximum payout of 250 percent of base salary is 150 percent or greater of target. The Compensation Committee reviews results and achievement and presents the results to the Non-Executive Directors, typically in January of each year in connection with the completion of the Company’s year-end earnings release. For 2015, the threshold, target and maximum percentage opportunities for our CEO did not change.

Additionally, the Compensation Committee retains authority to grant periodic cash bonuses for specific transactions that are deemed exceptional in terms of strategic importance and effect on the Company’s results. This authority has not been exercised with respect to the Company’s performance in 2015.

Discussion of 2015 Results

Significant growth and improvement were achieved in 2015 in each of the three key performance criteria linked to the CEO’s annual incentive:

•
The Company achieved Adjusted EBIT of €5,267 million, including Ferrari, which was an increase of 40 percent over 2014 (excluding Ferrari, Adjusted EBIT was €4,794 million, which reflected a 43 percent increase from 2014).

•
Adjusted net profit increased over 90 percent from 2014 (€2,026 million in 2015 as compared to €1,060 million in 2014). With regard to the CEO’s annual bonus determination, although the authorized objective was to apply adjusted net profit, subsequently Management recommended that it was appropriate to include some of the unusual expenses in operating income, notwithstanding their unusual nature. The Compensation Committee considered Management’s recommendation, and within the confines of the authority granted to them in the Remuneration Policy permitting them to “review any unusual items that occurred in the performance year to determine the appropriate overall measurement of achievement”, agreed and took action consistent with Management’s recommendation. If the full extent of the 2015 unusual items had been excluded, the bonus would have been higher.

•
For the third metric, Net industrial debt, the Company significantly reduced its Net industrial debt from €7.7 billion at December 31, 2014 to €5.0 million at December 31 , 2015. The successful implementation of the strategic initiative to spin-off Ferrari helped contribute to the reduction and was deemed appropriate to consider in determining the 2015 performance that links to the CEO’s short-term incentive in 2015.

Long-Term Incentives

Long-term incentive compensation is a critical component of our executive compensation program. This compensation component is designed to motivate and reward long-term stockholder value creation and the attainment of Company performance goals, to retain top talent and create an ownership alignment with shareholders. Long-term incentives are an important retention tool that management and the Compensation Committee use to align the financial interests of executives and other key contributors with sustained shareholder value creation. We believe the compensation for Executive Directors should be aligned with the interests of our shareholders.

FCA’s long-term variable incentives consists of a share-based incentive plan that links a portion of the variable component to the achievement of pre-established performance targets consistent with the Company’s strategic horizon. These awards increase the link between behavior, realized compensation and shareholder interests, by delivering greater value to the CEO as shareholder value increases. Long term incentive awards are intended to motivate our executives to achieve significant returns for our shareholders over the long-term.

Equity Incentive Plan

On October 29, 2014, in connection with the formation of FCA and the presentation of the 2014-2018 business plan, the Board of Directors approved a new Long Term Incentive (“LTI”) program, covering the five year performance period, under the Fiat Chrysler Automobiles N.V. Equity Incentive Plan (“EIP”), consistent with the Company’s strategic horizon and under which equity awards can be granted to eligible individuals. The award vesting under the program is conditional on meeting two independent metrics, Adjusted net profit and Relative TSR weighted equally at target. The awards have three vesting opportunities, one-third after 2014-2016 results, one-third after 2014-2017 results, and the final third after the full 2014-2018 results. The Adjusted net profit component payout begins at 80 percent of target achievement and has a maximum payout at 100 percent of target.

The Relative TSR component has partial vesting if ranked seventh or better among an industry specific peer group of eleven, including the Company, and a maximum pay-out of 150 percent, if ranked first among the eleven peers. Listed below is the Relative TSR peer group.

2014-2018 Performance Cycle Relative TSR Metric Peers

Volkswagen AG	Toyota Motor	Daimler AG	General Motors
Ford Motor	Honda Motor	BMW AG	Hyundai Motor
PSA Peugeot Citroen	Renault SA

The Company’s target setting process for the incentive plans is built on the foundation of our rigorous business planning process which is determined by the overall business environment, industry and competitive market factors, and Company-wide business goals. Moreover, the targets are in line with the external forward looking guidance that we provide to analysts and investors.

Performance Cycle: 2014 - 2018 (Five Year Performance Period)

Performance Metric	Weight	Vesting	Threshold Achievement	Target Achievement
Adjusted net profit	50%	1/3, 1/3, 1/3 after 3,4,5 years’ cumulative results	80% of target	100% of target
Relative TSR	50%	1/3, 1/3, 1/3 after 3,4,5 years’ cumulative results	Rank seventh or better among 11 peers	Rank fourth among 11 peers

Discussion of 2015 Equity Awards

In 2015, the CEO was awarded 4,320,000 Performance Share Units subject to the vesting conditions under the above described LTI program. This grant was approved by Shareholders on April 16, 2015.

In addition, upon proposal of the Compensation Committee, the Non-Executive Directors exercised their authority to grant periodic bonuses for specific transactions that are deemed exceptional in terms of strategic importance and effect on the Company’s results. They granted a bonus to the CEO, who was instrumental in major strategic and financial accomplishments for the Group. Most notably, through the CEO’s vision and guidance, Fiat Chrysler Automobiles NV was formed, creating exceptional value for the Company, its shareholders, employees and stakeholders. The bonus consists of a one-time extraordinary grant of 1,620,000 restricted shares which vested immediately upon approval by Shareholders on April 16, 2015.

Pre-merger plans

On April 4, 2012, Fiat S.p.A. General Shareholders Meeting adopted a Long Term Incentive Plan (the “Retention LTI”), in the form of stock grants. As a result of the Shareholders’ resolution the Group attributed the CEO with 7 million rights, representative of an equal number of Fiat S.p.A. ordinary shares. The rights vested ratably over three years subject to the requirement that the CEO remained in office. On February 22, 2015, the final third vested.

On May 7, 2015, the FCA US LLC Board approved a valuation and unit freeze for the Directors’ RSUs, as of December 31, 2015 under the Amended and Restated FCA US LLC Directors Restricted Stock Unit Plan. The final unit valuation was U.S.$12.13 per unit. The number of units by Director can be referenced in the equity awards table at the end of this report.

For consistent treatment, the unit freeze was also applied to the CEO’s Unit Appreciation Right (“UAR”) award that was granted on December 3, 2012 by the FCA US LLC Board of Directors. The UAR arrangement was intended to place the CEO in a similar economic position to the other FCA US LLC directors, taking into account differences in payment timing under the CEO’s grant that were required by U.S. tax restrictions and previously applicable structural requirements of the U.S. Troubled Asset Relief Program. In order to provide for consistent payment timing among the CEO’s prior grants and those to other FCA US LLC directors, the CEO was originally granted the UAR that will be redeemed only at the earlier of the end of his Board service or 10 years from the UAR grant date (i.e. December 3, 2022) in cash using the final valuation of U.S.$12.13 per unit less the UAR reference price per unit. The UARs have no further appreciation opportunity. To approximate the economic treatment of awards for other FCA US LLC directors at the time of grant, the UAR was coupled with an arrangement whereby in December 2012 the CEO placed in escrow the entire gross proceeds required by U.S. tax law to be paid at that time to the CEO in respect of his prior FCA US LLC director grants, which will be released from escrow at the same time the UAR is redeemed. The combined value of the UAR and escrow approximates the value of the corresponding FCA US LLC awards held by FCA US LLC directors of equivalent tenure to the CEO.

Post Mandate and Pension

Based on legacy arrangements, both Executive Directors have a post-mandate benefit in an amount equal to five times their last annual base compensation. The award is payable quarterly over a period of 20 years commencing three months after the conclusion of employment with the Company, with an option for a lump sum payment. Also under legacy plans, the CEO participates in pension plans for which the Company mandatorily pays defined contributions to social security institutions.  In 2015, the Company reported a cost of €0.8 million in connection with these post-mandate benefits and €3.1 million in social security contributions.

Other Benefits

We offer customary perquisites to our CEO and Chairman. The Executive Directors may also be entitled to usual and customary fringe benefits such as personal use of aircraft, company car and driver, personal/home security, medical insurance, accident and disability insurance, tax preparation, financial counseling and tax equalization. The Company’s Remuneration Policy also enables the Compensation Committee to grant other benefits to the Executive Directors in particular circumstances.

Tax Equalization

Action Taken	Rationale
Tax Equalization for Executive Directors	Maintain respective home country taxation on all employment income, in the event of incremental taxes

The Executive Directors, by nature of their role in our geographically diverse company, may be subject to tax on their employment income in multiple countries. Given the Executive Directors are subject to tax on their worldwide income in their respective home countries, the Company studied the prevalent practice for handling incremental tax costs incurred by globally mobile executives.  Based on that analysis, in 2015, the Board decided to tax equalize all of the employment earnings, including equity income, to the Executive Directors’ respective home country effective tax rate, if incremental taxes over their home country tax rate would arise.

STOCK OWNERSHIP

Our Board recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. While the Company does not maintain a formal stock ownership policy, the CEO’s stock holdings, when viewed as a multiple of his 2015 base salary, was significantly greater than common market practice for 2015.

* The multiple shown above is based on shares held and excludes unvested outstanding shares and represents holdings as of December 31, 2015 using the NYSE closing stock price of U.S.$13.99.

RECOUPMENT OF INCENTIVE COMPENSATION (CLAWBACK POLICY)

The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability. The Company’s EIP defines the terms and conditions for any subsequent long term incentive program. The Recoupment Policy in the EIP provisions for the Company to recover, or “clawback,” incentive compensation with the ability to retroactively make adjustments if any cash or equity incentive award is predicated upon achieving financial results and the financial results were subject to an accounting restatement.

INSIDER TRADING POLICY

The Company maintains a strict insider trading policy applicable to all Directors, employees, members of the households and immediate family members (including spouse and children) of persons listed and other unrelated persons, if they are supported by the persons listed. The policy provides that the aforementioned individuals may not buy, sell or engage in other transactions in the Company’s stock while in possession of material non-public information; buy or sell securities of other companies while in possession of material non-public information about those companies they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in hedging transactions through the use of certain derivatives, such as put and call options involving the Company’s securities. The policy also restricts trading to defined window periods which follow the Company’s quarterly earnings releases.

PROHIBITION ON SHORT SALES (ANTI-HEDGING)

To ensure alignment with shareholders' interest and to further strengthen our compensation risk management policies and practice, the Company’s insider trading policy prohibits all individuals for which the policy applies, from taking a short position on a financial instrument, making an additional sales activity and disclosing misleading negative information on the financial instrument in order to reduce its price.

REMUNERATION FOR NON-EXECUTIVE DIRECTORS

Remuneration of Non-Executive Directors is set forth in the Remuneration Policy, which is approved by the Company’s Shareholders and periodically reviewed by the Compensation Committee. The current remuneration for the Non-Executive Directors is shown in the table below.

Non-Executive Director Compensation	Total in U.S.$
Annual Cash Retainer	200,000
Additional retainer for Audit Committee member	10,000
Additional retainer for Audit Committee Chair	20,000
Additional retainer for Compensation/Governance Committee member	5,000
Additional retainer for Compensation/Governance Committee Chair	15,000
Additional retainer for Lead Independent Director	20,000
Additional retainer for Chairman of other Board committees	25,000
An automobile perquisite of one assigned company-furnished vehicle, rotated semi-annually, subject to taxes related to imputed income/employee price on purchase or lease of Company vehicles.

Non-Executive Directors elect whether their annual retainer fee will be made half in cash and common shares of FCA, or 100 percent in common shares of FCA, whereas, the committee membership and committee chair fee payments will be made all in cash (providing a board fee structure common to other large multinational companies to help attract a multinational board membership). Remuneration of Non-Executive Directors is fixed and not dependent on FCA's financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any incentive plans.

IMPLEMENTATION OF REMUNERATION POLICY IN 2016
If, and to the extent, any changes to 2016 remuneration are made, those changes will be in line with the approved policy.

Directors' Compensation
The following table summarizes the remuneration paid to the members of the Board of Directors for the year ended December 31, 2015.

	Office held	In office from/to	Annual fee (€)		Annual Incentive (1) (€)	Other Compensation (€)		Total (€)
Directors of FCA
ELKANN John Philipp	Chairman	01/01/2015 - 12/31/2015	1,802,760		—	128,309	(2)	1,931,069
MARCHIONNE Sergio	CEO	01/01/2015 - 12/31/2015	3,605,521		6,297,419	126,620		10,029,560
AGNELLI Andrea	Director	01/01/2015 - 12/31/2015	183,240	(3)	—	—		183,240
BRANDOLINI D'ADDA Tiberto	Director	01/01/2015 - 12/31/2015	183,240	(3)	—	—		183,240
EARLE Glenn	Director	01/01/2015 - 12/31/2015	201,563	(3)	—	—		201,563
MARS Valerie	Director	01/01/2015 - 12/31/2015	194,581	(3)	—	—		194,581
SIMMONS Ruth J.	Director	01/01/2015 - 12/31/2015	187,821	(3)	—	6,220	(2)	194,041
THOMPSON Ronald L.	Director	01/01/2015 - 12/31/2015	215,306	(3)	—	6,220	(2)	221,526
WHEATCROFT Patience	Director	01/01/2015 - 12/31/2015	196,982	(3)	—	5,898	(2)	202,880
WOLF Stephen M.	Director	01/01/2015 - 12/31/2015	196,982	(3)	—	6,220	(2)	203,202
ZEGNA Ermenegildo	Director	01/01/2015 - 12/31/2015	187,821	(3)	—	5,478	(2)	193,299
Total			7,155,817		6,297,419	284,965		13,738,201
_________________________
(1) The annual incentives are related to the performance in 2015 which are paid out in 2016.
(2) The stated amount refers to the use of transport.
(3) Non-Executive Directors receive a portion of their annual retainer fee in common shares of FCA. The amount of the annual fee here reported includes the fair value of the shares received.

Share Plans Granted to Directors
The following table gives an overview of the share plans held by the Chief Executive Officer and other Board Members.

	Grant Date	Vesting Date	FV on Grant Date(1)	Agnelli	Brandolini	Earle	Mars	Thompson	Wolf	Simmons	Wheatcroft	Zegna	Marchionne	Total
January 1, 2015
FCA Stock grants	4/4/12	2/22/15	€4.21										2,333,334	2,333,334
2009 FCA US RSUs	11/12/09	6/10/12	$9.00					648,023	648,023	—			—	1,296,047
2012 FCA US RSUs	7/30/12	6/10/13	$9.00					32,477	32,477	32,477			32,477	129,906
2013 FCA US RSUs	7/30/13	6/10/14	$9.00					26,157	26,157	26,157			26,157	104,629
								706,657	706,657	58,634			58,634 (2)	1,530,582
2015 Dilution Adjustments (3)
2009 FCA US RSUs	11/12/09	6/10/12	$7.77					102,582	102,582	—			—	205,164
2012 FCA US RSUs	7/30/12	6/10/13	$7.77					5,141	5,141	5,141			5,141	20,564
2013 FCA US RSUs	7/30/13	6/10/14	$7.77					4,141	4,141	4,141			4,141	16,564

Granted during 2015
2015 FCA PSU	4/16/15	Feb. 2017/2018/2019	$14.84					—	—	—			4,320,000	4,320,000
Special grant	4/16/15	4/16/15	$16.29					—	—	—			1,620,000	1,620,000
2015 FCA stock grants (4)	January / October 2015	January / October 2015	$14.76	11,228	7,009	9,488	7,009	7,009	13,775	13,636	7,009	7,009	—	83,172
Vested during 2015
FCA stock grants	4/4/12	2/22/15	€4.21							—			2,333,334	2,333,334
Special grant	4/16/15	4/16/15	$16.29							—			1,620,000	1,620,000
2015 FCA stock grants (4)	January / October 2015	January / October 2015	$14.76	11,228	7,009	9,488	7,009	7,009	13,775	13,636	7,009	7,009	—	83,172

December 31, 2015
2015 FCA PSU	04/16/15	02/18/17	$14.84					—	—	—			4,320,000	4,320,000
2009 FCA US RSUs (5)	11/12/09	6/10/12	$12.13					750,605	750,605	—			—	1,501,210
2012 FCA US RSUs (5)	7/30/12	6/10/13	$12.13					37,618	37,618	37,618			37,618	150,472
2013 FCA US RSUs (5)	7/30/13	6/10/14	$12.13					30,298	30,298	30,298			30,298	121,192
				—	—	—	—	818,521	818,521	67,916	—	—	67,916	1,772,874
__________________________
(1) Fair value of the FCA US RSUs beginning balance and ending balances reflects the revaluation price in effect on those dates.
(2) Mr. Marchionne does not receive any direct compensation for his service on behalf of FCA US. In connection with his service as a Director of FCA US, similarly to the equity based compensation granted to the other Board Members, he was assigned “Restricted Stock Units” under the Director RSU Plan. Such RSUs will be paid within 60 days following the date he ceases to serve as a Director.
(3) FCA US RSU awards were adjusted for dilution by a factor of 1.1583 in November 2015.
(4) Non-Executive Directors receive a portion of their annual retainer fee in common shares of FCA. The fair value of the shares received and shown in the table above, is included in the amount of the annual fee reported in the Directors' compensation table.
(5) FCA US RSUs will be paid within 60 days following the date FCA Board service ceases. FCA US RSU awards revalued at $12.13/unit as of December 31, 2015.

The total cost booked in 2015 by the Company in connection with the above share plans was approximately €50 million.
Executive Officers’ Compensation

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2015 was approximately €27 million, including €3.3 million of pensions and similar benefits paid or set aside by us. The aggregate amounts include 16 executives at December 31, 2015; during 2015, organizational changes occurred that were taken into consideration, pro-rata temporis, in the total compensation figures.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
for the Years Ended December 31, 2015, 2014 and 2013

		For the Years Ended December 31,
	Note	2015	2014	2013
		(€ million)
Net revenues	(1)	110,595	93,640	84,530
Cost of sales	(2)	97,620	81,592	73,038
Selling, general and administrative costs	(3)	7,728	6,947	6,615
Research and development costs	(4)	2,864	2,334	2,275
Result from investments:		143	131	84
Share of the profit of equity method investees	(13)	130	117	74
Other income from investments		13	14	10
Gains on disposal of investments		—	12	8
Restructuring costs		53	50	28
Other income/(expenses)	(5)	152	(26)	(28)
EBIT		2,625	2,834	2,638
Net financial expenses	(6)	2,366	2,051	1,989
Profit before taxes		259	783	649
Tax expense/(benefit)	(7)	166	424	(1,059)
Net profit from continuing operations		93	359	1,708
Profit from discontinued operations, net of tax		284	273	243
Net profit		377	632	1,951
Net profit attributable to:
Owners of the parent		334	568	904
Non-controlling interests		43	64	1,047

Profit from continuing operations attributable to:
Owners of the parent		83	327	690
Non-controlling interests		10	32	1,018

Earnings per share:	(9)
Basic earnings per ordinary share (in €)		0.221	0.465	0.744
Diluted earnings per ordinary share (in €)		0.221	0.460	0.736

Earnings per share for profit from continuing operations:
Basic earnings per ordinary share (in €)		0.055	0.268	0.568
Diluted earnings per ordinary share (in €)		0.055	0.265	0.562

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)
for the Years Ended December 31, 2015, 2014 and 2013

		For the Years Ended December 31,
	Note	2015	2014	2013
		(€ million)
Net profit (A)		377	632	1,951

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	(19)
Gains/(losses) on remeasurement of defined benefit plans		679	(327)	2,679
Share of (losses) on remeasurement of defined benefit plans for equity method investees		(2)	(4)	(7)
Related tax impact		(201)	28	237
Items relating to discontinued operations, net of tax		3	(5)	(1)
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		479	(308)	2,908

Items that may be reclassified to the Consolidated Income Statements in subsequent periods:	(19)
Gains/(losses) on cash flow hedging instruments		186	(144)	107
Gains/(losses) on available-for-sale financial assets		11	(24)	4
Exchange differences on translating foreign operations		928	1,255	(708)
Share of Other comprehensive (loss)/income for equity method investees		(17)	51	(88)
Related tax impact		(48)	26	(10)
Items relating to discontinued operations, net of tax		18	(74)	26
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		1,078	1,090	(669)

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		1,557	782	2,239

Total Comprehensive income/(loss) (A)+(B)		1,934	1,414	4,190

Total Comprehensive income/(loss) attributable to:
Owners of the parent		1,879	1,282	2,117
Non-controlling interests		55	132	2,073
		1,934	1,414	4,190
Total Comprehensive income/(loss) attributable to owners of the parent:
Continuing operations		1,611	1,114	1,878
Discontinued operations		268	168	239
		1,879	1,282	2,117
The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2015 and 2014

		At December 31,
	Note	2015	2014
		(€ million)
Assets
Intangible assets:		24,736	22,847
Goodwill and intangible assets with indefinite useful lives	(10)	14,790	14,012
Other intangible assets	(11)	9,946	8,835
Property, plant and equipment	(12)	27,454	26,408
Investments and other financial assets:	(13)	2,242	2,020
Investments accounted for using the equity method		1,658	1,471
Other investments and financial assets		584	549
Deferred tax assets	(7)	3,343	3,547
Other assets		176	114
Total Non-current assets		57,951	54,936
Inventories	(14)	11,351	10,449
Assets sold with a buy-back commitment		1,881	2,018
Trade receivables	(15)	2,668	2,564
Receivables from financing activities	(15)	2,006	3,843
Current tax receivables	(15)	405	328
Other current assets	(15)	3,078	2,761
Current financial assets:		1,383	761
Current investments		48	36
Current securities	(16)	482	210
Other financial assets	(17)	853	515
Cash and cash equivalents	(18)	20,662	22,840
Assets held for sale		5	10
Assets held for distribution		3,650	—
Total Current assets		47,089	45,574
Total Assets		105,040	100,510
Equity and liabilities
Equity:	(19)	16,255	13,738
Equity attributable to owners of the parent		16,092	13,425
Non-controlling interest		163	313
Provisions:		23,856	20,372
Employee benefits	(21)	10,064	9,592
Other provisions	(22)	13,792	10,780
Deferred tax liabilities	(7)	156	233
Debt	(23)	27,786	33,724
Other financial liabilities	(17)	736	748
Other current liabilities	(24)	10,930	11,495
Current tax payables		272	346
Trade payables		21,465	19,854
Liabilities held for distribution		3,584	—
Total Equity and liabilities		105,040	100,510
The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
for the Years Ended December 31, 2015, 2014 and 2013

		For the Years Ended December 31,
	Note	2015	2014	2013
		(€ million)
Cash and cash equivalents at beginning of the period	(18)	22,840	19,455	17,666
Cash flows from operating activities:
Net profit from continuing operations		93	359	1,708
Amortization and depreciation		5,414	4,607	4,364
Net losses on disposal of tangible and intangible assets		18	8	32
Net (gains) on disposal of investments		—	(9)	(8)
Other non-cash items	(27)	812	348	531
Dividends received		112	87	92
Change in provisions		3,206	1,169	464
Change in deferred taxes		(279)	(179)	(1,569)
Change due to buy-back commitments and GDP vehicles		6	177	92
Change in working capital	(27)	(158)	779	1,378
Cash flows from operating activities - discontinued operations		527	823	534
Total		9,751	8,169	7,618
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(8,819)	(7,804)	(7,219)
Investments in joint ventures, associates and unconsolidated subsidiaries		(266)	(17)	(166)
Proceeds from the sale of tangible and intangible assets		29	38	55
Proceeds from disposal of other investments		—	38	5
Net change in receivables from financing activities		410	78	(409)
Change in current securities		(256)	43	(10)
Other changes		28	16	(9)
Cash flows used in investing activities - discontinued operations		(426)	(532)	(301)
Total		(9,300)	(8,140)	(8,054)
Cash flows from/(used in) financing activities:	(27)
Issuance of notes		2,840	4,629	2,866
Repayment of notes		(7,241)	(2,150)	(1,000)
Issuance of other medium-term borrowings		3,061	4,873	3,188
Repayment of other medium-term borrowings		(4,412)	(5,834)	(2,556)
Net change in other financial payables and other financial assets/liabilities		(36)	496	662
Net proceeds from initial public offering of 10 percent of Ferrari N.V.		866	—	—
Issuance of Mandatory Convertible Securities and other share issuances	(19)	—	3,094	—
Cash Exit Rights following the merger of Fiat into FCA		—	(417)	—
Exercise of stock options		—	146	4
Distributions paid		(283)	—	(1)
Distribution of certain tax obligations		—	(45)	(6)
Acquisition of non-controlling interests	(27)	—	(2,691)	(34)
Capital increase		10	—	—
Cash flows from financing activities - discontinued operations		2,067	36	13
Total		(3,128)	2,137	3,136
Translation exchange differences		681	1,219	(911)
Total change in Cash and cash equivalents		(1,996)	3,385	1,789
Cash and cash equivalents at end of the period - included within Assets held for distribution		182	—	—
Cash and cash equivalents at end of the period	(18)	20,662	22,840	19,455
The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the Years Ended December 31, 2015, 2014 and 2013

	Attributable to owners of the parent
	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
	(€ million)
At December 31, 2012	4,476	(259)	3,935	15	618	(17)	(2,541)	(40)	2,182	8,369
Capital increase	1	—	2	—	—	—	—	—	1	4
Share-based payments	—	—	9	—	—	—	—	—	—	9
Net profit	—	—	904	—	—	—	—	—	1,047	1,951
Other comprehensive income/(loss)	—	—	—	86	(567)	4	1,784	(94)	1,026	2,239
Distribution for tax withholding obligations	—	—	—	—	—	—	—	—	(6)	(6)
Purchase of shares in subsidiaries from non-controlling interests	—	—	2	—	—	—	—	—	—	2
Other changes	—	—	8	—	—	—	—	—	8	16
At December 31, 2013	4,477	(259)	4,860	101	51	(13)	(757)	(134)	4,258	12,584
Capital increase	2	—	989	—	—	—	—	—	3	994
Merger of Fiat into FCA	(4,269)	224	4,045	—	—	—	—	—	—	—
Mandatory Convertible Securities	—	—	1,910	—	—	—	—	—	—	1,910
Exit Rights	(193)	—	(224)	—	—	—	—	—	—	(417)
Dividends distributed	—	—	—	—	—	—	—	—	(50)	(50)
Share-based payments	—	35	(31)	—	—	—	—	—	—	4
Net profit	—	—	568	—	—	—	—	—	64	632
Other comprehensive income/(loss)	—	—	—	(205)	1,198	(24)	(303)	48	68	782
Distribution for tax withholding obligations on behalf of NCI	—	—	—	—	—	—	—	—	(45)	(45)
Purchase of shares in subsidiaries from non-controlling interests	—	—	1,633	35	175	—	(518) (1)	—	(3,990)	(2,665)
Other changes	—	—	4	—	—	—	—	—	5	9
At December 31, 2014	17	—	13,754	(69)	1,424	(37)	(1,578)	(86)	313	13,738
Capital increase	—	—	—	—	—	—	—	—	10	10
Distributions	—	—	(17)	—	—	—	—	—	(283)	(300)
Share-based payments	—	—	80	—	—	—	—	—	—	80
Net profit	—	—	334	—	—	—	—	—	43	377
Initial public offering of 10 percent Ferrari N.V.	—	—	869	7	(4)	—	1	—	(7)	866
Other comprehensive income/(loss)	—	—	—	132	942	11	479	(19)	12	1,557
Other changes	—	—	(149)	—	1	—	—	—	75	(73)
At December 31, 2015	17	—	14,871	70	2,363	(26)	(1,098)	(105)	163	16,255
_________________________
(1) The €518 million relates to the 41.5 percent interest in FCA US's remeasurement of defined benefit plans reserve of €1,248 million upon FCA's acquisition of the 41.5 percent remaining interest in FCA US previously not owned.

The accompanying notes are an integral part of the Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2015 and 2014
PRINCIPAL ACTIVITIES
The FCA Merger
On January 29, 2014, the Board of Directors of Fiat S.p.A. (“Fiat”) approved a proposed corporate reorganization resulting in the formation of Fiat Chrysler Automobiles N.V. and decided to establish Fiat Chrysler Automobiles N.V., organized in the Netherlands, as the parent of the Group with its principal executive offices in the United Kingdom. Fiat Chrysler Automobiles N.V. was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 under the name Fiat Investments N.V.
On June 15, 2014, the Board of Directors of Fiat approved the terms of a cross-border legal merger of Fiat into its 100 percent owned direct subsidiary Fiat Investments N.V. (the “Merger”), subject to several conditions precedent.
Fiat Chrysler Automobiles N.V. was incorporated with issued share capital of €200,000, which was composed of 20,000,000 common shares having a nominal value of €0.01 each. Share capital increased to €350,000 on May 13, 2014. Fiat shareholders voted and approved the Merger at their extraordinary general meeting held on August 1, 2014 and after this approval, Fiat shareholders not voting in favor of the Merger were entitled to exercise cash exit rights (the “Cash Exit Rights”) by August 20, 2014, which were exercised for a net aggregate cash disbursement of €417 million.
The Merger, which took the form of a reverse merger, became effective on October 12, 2014 and resulted in Fiat Investments N.V. being the surviving entity and was renamed Fiat Chrysler Automobiles N.V. (“FCA NV”). The Merger was recognized in FCA NV’s Consolidated Financial Statements from January 1, 2014 and FCA NV, as successor of Fiat, was deemed to be the parent company. As the Merger is a transaction in which all of the combining entities are controlled ultimately by the same party both before and after the reverse merger, and based on the fact that the control is not transitory, the transition was deemed to be a combination of entities under common control and therefore outside the scope of IFRS 3R - Business Combinations and IFRIC 17 - Distributions of Non-cash Assets to Owners. As a result, the Merger was accounted for without adjusting the carrying amounts of assets and liabilities involved in the transaction and did not have an accounting impact on the Consolidated Financial Statements.

Unless otherwise specified, the terms “Group”, “FCA Group”, “Company” and “FCA”, refer to FCA, together with its subsidiaries and its predecessor prior to the completion of the Merger, or any one or more of them, as the context may require. Any references to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA NV prior to the Merger.
Ferrari Spin-off and Discontinued Operations
On October 26, 2015, Ferrari N.V., a subsidiary of FCA, completed its initial public offering (“IPO”) in which FCA sold 10 percent of Ferrari N.V. common shares (“Ferrari IPO”) and received net proceeds of approximately €0.9 billion, which resulted in FCA owning 80 percent of Ferrari N.V. common shares, Piero Ferrari owning 10 percent of common shares and public shareholders owning the remaining 10 percent of common shares. The Ferrari IPO was accounted for as an equity transaction with the effect on Equity attributable to owners of the parent as follows:

At October 26, 2015
(€ million)

Consideration received	866
Less: Carrying amount of equity interest sold	(7)
Effect on Equity attributable to owners of the parent	873

In October 2015, in connection with the Ferrari IPO and in preparation for the spin-off of the remaining common shares of Ferrari N.V. owned by FCA, FCA carried out an internal corporate restructuring. As part of this reorganization, FCA transferred its shares of Ferrari S.p.A. to Ferrari N.V. and provided a capital contribution to Ferrari N.V., while Ferrari N.V. issued a note payable to FCA in the amount of €2.8 billion.  This internal restructuring was a common control transaction and did not have an accounting impact on the Consolidated Financial Statements. As a result and in connection with the transactions in which Piero Ferrari exchanged his shares in Ferrari S.p.A. for Ferrari N.V. shares, FCA paid €280 million to Piero Ferrari as consideration for the dilution of his share value due to the issuance of the €2.8 billion note payable, which was recorded as a reduction to non-controlling interests.
On December 3, 2015, an extraordinary general meeting of FCA shareholders was held, whereby the transactions intended to separate FCA’s remaining ownership interest in Ferrari N.V. and to distribute that ownership interest to holders of FCA shares and mandatory convertible securities were approved. The transactions to separate Ferrari N.V. from the Group were completed on January 3, 2016 (Note 32).

As the spin-off of Ferrari N.V. became highly probable with the aforementioned shareholders’ approval and since it was available for immediate distribution at that date, the Ferrari segment met the criteria to be classified as a disposal group held for distribution to owners and a discontinued operation pursuant to IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations. Since Exor S.p.A., which controls and consolidates FCA (Note 26), will continue to control and consolidate Ferrari N.V. after the spin-off, this was deemed to be a common control transaction and was accounted for at book value.

The presentation of the Ferrari segment was as follows:

•
The operating results of Ferrari have been excluded from the Group's continuing operations and are presented as a single line item within the Consolidated Income Statements for the years ended December 31, 2015, 2014 and 2013. In order to present the financial effects of a discontinued operation, revenues and expenses arising from intercompany transactions were eliminated except for those revenues and expenses that are considered to continue after the spin-off of the discontinued operation. However, no profit or loss is recognized for intercompany transactions within the Consolidated Income Statements.

•
The assets and liabilities of Ferrari have been classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015, while the assets and liabilities of Ferrari have not been re-classified for the comparative Consolidated Statement of Financial Position at December 31, 2014.

•
Cash flows arising from the Ferrari segment have been presented separately as discontinued cash flows from operating, investing and financing activities within the Consolidated Statement of Cash Flows for the years ended December 31, 2015, 2014 and 2013. The cash flows represent those arising from transactions with third parties.

In anticipation of the spin-off of Ferrari N.V., on November 30, 2015, Ferrari N.V. entered into a €2.5 billion syndicated loan facility. The facility consisted of a bridge loan (the “Ferrari Bridge Loan”) and a term loan (the “Ferrari Term Loan”) of €2 billion in aggregate as well as a revolving credit facility of €500 million (the “Ferrari RCF”). Proceeds of the Ferrari Bridge Loan and Ferrari Term Loan were used to refinance indebtedness owed to FCA. The €2.5 billion syndicated loan facility is limited in recourse to Ferrari N.V. and any of its subsidiaries which borrow under the facility, and is without recourse to any other part of FCA. The Ferrari Bridge Loan and the Ferrari Term Loan are classified within Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015. The Ferrari RCF was undrawn at December 31, 2015.

The following assets and liabilities of the Ferrari segment were classified as held for distribution at December 31, 2015:

At December 31, 2015
(€ million)
Assets classified as held for distribution
Goodwill	786
Other intangible assets	297
Property, plant and equipment	627
Other non-current assets	134
Receivables from financing activities	1,176
Cash and cash equivalents	182
Other current assets	448
Total Assets held for distribution	3,650

Liabilities classified as held for distribution
Provisions	224
Debt	2,256
Other current liabilities	624
Trade payables	480
Total Liabilities held for distribution	3,584
The table below summarizes the major line items of the Consolidated Income Statement for discontinued operations for the years ended December 31, 2015, 2014 and 2013.

	For the Years Ended December 31,
	2015	2014	2013
	(€ million)
Net revenues	2,596	2,450	2,094
Expenses	2,152	2,061	1,730
EBIT	444	389	364
Net financial expenses/(income)	16	(4)	(2)
Profit before taxes from discontinued operations	428	393	366
Tax expense	144	120	123
Profit from discontinued operations, net of tax	284	273	243
The amounts presented above are not representative of the income statement and the financial position of Ferrari on a stand-alone basis, as these amounts are net of intercompany transactions, except as noted above.

Corporate Information
The Group and its subsidiaries, among which the most significant is FCA US LLC (“FCA US”), together with its subsidiaries, are engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, automotive-related components, metallurgical products and production systems. In addition, the Group is also involved in certain other activities, including services (mainly captive) and publishing, which represent an insignificant portion of the Group's business.
All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended. The Group’s financial information is presented in Euro except that, in some instances, information in U.S. $ is provided in the Consolidated Financial Statements and information included elsewhere in this report. All references to “U.S. Dollars,” “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).

SIGNIFICANT ACCOUNTING POLICIES
Authorization of Consolidated Financial Statements and compliance with International Financial Reporting Standards
The Consolidated Financial Statements, together with notes thereto of FCA, at December 31, 2015 were authorized for issuance on February 29, 2016 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”) and Part 9 of Book 2 of the Dutch Civil Code. The designation “IFRS” also includes International Accounting Standards (“IAS”) as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
Basis of Preparation
The Consolidated Financial Statements are prepared under the historical cost method, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. In this respect, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1- Presentation of Financial Statements) exist about its ability to continue as a going concern.
Format of the Consolidated Financial Statements
For presentation of the Consolidated Income Statement, the Group uses a classification based on the function of expenses, rather than based on their nature, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice in the automotive sector. The Group also presents a subtotal for Earnings before Interest and Taxes (“EBIT”). EBIT distinguishes between the Profit before taxes arising from operating activities and those arising from financing activities.
For the Consolidated Statement of Financial Position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 paragraph 60. More specifically, the Group’s Consolidated Financial Statements include both industrial and financial services companies. The investment portfolios of the financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. However, the financial services companies obtain only a portion of their funding from the market while the remainder is obtained from Group operating companies through the Group’s treasury companies (included within the industrial companies), which provide funding to both industrial and financial services companies in the Group as the need arises. This financial services structure within the Group does not allow the separation of financial liabilities funding the financial services operations (whose assets are reported within current assets) and those funding the industrial operations. Presentation of financial liabilities as current or non-current based on their date of maturity would not facilitate a meaningful comparison with financial assets, which are categorized on the basis of their normal operating cycle. Disclosure as to the due date of the financial liabilities is provided in Note 23.
The Consolidated Statement of Cash Flows is presented using the indirect method.

Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation. For the year ended December 31, 2015, the Group is no longer presenting the separate line item Other unusual income/(expenses) within the Consolidated Income Statement. All amounts previously reported within the Other unusual income/(expenses) line item have been reclassified into the appropriate line item within the Consolidated Income Statements for the years ended December 31, 2014 and 2013 based upon the nature of the transaction. For the year ended December 31, 2014, of the total €390 million previously presented as Other unusual income/(expenses), €98 million related to the remeasurement of our Venezuelan Bolivar (“VEF”) denominated net monetary assets and was reclassified to Cost of sales. In addition, a net €277 million was reclassified to Other income/(expenses), which primarily included the €495 million expense recognized in connection with the execution of the memorandum of understanding (the “MOU”) with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) entered into by FCA US in January 2014, offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US's membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned.
For the year ended December 31, 2013, the net €499 million previously presented as Other unusual income/(expenses) included other unusual expenses of €686 million and other unusual income of €187 million. Of the total other unusual expenses of €686 million, €226 million that related to the write-down of development costs was reclassified to Research and development costs (Note 4). In addition, €273 million was reclassified to Cost of sales of which €115 million related to certain voluntary safety recall costs, €57 million related to the impairment charges for the cast-iron business in the Components segment (Teksid), €55 million related to the impairment of property, plant and equipment in the EMEA segment and €43 million related to the net charge resulting from the devaluation of the VEF exchange rate relative to the U.S.$ and the remeasurement on the Group's VEF denominated net monetary assets (Note 30). Furthermore, €119 million was reclassified to Other income/(expenses), which included the €56 million write-off of the book value of the right associated with the acquisition of the remaining interest in FCA US previously not owned. Of the total other unusual income of €187 million, €166 million related to the impact of the pension curtailment gain following FCA US's amendment to its U.S. and Canadian defined benefit pension plans and was reclassified as a reduction to Cost of sales.
Basis of Consolidation
Subsidiaries
Subsidiaries are entities over which the Group has control. Control is achieved when the Group has power over the investee, when it is exposed to, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are consolidated on a line by line basis from the date which control is achieved by the Group. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
The Group recognizes a non-controlling interest in the acquiree on a transaction-by-transaction basis, either at fair value or at the non-controlling interest’s share of the recognized amounts of the acquiree’s identifiable net assets. Net profit or loss and each component of Other comprehensive income/(loss) are attributed to Equity attributable to owners of the parent and to Non-controlling interests. Total comprehensive income/(loss) of subsidiaries is attributed to Equity attributable to the owners of the parent and to the non-controlling interest even if this results in a deficit balance in Non-controlling interests.
Changes in the Group’s ownership interests in a subsidiary that do not result in the Group losing control over the subsidiary are accounted for as an equity transaction. The carrying amounts of the Equity attributable to owners of the parent and Non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the carrying amount of the non-controlling interests and the fair value of the consideration paid or received in the transaction is recognized directly in the Equity attributable to the owners of the parent.
Subsidiaries are deconsolidated from the date which control ceases. When the Group ceases to have control over a subsidiary, it de-recognizes the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts, de-recognizes the carrying amount of non-controlling interests in the former subsidiary and recognizes the fair value of any consideration received from the transaction. Any retained interest in the former subsidiary is then remeasured to its fair value.

All intra-group balances and transactions and any unrealized gains and losses arising from intra-group transactions are eliminated in preparing the Consolidated Financial Statements.
Interests in Joint Ventures and Associates
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.
An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investees but does not have control or joint control over those policies.
Joint ventures and associates are accounted for using the equity method of accounting from the date joint control and significant influence is obtained. On acquisition of the investment, any excess of the cost of the investment and the Group’s share of the net fair value of the investee’s identifiable assets and liabilities is recognized as goodwill and is included in the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the Group’s share of the investee’s profit or loss in the acquisition period.
Under the equity method, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit/(loss) and other comprehensive income/(loss) of the investee. The Group’s share of the investee’s profit/(loss) is recognized in the Consolidated Income Statement. Distributions received from an investee reduce the carrying amount of the investment. Post-acquisition movements in Other comprehensive income/(loss) are recognized in Other comprehensive income/(loss) with a corresponding adjustment to the carrying amount of the investment.
Unrealized gains on transactions between the Group and its joint ventures and associates are eliminated to the extent of the Group’s interest in the joint venture or associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
When the Group’s share of the losses of a joint venture or associate exceeds the Group’s interest in that joint venture or associate, the Group discontinues recognizing its share of further losses. Additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.
The Group discontinues the use of the equity method from the date the investment ceases to be an associate or a joint venture, or when it is classified as available-for-sale.
Interests in Joint Operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
When the Group undertakes its activities under joint operations, it recognizes its related interest in the joint operation including: (i) its assets, including its share of any assets held jointly, (ii) its liabilities, including its share of any liabilities incurred jointly, (iii) its revenue from the sale of its share of the output arising from the joint operation (iv) its share of the revenue from the sale of the output by the joint operation and (v) its expenses, including its share of any expenses incurred jointly.

Interests in other companies
Interests in other companies are measured at fair value. Investments in equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized at cost. For investments classified as available-for-sale, financial assets gains or losses arising from changes in fair value are recognized in Other comprehensive income/(loss) until the assets are sold or are impaired; at that time, the cumulative Other comprehensive income/(loss) is recognized in the Consolidated Income Statement. Interests in other companies for which fair value is not available are stated at cost less any impairment losses.
Dividends received are included in Other income/(expenses) from investments.
Assets held for sale, Assets held for distribution and Discontinued Operations
Pursuant to IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group) and the sale is highly probable, with the sale occurring within one year from the date of classification.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented separately in the Consolidated Statement of Financial Position. Non-current assets (and disposal groups) are not classified as held for sale within the comparative period presented for the Consolidated Statement of Financial Position.
A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale and:

•	represents either a separate major line of business or a geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale and the disposal involves loss of control.
Classification as a discontinued operation occurs upon disposal or when the asset (or disposal group) meets the criteria to be classified as held for sale, if earlier. When the asset (or disposal group) is classified as a discontinued operation, the comparative information is reclassified within the Consolidated Income Statements as if the asset (or disposal group) had been discontinued from the start of the earliest comparative period presented.

The classification, presentation and measurement requirements of IFRS 5-Non-current Assets Held for Sale and Discontinued Operations also apply to an asset (or disposal group) that is classified as held for distribution to owners, whereby there must be commitment to the distribution, the asset (or disposal group) must be available for immediate distribution and the distribution must be highly probable.

Foreign currency
The functional currency of the Group’s entities is the currency of their respective primary economic environment. In individual companies, transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items, or on reporting monetary items at rates different from those initially recorded, are recognized in the Consolidated Income Statement.
All assets and liabilities of foreign consolidated companies with a functional currency other than the Euro are translated using the closing rates at the date of the Consolidated Statement of Financial Position. Income and expenses are translated into Euro at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as Other comprehensive income/(loss) until the disposal of the subsidiary. Average exchange rates for the period are used to translate the cash flows of foreign subsidiaries in preparing the Consolidated Statement of Cash Flows.

The principal exchange rates used to translate other currencies into Euro were as follows:

	2015		2014		2013
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.109	1.089	1.329	1.214	1.328	1.379
Brazilian Real	3.699	4.312	3.121	3.221	2.867	3.258
Chinese Renminbi	6.972	7.061	8.187	7.536	8.164	8.349
Canadian Dollar	1.418	1.512	1.466	1.406	1.368	1.467
Mexican Peso	17.611	18.915	17.657	17.868	16.960	18.073
Polish Zloty	4.184	4.264	4.184	4.273	4.197	4.154
Argentine Peso	10.271	14.136	10.782	10.382	7.263	8.988
Pound Sterling	0.726	0.734	0.806	0.779	0.849	0.834
Swiss Franc	1.068	1.084	1.215	1.202	1.231	1.228
Intangible assets
Goodwill
Goodwill represents the excess of the fair value of consideration paid over the fair value of net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, Goodwill is measured at cost less any accumulated impairment losses.
Development costs
Development costs for vehicle project production and related components, engines and production systems are recognized as an asset if both of the following conditions under IAS 38 – Intangible assets are met: that development costs can be measured reliably and that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process.
Capitalized development costs are amortized on a straight-line basis from the beginning of production over the expected life cycle of the models (generally 5-6 years) or powertrains developed (generally 10-12 years). All other development costs are expensed as incurred.
Intangible assets with indefinite useful lives
Intangible assets with indefinite useful lives consist principally of brands which have no legal, contractual, competitive, economic, or other factors that limit their useful lives. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, or more frequently whenever there is an indication that the asset may be impaired, by comparing the carrying amount with the recoverable amount.
Property, plant and equipment
Cost
Property, plant and equipment is initially recognized at cost and includes the purchase price, any costs directly attributable to bringing the assets to the location and condition necessary to be capable of operating in the manner intended by management and any initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Self-constructed assets are initially recognized at production cost. Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in the Consolidated Income Statement.

Assets held under finance leases, which provide the Group with substantially all the risks and rewards of ownership, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the Consolidated Statement of Financial Position within Debt.
During years ended December 31, 2015, 2014 and 2013, the assets were depreciated on a straight-line basis over their estimated useful lives using the following rates:

Depreciation rates
Buildings	3% - 8%
Plant, machinery and equipment	3% - 33%
Other assets	5% - 33%
Leases under which the lessor retains substantially all the risks and rewards of ownership of the leased assets are classified as operating leases. Operating lease expenditures are expensed on a straight-line basis over the lease terms.
Borrowing Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of property, plant or equipment or an intangible asset that is deemed to be a qualifying asset as defined in IAS 23 - Borrowing Costs are capitalized. The amount of borrowing costs eligible for capitalization corresponds to the actual borrowing costs incurred during the period less any investment income on the temporary investment of any borrowed funds not yet used. The amount of borrowing costs capitalized at December 31, 2015 and 2014 was €286 million and €256 million, respectively.
Impairment of assets
At the end of each reporting period, the Group assesses whether there is any indication that its intangible assets (including capitalized development costs) and its property, plant and equipment may be impaired.
If indications of impairment are present, the carrying amount of the asset is reduced to its recoverable amount which is the higher of fair value less costs to sell and its value in use. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In assessing the value in use of an asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized if the recoverable amount is lower than the carrying amount.
When an impairment loss for assets, other than Goodwill, no longer exists or has decreased, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized in the Consolidated Income Statement. Refer to the section —Use of Estimates below for additional information.

Financial instruments
Presentation
Financial instruments held by the Group are presented in the Consolidated Financial Statements as described in the following paragraphs.
Investments and other non-current financial assets consist of investments in unconsolidated companies and other non-current financial assets (held-to-maturity securities, non-current loans and receivables and other non-current available-for-sale financial assets).
Current financial assets, as defined in IAS 39 – Financial Instruments: Recognition and Measurement, include Trade receivables, Receivables from financing activities, Current investments, Current securities and Other financial assets (which include derivative financial instruments stated at fair value), as well as Cash and cash equivalents. Cash and cash equivalents include cash at banks, units in money market funds and other money market securities, primarily comprised of commercial paper and certificates of deposit that are readily convertible into cash and are subject to an insignificant risk of changes in value. Money market funds consist of investments in high quality, short-term, diversified financial instruments which can generally be liquidated on demand. Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents. Current securities include both available-for-sale and held-for-trading securities.
Financial liabilities consist of Debt and Other financial liabilities (which include derivative financial instruments measured at fair value), Trade payables and Other current liabilities.
Measurement
Non-current financial assets other than Investments, as well as current financial assets and financial liabilities, are accounted for in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.
Current financial assets and held-to-maturity securities are recognized on the basis of the settlement date and, on initial recognition, are measured at acquisition cost, including transaction costs. Subsequent to initial recognition, available-for-sale and held-for-trading financial assets are measured at fair value. When market prices are not directly available, the fair value of available-for-sale financial assets is measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date).
Gains and losses on available-for-sale financial assets are recognized in Other comprehensive income/(loss) until the financial asset is disposed of or is impaired. When the asset is disposed of, the cumulative gains or losses, including those previously recognized in Other comprehensive income/(loss), are reclassified to the Consolidated Income Statement during the period and are recognized within Net financial expenses. When the asset is impaired, accumulated losses are recognized in the Consolidated Income Statement. Gains and losses arising from changes in the fair value of held-for-trading financial instruments are recognized in the Consolidated Income Statement.
Loans and receivables which are not held by the Group for trading (loans and receivables originating in the ordinary course of business), held-to-maturity securities and equity investments whose fair value cannot be determined reliably, are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest method. When the financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest, or have an interest rate significantly lower than market rates, are discounted using market rates. Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, the impairment loss is recognized in the Consolidated Income Statement.
Except for derivative instruments, financial liabilities are measured at amortized cost using the effective interest method.
Financial assets and liabilities hedged against changes in fair value (fair value hedges) are measured in accordance with hedge accounting principles: gains and losses arising from remeasurement at fair value, due to changes in the respective hedged risk, are recognized in the Consolidated Income Statement and are offset by the effective portion of the gain or loss arising from remeasurement at fair value of the hedging instrument.

Derivative financial instruments
Derivative financial instruments are used for economic hedging purposes in order to reduce currency, interest rate and market price risks (primarily related to commodities and securities). In accordance with IAS 39 - Financial Instruments: Recognition and Measurement, all derivative financial instruments are measured at fair value. Furthermore, derivative financial instruments qualify for hedge accounting only when there is formal designation and documentation of the hedging relationship at inception of the hedge, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.
When derivative financial instruments qualify for hedge accounting, the following accounting treatments apply:

•
Fair value hedges – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect the Consolidated Income Statement, the gain or loss from remeasuring the hedging instrument at fair value is recognized in the Consolidated Income Statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the Consolidated Income Statement.

•
Cash flow hedges – Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the Consolidated Income Statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in Other comprehensive income/(loss). The cumulative gain or loss is reclassified from Other comprehensive income/(loss) to the Consolidated Income Statement at the same time as the economic effect arising from the hedged item that affects the Consolidated Income Statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the Consolidated Income Statement immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in Other comprehensive income/(loss) and is recognized in the Consolidated Income Statement at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in Other comprehensive income/(loss) is recognized in the Consolidated Income Statement immediately.

•
Hedges of a net investment – If a derivative financial instrument is designated as a hedging instrument for a net investment in a foreign operation, the effective portion of the gain or loss on the derivative financial instrument is recognized in Other comprehensive income/(loss). The cumulative gain or loss is reclassified from Other comprehensive income/(loss) to the Consolidated Income Statement upon disposal of the foreign operation.

Refer to Note 17 for further information on the effects reflected in the Consolidated Income Statement on derivative financial instruments.
If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the Consolidated Income Statement.

Transfers of financial assets
The Group derecognizes financial assets when the contractual rights to the cash flows arising from the asset are no longer held or if it transfers substantially all the risks and rewards of ownership of the financial asset. On derecognition of financial assets, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in the Consolidated Income Statement.
The Group transfers certain of its financial, trade and tax receivables, mainly through factoring transactions. Factoring transactions may be either with recourse or without recourse. Certain transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables) requiring first loss cover, whereby the transferor has priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not meet the requirements of IAS 39 – Financial Instruments: Recognition and Measurement for the derecognition of the assets since the risks and rewards connected with collection are not transferred, and accordingly the Group recognizes the receivables transferred by this means within the Consolidated Statement of Financial Position and recognizes a financial liability for the same amount under Asset-backed financing, which is included within Debt. The gains and losses arising from the transfer of these receivables are only recognized when they are derecognized.
Inventories
Inventories of raw materials, semi-finished products and finished goods are stated at the lower of cost and net realizable value, with cost being determined on a first-in, first-out (FIFO) basis. The measurement of Inventories includes the direct cost of materials and labor as well as indirect costs (variable and fixed). A provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs for sale and distribution.
The measurement of production systems construction contracts is based on the stage of completion determined as the proportion of cost incurred at the balance sheet date over the estimated total contract cost. These items are presented net of progress billings received from customers. Any losses on such contracts are recorded in the Consolidated Income Statement when they are known.
Employee benefits
Defined contribution plans
Costs arising from defined contribution plans are expensed as incurred.
Defined benefit plans
The Group’s net obligations are determined separately for each plan by estimating the present value of future benefits that employees have earned and deducting the fair value of any plan assets. The present value of defined benefit obligations are measured using actuarial techniques and actuarial assumptions that are unbiased, mutually compatible and attribute benefits to periods in which the obligation to provide post-employment benefits arise by using the Projected Unit Credit Method. Plan assets are recognized and measured at fair value.
When the net obligation is a potential asset, the recognized amount is limited to the present value of any economic benefits available in the form of future refunds or reductions in future contributions to the plan (asset ceiling).
The components of the defined benefit cost are recognized as follows:

•
service cost is recognized in the Consolidated Income Statement by function and presented in the relevant line items (Cost of sales, Selling, general and administrative costs and Research and development costs);

•
net interest on the defined benefit liability or asset is recognized in the Consolidated Income Statement within Financial expense and is determined by multiplying the net liability/(asset) by the discount rate used to discount obligations taking into account the effect of contributions and benefit payments made during the year; and

•
remeasurement components of the net obligations, which comprise actuarial gains and losses, the return on plan assets (excluding interest income recognized in the Consolidated Income Statement) and any change in the effect of the asset ceiling are recognized immediately in Other comprehensive income/(loss). These remeasurement components are not reclassified to the Consolidated Income Statement in a subsequent period.

Past service costs arising from plan amendments and curtailments and gains and losses on the settlement of a plan are recognized immediately in the Consolidated Income Statement.
Other long term employee benefits
The Group’s obligations represent the present value of future benefits that employees have earned in return for their service. Remeasurement components on other long term employee benefits are recognized in the Consolidated Income Statement in the period in which they arise.
Share-based compensation
We have various compensation plans that provide for the granting of share-based compensation to certain employees and directors. Share-based compensation plans are accounted for in accordance with IFRS 2 - Share-based Payment, which require us to recognize share-based compensation expense based on fair value. Compensation expense for equity-classified awards is measured at the grant date based on the fair value of the award and using the Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of our common stock, interest rates and a correlation coefficient between our common stock and the relevant market index. For those awards with post-vesting contingencies, we apply an adjustment to account for the probability of meeting the contingencies.
Management uses its best estimates incorporating both publicly observable data and discounted cash flow methodologies in the measurement of fair value for liability-classified awards, which are remeasured to fair value at each balance sheet date until the award is settled.
Compensation expense is recognized over the vesting period with an offsetting increase to equity or other liabilities depending on the nature of the award. Share-based compensation expense related to plans with graded vesting are recognized using the graded vesting method. Share-based compensation expense is recognized within Selling, general and administrative costs within the Consolidated Income Statement.
Revenue recognition
Revenue from sale of vehicles and service parts is recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the risks and rewards of ownership are transferred to the customer, the sales price is agreed or determinable and collectability is reasonably assured. For vehicles, this generally corresponds to the date when the vehicles are made available to dealers, or when the vehicles are released to the carrier responsible for transporting vehicles to dealers. Revenue from the sale of vehicles, which subsequent to the sale become subject to the issuance of a residual value guarantee to an independent financing provider, is recognized consistent with the timing noted above, provided that significant risks related to the vehicle have been transferred to the customer. At that same time, a provision is made for the estimated residual value risk. Revenues are recognized net of discounts, including but not limited to, sales incentives and customer bonuses. The estimated costs of sales incentive programs include incentives offered to dealers and retail customers, and granting of retail financing at a significant discount to market interest rates. These costs are recognized at the time of the sale of the vehicle.
New vehicle sales with a buy-back commitment, or through the Guarantee Depreciation Program (“GDP”) under which the Group guarantees the residual value, or otherwise assumes responsibility for the minimum resale value of the vehicle, are not recognized at the time of delivery but are accounted for similar to an operating lease. Rental income is recognized over the contractual term of the lease on a straight-line basis. At the end of the lease term, the Group recognizes revenue for the portion of the vehicle sales price which had not been previously recognized as rental income and recognizes the remainder of the cost of the vehicle within Cost of sales.
Revenue from services contracts, separately-priced extended warranty and from construction contracts is recognized over the contract period in proportion to the costs expected to be incurred based on historical information. A loss on these contracts is recognized if the sum of the expected costs for services under the contract exceeds unearned revenue.

Cost of sales
Cost of sales comprises expenses incurred in the manufacturing and distribution of vehicles and parts, of which cost of materials and components are the most significant portion. The remaining costs primarily include labor costs, consisting of direct and indirect wages, depreciation of Property, plant and equipment and amortization of Other intangible assets relating to production and transportation costs. In addition, expenses which are directly attributable to the financial services companies, including interest expense related to their financing as a whole and provisions for risks and write-downs of assets, are recorded within Cost of sales. Furthermore, estimated costs related to product warranty and recall campaigns are recorded within Cost of sales. Refer to the section —Use of Estimates below for further information.
Government Grants
Government grants are recognized in the Consolidated Financial Statements when there is reasonable assurance of the Group's compliance with the conditions for receiving such grants and that the grants will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.
The benefit of a government loan at a below-market rate of interest is treated for accounting purposes as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and it is accounted for in accordance with the policies used for the recognition of government grants.
Taxes
Income taxes include all taxes based on the taxable profits of the Group. Current and deferred taxes are recognized as a benefit or expense and are included in the Consolidated Income Statement for the period, except tax arising from (i) a transaction or event which is recognized, in the same or a different period, either in Other comprehensive income/(loss) or directly in Equity, or (ii) a business combination.
Deferred taxes are accounted for under the full liability method. Deferred tax liabilities are recognized for all taxable temporary differences between the carrying amounts of assets or liabilities and their tax base, except to the extent that the deferred tax liabilities arise from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax assets arise from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.
Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to the period when the asset is realized or liability is settled.
The Group recognizes deferred tax liabilities associated with the existence of a subsidiary’s undistributed profits, except when it is able to control the timing of the reversal of the temporary difference, and it is probable that this temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets associated with the deductible temporary differences on investments in subsidiaries only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
Deferred tax assets relating to the carry-forward of unused tax losses and tax credits as well as those arising from deductible temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. The Group reassesses unrecognized deferred tax assets at the end of each year and recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Current income taxes and deferred taxes are offset when they relate to the same taxation authority and there is a legally enforceable right of offset. Other taxes not based on income, such as property taxes and capital taxes, are included within Other income/(expenses).

Fair Value Measurement
Fair value for measurement and or disclosure purposes is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using a valuation technique. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability; or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. In estimating fair value, we use market-observable data to the extent it is available. When market-observable data is not available, we use valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

IFRS 13 - Fair Value Measurement establishes a hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

•
Level 1 inputs include quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date. Level 1 primarily consists of financial instruments such as cash and cash equivalents and certain available-for-sale and held-for-trading securities.

•
Level 2 inputs include those which are directly or indirectly observable as of the measurement date. Level 2 instruments include commercial paper and non-exchange-traded derivatives such as over-the-counter currency and commodity forwards, swaps and option contracts, which are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for similar instruments in active markets, quoted prices for identical or similar inputs not in active markets, and observable inputs.

•
Level 3 inputs are unobservable from objective sources in the market and reflect management judgment about the assumptions market participants would use in pricing the instruments. Instruments in this category include non-exchange-traded derivatives such as over-the-counter commodity option and swap contracts.

Refer to Note 25 for additional information on fair value measurements.

New standards and amendments effective from January 1, 2015
The following new standards and amendments applicable from January 1, 2015 were adopted by the Group. There was no effect from the adoption of these amendments:

•
The Group adopted the narrow scope amendments to IAS 19 – Employee benefits entitled “Defined Benefit Plans: Employee Contributions” which apply to contributions from employees or third parties to defined benefit plans in order to simplify their accounting in specific cases.

•
The Group adopted the IASB's Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011–2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 – Share-based payments, the disclosure on judgment used in the aggregation of operating segments in IFRS 8 – Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24 – Related Party disclosures, the extension of the exclusion from the scope of IFRS 3 – Business Combinations to all types of joint arrangements and to clarify the application of certain exceptions in IFRS 13 – Fair value Measurement.

New standards, amendments and interpretations not yet effective
The following new standards and amendments applicable from January 1, 2016 were issued by the IASB. For new standards and amendments effective after January 1, 2017, we are currently evaluating the implementation method and the impact of adoption on our Consolidated Financial Statements. We will comply with the relevant guidance no later than their respective effective dates.

•
In May 2014, the IASB issued amendments to IFRS 11 – Joint arrangements: Accounting for acquisitions of interests in joint operations which clarify the accounting for acquisitions of an interest in a joint operation that constitutes a business. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016 with earlier application permitted for any new acquisition. No significant effect is expected from the adoption of these amendments.

•
In May 2014, the IASB issued an amendment to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. No significant effect is expected from the adoption of these amendments.

•
In May 2014, the IASB issued IFRS 15 – Revenue from contracts with customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The updated guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. On September 11,2015, the IASB issued an amendment to this standard, formalizing the deferral of the effective date for periods beginning January 1, 2018, with early adoption permitted.

•
In July 2014, the IASB issued IFRS 9 – Financial Instruments. The improvements introduced by the new standard include a logical approach for classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held, a single “expected loss” impairment model for financial assets and a substantially reformed approach for hedge accounting. The standard is effective, retrospectively with limited exceptions, for annual periods beginning on or after January 1, 2018 with earlier adoption permitted.

•
In September 2014, the IASB issued narrow amendments to IFRS 10 – Consolidated Financial Statements and IAS 28 – Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments which were initially expected to be effective prospectively from January 1, 2016, have been postponed indefinitely by the IASB in planning a broader review that may result in a simplification of accounting of such transactions.

•
In September 2014, the IASB issued the Annual Improvements to IFRSs 2012-2014 cycle, a series of amendments to IFRSs in response to issues raised mainly on IFRS 5 – Non-current assets held for sale and discontinued operations, on the changes of method of disposal, on IFRS 7 – Financial Instruments: Disclosures on the servicing contracts, on the IAS 19 – Employee Benefits, on the discount rate determination. The effective date of the amendments is January 1, 2016. No significant effect is expected from the adoption of these amendments.

•
In December 2014 the IASB issued amendments to IAS 1- Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted.

•
In January 2016, the IASB issued IFRS 16 - Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019, with early adoption allowed only if IFRS 15 - Revenue from Contracts with Customers is also adopted.

•
In January 2016, the IASB issued amendments to IAS 12- Income Taxes that clarify how to account for deferred tax assets related to debt instruments measured at fair value. These amendments are effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted.

•
In January 2016, the IASB issued amendments to IAS 7 - Statement of Cash Flows introducing additional disclosures that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective from January 1, 2017, with earlier adoption permitted.

SEGMENT REPORTING
The Group’s four regional mass-market vehicle operating segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA, LATAM, APAC and EMEA. The Group also operates on a global basis in the luxury vehicle sector with the Maserati segment and in the global components sector with the Magneti Marelli, Teksid and Comau operating segments.

The reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, as defined under IFRS 8 – Operating Segments, for making strategic decisions and allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments or whose information is considered useful for the users of the financial statements. The Group's reportable segments include the four regional mass-market vehicle operating segments (NAFTA, LATAM, APAC and EMEA), the Maserati luxury brand operating segment and a global Components operating segment, which are described as follows:

•
NAFTA designs, engineers, develops, manufactures and distributes vehicles. NAFTA mainly earns its revenues from the sale of vehicles under the Chrysler, Jeep, Dodge, Ram, Fiat and Alfa Romeo brand names and from sales of the related parts and accessories (under the Mopar brand name) in the United States, Canada, Mexico and Caribbean islands.

•
LATAM designs, engineers, develops, manufactures and distributes vehicles. LATAM mainly earns its revenues from the sale of passenger cars and light commercial vehicles and related spare parts under the Fiat and Jeep brand names in South and Central America as well as from the distribution of the Chrysler, Dodge and Ram brand cars in the same region. In addition, the segment provides financial services to the dealer network in Brazil and to retail customers in Argentina.

•
APAC mainly earns its revenues from the distribution and sale of cars and related spare parts under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat and Jeep brands mostly in China, Japan, Australia, South Korea and India. These activities are carried out through both subsidiaries and joint ventures. In addition, the segment provides financial services to the dealer network and retail customers in China.

•
EMEA designs, engineers, develops, manufactures and distributes vehicles. EMEA mainly earns its revenues from the sale of passenger cars and light commercial vehicles under the Fiat, Alfa Romeo, Lancia, Abarth, Jeep and Fiat Professional brand names, the sale of the related spare parts in Europe, Middle East and Africa, and from the distribution of the Chrysler, Dodge and Ram brand vehicles in these areas. In addition, the segment provides financial services related to the sale of cars and light commercial vehicles in Europe, primarily through FCA Bank S.p.A., a joint venture with the Crédit Agricole group, and Fidis S.p.A., a fully owned captive finance company that is mainly involved in the factoring business.

•	Maserati designs, engineers, develops, manufactures and distributes vehicles. Maserati earns its revenues from the sale of luxury vehicles under the Maserati brand.

•
Components earns its revenues from the production and sale of lighting components, body control units, suspensions, shock absorbers, electronic systems, exhaust systems and plastic molding components. In addition, the segment earns revenues with its spare parts distribution activities carried out under the Magneti Marelli brand name, cast iron components for engines, gearboxes, transmissions and suspension systems and aluminum cylinder heads (Teksid), in addition to the design and production of industrial automation systems and related products for the automotive industry (Comau).

USE OF ESTIMATES
The Consolidated Financial Statements are prepared in accordance with IFRS which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant.
The estimates and underlying assumptions are reviewed periodically and continuously by the Group. Actual results could differ from the estimates, which would require adjustment accordingly. The effects of any changes in estimates are recognized in the Consolidated Income Statement in the period in which the adjustment is made, or in future periods.

The items requiring estimates for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future are discussed below.
Employee Benefits
The Group provides post-employment benefits for certain of its active employees and retirees. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which the Group operates and may change periodically. The plans are classified by the Group on the basis of the type of benefit provided as follows: pension benefits, health care and life insurance plans, and other post-employment benefits.
Group companies provide certain post-employment benefits, such as pension or health care benefits, to their employees under defined contribution plans whereby the Group pays contributions to public or private insurance plans on a legally mandatory, contractual, or voluntary basis. The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function within Cost of sales, Selling, general and administrative costs and Research and development costs in the Consolidated Income Statement.
Pension plans
The Group sponsors both non-contributory and contributory defined benefit pension plans primarily in the U.S. and Canada. The majority of the plans are funded plans. The non-contributory pension plans cover certain hourly and salaried employees and the benefits are based on a fixed rate for each year of service. Additionally, contributory benefits are provided to certain salaried employees under the salaried employees’ retirement plans. These plans provide benefits based on the employee’s cumulative contributions, years of service during which the employee contributions were made and the employee’s average salary during the five consecutive years in which the employee’s salary was highest in the 15 years preceding retirement or the freeze of such plans, as applicable.
The Group’s defined benefit pension plans are accounted for on an actuarial basis, which requires the use of estimates and assumptions to determine the net liability or net asset. The Group estimates the present value of the projected future payments to all participants taking into consideration parameters of a financial nature such as discount rates, the rates of salary increases and the likelihood of potential future events estimated by using demographic assumptions such as mortality, dismissal and retirement rates. These assumptions may have an effect on the amount and timing of future contributions.
Plan obligations and costs are based on existing retirement plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Group is presently committed are not made.     The assumptions used in developing the required estimates include the following key factors:

•
Discount rates. Our discount rates are based on yields of high-quality (AA-rated) fixed income investments for which the timing and amounts of maturities match the timing and amounts of the projected benefit payments.

•	Salary growth. The salary growth assumption reflects the Group’s long-term actual experience, outlook and assumed inflation.

•	Inflation. The inflation assumption is based on an evaluation of external market indicators.

•
Expected contributions. The expected amount and timing of contributions is based on an assessment of minimum funding requirements. From time to time contributions are made beyond those that are legally required.

•	Retirement rates. Retirement rates are developed to reflect actual and projected plan experience.

•
Mortality rates. Mortality rates are developed using our plan-specific populations, recent mortality information published by recognized experts in this field, primarily the U.S. Society of Actuaries and the Canadian Institute of Actuaries, and other data where appropriate to reflect actual and projected plan experience.

•
Plan assets measured at net asset value. Plan assets are recognized and measured at fair value in accordance with IFRS 13 - Fair Value Measurement. Plan assets for which there are no active markets are represented by the net asset value (“NAV”) and amounted to €3,000 million and €2,750 million at December 31, 2015 and 2014, respectively. These investments include private equity, real estate and hedge fund investments.

Significant differences in actual experience or significant changes in assumptions may affect the pension obligations and pension expense. The effects of actual results differing from assumptions and of amended assumptions are included in Other comprehensive income/(loss). The weighted average discount rates used to determine the benefit obligation for the defined benefit obligation for the defined benefit plan were 4.44 percent and 4.03 percent at December 31, 2015 and 2014, respectively.
At December 31, 2015 the effect of the indicated decrease or increase in the discount rate, holding all other assumptions constant, is as follows:

Effect on pension defined benefit obligation
( € million)
10 basis point decrease in discount rate	426
10 basis point increase in discount rate	(418)
Refer to Note 21 for additional information on the Group’s pension plans.
Other post-employment benefits
The Group provides health care, legal, severance, indemnity life insurance benefits and other postretirement benefits to certain hourly and salaried employees. Upon retirement, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically.
These postretirement employee benefits (or “OPEB”) are accounted for on an actuarial basis, which requires the selection of various assumptions. The estimation of the Group’s obligations, costs and liabilities associated with OPEB requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events estimated by using demographic assumptions such as mortality, dismissal and retirement rates, which may have an effect on the amount and timing of future payments.
Plan obligations and costs are based on existing plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Group is presently committed are not made.
The assumptions used in developing the required estimates include the following key factors:

•
Discount rates. Our discount rates are based on yields of high-quality (AA-rated) fixed income investments for which the timing and amounts of maturities match the timing and amounts of the projected benefit payments.

•	Health care cost trends. The Group’s health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends.

•	Salary growth. The salary growth assumptions reflect the Group’s long-term actual experience, outlook and assumed inflation.

•
Retirement and employee leaving rates. Retirement and employee leaving rates are developed to reflect actual and projected plan experience, as well as legal requirements for retirement in respective countries.

•
Mortality rates. Mortality rates are developed using our plan-specific populations, recent mortality information published by recognized experts in this field and other data where appropriate to reflect actual and projected plan experience.

At December 31, 2015, the effect of the indicated decreases or increases in the key factors affecting the health care, life insurance plans and severance indemnity in Italy (trattamento di fine rapporto or “TFR”), holding all other assumptions constant, is shown below:

	Effect on health care and life insurance defined benefit obligation	Effect on the TFR obligation
	(€ million)
10 basis point / (100 basis point for TFR) decrease in discount rate	32	41
10 basis point / (100 basis point for TFR) increase in discount rate	(31)	(38)
100 basis point decrease in health care cost trend rate	(129)	—
100 basis point increase in health care cost trend rate	157	—
Refer to Note 21 for additional information on the Group’s Other post-employment benefits.
Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives include Property, plant and equipment, Intangible assets and Assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development costs related to the NAFTA and EMEA segments. The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events or circumstances indicate that an asset may be impaired.
During the year ended December 31, 2015, impairment losses totaling €713 million were recognized. The most significant component of this impairment loss related to the decision taken by the Group during the fourth quarter of 2015 to realign a portion of its manufacturing capacity in the NAFTA region, as part of the plan to improve NAFTA margins and to better meet market demand for Ram pickup trucks and Jeep vehicles within the Group's existing plant infrastructure. The approval of this plan was deemed to be an indicator of impairment for certain of our vehicle platform cash generating units (“CGUs”) due to the significant changes to the extent to which the assets are expected to be used. The impairment test compared the carrying amount of the assets included in the respective CGUs (comprising property, plant and equipment and capitalized development costs) to their value in use, which was determined not to be materially different from their fair value, and was determined using a discounted cash flow methodology. The value in use of the CGUs, which was based primarily on unobservable inputs, was determined using pre-tax estimated future cash flows attributable to the CGU that were discounted using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the CGUs. As a result of completing the impairment test, it was determined that the carrying amount of the CGUs exceeded their value in use and an impairment charge of €598 million was recorded for the year ended December 31, 2015, of which €422 million related to tangible asset impairments and €176 million related to the impairment of capitalized development costs.

Due to impairment indicators existing in 2014 and 2013, primarily related to losses incurred in EMEA due to weak demand for vehicles and strong competition as well as changes in product strategy, impairment tests relating to the recoverability of CGUs in EMEA were performed. The impairment tests compared the carrying amount of the assets allocated to the CGUs (comprising property, plant and equipment and capitalized development costs) to their value in use using pre-tax estimated future cash flows based on the Group's 2014-2018 business plan presented on May 6, 2014, which were discounted to their present value using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the CGUs. The impairment test, which reflected the Group's available knowledge as to the expected future development of the business, markets and automotive industry, confirmed that the value in use of the CGUs in EMEA was greater than the carrying value at December 31, 2014 and as a result, no impairment losses were recognized in 2014. For the year ended December 31, 2013, total impairment charges of €116 million relating to CGUs in EMEA were recognized of which €61 million related to capitalized development costs (Note 4) and €55 million related to property, plant and equipment.

Recoverability of Goodwill and Intangible assets with indefinite useful lives
In accordance with IAS 36 - Impairment of Assets, Goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.

Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to CGUs within the operating segments. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands and capitalized development costs) and the recoverable amount of each CGU or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the Group primarily relates to the acquisition of FCA US. Goodwill has been allocated to the NAFTA, EMEA, APAC and LATAM operating segments.

The assumptions used in the impairment test represent management’s best estimate for the period under consideration. The estimate of the recoverable amount, for purposes of performing the annual impairment test for each of the operating segments, was determined using fair value less cost to sell for the year ended December 31, 2015 and was based on the following assumptions:

•
The expected future cash flows covering the period from 2016 through 2020 have been derived primarily from the Group’s 2014-2018 business plan presented on May 6, 2014, as updated. These cash flows relate to the respective CGUs in their condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flow are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends and segment, brand and model share for the respective operating segment over the period considered.

•
The expected future cash flows include a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporates a long-term growth rate assumption of 2 percent.

•
Post-tax cash flows have been discounted using a post-tax discount rate which reflects the current market assessment of the time value of money for the period being considered and the risks specific to the operating segment under consideration. The Weighted Average Cost of Capital ("WACC") ranged from approximately 16 percent to approximately 19 percent. The WACC was calculated using the Capital Asset Pricing Model technique.

The value estimated as described above was determined to be in excess of the book value of the net capital employed for each operating segment to which Goodwill has been allocated. As such, no impairment charges were recognized for Goodwill and Intangible assets with indefinite useful lives for the year ended December 31, 2015.

There were no impairment charges resulting from the impairment tests performed for the years ended December 31, 2014 and 2013.

Recoverability of deferred tax assets
The carrying amount of deferred tax assets is reduced to the extent that it is not probable that sufficient taxable profit will be available to allow the benefit of a part of or all of the deferred tax assets to be utilized. The recoverability of deferred tax assets is dependent on the Group’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Group considers future taxable income arising on the most recent budgets and plans, prepared by using the same criteria described for testing the impairment of assets and goodwill. Moreover, the Group estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these assets could be recovered.
These estimates and assumptions are subject to a high degree of uncertainty especially as it relates to future performance in Latin America and the Eurozone. Therefore changes in current estimates due to unanticipated events could have a significant impact on the Group’s Consolidated Financial Statements.

Sales incentives
The Group records the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale of the vehicle to the dealer. This estimated cost represents the incentive programs offered to dealers and consumers, as well as the expected modifications to these programs in order to facilitate sales of the dealer inventory. Subsequent adjustments to sales incentive programs related to vehicles previously sold to dealers are recognized as an adjustment to Net revenues in the period the adjustment is determinable.
The Group uses price discounts to adjust vehicle pricing in response to a number of market and product factors, including pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, consumer demand for the product and the desire to support promotional campaigns. The Group may offer a variety of sales incentive programs at any given point in time, including cash offers to dealers and consumers and subvention programs offered to customers, or lease subsidies, which reduce the retail customer’s monthly lease payment or cash due at the inception of the financing arrangement, or both. Sales incentive programs are generally brand, model and region specific for a defined period of time.
Multiple factors are used in estimating the future incentive expense by vehicle line including the current incentive programs in the market, planned promotional programs and the normal incentive escalation incurred as the model year ages. The estimated incentive rates are reviewed monthly and changes to planned rates are adjusted accordingly, thus impacting revenues. As there are a multitude of inputs affecting the calculation of the estimate for sales incentives, an increase or decrease of any of these variables could have a significant effect on Net revenues.
Product warranties, recall campaigns and product liabilities
The Group establishes reserves for product warranties at the time the sale is recognized. The Group issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term. The accrual for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and buyback commitments. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the Group’s vehicles. In addition, the number and magnitude of additional service actions expected to be approved and policies related to additional service actions are taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in the assumptions used could materially affect the results of operations.
The Group periodically initiates voluntary service and recall actions to address various customer satisfaction as well as safety and emissions issues related to vehicles sold. Included in the reserve is the estimated cost of these service and recall actions. The estimated future costs of these actions are based primarily on historical claims experience for our vehicles. Given recent increases in both the cost and frequency of recall campaigns, and increased regulatory activity across the industry in the U.S. and Canada, an additional actuarial analysis that gives greater weight to the more recent calendar year trends in recall campaign activity was added to our adequacy assessment during the three months ended September 30, 2015. Refer to Note 2 for additional information.
Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Group to make expenditures in excess of (or less than) established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. The estimate of warranty and additional service and recall action obligations is periodically reviewed during the year. Experience has shown that initial data for any given model year can be volatile; therefore, our process relies upon long-term historical averages until sufficient data is available. As actual experience becomes available, it is used to modify the historical averages to ensure that the forecast is within the range of likely outcomes. Resulting accruals are then compared with current spending rates to ensure that the balances are adequate to meet expected future obligations.

In addition, the Group makes provisions for estimated product liability costs arising from property damage and personal injuries including wrongful death, and potential exemplary or punitive damages alleged to be the result of product defects. By nature, these costs can be infrequent, difficult to predict and have the potential to vary significantly in amount. The valuation of the reserve is actuarially determined on an annual basis based on, among other factors, the number of vehicles sold and product liability claims incurred. Costs associated with these provisions are recorded in the Consolidated Income Statement and any subsequent adjustments are recorded in the period in which the adjustment is determined.
Litigation
Various legal proceedings, claims and governmental investigations are pending against the Group on a wide range of topics, including vehicle safety, emissions and fuel economy, dealer, supplier and other contractual relationships, intellectual property rights, product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.
Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Moreover, the cases and claims against the Group are often derived from complex legal issues which are subject to differing degrees of uncertainty, including the facts and circumstances of each particular case, the manner in which the applicable law is likely to be interpreted and applied and the jurisdiction and the different laws involved. An accrual is established in connection with pending or threatened litigation if a loss is probable, there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes probable, but the amount cannot be estimated, the matter is disclosed in the notes to the Consolidated Financial Statements. Since these accruals represent estimates, the resolution of some of these matters could require the Group to make payments in excess of the amounts accrued or may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated.
The Group monitors the status of pending legal procedures and consults with experts on legal and tax matters on a regular basis. As such, the provisions for the Group’s legal proceedings and litigation may vary as a result of future developments in pending matters.

SCOPE OF CONSOLIDATION
At December 31, 2015 and December 31, 2014, FCA had the following significant direct and indirect interests in the following subsidiaries:

		At December 31, 2015		At December 31, 2014
Name	Country	Shares held by the Group	Shares held by NCI	Shares held by the Group	Shares held by NCI
Directly held interests
FCA Italy S.p.A.	Italy	100.00%	—	100.00%	—
Ferrari N.V.	Italy	80.00%	20.00%	—	—
Maserati S.p.A.	Italy	100.00%	—	100.00%	—
Magneti Marelli S.p.A.	Italy	99.99%	0.01%	99.99%	0.01%
Teksid S.p.A.	Italy	100.00%	—	84.79%	15.21%
Comau S.p.A.	Italy	100.00%	—	100.00%	—
Indirectly held interests
FCA US LLC	U.S.	100.00%	—	100.00%	—
Ferrari S.p.A.	Italy	80.00%	20.00%	90.00%	10.00%

Each of these subsidiaries holds direct or indirect interests in other Group companies. The Consolidated Financial Statements included 303 and 306 subsidiaries consolidated on a line-by-line basis at December 31, 2015 and 2014, respectively.

CHANGES IN THE SCOPE OF CONSOLIDATION
The following significant changes in the scope of consolidation occurred during the years ended December 31, 2015, 2014, and 2013:
2015

•
In January 2015, FCA entered into a merger agreement with Mercurio S.p.A. (“Mercurio”) whereby the net assets of FCA's wholly owned subsidiary, La Stampa, were merged with Mercurio's wholly owned subsidiary, Società Edizioni e Pubblicazioni S.p.A. (“SEP”), which owned and operated the Italian newspaper “Il Secolo XIX.” As a result of the merger agreement, FCA owns 77 percent of the combined entity, Italiana Editrice S.p.A., with the remaining 23 percent owned by Mercurio. In addition, FCA granted Mercurio a put option to sell its entire share in Italiana Editrice S.p.A., which is exercisable from January 1, 2019 to December 31, 2019. Given the net assets acquired by FCA constitute a business and FCA was deemed to be the acquirer and in control of Italiana Editrice S.p.A., the Group accounted for the merger transaction as a business combination. The Group recorded the identifiable net assets acquired at fair value and recognized €54 million of goodwill.

2014

•	In January 2014, FCA acquired the remaining 41.5 percent interest in FCA US previously not owned (described below).

•	In May 2014, FCA disposed of a subsidiary within the Components segment (Fonderie du Poitou Fonte S.A.S.).

2013

•	In October 2013, FCA acquired the 50 percent remaining interest of VM Motori Group previously not owned from General Motors.

•
In November 2013, the investment in the Brazilian company, CMP Componentes e Modulos Plasticos Industria e Commercio Ltda, which was previously classified as held for sale on acquisition, was consolidated on a line-by-line basis as a result of changes in the plans for its sale.

ACQUISITION OF THE REMAINING OWNERSHIP INTEREST IN FCA US
As of December 31, 2013, FCA held a 58.5 percent ownership interest in FCA US and the UAW Retiree Medical Benefits Trust, (the “VEBA Trust”) held the remaining 41.5 percent. On January 1, 2014, FCA 's 100 percent owned subsidiary FCA North America Holdings LLC, (“FCA NA”) and the VEBA Trust announced that they had entered into an agreement (“the Equity Purchase Agreement”) under which FCA NA agreed to acquire the VEBA Trust’s 41.5 percent interest in FCA US, which included an approximately 10 percent interest in FCA US subject to previously exercised options that had been subject to ongoing litigation, for cash consideration of U.S.$3,650 million (€2,691 million) as follows:

•
a special distribution of U.S.$1,900 million (€1,404 million) paid by FCA US to its members, which served to fund a portion of the transaction, wherein FCA NA directed its portion of the special distribution to the VEBA Trust as part of the purchase consideration; and

•	an additional cash payment by FCA NA to the VEBA Trust of U.S.$1,750 million (€1.3 billion).

The previously exercised options for approximately 10 percent interest in FCA US were historically carried at cost, which was zero as the options were on shares that did not have a quoted market price in an active market and as the interpretation of the formula required to calculate the exercise price on the options was disputed by the VEBA Trust and had been subject to ongoing litigation. Upon consummation of the transactions contemplated by the Equity Purchase Agreement, the fair value of the underlying equity and the estimated exercise price of the options, at that point, became reliably estimable. As such, on the transaction date, the options were remeasured to their fair value of U.S.$302 million (€223 million at the transaction date), which resulted in a corresponding non-taxable gain that was recorded within Other income/(expenses).
The fair value of the options was calculated as the difference between the estimated exercise price for the disputed options encompassed in the Equity Purchase Agreement of U.S.$650 million (€481 million) and the estimated fair value for the underlying approximately 10 percent interest in FCA US of U.S.$952 million (€704 million). Management had estimated the exercise price for the disputed options to be U.S.$650 million (€481 million at the transaction date) representing the mid-point of the range between U.S.$600 million (€444 million at the transaction date) and U.S.$700 million (€518 million at the transaction date. Management believed this amount represented the appropriate point estimate of the exercise price encompassed in the Equity Purchase Agreement.
Since there was no publicly observable market price for FCA US’s membership interests, the fair value as of the transaction date of the approximately 10 percent non-controlling ownership interest in FCA US was determined based on the range of potential values determined in connection with the IPO that FCA US was pursuing at the time the Equity Purchase Agreement was negotiated and executed, which was corroborated by a discounted cash flow valuation that estimated a value near the mid-point of the range of potential IPO values. Management concluded that the mid-point of the range of potential IPO value provided the best evidence of the fair value of FCA US’s membership interests at the transaction date as it reflects market input obtained during the IPO process, thus providing better evidence of the price at which a market participant would transact consistent with IFRS 13 - Fair Value Measurement.
The potential IPO values for 100 percent of FCA US’s equity on a fully distributed basis ranged from $10.5 billion to U.S.$12.0 billion (€7.6 billion to €8.7 billion at December 31, 2013). Management concluded the mid-point of this range, U.S.$11.25 billion (€8.16 billion at December 31, 2013), was the best point estimate of fair value. The IPO value range was determined using earnings multiples observed in the market for publicly traded U.S.-based automotive companies. This fully distributed value was then reduced by approximately 15 percent for the expected discount that would have been realized in order to complete a successful IPO for the minority interest being sold between a willing buyer and a willing seller pursuant to the principles in IFRS 13 - Fair Value Measurement. This discount was estimated based on certain factors that a market participant would have considered including the fact that Fiat intended on remaining the majority owner of FCA US, that there was no active market for FCA US’s equity and that the IPO price represents the creation of the public market, which would have taken time to develop into an active market.
Concurrent with the closing of the acquisition under the Equity Purchase Agreement, FCA US and UAW executed and delivered a contractually binding and legally enforceable Memorandum of Understanding (“MOU”) to supplement FCA US’s existing collective bargaining agreement. Under the MOU, the UAW committed to (i) use the best efforts to cooperate in the continued roll-out of FCA US’s World Class Manufacturing (“WCM”) programs, (ii) to actively participate in benchmarking efforts associated with implementation of WCM programs across all FCA's manufacturing sites to ensure objective competitive assessments of operational performance and provide a framework for the proper application of WCM principles, and (iii) to actively assist in the achievement of FCA US’s long-term business plan. In consideration for these legally enforceable commitments, FCA US agreed to make payments to a UAW-organized independent VEBA Trust totaling U.S.$700 million (€518 million at the transaction date) to be paid in four equal annual installments. Considering FCA US’s non-performance risk over the payment period as of the transaction date and its unsecured nature, this payment obligation had a fair value of U.S.$672 million (€497 million) as of the transaction date.

The Group considered the terms and conditions set forth in the above mentioned agreements and accounted for the Equity Purchase Agreement and the MOU as a single commercial transaction with multiple elements. As such, the fair value of the consideration paid discussed above, which amounts to U.S.$4,624 million (€3,411 million at the transaction date), including the fair value of the previously exercised disputed options, was allocated to the elements obtained by the Group. Due to the unique nature and inherent judgment involved in determining the fair value of the UAW's commitments under the MOU, a residual value methodology was used to determine the portion of the consideration paid attributable to the UAW's commitments as follows:

January 21, 2014
(€ million)
Special distribution from FCA US	1,404
Cash payment from FCA NA	1,287
Fair value of the previously exercised options	223
Fair value of financial commitments under the MOU	497
Fair value of total consideration paid	3,411
Less the fair value of an approximately 41.5 percent non-controlling ownership interest in FCA US	(2,916)
Consideration allocated to the UAW’s commitments	495
The fair value of the 41.5 percent non-controlling ownership interest in FCA US acquired by FCA from the VEBA Trust (which includes the approximately 10 percent pursuant to the settlement of the previously exercised options discussed above) was determined using the valuation methodology discussed above.
The residual of the fair value of the consideration paid of U.S.$670 million (€495 million) was allocated to the UAW’s contractually binding and legally enforceable commitments to FCA US under the MOU.
The effects of changes in ownership interests in FCA US were as follows:

January 21, 2014
(€ million)
Carrying amount of non-controlling interest acquired	3,976
Less consideration allocated to the acquisition of the non-controlling interest	(2,916)
Additional net deferred tax assets	251
Effect on the equity attributable to owners of the parent	1,311
In accordance with IFRS 10 – Consolidated Financial Statements, equity reserves were adjusted to reflect the change in the ownership interest in FCA US through a corresponding adjustment to Equity attributable to the parent. As the transaction described above resulted in the elimination of the non-controlling interest in FCA US, all items of Other comprehensive income/(loss) previously attributed to the non-controlling interest were recognized in equity reserves.
Accumulated actuarial gains and losses from the remeasurement of the defined benefit plans of FCA US totaling €1,248 million has been recognized since the consolidation of FCA US in 2011. As of the transaction date, €518 million, which is approximately 41.5 percent of this amount, had been recognized in non-controlling interest. In connection with the acquisition of the non-controlling interest in FCA US, this amount was recognized as an adjustment to the equity reserve within Remeasurement of defined benefit plans.
With respect to the MOU entered into with the UAW, the Group recognized €495 million (U.S.$670 million) in Other income/(expenses) in the Consolidated Income Statement. The first U.S.$175 million installment under the MOU was paid to the VEBA Trust on January 21, 2014, which was equivalent to €129 million at that date, and is reflected in the operating section of the Consolidated Statement of Cash Flows. The second installment of U.S.$175 million (approximately €151 million at that date) was paid to the VEBA Trust on January 21, 2015. The remaining outstanding obligation pursuant to the MOU as of December 31, 2015 of €313 million (U.S.$341 million), which includes €8 million (U.S.$9 million) of accreted interest, is recorded in Other current liabilities in the Consolidated Statement of Financial Position. The third installment of U.S.$175 million (approximately €161 million at that date) was paid to the VEBA Trust on January 21, 2016.

The Equity Purchase Agreement also provided for a tax distribution from FCA US to its members under the terms of FCA US ’s Limited Liability Company Operating Agreement (as amended from time to time, the “LLC Operating Agreement”) in the amount of approximately U.S.$60 million (€45 million) to cover the VEBA Trust’s tax obligation. As this payment was made pursuant to a specific requirement in the LLC Operating Agreement, it was not considered part of the multiple element transaction.
Transactions with non-controlling interests during the years ended December 31, 2015, 2014, and 2013 were as follows:

•
Acquisition of the remaining 15.2 percent interest in Teksid S.p.A. from Renault in December 2015. As a result, all the rights and obligations arising from the previous shareholder agreement between FCA and Renault, including the put option were canceled.

•
In August 2014, Ferrari S.p.A. acquired an additional 21 percent in the share capital of the subsidiary Ferrari Maserati Cars International Trading (Shanghai) Co. Ltd. increasing its interest from 59 percent to 80 percent (the Group’s interests increased from 53.1 percent to 72 percent). In accordance with IFRS 10 - Consolidated Financial Statements, non-controlling interest and equity reserves were adjusted to reflect the change in the ownership interest through a corresponding adjustment to Equity attributable to the parent.

(1) Net revenues
Net revenues were as follows:

	For the Years Ended December 31,
	2015	2014	2013
	(€ million)
Revenues from:
Sales of goods	107,095	90,308	81,563
Services provided	1,600	1,644	1,490
Contract revenues	1,309	1,150	1,038
Interest income of financial services activities	188	230	201
Lease installments from assets sold with a buy-back commitment	403	308	238
Total Net revenues	110,595	93,640	84,530
Net revenues were attributed as follows:

	For the Years Ended December 31,
	2015	2014	2013
	(€ million)
Revenues in:
North America	71,979	53,991	47,044
Italy	7,165	6,849	6,566
Brazil	5,103	7,498	8,417
China	4,720	6,065	4,223
Germany	3,794	3,298	2,897
France	2,852	1,784	1,902
UK	1,744	1,559	1,171
Turkey	1,682	1,378	1,259
Spain	1,254	1,081	919
Argentina	1,175	1,180	1,438
Australia	936	1,184	954
Other countries	8,191	7,773	7,740
Total Net revenues	110,595	93,640	84,530

(2) Cost of sales
Cost of sales during the years ended December 31, 2015, 2014 and 2013 amounted to €97,620 million, €81,592 million and €73,038 million, respectively, and included €115 million, €155 million and €173 million, respectively, of interest and other financial expenses from financial services companies. Cost of sales also included €432 million, €160 million and €196 million related to the decrease in value for assets sold with buy-back commitments during the years ended December 31, 2015, 2014 and 2013, respectively.
As part of the plan to improve margins in NAFTA, the Group will realign a portion of its manufacturing capacity in the region to better meet market demand for Ram pickup trucks and Jeep vehicles within the Group's existing plant infrastructure. As a result, a total of €658 million, of which €422 million related to asset impairments and €236 million related to the payment of supplemental unemployment benefits due to extended downtime at certain plants associated with the implementation of the new manufacturing plan, was recognized during the fourth quarter and was recorded within Cost of sales for the year ended December 31, 2015.
Given recent increases in both the cost and frequency of recall campaigns and increased regulatory activity across the industry in the U.S and Canada, an additional actuarial analysis, that gives greater weight to the more recent calendar year trends in recall campaign experience, has been added to the adequacy assessment to estimate future recall costs. This reassessment resulted in a change in estimate for estimated future recall campaign costs for the U.S. and Canada of €761 million related to vehicles sold in periods prior to the third quarter that was recorded within Cost of sales for the year ended December 31, 2015. In the second half of 2015, in connection with this reassessment, we incurred additional warranty costs related to the increase in the accrual rate per vehicle.
Cost of sales for the year ended December 31, 2015 included total charges of €163 million, of which €80 million was due to the adoption of the Venezuelan government’s Marginal Currency System (the "SIMADI" exchange rate) at June 30, 2015 (Note 30) and €83 million was due to the devaluation of the Argentinian Peso resulting from changes in monetary policy.
Cost of sales for the years ended December 31, 2014 and 2013 included charges of €98 million and €43 million, respectively, related to the devaluation of the Venezuelan Bolivar ("VEF") exchange rate relative to the U.S.$ and the remeasurement of our VEF denominated net monetary assets (Note 30).
Cost of sales for the year ended December 31, 2013 included charges of €115 million related to the voluntary safety recall as well as customer satisfaction actions for certain Jeep vehicles and €57 million related to certain write-downs within the cast-iron business of the Components segment (Teksid), which were partially offset by the €166 million impact of a curtailment gain and plan amendments following FCA US's amendment to its U.S. and Canadian salaried defined benefit pension plans.
(3) Selling, general and administrative costs
Selling costs for the years ended December 31, 2015, 2014 and 2013 amounted to €5,050 million, €4,499 million and €4,213 million, respectively, and mainly consisted of marketing, advertising, and sales personnel costs. Marketing and advertising expenses consisted of media campaigns as well as marketing support in the form of trade and auto shows, events, and sponsorships.
General and administrative costs for the years ended December 31, 2015, 2014 and 2013 amounted to €2,678 million, €2,448 million and €2,402 million, respectively, and mainly consisted of administration expenses which were not attributable to sales, manufacturing or research and development functions.

(4) Research and development costs
Research and development costs were as follows:

	For the Years Ended December 31,
	2015	2014	2013
	(€ million)
Research and development costs expensed during the year	1,449	1,320	1,257
Amortization of capitalized development costs	1,194	932	768
Impairment and write-off of costs previously capitalized	221	82	250
Total Research and development costs	2,864	2,334	2,275

The impairment and write-off of costs previously capitalized during the year ended December 31, 2015 mainly related to the Group's plan to realign a portion of its manufacturing capacity in NAFTA to better meet demand for Ram pickup trucks and Jeep vehicles within the Group's existing plant infrastructure, which resulted in an impairment charge of €176 million for capitalized development costs that had no future economic benefit.
As a result of new product strategies and the streamlining of architectures and related production platforms associated with the Group, the operations to which specific capitalized development costs belonged were redesigned during the year ended December 31, 2014. As no future economic benefits were expected from these specific capitalized development costs, €47 million within the EMEA segment and €28 million within the NAFTA segment of development costs were written off and recorded within Research and development costs in the Consolidated Income Statement for the year ended December 31, 2014.
To reflect changes in its product strategy, the Group wrote-off specific capitalized development costs totaling €250 million during the year ended December 31, 2013. This amount mainly included €151 million for the EMEA segment, €32 million for the LATAM segment and €65 million for Maserati in connection with development costs on new vehicles, which had been shifted to new platforms considered technologically more appropriate.
Refer to Note 11 for information on capitalized development costs.

(5) Other income/(expenses)
For the year ended December 31, 2015, Other income/(expenses) amounted to €152 million and included income from royalties and licenses as well as €104 million of income related to legal settlements to which we were the plaintiff. This was partially offset by a total charge of €81 million resulting from a consent order (the “Consent Order”) entered into by FCA US with the U.S. Department of Transportation's National Highway Traffic Safety Administration (“NHTSA”) on July 24, 2015. The Consent Order resolved the issues raised by NHTSA with respect to FCA US’s execution of 23 recall campaigns in NHTSA’s Special Order issued to FCA US on May 22, 2015 and further addressed at a NHTSA public hearing held on July 2, 2015. Pursuant to the Consent Order, FCA US made a U.S.$70 million (€63 million) cash payment to NHTSA in September 2015 and will spend U.S.$20 million (€18 million) on industry and consumer outreach activities and incentives to enhance certain recall and service campaign completion rates. An additional U.S.$15 million (€14 million) payment will be payable by FCA US if it fails to comply with certain terms of the Consent Order.
FCA US also agreed under the Consent Order to offer, as an alternative remedy, to repurchase vehicles subject to three recall campaigns that had not already been remedied as of the date of the Consent Order at a price equal to the original purchase price less a reasonable allowance for depreciation plus ten percent. In addition, FCA US offered consumer incentives to encourage owners of vehicles subject to the structural reinforcement campaign to participate in the campaign. All premiums paid to repurchase vehicles in the three recall campaigns and customer incentives will be applied as credits to the U.S.$20 million (€18 million) that FCA US has agreed to spend on industry outreach amounts under the Consent Order. Although such amounts may exceed U.S.$20 million (€18 million), FCA US does not expect the net cost of providing these additional alternatives will be material to its financial position, liquidity or results of operations. FCA US began its buyback program on October 1, 2015. The Consent Order will remain in place for three years subject to NHTSA’s right to extend for an additional year in the event of FCA US's noncompliance with the Consent Order.

As a result of the Group's heightened scrutiny of its regulatory reporting obligations growing out of the Consent Order, the Group identified deficiencies in FCA US's Transportation Recall Enhancement, Accountability, and Documentation (TREAD) reporting. Following admission of these deficiencies to NHTSA, an amendment to the Consent Order was issued in December 2015 whereby a penalty of U.S.$70 million (€63 million) was imposed by NHTSA. The penalty, which was recorded within Other income/(expenses), was paid on January 6, 2016.

There were no other amounts within Other income/(expenses) that were individually material for the year ended December 31, 2015.

For the year ended December 31, 2014, Other income/(expenses) primarily included the €495 million expense recognized in connection with the execution of the MOU with the UAW entered into by FCA US in January 2014, that was partially offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US's membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned as described in the section — Changes in Scope of Consolidation - Acquisition of the remaining ownership interest in FCA US above. There were no other items that were individually material.
For the year ended December 31, 2013, Other income/(expenses) included €56 million related to the write-off of the book value of the right associated with the acquisition of the remaining interest in FCA US previously not owned. This charge was offset by other items that were not individually material.

(6) Net financial expenses
The following table summarizes the Group’s financial income and expenses, including the amounts reported in the Consolidated Income Statement within Net financial income/(expenses), as well as interest income from financial services activities, recognized within Net revenues, and interest cost and other financial charges from financial services companies, recognized within Cost of sales.

	For the Years Ended December 31,
	2015	2014	2013
Financial income:	(€ million)
Interest income and other financial income:	351	229	206
Interest income from banks deposits	157	169	152
Interest income from securities	10	7	8
Other interest income and financial income	184	53	46
Interest income of financial services activities	188	230	201
Gains on disposal of securities	14	3	4
Total Financial income	553	462	411

Total Financial income relating to:
Industrial companies (A)	365	232	210
Financial services companies (reported within Net revenues)	188	230	201

Financial expenses:
Interest expense and other financial expenses:	2,179	1,915	1,897
Interest expense on notes	1,196	1,204	959
Interest expense on borrowings from bank	527	426	367
Commission expenses	20	21	19
Other interest cost and financial expenses	436	264	552
Write-downs of financial assets	61	77	102
Losses on disposal of securities	28	6	3
Net interest expense on employee benefits provisions	350	330	371
Total Financial expenses	2,618	2,328	2,373
Net expenses/(income) from derivative financial instruments and exchange rate differences	228	110	(1)
Total Financial expenses and net expenses from derivative financial instruments and exchange rate differences	2,846	2,438	2,372

Total Financial expenses and net expenses from derivative financial instruments and exchange rate differences relating to:
Industrial companies (B)	2,731	2,283	2,199
Financial services companies (reported within Cost of sales)	115	155	173

Net Financial expenses relating to industrial companies (A - B)	2,366	2,051	1,989
Other interest cost and financial expenses for the year ended December 31, 2015 included a loss on extinguishment of debt totaling €168 million related to the prepayment of the secured senior notes of FCA US due in 2019 and 2021 (Note 23).
Other interest cost and financial expenses included interest expense of €41 million, €50 million, and €61 million related to the Canadian Health Care Trust Notes (Note 23) for the years ended December 31, 2015, 2014 and 2013, respectively. For the years ended December 31, 2014 and 2013, Other interest and financial expenses included interest expense related to the outstanding financial liability with the VEBA Trust (the “VEBA Trust Note”) of €33 million and €326 million, respectively.
Net expenses/(income) from derivative financial instruments and exchange rate differences included income of €31 million for the year ended December 31, 2013 arising from equity swaps on FCA and CNH Industrial N.V. (“CNHI”) shares relating to certain stock option plans that had expired in 2013.

(7) Tax expense/(benefit)
The following table summarizes Tax expense/(benefit):

	For the Years Ended December 31,
	2015	2014	2013
	(€ million)
Current tax expense	445	557	486
Deferred tax (income)/expense	(277)	(147)	(1,563)
Taxes relating to prior periods	(2)	14	18
Total Tax expense/(benefit)	166	424	(1,059)
The applicable tax rate used to determine the theoretical income taxes was 20.25 percent in 2015, which was the weighted-average statutory rate applicable in 2015 in the United Kingdom, the tax jurisdiction in which FCA is resident. In 2014, the weighted-average statutory rate in the United Kingdom was 21.5 percent. In 2013, the applicable tax rate used to determine the theoretical income taxes was 27.5 percent, which was the statutory rate applicable in Italy, the tax jurisdiction in which Fiat was resident. The change in the applicable tax rate is a result of the change in tax jurisdiction in connection with the Merger. The reconciliation between the theoretical income taxes calculated on the basis of the theoretical tax rate and income taxes recognized was as follows:

	For the Years Ended December 31,
	2015	2014	2013
	(€ million)
Theoretical income taxes	51	168	178
Tax effect on:
Recognition and utilization of previously unrecognized deferred tax assets	(20)	(172)	(1742)
Permanent differences	(36)	(132)	23
Tax credits	(238)	(68)	(32)
Deferred tax assets not recognized and write-downs	303	378	380
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	70	66	23
Taxes relating to prior years	(2)	14	22
Withholding tax	49	46	84
Other differences	(36)	63	(46)
Total Tax expense/(income), excluding IRAP	141	363	(1,110)
Effective tax rate	54.4%	46.4%	n.m.(1)
IRAP (current and deferred)	25	61	51
Total Tax expense/(benefit)	166	424	(1059)
__________________________
(1) Number is not meaningful.

In 2015, the Regional Italian Income Tax (“IRAP”) recognized within current taxes was €16 million (€41 million in 2014 and €38 million in 2013) and IRAP recognized within deferred tax expense was €9 million (€20 million in 2014 and €13 million in 2013). Since the IRAP taxable basis differs from Profit before taxes, it is excluded from the above effective tax rate calculation.
In 2015, the Group’s effective tax rate was 54.4 percent. The difference between the U.K. statutory tax rate and the effective tax rate is primarily due to €303 million arising from the unrecognized deferred tax assets on temporary differences and tax losses originating during the year, €70 million effect of higher foreign tax rates and a €98 million effect of the decrease in the Italian corporate tax rate, which is partially offset by the recognition of non-taxable incentives generating deferred tax benefits of €168 million, and U.S. tax credits of €238 million.

In 2014, the Group’s effective tax rate was 46.4 percent. The difference between the UK statutory tax rate and the effective income tax rate was primarily due to €378 million arising from unrecognized deferred tax assets on temporary differences and tax losses originating in the year in EMEA, which was partially offset by the recognition of non-recurring deferred tax benefits of €172 million.
The effective tax rate of 46.4 percent in 2014 increased to 54.4 percent in 2015 as a result of the decrease in Profit before tax and the relative increased impact of losses before tax in jurisdictions in which a tax benefit is not recorded on tax losses.
In 2013, the Group’s effective tax rate includes a significant tax benefit and is not comparable to prior periods primarily due to FCA US recognizing previously unrecognized deferred tax assets of €1,500 million. Excluding this effect, the effective tax rate of the Group in 2013 would have been 60.1 percent. The difference between the 2013 Italian statutory tax rate and effective tax rate was primarily due to the above-mentioned recognition and utilization of previously unrecognized deferred tax assets of €1,742 million (€1,500 million. of which was recognized in income taxes and €242 million in Other comprehensive income/(loss)). These benefits were partially offset by the negative impact of €380 million arising from the unrecognized deferred tax assets on temporary differences and tax losses originating in the year.
The Group recognizes the amount of Deferred tax assets less the Deferred tax liabilities of the individual companies within Deferred tax assets, where these may be offset. Amounts recognized were as follows:

	At December 31,
	2015	2014
	(€ million)
Deferred tax assets	3,343	3,547
Deferred tax liabilities	(156)	(233)
Net deferred tax assets	3,187	3,314

In 2015, Net deferred tax assets decreased by €127 million mainly due to a €1,374 million decrease related to the utilization of U.S. tax loss and credit carryforwards and a €104 million decrease due to the reclassification of Ferrari’s deferred tax assets to Assets held for distribution, offset by a €1,076 million increase due to an increase in U.S. deductible temporary differences and decrease in U.S. taxable temporary differences, a €211 million increase primarily due to an increase in Brazil tax loss carryforwards and other increases of €64 million.
The significant components of Deferred tax assets and liabilities and their changes during the years ended December 31, 2015 and 2014 were as follows:

	At January 1, 2015	Recognized in Consolidated Income Statement	Recognized in Equity	Translation differences and other changes	Transfer to assets held for distribution	At December 31, 2015
	(€ million)
Deferred tax assets arising on:
Provisions	4,567	1,330	—	230	(99)	6,028
Provision for employee benefits	1,412	360	12	371	(2)	2,153
Intangible assets	328	(78)	—	(1)	—	249
Impairment of financial assets	174	(24)	—	5	—	155
Inventories	310	(45)	—	3	(25)	243
Allowances for doubtful accounts	111	(7)	—	(11)	(6)	87
Other	1,760	(935)	(16)	(38)	(80)	691
Total	8,662	601	(4)	559	(212)	9,606
Deferred tax liabilities arising on:
Accelerated depreciation	(2,706)	195	—	(248)	13	(2,746)
Capitalization of development costs	(1,976)	(179)	—	(297)	76	(2,376)
Other Intangible assets and Intangible assets with indefinite useful lives	(1,296)	42	—	(173)	—	(1,427)
Provision for employee benefits	(21)	5	(215)	215	2	(14)
Other	(631)	222	(34)	32	21	(390)
Total	(6,630)	285	(249)	(471)	112	(6,953)
Deferred tax asset arising on tax loss carry-forwards	4,696	(778)	—	(194)	(7)	3,717
Unrecognized deferred tax assets	(3,414)	197	1	30	3	(3,183)
Total Net deferred tax assets	3,314	305	(252)	(76)	(104)	3,187

	At January 1, 2014	Recognized in Consolidated Income Statement	Recognized in Equity	Changes in the scope of consolidation	Translation differences and other changes	At December 31, 2014
	(€ million)
Deferred tax assets arising on:
Provisions	2,938	533	—	4	1,092	4,567
Provision for employee benefits	1,131	101	35	—	145	1,412
Intangible assets	343	(31)	—	—	16	328
Impairment of financial assets	191	(7)	—	—	(10)	174
Inventories	261	41	—	—	8	310
Allowances for doubtful accounts	110	—	—	—	1	111
Other	1,209	(947)	42	(4)	1,460	1,760
Total	6,183	(310)	77	—	2,712	8,662
Deferred tax liabilities arising on:
Accelerated depreciation	(1,404)	(80)	—	—	(1,222)	(2,706)
Capitalization of development costs	(1,416)	(155)	—	2	(407)	(1,976)
Other Intangible assets and Intangible assets with indefinite useful lives	(640)	23	—	16	(695)	(1,296)
Provision for employee benefits	(20)	2	(2)	—	(1)	(21)
Other	(562)	(56)	27	(16)	(24)	(631)
Total	(4,042)	(266)	25	2	(2,349)	(6,630)
Deferred tax asset arising on tax loss carry-forward	3,810	777	—	—	109	4,696
Unrecognized deferred tax assets	(3,326)	(56)	—	(2)	(30)	(3,414)
Total Net deferred tax assets	2,625	145	102	—	442	3,314
The decision to recognize deferred tax assets is made for each company in the Group by critically assessing whether conditions exist for the future recoverability of such assets by taking into account recent forecasts from budgets and plans. Despite a tax loss in the Group’s wholly-owned consolidated Italian subsidiaries, the Group continued to recognize Italian deferred tax assets of €764 million (€799 million at December 31, 2014) as the Group expects Italian taxable income in future periods and based on the fact that Italian tax losses can be carried forward indefinitely. The Group also continues to recognize Brazilian deferred tax assets of €571 million (€364 million at December 31, 2014) as the Group expects Brazilian taxable income in future periods and because Brazilian tax losses can be carried forward indefinitely.
    At December 31, 2015, the Group had deferred tax assets on deductible temporary differences of €9,606 million (€8,662 million at December 31, 2014), of which €533 million was not recognized (€480 million at December 31, 2014). At the same date the Group also had theoretical tax benefits on losses carried forward of €3,717 million (€4,696 million at December 31, 2014), of which €2,650 million was unrecognized (€2,934 million at December 31, 2014). The Group also had deferred tax liabilities on taxable temporary differences of €6,953 million (€6,630 million at December 31, 2014).
Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future.

Total deductible and taxable temporary differences and accumulated tax losses at December 31, 2015, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiration, were as follows:

		Years of expiration
	Total at December 31, 2015	2016	2017	2018	2019	Beyond 2019	Unlimited/indeterminable
	(€ million)
Temporary differences and tax losses relating to corporate taxation:
Deductible temporary differences	27,841	6,708	3,886	3,744	4,855	8,648	—
Taxable temporary differences	(20,017)	(2,848)	(2,360)	(2,331)	(2,321)	(10,469)	312
Tax losses	14,457	90	79	132	138	631	13,387
Amounts for which deferred tax assets were not recognized	(11,781)	33	(4)	119	(60)	(1,106)	(10,763)
Temporary differences and tax losses relating to corporate taxation	10,500	3,983	1,601	1,664	2,612	(2,296)	2,936
Temporary differences and tax losses relating to local taxation (i.e. IRAP in Italy):
Deductible temporary differences	20,623	5,218	2,967	2,917	3,766	5,755	—
Taxable temporary differences	(18,349)	(2,374)	(2,081)	(2,116)	(2,083)	(10,018)	323
Tax losses	1,297	(3)	(1)	6	4	47	1,243
Amounts for which deferred tax assets were not recognized	(613)	182	(45)	(22)	104	(154)	(677)
Temporary differences and tax losses relating to local taxation	2,958	3,023	840	785	1,791	(4,370)	889
(8) Other information by nature
Personnel costs for the Group, including Ferrari, for the years ended December 31, 2015, 2014 and 2013 amounted to €11,870 million, €10,099 million and €9,471 million, respectively, which included costs that were capitalized mainly in connection with product development activities.
For the year ended December 31, 2015, FCA, including Ferrari, had an average number of employees of 236,559 (231,613 employees in 2014 and 223,658 employees in 2013).
(9) Earnings per share
Basic earnings per share
The basic earnings per share for the years ended December 31, 2015, 2014 and 2013 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during the periods. In addition, for the years ended December 31, 2015 and 2014, the weighted average number of shares outstanding included the minimum number of ordinary shares to be converted as a result of the issuance of the mandatory convertible securities (Note 19).

The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2015, 2014 and 2013:

			For the Years Ended December 31,
			2015	2014	2013
Net profit attributable to owners of the parent	€	million	334	568	904
Weighted average number of shares outstanding		thousand	1,510,555	1,222,346	1,215,921
Basic earnings per ordinary share			€0.221	0.465	0.744

			For the Years Ended December 31,
			2015	2014	2013
Net profit from continuing operations attributable to owners of the parent	€	million	83	327	690
Weighted average number of shares outstanding		thousand	1,510,555	1,222,346	1,215,921
Basic earnings per ordinary share from continuing operations			€0.055	0.268	0.568

			For the Years Ended December 31,
			2015	2014	2013
Net profit from discontinued operations attributable to owners of the parent	€	million	251	241	214
Weighted average number of shares outstanding		thousand	1,510,555	1,222,346	1,215,921
Basic earnings per ordinary share from discontinued operations			€0.166	0.197	0.176
Diluted earnings per share
In order to calculate the diluted earnings per share, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect of the potential common shares that would be issued for the restricted and performance share units outstanding and unvested at December 31, 2015 (Note 20) as determined using the treasury stock method. For the years ended December 31, 2014 and 2013, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect that would arise if all the share-based payment plans were exercised.
In addition, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect that would arise if the shares related to the mandatory convertible securities (Note 19) were issued for the years ended December 31, 2015 and 2014. Based on FCA's share price, the minimum number of shares would have been issued had the mandatory convertible securities been converted at December 31, 2015.  As such, there was no difference between the basic and diluted earnings per share for the year ended December 31, 2015 in respect of the mandatory convertible securities.
There were no instruments excluded from the calculation of diluted earnings per share for the periods presented because of an anti-dilutive impact.

The following table provides the amounts used in the calculation of diluted earnings per share for the years ended December 31, 2015, 2014 and 2013:

			For the Years Ended December 31,
			2015	2014	2013
Net profit attributable to owners of the parent	€	million	334	568	904
Weighted average number of shares outstanding		thousand	1,510,555	1,222,346	1,215,921
Number of shares deployable for share-based compensation		thousand	3,452	11,204	13,005
Dilutive effect of Mandatory Convertible Securities		thousand	—	547	—
Weighted average number of shares outstanding for diluted earnings per share		thousand	1,514,007	1,234,097	1,228,926
Diluted earnings per ordinary share			€0.221	0.460	0.736

			For the Years Ended December 31,
			2015	2014	2013
Net profit from continuing operations attributable to owners of the parent	€	million	83	327	690
Weighted average number of shares outstanding for diluted earnings per share		thousand	1,514,007	1,234,097	1,228,926
Diluted earnings per ordinary share from continuing operations			€0.055	0.265	0.562

			For the Years Ended December 31,
			2015	2014	2013
Net profit from discontinued operations attributable to owners of the parent	€	million	251	241	214
Weighted average number of shares outstanding for diluted earnings per share		thousand	1,514,007	1,234,097	1,228,926
Diluted earnings per ordinary share from discontinued operations			€0.166	0.195	0.174

(10) Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at December 31, 2015 and December 31, 2014 are summarized below:

	Balance at January 1, 2015	Change in the scope of consolidation	Translation differences	Transfer to Assets held for distribution	Balance at December 31, 2015

Gross amount	11,501	54	1,198	(787)	11,966
Accumulated impairment losses	(442)	—	(28)	1	(469)
Goodwill	11,059	54	1,170	(786)	11,497
Brands	2,953	—	340	—	3,293
Total Goodwill and intangible assets with indefinite useful lives	14,012	54	1,510	(786)	14,790

	Balance at January 1, 2014	Translation differences	Balance at December 31, 2014
	( € million)
Gross amount	10,283	1,218	11,501
Accumulated impairment losses	(443)	1	(442)
Goodwill	9,840	1,219	11,059
Brands	2,600	353	2,953
Total Goodwill and intangible assets with indefinite useful lives	12,440	1,572	14,012
Foreign exchange effects in 2015 and in 2014 amounted to €1,510 million and €1,572 million, respectively, and arose mainly from changes in the U.S.$/Euro rate.
Brands
Brands are composed of the Chrysler, Jeep, Dodge, Ram and Mopar brands which resulted from the acquisition of FCA US. These rights are protected legally through registration with government agencies and through the continuous use in commerce. As these rights have no legal, contractual, competitive or economic term that limits their useful lives, they are classified as intangible assets with indefinite useful lives, and are therefore not amortized but are instead tested annually for impairment.
For the purpose of impairment testing, the carrying value of Brands, which is allocated to the NAFTA segment, is tested jointly with the Goodwill allocated to the NAFTA segment.
Goodwill
At December 31, 2015, goodwill included €11,359 million from the acquisition of FCA US (€10,185 million at December 31, 2014). At December 31, 2015, €786 million of goodwill related to Ferrari has been classified within Assets held for distribution as a result of Ferrari meeting the held for sale criteria noted within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations on December 3, 2015 (refer to the section —Principal Activities above).
There were no impairment charges recognized in respect of goodwill and intangible assets with indefinite lives during the years ended December 31, 2015, 2014 and 2013.

The following table presents the allocation of Goodwill across our reportable segments:

	At December 31,
	2015	2014
	( € million)
NAFTA	9,312	8,350
APAC	1,210	1,085
LATAM	583	517
EMEA	276	233
Ferrari (1)	—	786
Components	62	52
Other activities	54	36
Total Goodwill	11,497	11,059
_________________________
(1) Goodwill related to Ferrari was reclassified to Assets held for distribution; refer to the section - Principal Activities above

(11)    Other intangible assets

	Externally acquired development costs	Development costs internally generated	Patents, concessions, licenses and credits	Other intangible assets	Total
	( € million)
Gross carrying amount at January 1, 2014	6,859	4,654	2,285	621	14,419
Additions	1,542	725	350	89	2,706
Divestitures	(8)	(36)	(38)	(6)	(88)
Translation differences and other changes	239	168	207	4	618
Balance at December 31, 2014	8,632	5,511	2,804	708	17,655
Additions	1,459	1,200	247	130	3,036
Divestitures	—	(46)	(12)	(10)	(68)
Translation differences and other changes	430	(178)	212	(72)	392
Transfer to Assets held for distribution	(1,259)	—	(131)	(55)	(1,445)
Balance at December 31, 2015	9,262	6,487	3,120	701	19,570
Accumulated amortization and impairment losses Balance at January 1, 2014	3,165	2,678	1,086	416	7,345
Amortization	648	409	225	49	1,331
Impairment losses and asset write-offs	46	36	—	—	82
Divestitures	(6)	(30)	(33)	(4)	(73)
Translation differences and other changes	(84)	152	59	8	135
Balance at December 31, 2014	3,769	3,245	1,337	469	8,820
Amortization	857	452	301	54	1,664
Impairment losses and asset write-offs	187	34	—	2	223
Divestitures	—	(34)	(11)	(9)	(54)
Translation differences and other changes	165	(80)	73	(39)	119
Transfer to Assets held for distribution	(985)	—	(117)	(46)	(1,148)
Balance at December 31, 2015	3,993	3,617	1,583	431	9,624
Carrying amount at December 31, 2014	4,863	2,266	1,467	239	8,835
Carrying amount at December 31, 2015	5,269	2,870	1,537	270	9,946

Additions of €3,036 million in 2015 (€2,706 million in 2014) included development costs of €2,659 million (€2,267 million in 2014), consisting primarily of material costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and powertrain programs, as well as the investment for the development of Alfa Romeo vehicles. Of the €223 million impairment losses and asset write-offs in 2015, €176 million related to the impairment of capitalized development costs that had no future economic benefit as a result of the Group's plan to realign a portion of its manufacturing capacity in NAFTA to better meet market demand for Ram pickups and Jeep vehicles within the Group's existing plant infrastructure.
Translation differences principally reflect foreign exchange gains of €298 million in 2015 and €482 million in 2014 primarily related to foreign currency translation of the U.S.$ to the Euro.
Refer to Note 4 for information about the write-down of certain capitalized development costs.

(12) Property, plant and equipment

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and tangible assets in progress	Total
	(€ million)
Gross carrying amount at January 1, 2014	880	7,035	38,405	2,037	2,284	50,641
Additions	14	766	2,877	292	1,466	5,415
Divestitures	(7)	(94)	(1,248)	(37)	(2)	(1,388)
Translation differences	35	316	1,586	168	132	2,237
Other changes	23	2	867	62	(969)	(15)
Balance at December 31, 2014	945	8,025	42,487	2,522	2,911	56,890
Additions	3	534	3,262	302	2,047	6,148
Divestitures	(4)	(40)	(1,126)	(62)	(6)	(1,238)
Translation differences	(27)	(64)	231	99	(127)	112
Other changes	6	(30)	758	11	(704)	41
Transfer to Assets held for distribution	(23)	(317)	(1,704)	(138)	(35)	(2,217)
Balance at December 31, 2015	900	8,108	43,908	2,734	4,086	59,736
Accumulated depreciation and impairment losses at January 1, 2014	7	2,394	23,918	1,078	11	27,408
Depreciation	—	266	3,099	201	—	3,566
Divestitures	(2)	(87)	(1,219)	(33)	—	(1,341)
Impairment losses and asset write-offs	—	6	27	—	—	33
Translation differences	—	57	653	61	—	771
Other changes	2	10	19	9	5	45
Balance at December 31, 2014	7	2,646	26,497	1,316	16	30,482
Depreciation	—	309	3,453	262	—	4,024
Divestitures	—	(31)	(1,091)	(53)	(2)	(1,177)
Impairment losses and asset write-offs	1	11	474	3	1	490
Translation differences	(1)	(14)	3	19	(1)	6
Other changes	37	(26)	39	(2)	(1)	47
Transfer to Assets held for distribution	—	(113)	(1,375)	(102)	—	(1,590)
Balance at December 31, 2015	44	2,782	28,000	1,443	13	32,282
Carrying amount at December 31, 2014	938	5,379	15,990	1,206	2,895	26,408
Carrying amount at December 31, 2015	856	5,326	15,908	1,291	4,073	27,454

Additions of €6,148 million in 2015 (€5,415 million in 2014) were primarily related to the mass-market vehicle operations in the NAFTA segment, as well as for the construction of the plant in Pernambuco (Brazil).
In 2015, of the total €490 million of impairment losses and asset write-offs, €422 million related to the realignment of a portion of the Group's manufacturing capacity in NAFTA to better meet market demand. For the year ended December 31, 2014, €25 million of impairment losses related to the EMEA segment for certain powertrains that were abandoned.
In 2015, translation differences of €106 million mainly reflected the strengthening of the U.S.$ against the Euro, which was partially offset by the devaluation of the Brazilian Real. In 2014, translation differences of €1,466 million mainly reflected the strengthening of the U.S.$ against the Euro.
The net carrying amount of assets leased under finance lease agreements includes assets that are legally owned by suppliers but are recognized in the Consolidated Financial Statements in accordance with IFRIC 4 - Determining Whether an Arrangement Contains a Lease, with the corresponding recognition of a financial lease payable. The total net carrying amount of assets leased under finance lease agreements included in Property, plant and equipment (excluding FCA US) were as follows:

	At December 31,
	2015	2014
	(€ million)
Industrial buildings	81	84
Plant machinery and equipment	298	299
Property, plant and equipment	379	383
    The net carrying amount of assets leased under finance lease agreements for FCA US was €470 million and €414 million at December 31, 2015 and 2014, respectively.
Property, plant and equipment of the Group (excluding FCA US) reported as pledged as security for debt are summarized as follows:

	At December 31,
	2015	2014
	(€ million)
Land and industrial buildings pledged as security for debt	934	1,019
Plant and machinery pledged as security for debt and other commitments	462	648
Other assets pledged as security for debt and other commitments	4	3
Property, plant and equipment pledged as security for debt	1,400	1,670
Information on the assets of FCA US subject to lien are set out in Note 23.
At December 31, 2015 and 2014, the Group had contractual commitments for the purchase of Property, plant and equipment amounting to €1,665 million and €2,263 million, respectively.

(13) Investments and other financial assets
The following table summarizes our Investments and other financial assets:

	At December 31,
	2015	2014
	( € million)
Interest in joint ventures	1,528	1,329
Interest in associates	80	105
Interest in unconsolidated subsidiaries	50	37
Equity method investments	1,658	1,471

Available-for-sale investments	203	124
Investments at fair value	203	124

Other investments measured at cost	64	59
Total Investments	1,925	1,654

Non-current financial receivables	271	296
Other securities and other financial assets	46	70
Total Investments and other financial assets	2,242	2,020
Our ownership percentages and carrying value of our investments accounted for under the equity method were as follows:

	Ownership Percentage		Investment balance
	At December 31, 2015	At December 31, 2014	At December 31, 2015	At December 31, 2014
			( € million)
Interest in Joint Ventures
FCA Bank S.p.A. (“FCA Bank”)	50%	50%	985	894
Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”)	37.9%	37.9%	305	299
GAC FIAT Chrysler Automobiles Co.	50%	50%	145	45
Others			93	91
Total Interest in Joint Ventures			1,528	1,329

Interest in Associates
RCS MediaGroup S.p.A. (“RCS”)	16.7%	16.7%	51	74
Others			29	31
Total Interest in Associates			80	105
FCA Bank, which is a joint venture with Crédit Agricole Consumer Finance S.A. FCA Bank operates in 16 European countries including Italy, France, Germany, UK and Spain. In July 2013, the Group reached an agreement with Crédit Agricole to extend the term of the joint venture through to December 31, 2021. Under the agreement, FCA Bank will continue to benefit from the financial support of the Crédit Agricole Group while continuing to strengthen its position as an active player in the securitization and debt markets. FCA Bank provides retail and dealer financing and long-term rental services in the automotive sector, directly or through its subsidiaries as a partner of the Group's mass-market vehicle brands and for Maserati and Ferrari vehicles.
Tofas, which is registered with the Turkish Capital Market Board, is listed on the İstanbul Stock Exchange. At December 31, 2015, the fair value of the Group’s interest in Tofas was €1,129 million (€1,076 million at December 31, 2014). In addition, at December 31, 2015, the fair value of the Group’s interest in RCS, which is a company listed on the MTA, was €54 million (€81 million at December 31, 2014).

The Group's proportionate share of the earnings of our joint ventures, associates and interest in unconsolidated subsidiaries accounted for using the equity method is reflected within Result from investments within the Consolidated Income Statement. The following table summarizes information relating to Results from investments:

	For the Years Ended December 31,
	2015	2014	2013
	(€ million)
Joint Ventures	155	127	112
Associates	(27)	(20)	(42)
Immaterial Joint Ventures and Associates
The aggregate amounts for the Group’s share in all individually immaterial joint ventures and associates that are accounted for using the equity method were as follows:

	For the Years Ended December 31,
	2015	2014	2013
	(€ million)
Joint Ventures:
Profit from continuing operations	31	36	27
Net profit	31	36	27
Other comprehensive income/(loss)	(30)	37	(90)
Total other comprehensive income/(loss)	1	73	(63)

Associates:
Loss from continuing operations	(27)	(20)	(42)
Net loss	(27)	(20)	(42)
Other comprehensive income/(loss)	3	3	2
Total other comprehensive income/(loss)	(24)	(17)	(40)
Investments at fair value
At December 31, 2015 and 2014, the Available-for-sale investments primarily related to the investment in CNHI, which consisted of 15,948,275 common shares for an amount of €101 million and €107 million, respectively. In addition, at December 31, 2015 and 2014, the Group had an additional 15,948,275 special voting shares which cannot directly or indirectly be sold, disposed of or transferred, and over which the Group cannot create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance. These special voting shares do not have any dividend right and they will expire when the common shares referenced above are sold. As a result, no value has been attributed to these special voting shares. The total investment in CNHI corresponded to 1.7 percent of voting rights at December 31, 2015 and December 31, 2014, respectively.

(14) Inventories

	At December 31,
	2015	2014
	( € million)
Raw materials, supplies and finished goods	11,190	10,294
Gross amount due from customers for contract work	161	155
Total Inventories	11,351	10,449

Inventories at December 31, 2015 increased by €902 million from December 31, 2014 as a result of a higher level of finished products to support increased demand in the NAFTA and EMEA segments in addition to positive translation differences primarily related to the strengthening of the U.S.$ against the Euro.
The amount of inventory write-downs recognized within Cost of sales during the years ended December 31, 2015 and 2014 was €653 million and €436 million, respectively.
The amount due from customers for contract work relates to the design and production of industrial automation systems and related products for the automotive sector at December 31, 2015 and 2014 was as follows:

	At December 31,
	2015	2014
	( € million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	2,097	1,817
Less: Progress billings	(2,163)	(1,914)
Construction contracts, net of advances on contract work	(66)	(97)
Gross amount due from customers for contract work as an asset	161	155
Less: Gross amount due to customers for contract work as a liability included in Other current liabilities (Note 24)	(227)	(252)
Construction contracts, net of advances on contract work	(66)	(97)
(15) Receivables and Other current assets
The composition of receivables and other current assets was as follows:

	At December 31,
	2015	2014
	( € million)
Trade receivables	2,668	2,564
Receivables from financing activities	2,006	3,843
Current tax receivables	405	328
Other current assets:
Other current receivables	2,386	2,246
Accrued income and prepaid expenses	692	515
Total Other current assets	3,078	2,761
Total receivables and other current assets	8,157	9,496

The analysis by due date (excluding Accrued income and prepaid expenses) was as follows:

	At December 31,
	2015				2014
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Trade receivables	2,651	16	1	2,668	2,564	—	—	2,564
Receivables from financing activities	1,778	228	—	2,006	3,013	776	54	3,843
Current tax receivables	307	58	40	405	284	7	37	328
Other current receivables	2,129	243	14	2,386	2,076	156	14	2,246
Total receivables	6,865	545	55	7,465	7,937	939	105	8,981
Trade receivables
Trade receivables, amounting to €2,668 million at December 31, 2015 (€2,564 million at December 31, 2014), are shown net of the allowance for doubtful accounts of €303 million at December 31, 2015 (€320 million at December 31, 2014). At December 31, 2015 a total of €98 million of trade receivables, net of an allowance for doubtful accounts, related to Ferrari were classified within Assets held for distribution.
Changes in the allowance for doubtful accounts, which is calculated on the basis of historical losses on receivables, were as follows:

	At January 1, 2015	Provision	Use and other changes	Transfer to Assets held for distribution	At December 31, 2015
	(€ million)
Allowance for doubtful accounts	320	46	(42)	(21)	303

	At January 1, 2014	Provision	Use and other changes	At December 31, 2014
	(€ million)
Allowance for doubtful accounts	344	33	(57)	320
Receivables from financing activities
Receivables from financing activities mainly relate to the business of financial services companies fully consolidated by the Group and are summarized as follows.

	At December 31,
	2015	2014
	( € million)
Dealer financing	1,650	2,313
Retail financing	238	1,039
Finance leases	8	349
Other	110	142
Total Receivables from financing activities	2,006	3,843

At December 31, 2015, a total of €1,176 million of receivables from financing activities, net of an allowance for doubtful accounts, related to Ferrari were classified within Assets held for distribution.
Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of specific insolvency risks. At December 31, 2015, the allowance for doubtful accounts amounted to €40 million (€73 million at December 31, 2014). Changes in the allowance for receivables from financing activities were as follows:

	At January 1, 2015	Provision	Use and other changes	Transfer to Assets held for distribution	At December 31, 2015
	(€ million)
Allowance for Receivables from financing activities	73	64	(78)	(19)	40

	At January 1, 2014	Provision	Use and other changes	At December 31, 2014
	(€ million)
Allowance for Receivables from financing activities	119	69	(115)	73
Receivables for dealer financing are typically generated by sales of vehicles and are generally managed under dealer network financing programs as a component of the portfolio of the financial services companies. These receivables are interest bearing, with the exception of an initial limited, non-interest bearing period. The contractual terms governing the relationships with the dealer networks vary from country to country, although payment terms range from two to six months.
Finance lease receivables refer to vehicles and other assets leased under finance lease arrangements, mainly from the Maserati segment. Finance lease receivables by due date are as follows (gross of an allowance of €1 million at December 31, 2015 and €10 million at December 31, 2014):

	At December 31,
	2015				2014
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Receivables for future minimum lease payments	6	1	2	9	110	281	8	399
Less: unrealized interest income	—	—	—	—	(16)	(24)	—	(40)
Present value of future minimum lease payments	6	1	2	9	94	257	8	359
Other current assets
At December 31, 2015, Other current assets mainly consisted of Other tax receivables for VAT and other indirect taxes of €1,529 million (€1,430 million at December 31, 2014), Receivables from employees of €126 million (€151 million at December 31, 2014) and Accrued income and prepaid expenses of €692 million (€515 million at December 31, 2014).
Transfer of financial assets
At December 31, 2015, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IAS 39 amounting to €4,950 million (€4,511 million at December 31, 2014). The transfers related to trade receivables and other receivables for €4,165 million (€3,676 million at December 31, 2014) and financial receivables for €785 million (€835 million at December 31, 2014). These amounts included receivables of €3,022 million (€2,611 million at December 31, 2014), mainly due from the sales network, transferred to jointly controlled financial services companies (FCA Bank).

At December 31, 2015 and 2014, the carrying amount of transferred financial assets not derecognized and the related liabilities were as follows:

	At December 31,
	2015				2014
	Trade receivables	Receivables from financing activities	Current tax receivables	Total	Trade receivables	Receivables from financing activities	Current tax receivables	Total
	(€ million)
Carrying amount of assets transferred and not derecognized	22	184	—	206	37	407	25	469
Carrying amount of the related liabilities	22	184	—	206	37	407	25	469

(16) Current securities
Current securities consisted of short-term or marketable securities which represent temporary investments, but which do not satisfy all the requirements to be classified as cash equivalents.

	At December 31,
	2015	2014
	(€ million)
Current securities available-for-sale	269	30
Current securities held-for-trading	213	180
Total current securities	482	210

(17) Other financial assets and Other financial liabilities
These line items mainly consist of fair value measurement of derivative financial instruments. They also include some collateral deposits (held in connection with derivative transactions and debt obligations).

	At December 31,
	2015		2014
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ million)
Fair value hedges:
Interest rate risk - interest rate swaps	58	(3)	82	—
Interest rate and exchange rate risk - combined interest rate and currency swaps	—	(96)	—	(41)
Total Fair value hedges	58	(99)	82	(41)
Cash flow hedges:
Currency risks - forward contracts, currency swaps and currency options	287	(376)	222	(467)
Interest rate risk - interest rate swaps	1	—	1	(4)
Interest rate and currency risk - combined interest rate and currency swaps	127	(1)	60	(7)
Commodity price risk – commodity swaps and commodity options	—	(43)	4	(16)
Total Cash flow hedges	415	(420)	287	(494)
Derivatives for trading	340	(217)	108	(213)
Fair value of derivative instruments	813	(736)	477	(748)
Collateral deposits	40	—	38	—
Other financial assets/(liabilities)	853	(736)	515	(748)
The overall change in Other financial assets (from €515 million at December 31, 2014 to €853 million at December 31, 2015) and in Other financial liabilities (from €748 million at December 31, 2014 to €736 million at December 31, 2015) was mostly due to fluctuations in exchange rates, interest rates, commodity prices during the year and the settlement of the instruments which matured during the year ended December 31, 2015.
As Other financial assets and liabilities primarily consist of hedging derivatives, the change in their value is compensated by the change in the value of the hedged items.
At December 31, 2015 and 2014, Derivatives for trading primarily consisted of derivative contracts entered for hedging purposes which do not qualify for hedge accounting and one embedded derivative in a bond issue in which the yield is determined as a function of trends in the inflation rate and related hedging derivative, which converts the exposure to floating rate (the total value of the embedded derivative is offset by the value of the hedging derivative).

The following table summarizes the outstanding notional amounts of the Group's derivative financial instruments by due date:

	At December 31,
	2015				2014
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Currency risk management	18,769	363	—	19,132	15,328	2,544	—	17,872
Interest rate risk management	264	1,448	—	1,712	172	1,656	—	1,828
Interest rate and currency risk management	1,380	1,178	65	2,623	698	1,513	—	2,211
Commodity price risk management	517	31	—	548	483	59	—	542
Other derivative financial instruments	—	—	14	14	—	—	14	14
Total notional amount	20,930	3,020	79	24,029	16,681	5,772	14	22,467
Cash flow hedges
The effects recognized in the Consolidated Income Statement mainly relate to currency risk management and, to a lesser extent, to hedges regarding commodity price risk management and the cash flows that are exposed to interest rate risk.
The Group's policy for managing currency risk normally requires hedging of projected future flows from trading activities which will occur within the following twelve months, and from orders acquired (or contracts in progress), regardless of their due dates. The hedging effect arising from this and recorded in the cash flow hedge reserve will be recognized in the Consolidated Income Statement, mainly during the following year.
Derivatives relating to interest rate and currency risk management are treated as cash flow hedges and are entered into for the purpose of hedging notes issued in foreign currencies. The amount recorded in the cash flow hedge reserve is recognized in the Consolidated Income Statement according to the timing of the flows of the underlying notes.

With respect to cash flow hedges, the Group reclassified losses of €221 million during the year ended December 31, 2015 (losses of €108 million in 2014 and gains of €178 million in 2013), net of the tax effect, from Other comprehensive income/(loss) to the Consolidated Income Statements. These items were reported in the following lines:

	For the Years Ended December 31,
	2015	2014	2013
	(€ million)
Currency risk
Increase in Net revenues	33	33	118
Decrease in Cost of sales	101	11	44
Net financial (expenses)/income	(148)	(141)	13
Result from investments	1	(13)	17
Interest rate risk
Increase in Cost of sales	(10)	(2)	(6)
Result from investments	(2)	(3)	(4)
Financial (expenses)	(77)	(11)	(10)
Commodity price risk
Increase in Cost of sales	(23)	(2)	(1)
Ineffectiveness and discontinued hedges	1	5	4
Tax (income)/expense	(97)	15	3
Total recognized in Net profit from continuing operations	(221)	(108)	178
Recognized in Profit from discontinued operations, net of tax	(116)	2	12
Total recognized in Consolidated Income Statement	(337)	(106)	190
Fair value hedges
The gains and losses arising from the valuation of outstanding interest rate derivatives (for managing interest rate risk) and currency derivatives (for managing currency risk) recognized in accordance with fair value hedge accounting and the gains and losses arising from the respective hedged items are summarized in the following table:

	For the Years Ended December 31,
	2015	2014	2013
	(€ million)
Currency risk
Net gains/(losses) on qualifying hedges	(49)	(53)	19
Fair value changes in hedged items	49	53	(19)
Interest rate risk
Net (losses) on qualifying hedges	(34)	(20)	(28)
Fair value changes in hedged items	34	20	29
Net gains	—	—	1

(18) Cash and cash equivalents
The following table summarizes the Group's Cash and cash equivalents:

	At December 31,
	2015	2014
	(€ million)
Cash at banks	9,274	10,645
Money market securities	11,388	12,195
Total Cash and cash equivalents	20,662	22,840
Cash and cash equivalents includes cash at banks, units in money market funds and other money market securities, primarily comprised of commercial paper, bankers' acceptances and certificate of deposits that are readily convertible into cash, with original maturities of three months or less at the date of purchase. Cash and cash equivalents are subject to an insignificant risk of changes in value, and consist of balances spread across various primary national and international banking institutions, and money market instruments.
Cash at banks included bank deposits which may be used exclusively by Group companies entitled to perform specific operations (cash with a pre-determined use) amounting to €3 million at December 31, 2015 and 2014.
The Group has a subsidiary operating in Venezuela with a U.S.$ functional currency. Pursuant to certain Venezuelan foreign currency exchange control regulations, the Central Bank of Venezuela centralizes all foreign currency transactions in the country. Under these regulations, the purchase and sale of foreign currency must be made through the Centro Nacional de Comercio Exterior en Venezuela from January 1, 2014. The cash and cash equivalents denominated in VEF amounted to €9 million (VEF 2,055 million) at December 31, 2015 and €123 million (VEF 1,785 million) at December 31, 2014. The reduction, in Euro terms, was essentially due to the adoption of the SIMADI exchange rate for the conversion of the VEF denominated monetary items (see Note 30 for further discussion on Venezuelan currency regulations).
In addition, cash and cash equivalents held in certain foreign countries (primarily, China and Argentina) are subject to local exchange control regulations providing for restrictions on the amount of cash other than dividends that can leave the country.
(19) Equity
Consolidated shareholders’ equity at December 31, 2015 increased by €2,517 million from December 31, 2014, primarily as a result of Net profit for the period of €377 million, the net proceeds received from the Ferrari IPO of €866 million, the increase in cumulative exchange differences on translating foreign operations of €923 million and the remeasurement of defined benefit plans of €479 million.
Consolidated shareholders’ equity at December 31, 2014 increased by €1,154 million from December 31, 2013, mainly due to the issuance of mandatory convertible securities (described below) resulting in an increase of €1,910 million, the placement of 100,000,000 common shares (described below) resulting in an aggregate increase of €994 million, net profit for the period of €632 million and the increase in cumulative exchange differences on translating foreign operations of €782 million. The increase was partially offset by the decrease of €2,665 million arising from the acquisition of the 41.5 percent non-controlling interest in FCA US and the disbursement to Fiat shareholders who exercised the Cash Exit Rights.
Share capital
At December 31, 2015, fully paid-up share capital of FCA amounted to €17 million (€17 million at December 31, 2014) and consisted of 1,288,956,011 common shares and of 408,941,767 special voting shares, all with a par value of €0.01 each (1,284,919,505 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2014).

On December 12, 2014, FCA issued 65,000,000 new common shares and sold 35,000,000 of treasury shares for aggregate net proceeds of U.S.$1,065 million (€849 million) comprised of gross proceeds of U.S.$1,100 million (€877 million) less U.S.$35 million (€28 million) of transaction costs.
On October 29, 2014, the Board of Directors of FCA resolved to authorize the issuance of up to a maximum of 90,000,000 common shares under the equity incentive plan and the long term incentive program, which had been adopted before the closing of the Merger and under which equity awards can be granted to eligible individuals. Any issuance of shares during the period from 2014 to 2018 are subject to the satisfaction of certain performance/retention requirements and any issuances to directors are subject to FCA shareholders' approval.
Treasury shares
There were no treasury shares held by FCA at December 31, 2015 and December 31, 2014 (see section - Merger, below).
Merger
As a result of the merger described in the section Principle Activities—FCA Merger above becoming effective on October 12, 2014:

•	of the 60,002,027 Fiat ordinary shares that were reacquired by Fiat, 6,085,630 shares were purchased by Fiat shareholders and 53,916,397 Fiat shares were canceled.

•
FCA was the surviving entity and all Fiat ordinary shares outstanding as of the Merger date (1,167,181,255 ordinary shares) were canceled and exchanged. FCA allotted one new FCA common share (each having a nominal value of €0.01) for each Fiat ordinary share (each having a nominal value of €3.58). The original investment of FCA in Fiat which consisted of 35,000,000 common shares was not canceled resulting in 35,000,000 treasury shares in FCA. On December 12, 2014, FCA completed the placement of these treasury shares on the market.

The following table provides a summary of the changes in ordinary shares primarily related to the Merger and the resulting outstanding ordinary shares of FCA at December 31, 2014.

	Fiat S.p.A.					FCA
(in thousand)	At December 31, 2013	Share-based payments and exercise of stock options	Cash Exit Rights	Cancellation of treasury shares upon the Merger	At the date of the Merger	FCA share capital at date of Merger	Issuance of FCA common shares and sale of treasury shares	Exercise of stock options	At December 31, 2014
Shares issued	1,250,688	320	(53,916)	(29,911)	1,167,181	35,000	65,000	17,738	1,284,919
Less: treasury shares	(34,578)	4,667	—	29,911	—	(35,000)	35,000	—	—
Shares issued and outstanding	1,216,110	4,987	(53,916)	—	1,167,181	—	100,000	17,738	1,284,919
Mandatory Convertible Securities
In December 2014, FCA issued an aggregate notional amount of U.S.$2,875 million (€2,293 million) of mandatory convertible securities (the “Mandatory Convertible Securities”). Pursuant to the terms of the prospectus, the Mandatory Convertible Securities will pay cash coupons at a rate of 7.875 percent per annum, which can be deferred at the option of FCA. The Mandatory Convertible Securities will mature on December 15, 2016 (the “Mandatory Conversion Date”). The purpose of the issuance was to provide additional financing to the Group for general corporate purposes.
As part of the issuance of the Mandatory Convertible Securities, the underwriters had the option to purchase, within 30 days beginning on, and including, the date of initial issuance of U.S.$2,500 million (€1,994 million) of Mandatory Convertible Securities, up to an additional U.S.$375 million (€299 million) of Mandatory Convertible Securities from FCA at the same price as that sold to the public, less the underwriting discounts and commissions (the “over-allotment option”). The underwriters exercised the over-allotment option concurrent with the issuance of the Mandatory Convertible Securities and purchased an additional U.S.$375 million (€299 million) of Mandatory Convertible Securities, resulting in the aggregate notional amount of U.S.$2,875 million (€2,293 million) of Mandatory Convertible Securities that were issued.

The Mandatory Convertible Securities will automatically convert on the Mandatory Conversion Date into a number of common shares equal to the conversion rate calculated based on the share price relative to the applicable market value (“AMV”), as defined in the prospectus, as follows:

•	Maximum Conversion Rate: 261,363,375 shares if the AMV ≤ Initial Price (U.S.$11), in aggregate the Maximum Number of Shares(1)

•	A number of shares equivalent to the value of U.S.$100 (i.e., U.S.$100 / AMV), if Initial Price (U.S.$11) ≤ the AMV ≤ Threshold Appreciation Price (U.S.$12.925)(1)

•	Minimum Conversion Rate: 222,435,875 shares if the AMV ≥ Threshold Appreciation Price (U.S.$12.925), in aggregate the Minimum Number of Shares(1)

•	Upon Mandatory Conversion: Holders receive: (i) any deferred coupon payments, (ii) accrued and unpaid coupon payments in cash or in Shares at the election of the Group.

Other features of the Mandatory Convertible Securities are outlined below:

•
Early Conversion at Option of the Group: FCA has the option to convert the Mandatory Convertible Securities and deliver the Maximum Number of Shares prior to the Mandatory Conversion Date, subject to limitations around timing of the Ferrari spin-off. Upon exercise of this option, holders receive cash equal to: (i) any deferred coupon payments, (ii) accrued and unpaid coupon payments, and (iii) the present value of all remaining coupon payments on the Mandatory Convertible Securities discounted at the Treasury Yield rate.

•
Early Conversion at Option of the Holder: holders have the option to convert their Mandatory Convertible Securities early and receive the Minimum Number of Shares, subject to limitations around timing of the Ferrari spin-off. Upon exercise of this option, holders receive any deferred coupon payments in cash or in common shares at the election of FCA.

•	The Mandatory Convertible Securities also provide for the possibility of early conversion in limited situations upon occurrence of defined events outlined in the prospectus.
Under IAS 32 - Financial Instruments: Presentation, the issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition in accordance with the substance of the contractual arrangement and whether the components meet the definitions of a financial asset, financial liability or an equity instrument. As the Mandatory Convertible Securities are a compound financial instrument that is an equity contract combined with a financial liability for the coupon payments, there are two units of account for this instrument.
The equity contract meets the definition of an equity instrument as described in paragraph 16 of IAS 32 as the equity contract does not include a contractual obligation to (i) deliver cash or another financial asset to another entity or (ii) exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to FCA. Additionally, the equity contract is a non-derivative that includes no contractual obligation for FCA to deliver a variable number of its own equity, as FCA controls its ability to settle for a fixed number of shares under the terms of the contract. Management has determined that the terms of the contract are substantive as there are legitimate corporate objectives that could cause FCA to seek early conversion of the Mandatory Convertible Securities. As a result, the equity conversion feature has been accounted for as an equity instrument.

_________________________
(1) The Conversion Rates, the Initial Price and the Threshold Appreciation Price are each subject to adjustment related to dilutive events. In addition, upon the occurrence of a Spin-Off (as defined), the Threshold Appreciation Price, the Initial Price and the Stated Amount are also subject to adjustment. As a result of the spin-off of Ferrari that was completed on January 3, 2016, the metrics were adjusted on January 15, 2016 (see Note 32 for additional information).

The obligation to pay coupons meets the definition of a financial liability as it is a contractual obligation to deliver cash to another entity. FCA has the right to, or in certain limited circumstances, the investors can force FCA to prepay the coupons, in addition to settling the equity conversion feature, before maturity. Under IFRS, the early settlement features would be bifurcated from the financial liability for the coupon payments since they require the repayment of the coupon obligation at an amount other than fair value or the amortized cost of the debt instrument as required by IAS 39.AG30(g).

As required by paragraph 31 of IAS 32, the initial carrying amount of a compound financial instrument is allocated to its equity and liability components. The equity component is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole. The value of any derivative features embedded in the compound financial instrument other than the equity component is included in the liability component. Therefore, the financial liability for the coupon payments was initially recognized at its fair value. The derivative related to the early settlement conversion features defined in the Mandatory Convertible Securities was bifurcated from the financial liability for the coupon payments and are accounted for at fair value through profit and loss. Subsequently, the financial liability related to the coupon payments is accounted for at amortized cost using the effective interest method. The financial liabilities related to the embedded derivative features are remeasured to their fair value at each reporting date with the remeasurement gains or losses being recorded in the Consolidated Income Statement. The residual amount of the proceeds received from the issuance of the Mandatory Convertible Securities were allocated to share reserves in Equity and are accordingly, not subsequently remeasured.
Under IAS 32, transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. The portion allocated to the equity component should be accounted for as a deduction from equity to the extent that they are incremental costs directly attributable to the equity transaction. The portion allocated to the liability component (including third party costs and creditor fees) are deducted from the liability component balance, are accounted for as a debt discount and are amortized over the life of the coupon payments using the effective interest method.
Net proceeds of U.S.$2,814 million (€2,245 million at date of issuance), consisting of gross proceeds of U.S.$2,875 million (€2,293 million) less total transaction costs of U.S.$61 million (€48 million) directly related to the issuance, were received in connection with the issuance of the Mandatory Convertible Securities. The fair value amount determined for the liability component at issuance was U.S.$419 million (€335 million) which was calculated as the present value of the coupon payments due, less allocated transaction costs of U.S.$9 million (€7 million) that are accounted for as a debt discount (Note 23). The remaining net proceeds of U.S.$2,395 million (€1,910 million) (including allocated transaction costs of U.S.$52 million (€41 million) were recognized within equity reserves.
Other reserves
Other reserves mainly include:

•
legal reserve of €11,744 million at December 31, 2015 (€10,816 million at December 31, 2014) that was determined in accordance to the Dutch law and mainly refers to development costs capitalized by subsidiaries and their earnings subject to certain restrictions on distributions to FCA. The legal reserve also includes the reserve for the equity component of the Mandatory Convertible Securities of €1,910 million. Pursuant to Dutch law, limitations exist relating to the distribution of shareholders' equity up to the total amount of the legal reserve;

•	capital reserves amounting to €3,805 million at December 31, 2015 (€3,742 million at December 31, 2014);

•	retained earnings, that after separation of the legal reserve, are negative €1,117 million (negative €1,458 million at December 31, 2014); and

•	profit attributable to owners of the parent of €334 million for the year ended December 31, 2015 (€568 million for the year ended December 31, 2014).

Other comprehensive income/(loss)
Other comprehensive income/(loss) was as follows:

	For the Years Ended December 31,
	2015	2014	2013
	(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(losses) on remeasurement of defined benefit plans	679	(327)	2,679
Shares of (Losses) on remeasurement of defined benefit plans for equity method investees	(2)	(4)	(7)
Items relating to discontinued operations	4	(6)	(3)
Total items that will not be reclassified to the Consolidated Income Statement (B1)	681	(337)	2,669

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments arising during the period	63	(251)	270
Gains/(losses) on cash flow hedging instruments reclassified to the Consolidated Income Statement	123	107	(163)
Gains/(losses) on cash flow hedging instruments	186	(144)	107
Gains/(losses) on available-for-sale financial assets	11	(24)	4
Exchange differences on translating foreign operations	928	1,255	(708)
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(18)	35	(75)
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated Income Statement	1	16	(13)
Total Share of Other comprehensive (loss)/income for equity method investees	(17)	51	(88)
Items relating to discontinued operations	21	(121)	43

Total items that may be reclassified to the Consolidated Income Statement (B2)	1,129	1,017	(642)

Total Other comprehensive income/(loss) (B1)+(B2)=(B)	1,810	680	2,027
Tax effect	(249)	54	227
Tax effect - discontinued operations	(4)	48	(15)
Total Other comprehensive income/(loss), net of tax	1,557	782	2,239
With reference to the defined benefit plans, the gains and losses arising from the remeasurement mainly include actuarial gains and losses arising during the period, the return on plan assets (net of interest income recognized in the Consolidated Income Statement) and any changes in the effect of the asset ceiling. These gains and losses are offset against the related net liabilities or assets for defined benefit plans (Note 21).

The following table summarizes the tax effect relating to Other comprehensive income/(loss):

	For the Years Ended December 31,
	2015			2014			2013
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
Gains/(losses) on remeasurement of defined benefit plans	679	(201)	478	(327)	28	(299)	2,679	237	2,916
Gains/(losses) on cash flow hedging instruments	186	(48)	138	(144)	26	(118)	107	(10)	97
Gains/(losses) on available- for-sale financial assets	11	—	11	(24)	—	(24)	4	—	4
Exchange gains/(losses) on translating foreign operations	928	—	928	1,255	—	1,255	(708)	—	(708)
Share of Other comprehensive income/(loss) for equity method investees	(19)	—	(19)	47	—	47	(95)	—	(95)
Items relating to discontinued operations	25	(4)	21	(127)	48	(79)	40	(15)	25
Total Other comprehensive income/(loss)	1,810	(253)	1,557	680	102	782	2,027	212	2,239
Policies and processes for managing capital
The objectives identified by the Group for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds, including by means of achieving an adequate credit rating.
The Group constantly monitors the ratio between debt and equity, particularly the level of net debt and the generation of cash from its industrial activities. In order to reach these objectives, the Group continues to aim for improvement in the profitability of its operations. Furthermore, the Group may sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to FCA shareholders in the general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves. The Group may also make purchases of treasury shares, without exceeding the limits authorized by FCA shareholders in the general meeting, under the same logic of creating value, compatible with the objectives of achieving financial equilibrium and an improvement in the Group's rating.
For 2015, the Board of Directors has not recommended a dividend payment on FCA common shares in order to further fund capital requirements of the Group’s business plan.
The FCA loyalty voting structure
The purpose of the loyalty voting structure is to reward long-term ownership of FCA common shares and to promote stability of the FCA shareholder base by granting long-term FCA shareholders with special voting shares to which one voting right is attached additional to the one granted by each FCA common share that they hold. In connection with the Merger, FCA issued 408,941,767 special voting shares, with a nominal value of €0.01 each, to those eligible shareholders of Fiat who had elected to participate in the loyalty voting structure upon completion of the Merger in addition to FCA common shares. In addition, an FCA shareholder may at any time elect to participate in the loyalty voting structure by requesting that FCA register all or some of the number of FCA common shares held by such FCA shareholder in the Loyalty Register. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and they shall not carry any entitlement to any other reserve of FCA. Having only immaterial economics entitlements, the special voting shares do not impact earnings per share.

(20) Share-based compensation
Performance Share Units
During the year ended December 31, 2015, FCA awarded a total of 14,713,100 Performance Share Units (“PSU awards”) to certain key employees under the framework equity incentive plan (Note 19). The PSU awards, which represent the right to receive FCA shares, have financial performance goals covering a five-year period from 2014 to 2018. The performance goals include a net income target as well as total shareholder return (“TSR”) target, with each weighted at 50 percent and settled independently of the other. Half of the award will vest based on our achievement of the targets for net income (“PSU NI awards”) and will have a payout scale ranging from 0 percent to 100 percent. The remaining 50 percent of the PSU awards, (“PSU TSR awards”) are based on market conditions and have a payout scale ranging from 0 percent to 150 percent. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 14.7 million shares. One third of total PSU awards will vest in February 2017, a cumulative two-thirds in February 2018 and a cumulative 100 percent in February 2019 if the respective performance goals for the years 2014 to 2016, 2014 to 2017 and 2014 to 2018 are achieved. None of the PSU awards were forfeited and none of the outstanding PSU awards had vested as of December 31, 2015.

The vesting of the PSU NI awards will be determined by comparing the Group's net profit excluding unusual items compared to the net income targets established in the business plan that was published in May 2014. The performance period for the PSU NI awards commenced on January 1, 2014. As the performance period commenced substantially prior to the commencement of the service period, which coincides with the grant date, the Company determined that the net income target did not meet the definition of a performance condition under IFRS 2 - Share-based Payment, and therefore is required to be accounted for as a non-vesting condition. As such, the fair values of the PSU NI awards were calculated using a Monte Carlo simulation model. The weighted average fair value of the PSU-NI awards granted during the year ended December 31, 2015 was €8.78 (U.S.$9.76).

The key assumptions utilized to calculate the grant-date fair values for the PSU NI awards issued are summarized below:

Key assumptions	Range
Grant Date Stock Price	€13.44 - €15.21
Expected volatility	40%
Risk-free rate	0.7%

The expected volatility was based on the observed historical volatility for common shares of FCA. The risk-free rate was based on the yields of the U.S. Treasury bonds with similar terms to the vesting date of each PSU NI award.

The weighted average fair value of the PSU TSR awards granted during the year ended December 31, 2015 was €16.52 (U.S.$18.35), which was calculated using a Monte Carlo simulation model. The key assumptions utilized to calculate the grant date fair values for the PSU TSR awards issued are summarized below:

Key assumptions	Range
Grant Date Stock Price	€13.44 - €15.21
Expected volatility	37% - 39%
Dividend yield	0%
Risk-free rate	0.7% - 0.8%

The expected volatility was based on the observed historical volatility for common shares of FCA. The risk-free rate was based on the yields of the U.S. Treasury bonds with similar term to the vesting date of the PSU TSR awards. In addition, since the volatility of each member of the defined peer group are not wholly independent of one another, a correlation coefficient was developed based on historical share price changes for FCA and the defined peer group over a three-year period leading up to the grant date of the awards.

Restricted Share Units
During the year ended December 31, 2015, FCA awarded 5,196,550 Restricted Share Units (“RSU awards”) to certain key employees of the Company which represent the right to receive FCA shares. These shares will vest in three equal tranches in February of 2017, 2018 and 2019. None of the outstanding RSU awards were forfeited and none of the outstanding RSU awards had vested as of December 31, 2015.

Total expense for the PSU awards and RSU awards of approximately €54 million was recorded for the year ended December 31, 2015. As of December 31, 2015, the Group had unrecognized compensation expense related to the non-vested PSU awards and RSU awards of approximately €178 million based on current forfeiture assumptions, which will be recognized over a weighted-average period of 2.2 years. The corresponding tax benefit for the year ended December 31, 2015 was €7 million.

Chief Executive Officer - Special Recognition Award

On April 16, 2015, Shareholders of FCA approved a grant of 1,620,000 common shares to the Chief Executive Officer, which vested immediately. This grant was for recognition of the Chief Executive Officer's vision and guidance in the formation of Fiat Chrysler Automobiles N.V., which created significant value for the Company, its shareholders, stakeholders and employees. The weighted-average fair value of the shares at the grant date was €15.21 (U.S.$16.29), measured using FCA's share price on the grant date. A one-time charge of €24.6 million was recorded within Selling, general and administrative costs during the year ended December 31, 2015 related to this grant.

Stock option plans linked to Fiat and CNHI ordinary shares

On July 26, 2004, the Board of Directors granted the Chief Executive Officer, as a part of his variable compensation in that position, options to purchase 10,670,000 Fiat ordinary shares at a price of €6.583 per share. Following the de-merger of CNHI from Fiat, the beneficiary had the right to receive one ordinary Fiat share and one ordinary CNHI share for each original option, with the option exercise price remaining unchanged. The options were fully vested and they were exercisable at any time until January 1, 2016. The options were exercised in total in November 2014 and the beneficiary received 10,670,000 shares of FCA since the options were exercised after the Merger, in addition to 10,670,000 CNHI shares.
On November 3, 2006, the Fiat Board of Directors approved (subject to the subsequent approval of Shareholders obtained on April 5, 2007), the “November 2006 Stock Option Plan”, an eight year stock option plan, which granted certain managers of the Group and the Chief Executive Officer of Fiat the right to purchase a specific number of Fiat ordinary shares at a fixed price of €13.37 each. More specifically, the 10 million options granted to employees and the 5 million options granted to the Chief Executive Officer had a vesting period of four years, with an equal number vesting each year, were subject to achieving certain predetermined profitability targets (Non-Market Conditions or “NMC”) in the reference period and were exercisable from February 18, 2011. An additional 5,000,000 options were granted to the Chief Executive Officer of Fiat that were not subject to performance conditions but also had a vesting period of four years with an equal number vesting each year and were exercisable from November 2010. The ability to exercise the options was also subject to specific restrictions regarding the duration of the employment relationship or the continuation of the position held. Following the demerger of CNHI from Fiat, the beneficiaries had the right to receive one ordinary Fiat share and one ordinary CNHI share for each original option, with the option exercise price remaining unchanged.

The contractual terms of the plan were as follows:

Plan	Recipient	Expiry date	Strike price (€)	N° of options vested	Vesting date	Vesting portion
Stock Option - November 2006	Chief Executive Officer	November 3, 2014	13.37	5,000,000	November 2007 November 2008 November 2009 November 2010	25% 25% 25% 25%
Stock Option - November 2006	Chief Executive Officer	November 3, 2014	13.37	5,000,000	1st Quarter 2008 (*) 1st Quarter 2009 (*) 1st Quarter 2010 (*) 1st Quarter 2011 (*)	25%xNMC 25%xNMC 25%xNMC 25%xNMC
Stock Option - November 2006	Managers	November 3, 2014	13.37	10,000,000	1st Quarter 2008 (*) 1st Quarter 2009 (*) 1st Quarter 2010 (*) 1st Quarter 2011 (*)	25%xNMC 25%xNMC 25%xNMC 25%xNMC
_________________________
(*)    On approval of the prior year’s Consolidated Financial Statements; subject to continuation of the employment relationship.
With specific reference to the options under the November 2006 Stock Option Plan for which vesting was subject to the achievement of pre-established profitability targets, only the first tranche of those rights had vested as the profitability targets originally established for the 3-year period 2008-2010 were not met.
Changes during the years ended December 31, 2014 and 2013 were as follows:

	Rights granted to managers
	2014		2013
	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)
Outstanding shares at the beginning of the year	1,240,000	13.37	1,576,875	13.37
Exercised	(1,139,375)	13.37	(285,000)	13.37
Expired	(100,625)	—	(51,875)	13.37
Outstanding shares at the end of the year	—	—	1,240,000	13.37
Exercisable at the end of the year	—	—	1,240,000	13.37

	Rights granted to the Chief Executive Officer
	2014		2013
	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)
Outstanding shares at the beginning of the year	6,250,000	13.37	6,250,000	13.37
Exercised	(6,250,000)	13.37	—	—
Outstanding shares at the end of the year	—	—	6,250,000	13.37
Exercisable at the end of the year	—	—	6,250,000	13.37
Stock Grant plans linked to Fiat shares
On April 4, 2012, the Shareholders resolved to approve the adoption of a Long Term Incentive Plan (the “Retention LTI Plan”), in the form of stock grants. As a result, the Group granted the Chief Executive Officer 7 million rights, which represented an equal number of ordinary shares. One third of the rights vested on February 22, 2013, one third vested on February 22, 2014 and one third vested on February 22, 2015, which had been subject to the requirement that the Chief Executive Officer remain in office. The Plan was serviced in 2015 through the issuance of new shares.

Changes in the Retention LTI Plan during the year ended December 31, 2015 were as follows:

	2015		2014		2013
	Number of FCA shares	Average fair value at the grant date (€)	Number of FCA shares	Average fair value at the grant date (€)	Number of Fiat shares	Average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	2,333,334	4.205	4,666,667	4.205	7,000,000	4.205
Vested	(2,333,334)	4.205	(2,333,333)	4.205	(2,333,333)	4.205
Outstanding shares unvested at the end of the year	—	4.205	2,333,334	4.205	4,666,667	4.205
Nominal costs for this plan of €0.3 million, €2 million and €6 million were recognized during the years ended December 31, 2015, 2014 and 2013, respectively.
Share-Based Compensation Plans Issued by FCA US
As of December 31, 2015, FCA US has units outstanding under two legacy share-based compensation plans: the Amended and Restated FCA US Directors’ Restricted Stock Unit Plan (“FCA US Directors’ RSU Plan”) and the FCA US 2012 Long-Term Incentive Plan (“2012 LTIP Plan”). There are no units outstanding under the FCA US Restricted Stock Unit Plan or the FCA US Deferred Phantom Share Plan. Compensation expense for those plans during the years ended December 31, 2015, 2014 and 2013 and cash payments made under those plans during those periods were not material.
The fair value of each unit issued under the FCA US share-based compensation plans is based on the fair value of FCA US’s membership interests. Each unit represents a “FCA US Unit,” which is equal to 1/600th of the value of a FCA US membership interest. Since there is no publicly observable trading price for FCA US membership interests, fair value was determined using a discounted cash flow methodology. This approach, which is based on projected cash flows of FCA US, is used to estimate the enterprise value of FCA US. The fair value of FCA US’s outstanding interest bearing debt as of the measurement date is deducted from the enterprise value of FCA US to arrive at the fair value of equity. This amount is then divided by the total number of FCA US Units, as determined above, to estimate the fair value of a single FCA US Unit.
Anti-Dilution Adjustments
The documents governing FCA US's share-based compensation plans contain anti-dilution provisions which provide for an adjustment to the number of FCA US Units granted under the plans in order to preserve, or alternatively prevent the enlargement of, the benefits intended to be made available to the holders of the awards should an event occur that impacts the capital structure of FCA US.
On February 3, 2015, FCA US made a special distribution to FCA in the amount of $1,338 million (€1,176 million), which reduced the fair value of FCA US's equity. As a result of this dilutive event and pursuant to the anti-dilution provisions, the FCA US Board of Directors approved an anti-dilution adjustment factor to increase the number of outstanding FCA US Units in order to preserve the economic benefit intended to be provided to each participant. The value of the outstanding awards immediately prior to the dilutive event was equal to the value of the adjusted awards subsequent to the dilutive event. No additional expense was recognized as a result of this modification during 2015. For comparative purposes, the number of FCA US Units and all December 31, 2014 and 2013 fair value references have been adjusted to reflect the impact of the dilutive transaction and the anti-dilution adjustment.
During the year ended December 31, 2014, two transactions occurred that diluted the fair value of FCA US's equity and the per unit fair value of a FCA US Unit. These transactions were:

•
the U.S.$1,900 million (€1,404 million) distribution paid on January 21, 2014, which served to fund a portion of the transaction whereby Fiat acquired the VEBA Trust's remaining ownership interest in FCA US (as described above in the section —Acquisition of the Remaining Ownership Interest in FCA US); and

•	the prepayment of the VEBA Trust Note on February 7, 2014 that accelerated tax deductions that were being passed through to the FCA US's members.

As a result of these two dilutive events and pursuant to the anti-dilution provisions an anti-dilution adjustment factor was approved by FCA US's Compensation and Leadership Development Committee ("Compensation Committee") to increase the number of outstanding FCA US Units (excluding performance share units granted under the 2012 LTIP Plan (“LTIP PSUs”)) in order to preserve the economic benefit intended to be provided to each participant. The value of the outstanding awards immediately prior to the dilutive events was equal to the value of the adjusted awards subsequent to the dilutive events. No additional expense was recognized as a result of the modifications during 2014.
There were no similar changes of FCA US's capital structure in 2013 that required an anti-dilution adjustment.
Restricted Stock Unit Plans issued by FCA US
There were no awards outstanding under our FCA US Restricted Stock Unit Plan (“FCA US RSU Plan”) as of December 31, 2015.
Director RSUs were granted to non-employee members of the FCA US Board of Directors. Under the plan, settlement of the awards is made within 60 days of the Director’s cessation of service on the FCA US Board of Directors and awards are paid in cash. On May 7, 2015, the FCA US Board of Directors approved an amendment to the Director RSU Plan, freezing the Director RSU awards unit value as of December 31, 2015.
The expense recognized in total for both the FCA US RSU Plan and the Directors' RSU Plan for the years ended December 31, 2015, 2014 and 2013 was approximately €8 million, €6 million and €14 million, respectively. The corresponding tax benefit for the year ended December 31, 2015 was €3 million and for the years ended December 31, 2014 and 2013, the tax benefit was immaterial. There is no unrecognized compensation expense for both the FCA US RSU plan and the Directors' RSU Plan at December 31, 2015.
Changes during 2015, 2014 and 2013 for the FCA US RSU Plan were as follows:

	Adjusted for Anti-Dilution
	2015		2014		2013
	FCA US Restricted Stock Units	Weighted average fair value at the grant date (€)	FCA US Restricted Stock Units	Weighted average fair value at the grant date (€)	FCA US Restricted Stock Units	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	1,545,985	4.18	5,550,897	3.14	7,116,320	2.89
Granted	—	—	—	—	242,383	4.98
Vested	(1,545,985)	4.58	(3,893,470)	3.01	(1,469,075)	1.74
Forfeited	—	—	(111,442)	3.85	(338,731)	3.49
Outstanding shares unvested at the end of the year	—	—	1,545,985	4.18	5,550,897	3.14

	As Previously Reported
	2014		2013
	FCA US Restricted Stock Units	Weighted average fair value at the grant date (€)	FCA US Restricted Stock Units	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	4,792,279	3.64	6,143,762	3.35
Granted	—	—	209,258	5.75
Vested	(3,361,366)	3.48	(1,268,303)	2.01
Forfeited	(96,211)	4.46	(292,438)	4.05
Outstanding shares unvested at the end of the year	1,334,702	4.84	4,792,279	3.64
2012 LTIP Plan
In February 2012, the Compensation Committee of FCA US approved the 2012 LTIP Plan that covers senior executives of FCA US (other than the Chief Executive Officer). As of December 31, 2015, only restricted share units (“LTIP RSUs”) remain outstanding under the plan, all of which will be settled prior to March 31, 2016.
Changes during 2015, 2014 and 2013 were as follows:

	Adjusted for Anti-Dilution
	Year Ended December 31,
	2015		2014		2013
	LTIP RSUs	Weighted average fair value at the grant date (€)	LTIP RSUs	Weighted average fair value at the grant date (€)	LTIP RSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	2,303,928	4.67	4,054,807	4.08	2,712,700	3.85
Granted	—	—	—	—	2,447,759	4.59
Vested	(1,544,664)	4.98	(1,630,392)	4.15	(924,682)	3.84
Forfeited	(104,558)	5.36	(120,487)	4.24	(180,970)	4.13
Outstanding shares unvested at the end of the year	654,706	5.50	2,303,928	4.67	4,054,807	4.08

	As Previously Reported
	December 31, 2014		December 31, 2013
	LTIP RSUs	Weighted average fair value at the grant date (€)	LTIP RSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	3,500,654	4.73	2,341,967	4.46
Granted	—	—	2,113,234	5.32
Vested	(1,407,574)	4.81	(798,310)	4.45
Forfeited	(104,020)	4.91	(156,237)	4.78
Outstanding shares unvested at the end of the year	1,989,060	5.41	3,500,654	4.73

	Year Ended December 31,
	2015		2014		2013
	LTIP PSUs(1)	Weighted average fair value at the grant date (€)	LTIP PSUs (1)	Weighted average fair value at the grant date (€)	LTIP PSUs (1)	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	5,320,540	8.62	8,417,511	5.64	8,419,684	5.78
Granted	—	—	5,556,503	7.62	587,091	7.15
Vested	(5,302,138)	9.44	—	—	—	—
Forfeited	(18,402)	9.44	(8,653,474)	5.89	(589,264)	5.77
Outstanding shares unvested at the end of the year	—	—	5,320,540	8.62	8,417,511	5.64
_________________________
(1) Not adjusted for the 2015 anti-dilution based on the amendment approved on May 12, 2014.

The expense recognized in connection with the 2012 LTIP Plan in 2015 was €4 million (€6 million in 2014 and €36 million in 2013). Total unrecognized compensation expense at December 31, 2015 was less than €1 million, which will be recognized over the remaining service periods. The corresponding tax benefit for the year ended December 31, 2015 was €2 million and for the years ended December 31, 2014 and 2013, the tax benefit was immaterial.
(21) Provisions for employee benefits
The following table summarizes the provisions and net assets for employee benefits:

	At December 31,
	2015	2014
	(€ million)
Present value of defined benefit obligations:
Pension benefits	27,547	27,287
Health care and life insurance plans	2,459	2,276
Other post-employment benefits	969	1,074
Total present value of defined benefit obligations (a)	30,975	30,637

Fair value of plan assets (b)	22,415	22,231
Asset ceiling (c)	11	6
Total net defined benefit plans (a - b + c)	8,571	8,412

of which:
Net defined benefit liability (d)	8,738	8,516
(Defined benefit plan asset)	(167)	(104)

Other provisions for employees and liabilities for share-based payments (e)	1,326	1,076
Total Provisions for employee benefits (d + e)	10,064	9,592
The Group recognized a total of €1,541 million for the cost for defined contribution plans for the year ended December 31, 2015 (€1,346 million in 2014 and €1,263 million in 2013).

Pension benefits
Liabilities arising from the Group's defined benefit plans are usually funded by contributions made by Group subsidiaries and, at times by their employees, into legally separate trusts from which the employee benefits are paid. The Group’s funding policy for defined benefit pension plans is to contribute the minimum amounts required by applicable laws and regulations. Occasionally, additional discretionary contributions in excess of these legally required are made to achieve certain desired funding levels. In the U.S. these excess amounts are tracked, and the resulting credit balance can be used to satisfy minimum funding requirements in future years. At December 31, 2015, the combined credit balances for the U.S. and Canada qualified pension plans were approximately €2.1 billion, the usage of the credit balances to satisfy minimum funding requirements is subject to the plans maintaining certain funding levels. The Group contributions to funded pension plans for 2016 are expected to be €563 million, of which €542 million relate to FCA US, with €408 million being discretionary contributions and €134 million will be made to satisfy minimum funding requirements. The expected benefit payments for pension plans are as follows:

Expected benefit payments
(€ million)
2016	1,854
2017	1,810
2018	1,785
2019	1,766
2020	1,747
2021-2025	8,573
The following summarizes the changes in the pension plans:

	2015				2014
	Obligation	Fair value of plan assets	Asset ceiling	Liability (asset)	Obligation	Fair value of plan assets	Asset ceiling	Liability (asset)
	(€ million)
At January 1,	27,287	(22,231)	6	5,062	23,137	(18,982)	3	4,158

Included in the Consolidated Income Statement	1,327	(816)	—	511	1,290	(816)	—	474
Included in Other comprehensive income/(loss)
Actuarial (gains)/losses from:
- Demographic assumptions	(101)	—	—	(101)	(256)	—	—	(256)
- Financial assumptions	(1,296)	—	—	(1,296)	1,916	(8)	—	1,908
- Other	33	(8)	—	25	2	—	—	2
Return on assets	—	749	—	749	—	(1,514)	—	(1,514)
Changes in the effect of limiting net assets	—	—	4	4	—	—	3	3
Changes in exchange rates	2,181	(1,743)	1	439	2,802	(2,273)	—	529
Other
Employer contributions	—	(237)	—	(237)	—	(229)	—	(229)
Plan participant contributions	2	(2)	—	—	2	(2)	—	—
Benefits paid	(1,857)	1,849	—	(8)	(1,611)	1,606	—	(5)
Other changes	(29)	24	—	(5)	5	(13)	—	(8)
At December 31,	27,547	(22,415)	11	5,143	27,287	(22,231)	6	5,062
During 2015, an increase in discount rates resulted in actuarial gains for the year ended December 31, 2015, while a decrease in discount rates resulted in actuarial losses for the year ended December 31, 2014.

Amounts recognized in the Consolidated Income Statement were as follows:

	For the Years Ended December 31,
	2015	2014	2013
	(€ million)
Current service cost	196	184	292
Interest expense	1,143	1,089	1,026
(Interest income)	(912)	(878)	(768)
Other administration costs	92	62	42
Past service costs/(credits) and gains/(losses) arising from settlements/curtailments	(8)	17	(162)
Total recognized in the Consolidated Income Statement	511	474	430
During the year ended December 31, 2015, mortality assumptions used for our U.S. benefit plan valuation were updated to reflect recent trends in the industry and the revised outlook for future generational mortality improvements. Generational improvements represent decreases in mortality rates over time based upon historical improvements in mortality and expected future improvements. The change increased the Group's U.S. pension and other post-employment benefit obligations by approximately €214 million and €28 million, respectively at December 31, 2015. In addition, retirement rate assumptions used for the Group's U.S. and Canada benefit plan valuations were updated to reflect an ongoing trend towards delayed retirement for U.S. and Canada employees. The change decreased the Group's U.S. and Canada pension benefit obligations by approximately €209 million at December 31, 2015.
During the year ended December 31, 2014, following the release of new standards by the Canadian Institute of Actuaries, mortality assumptions used for our Canadian benefit plan valuations were updated to reflect recent trends in the industry and the revised outlook for future generational mortality improvements. The change increased the Group's Canadian pension obligations by approximately €41 million. In addition, retirement rate assumptions used for the Group's U.S. benefit plan valuations were updated to reflect an ongoing trend towards delayed retirement for FCA US employees. The change decreased the Group's U.S. pension and other post-employment benefit obligations by approximately €261 million and €40 million, respectively.
There were no significant plan amendments or curtailments to the Group's pension plans for the years ended December 31, 2015 and 2014. During the year ended December 31, 2013, FCA US amended its U.S. and Canadian salaried defined benefit pension plans. The U.S. plans were amended in order to comply with U.S. regulations, cease the accrual of future benefits effective December 31, 2013, and enhance the retirement factors. The Canada amendment ceased the accrual of future benefits effective December 31, 2014, enhanced the retirement factors and continued to consider future salary increases for the affected employees. An interim re-measurement was performed for these plans, which resulted in a curtailment gain of €166 million recognized in Other income/(expenses) in the Consolidated Income Statement. In addition, the Group recognized a €509 million reduction to its pension obligation, a €7 million reduction to defined benefit plan assets and a corresponding €502 million increase in accumulated Other comprehensive income/(loss) for the year ended December 31, 2013.

The fair value of plan assets by class was as follows:

	At December 31, 2015		At December 31, 2014
	Amount	of which have a quoted market price in an active market	Amount	of which have a quoted market price in an active market
	(€ million)
Cash and cash equivalents	589	512	713	614
U.S. equity securities	2,209	2,208	2,406	2,338
Non-U.S. equity securities	1,388	1,388	1,495	1,463
Commingled funds	2,025	164	2,009	186
Equity instruments	5,622	3,760	5,910	3,987
Government securities	2,610	852	2,948	780
Corporate bonds (including Convertible and high yield bonds)	6,028	—	6,104	4
Other fixed income	928	7	892	7
Fixed income securities	9,566	859	9,944	791
Private equity funds	1,787	—	1,648	—
Commingled funds	137	117	5	5
Mutual funds	3	—	4	—
Real estate funds	1,502	—	1,395	—
Hedge funds	2,607	—	1,841	—
Investment funds	6,036	117	4,893	5
Insurance contracts and other	602	49	771	91
Total fair value of plan assets	22,415	5,297	22,231	5,488
Non-U.S. Equity securities are invested broadly in developed international and emerging markets. Debt instruments are fixed income securities which are primarily comprised of long-term U.S. Treasury and global government bonds, as well as U.S., developed international and emerging market companies’ debt securities diversified by sector, geography and through a wide range of market capitalization. Commingled funds include common collective trust funds, mutual funds and other investment entities. Private equity funds include those in limited partnerships that invest primarily in operating companies that are not publicly traded on a stock exchange. Real estate investments include those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. Hedge fund investments include those seeking to maximize absolute return using a broad range of strategies to enhance returns and provide additional diversification.
The investment strategies and objectives for pension assets primarily in the U.S. and Canada reflect a balance of liability-hedging and return-seeking investment considerations. The investment objectives are to minimize the volatility of the value of the pension assets relative to the pension liabilities and to ensure assets are sufficient to pay plan obligations. The objective of minimizing the volatility of assets relative to liabilities is addressed primarily through asset diversification, partial asset–liability matching and hedging. Assets are broadly diversified across many asset classes to achieve risk–adjusted returns that, in total, lower asset volatility relative to the liabilities. Additionally, in order to minimize pension asset volatility relative to the pension liabilities, a portion of the pension plan assets are allocated to fixed income securities. The Group policy for these plans ensures actual allocations are in line with target allocations as appropriate.
Assets are actively managed, primarily, by external investment managers. Investment managers are not permitted to invest outside of the asset class or strategy for which they have been appointed. The Group uses investment guidelines to ensure investment managers invest solely within the mandated investment strategy. Certain investment managers use derivative financial instruments to mitigate the risk of changes in interest rates and foreign currencies impacting the fair values of certain investments. Derivative financial instruments may also be used in place of physical securities when it is more cost effective and/or efficient to do so. Plan assets do not include shares of FCA or properties occupied by Group companies, with the possible exception of comingled investment vehicles where FCA does not control the investment guidelines.

Sources of potential risk in the pension plan assets measurements relate to market risk, interest rate risk and operating risk. Market risk is mitigated by diversification strategies and as a result, there are no significant concentrations of risk in terms of sector, industry, geography, market capitalization, or counterparty. Interest rate risk is mitigated by partial asset–liability matching. The fixed income target asset allocation partially matches the bond–like and long–dated nature of the pension liabilities. Interest rate increases generally will result in a decline in the fair value of the investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases generally will increase the fair value of the investments in fixed income securities and the present value of the obligations.
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31, 2015			At December 31, 2014
	U.S.	Canada	UK	U.S.	Canada	UK
Discount rate	4.5%	4.0%	3.8%	4.0%	3.8%	4.0%
Future salary increase rate	—%	3.5%	2.9%	—%	3.5%	3.0%
The average duration of the U.S. and Canadian liabilities was approximately 11 and 13 years, respectively. The average duration of the UK pension liabilities was approximately 20 years.
Health care and life insurance plans
Liabilities arising from these plans comprise obligations for retiree health care and life insurance granted to employees and to retirees in the U.S. and Canada by FCA US companies. Upon retirement from the Group, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically. These plans are unfunded. The expected benefit payments for unfunded health care and life insurance plans are as follows:

Expected benefit payments
(€ million)
2016	139
2017	139
2018	139
2019	139
2020	139
2021-2025	716
Changes in the net defined benefit obligations for healthcare and life insurance plans were as follows:

	2015	2014
	(€ million)
Present value of obligations at January 1,	2,276	1,945
Included in the Consolidated Income Statement	134	126
Included in OCI:
Actuarial losses/(gains) from:
- Demographic assumptions	5	(95)
- Financial assumptions	(9)	187
- Other	1	—
Effect of movements in exchange rates	204	244
Other changes
Benefits paid	(152)	(128)
Other	—	(3)
Present value of obligations at December 31,	2,459	2,276

Amounts recognized in the Consolidated Income Statement were as follows:

	For the Years Ended December 31,
	2015	2014	2013
	(€ million)
Current service cost	32	21	23
Interest expense	102	98	89
Past service costs (credits) and gains or losses arising from settlements	—	7	—
Total recognized in the Consolidated Income Statement	134	126	112
Health care and life insurance plans are accounted for on an actuarial basis, which requires the selection of various assumptions, in particular, it requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as health care cost increases and demographic experience.
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31, 2015		At December 31, 2014
	U.S.	Canada	U.S.	Canada
Discount rate	4.5%	4.2%	4.1%	3.9%
Salary growth	1.5%	1.5%	—%	—%
Weighted average ultimate healthcare cost trend rate	4.5%	4.3%	5.0%	3.6%
The average duration of the U.S. and Canadian liabilities was approximately 13 and 16 years, respectively.
The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for next year and used in the 2015 plan valuation was 7.0 percent (6.5 percent in 2014). The annual rate was assumed to decrease gradually to 4.5 percent after 2029 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for next year and used in the 2015 plan valuation was 4.66 percent (3.3 percent in 2014). The annual rate was assumed to decrease gradually to 4.32 percent in 2029 and remain at that level thereafter.
Other post-employment benefits
Other post-employment benefits includes other employee benefits granted to Group employees in Europe and comprises, amongst others, the Italian employee severance indemnity (“TFR”) obligation amounting to €794 million at December 31, 2015 and €886 million at December 31, 2014. These schemes are required under Italian Law.
The amount of TFR to which each employee is entitled must be paid when the employee leaves the Group and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions the entitlement may be partially advanced to an employee during their working life.
The legislation regarding this scheme was amended by Law 296 of December 27, 2006 and subsequent decrees and regulations issued in the first part of 2007. Under these amendments, companies with at least 50 employees are obliged to transfer the TFR to the “Treasury fund” managed by the Italian state-owned social security body (INPS) or to supplementary pension funds. Prior to the amendments, accruing TFR for employees of all Italian companies could be managed by the company itself. Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19 - Employee Benefits, of defined contribution plans whereas the amounts recorded in the provision for employee severance pay retain the nature of defined benefit plans. Accordingly, the provision for employee severance indemnity in Italy consists of the residual obligation for TFR until December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been entirely earned, with the sole exception of future revaluations. Since 2007 the scheme has been classified as a defined contribution plan and the Group recognizes the associated cost over the period in which the employee renders service.

Changes in defined benefit obligations for other post-employment benefits was as follows:

	2015	2014
	(€ million)
Present value of obligations at January 1,	1,074	1,023
Included in the Consolidated Income Statement:	16	31
Included in OCI:
Actuarial (gains)/losses from:
Demographic assumptions	(1)	(2)
Financial assumptions	(27)	81
Other	(11)	14
Effect of movements in exchange rates	(1)	1
Other:
Benefits paid	(60)	(77)
Change in the scope of consolidation	—	15
Transfer to Liabilities held for distribution	(23)	—
Other	2	(12)
Present value of obligations at December 31,	969	1,074
Amounts recognized in the Consolidated Income Statement were as follows:

	For the Years Ended December 31,
	2015	2014	2013
	(€ million)
Current service cost	10	20	9
Interest expense	6	11	15
Total recognized in the Consolidated Income Statement	16	31	24
The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA rated) fixed income securities for which the timing and amounts of maturities match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2015 is equal to 1.6 percent (1.7 percent in 2014). The average duration of the Italian TFR is approximately 7 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and law requirements for retirement in Italy.
Other provisions for employees and liabilities for share-based payments
At December 31, 2015, Other provisions for employees and liabilities for share-based payments consisted of other long term benefits obligations for €384 million (€376 million at December 31, 2014), representing the expected obligation for benefits, which include a bonus for tenure at the Company and long term disability benefits granted to certain employees.

(22) Other provisions
Changes in Other provisions were as follows:

	At December 31, 2014	Additional provisions	Settlements	Unused amounts	Translation differences	Transfer to Liabilities held for distribution	Changes in the scope of consolidation and other changes	At December 31, 2015
	(€ million)
Product warranty and recall campaigns provision	4,845	4,710	(3,303)	—	325	(80)	(26)	6,471
Sales incentives	3,695	12,711	(11,472)	(20)	282	—	—	5,196
Legal proceedings and disputes	575	103	(89)	(29)	(30)	(47)	17	500
Commercial risks	381	288	(207)	(31)	6	(9)	(107)	321
Restructuring provision	131	32	(42)	(20)	3	—	(5)	99
Other risks	1,153	342	(157)	(119)	43	(10)	(47)	1,205
Total Other provisions	10,780	18,186	(15,270)	(219)	629	(146)	(168)	13,792
Product warranty and recall campaigns provision at December 31, 2015 included the change in estimate for estimated future recall campaign costs for the U.S. and Canada of €761 million related to vehicles sold in periods prior to the third quarter of 2015 as well as additional warranty costs in the second half of 2015 related to the increase in the accrual rate per vehicle. Translation differences primarily related to the foreign currency translation from U.S.$ to Euro.
None of the provisions within the total Legal proceedings and disputes provision are individually significant. As described within the section —Use of Estimates above, a provision for legal proceedings is recognized when it is deemed probable that the proceedings will result in an outflow of resources.
Commercial risks arise in connection with the sale of products and services such as maintenance contracts. An accrual is recorded when the expected costs to complete the services under these contracts exceed the revenues expected to be realized.
Other risks include, among other items: provisions for disputes with suppliers related to supply contracts or other matters that are not subject to legal proceedings, provisions for product liabilities arising from personal injuries including wrongful death and potential exemplary or punitive damages alleged to be the result of product defects, disputes with other parties relating to contracts or other matters not subject to legal proceedings and management's best estimate of the Group’s probable environmental obligations which also includes costs related to claims on environmental matters.
(23) Debt
The following table summarizes debt by category and by maturity:

	At December 31,
	2015				2014
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Notes	2,689	7,017	3,735	13,441	2,292	10,367	4,989	17,648
Borrowings from banks	3,364	7,803	795	11,962	3,670	8,131	950	12,751
Payables represented by securities	490	226	209	925	559	544	270	1,373
Asset-backed financing	206	—	—	206	444	25	—	469
Other debt	619	498	135	1,252	745	424	314	1,483
Total Debt	7,368	15,544	4,874	27,786	7,710	19,491	6,523	33,724

The decrease in total Debt was €6,174 million, net of foreign exchange translation effects. The decrease reflects the repayment of two notes at their respective maturity dates that had been issued under the Global Medium Term Note Programme (“GMTN Programme”), one for a principal amount of €1,500 million and another for a principal amount of CHF 425 million (€390 million), the prepayment of FCA US's secured senior notes due June 15, 2019 for an aggregate principal amount of €2,518 million (U.S.$2,875 million), the prepayment of FCA US's secured senior notes due June 15, 2021 for an aggregate principal amount of €2,833 million (U.S.$3,080 million), the repayment of the loan granted by the European Investment Bank ("EIB") of €250 million at maturity as well as a total of €288 million for payments including interest on the unsecured Canadian Health Care Trust Notes (“Canadian HCT Notes”), which also included the prepayment of the remaining scheduled payments of the Canada Health Care Trust Tranche A Note (“Canadian HCT Tranche A Note”). The decrease in total Debt was partially offset by the issuance of the new unsecured senior debt securities by FCA in April 2015 (described below) for a total principal amount of U.S.$3.0 billion (€2.8 billion) and the draw-down of the €600 million loan with EIB and SACE that was executed in June 2015 (described below). During the year ended December 31, 2015, medium and long-term loans (those expiring after twelve months) obtained by FCA amounted to €3,061 million, while medium and long-term borrowings repayments amounted to €4,412 million.
The annual effective interest rates and the nominal currencies of debt at December 31, 2015 and 2014 were as follows:

	Interest rate					Total at December 31, 2015
	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	more than 12.5%
	(€ million)
Euro	6,671	5,358	1,003	75	—	13,107
U.S.$	7,784	1,685	1	5	190	9,665
Brazilian Real	723	383	794	87	1,075	3,062
Swiss Franc	652	369	—	—	—	1,021
Canadian Dollar	12	—	354	—	—	366
Chinese Renminbi	114	51	—	—	—	165
Argentinian Peso	—	—	3	—	155	158
Other	174	1	29	32	6	242
Total Debt	16,130	7,847	2,184	199	1,426	27,786

	Interest rate					Total at December 31, 2014
	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	more than 12.5%
	(€ million)
Euro	6,805	7,500	1,003	87	—	15,395
U.S.$	5,769	2,651	2,537	8	206	11,171
Brazilian Real	1,720	430	282	376	1,330	4,138
Swiss Franc	593	686	—	—	—	1,279
Canadian Dollar	31	229	393	—	—	653
Mexican Peso	—	164	233	—	—	397
Chinese Renminbi	1	333	—	—	—	334
Other	197	20	37	24	79	357
Total Debt	15,116	12,013	4,485	495	1,615	33,724
For further information on the management of interest rate and currency risk, refer to Note 31.

Notes

The following table summarizes the outstanding notes at December 31, 2015 and 2014:

					At December 31,
	Currency	Face value of outstanding notes (million)	Coupon %	Maturity	2015	2014
Global Medium Term Note Programme:					(€ million)
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,500	6.875	February 13, 2015	—	1,500
Fiat Chrysler Finance Europe S.A. (2)	CHF	425	5.000	September 7, 2015	—	353
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	6.375	April 1, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	7.750	October 17, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	400	5.250	November 23, 2016	369	333
Fiat Chrysler Finance Europe S.A. (1)	EUR	850	7.000	March 23, 2017	850	850
Fiat Chrysler Finance North America Inc. (1)	EUR	1,000	5.625	June 12, 2017	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	450	4.000	November 22, 2017	415	374
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.625	March 15, 2018	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	600	7.375	July 9, 2018	600	600
Fiat Chrysler Finance Europe S.A. (2)	CHF	250	3.125	September 30, 2019	231	208
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.750	October 14, 2019	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	4.750	March 22, 2021	1,000	1,000
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,350	4.750	July 15, 2022	1,350	1,350
Others	EUR	7			7	7
Total Global Medium Term Notes					10,322	12,075

Other Notes:
FCA US (Secured Senior Notes)	U.S.$	2,875	8.000	June 15, 2019	—	2,368
FCA US (Secured Senior Notes)	U.S.$	3,080	8.250	June 15, 2021	—	2,537
FCA Notes (1)	U.S.$	1,500	4.500	April 15, 2020	1,378	—
FCA Notes (1)	U.S.$	1,500	5.250	April 15, 2023	1,378	—
Total Other Notes					2,756	4,905
Hedging effect, accrued interest and amortized cost valuation					363	668
Total Notes					13,441	17,648
_________________________
(1) Listing on the Irish Stock Exchange was obtained.
(2) Listing on the SIX Swiss Exchange was obtained.

Notes Issued Through GMTN Programme

Certain notes issued by the Group, excluding FCA US, are governed by the terms and conditions of the GMTN Programme. A maximum of €20 billion may be used under this program, of which notes of approximately €10.3 billion were outstanding at December 31, 2015 (€12.1 billion at December 31, 2014). The GMTN Programme is guaranteed by FCA, which may from time to time buy back notes in the market that have been issued. Such buybacks, if made, depend upon market conditions, the Group's financial situation and other factors which could affect such decisions.

Changes in notes issued under the GMTN Programme during the year ended December 31, 2015 were due to the:

•
repayment at maturity of two notes that had been issued by Fiat Chrysler Finance Europe S.A, one with a principal value of €1,500 million and one with a principal value of CHF 425 million (€390 million).

Changes in notes issued under the GMTN Programme during the year ended December 31, 2014 were due to the:

•	issuance of 4.75 percent notes at par in March 2014, having a principal of €1 billion and due March 2021 by Fiat Chrysler Finance Europe S.A.

•
issuance of 4.75 percent notes at par in July 2014, having a principal of €850 million and due July 2022 by Fiat Chrysler Finance Europe S.A. The notes issuance was reopened in September 2014 for a further €500 million principal value, priced at 103.265 percent of par value, increasing the total principal amount to €1.35 billion.

•	issuance of 3.125 percent notes at par in September 2014 having a principal of CHF 250 million and due September 2019 by Fiat Chrysler Finance Europe S.A.

•	repayment at maturity of two notes that had been issued by Fiat Chrysler Finance Europe S.A, one with a principal value of €900 million and one with a principal value of €1,250 million.

The notes issued by Fiat Chrysler Finance Europe S.A. and by Fiat Chrysler Finance North America Inc. impose covenants on the issuer and, in certain cases, on FCA as guarantor, which include: (i) negative pledge clauses which require that, in case any security interest upon assets of the issuer and/or FCA is granted in connection with other notes or debt securities having the same ranking, such security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or FCA; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by FCA’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. At December 31, 2015, FCA was in compliance with all covenants under the GMTN programme.
FCA US Secured Senior Notes
In February 2014, FCA US and certain of its U.S. subsidiaries, either as a co-issuer or guarantor, issued additional secured senior notes:

•
secured senior notes due 2019 – U.S.$1,375 million (€1,133 million at December 31, 2014) aggregate principal amount of 8.0 percent secured senior notes due June 15, 2019 (collectively with the May 2011 issuance of U.S.$1,500 million (€1,235 million at December 31, 2014) secured senior notes due 2019, the “2019 Notes”) at an issue price of 108.25 percent of the aggregate principal amount; and

•
secured senior notes due 2021 – U.S.$1,380 million (€1,137 million at December 31, 2014) aggregate principal amount of 8.25 percent secured senior notes due June 15, 2021 (collectively with the May 2011 issuance of U.S.$1,700 million (€1,400 million at December 31, 2014) secured senior notes due 2021, the “2021 Notes”) at an issue price of 110.50 percent of the aggregate principal amount.

The 2019 Notes and 2021 Notes are collectively referred to as the “Secured Senior Notes”.
On May 14, 2015, FCA US prepaid its 2019 Notes with an aggregate principal amount outstanding of U.S.$2,875 million (€2,518 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of U.S.$3.1 billion (€2.7 billion) was made with cash on hand at FCA US. In connection with the redemption, a charge of €51 million, which consisted of the “make-whole” premium and the write-off of the remaining unamortized debt issuance costs partially offset by the write-off of the remaining unamortized debt premium, was recorded as a loss on extinguishment of debt within Net financial expenses in the Consolidated Income Statement during the year ended December 31, 2015.

    On December 21, 2015, FCA US prepaid its 2021 Notes with an aggregate principal amount outstanding of U.S.$3,080 million (€2,833 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of U.S.$3.3 billion (€3.0 billion) was made with cash on hand at FCA US. In connection with the redemption, a charge of €117 million, which consisted of the “make-whole” premium and the write-off of the remaining unamortized debt issuance costs partially offset by the write-off of the remaining unamortized debt premium, was recorded as a loss on extinguishment of debt within Net financial expenses in the Consolidated Income Statement during the year ended December 31, 2015.
Notes Issued by FCA

In April 2015, FCA issued U.S.$1.5 billion (€1.4 billion) principal amount of 4.5 percent unsecured senior debt securities due April 15, 2020 (the “Initial 2020 Notes”) and U.S.$1.5 billion (€1.4 billion) principal amount of 5.25 percent unsecured senior debt securities due April 15, 2023 (the “Initial 2023 Notes”) at an issue price of 100 percent of their principal amount. The Initial 2020 Notes and the Initial 2023 Notes, collectively referred to as “the Initial Notes”, rank pari passu in right of payment with respect to all of FCA's existing and future senior unsecured indebtedness and senior in right of payment to any of FCA's future subordinated indebtedness and existing indebtedness, which is by its terms subordinated in right of payment to the Initial Notes.
On June 17, 2015, subject to the terms and conditions set forth in our prospectus, we commenced an offer to exchange up to U.S.$1.5 billion (€1.4 billion) aggregate principal amount of new 4.5 percent unsecured senior debt securities due 2020 (“2020 Notes”), for any and all of our outstanding Initial 2020 Notes issued on April 14, 2015, and up to U.S.$1.5 billion (€1.4 billion) aggregate principal amount of new 5.25 percent unsecured senior debt securities due 2023 (“2023 Notes”), for any and all of our outstanding Initial 2023 Notes issued on April 14, 2015. The 2020 Notes and the 2023 Notes, collectively referred to as “the Notes”, were identical in all material respects to the Initial Notes, except that the Notes did not contain restrictions on transfer. The exchange offer expired on July 23, 2015. Substantially all of the Initial Notes were tendered for the Notes.

The Notes impose covenants on FCA including: (i) negative pledge clauses which require that, in case any security interest upon assets of FCA is granted in connection with other notes or debt securities having the same ranking, such security should be equally and ratably extended to the outstanding Notes; (ii) pari passu clauses, under which the Notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of FCA; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the Notes under certain events of default on other financial instruments issued by FCA’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the Notes. As of December 31, 2015, FCA was in compliance with the covenants of the Notes.

FCA used the net proceeds from the offering of the Notes for general corporate purposes and the refinancing of a portion of the outstanding Secured Senior Notes. Debt issuance costs, arrangement fees and other direct costs were split evenly across the 2020 Notes and the 2023 Notes, were recorded as a reduction in the carrying value of the Notes and are amortized using the effective interest rate method over the respective life of the Notes. Interest on the 2020 Notes and the 2023 Notes is payable semi-annually in April and October.

Borrowings from banks
Senior Credit Facilities - FCA US
At December 31, 2015, Borrowings from banks included the tranche B term loan maturing May 24, 2017 of FCA US which consists of the original U.S.$3.0 billion tranche B term loan (€2.8 billion) that matures on May 24, 2017, (the “Original Tranche B Term Loan”), and an additional U.S.$250 million (€230 million at December 31, 2015) term loan entered into on February 7, 2014 under the Original Tranche B Term Loan that also matures on May 24, 2017, collectively the “Tranche B Term Loan due 2017.” At December 31, 2015, €2,863 million (€2,587 million at December 31, 2014), which included accrued interest, was outstanding under the Tranche B Term Loan due 2017. The outstanding principal amount of the Tranche B Term Loan due 2017 is payable in equal quarterly installments of U.S.$8.1 million (€7.4 million) from March 2014, with the remaining balance due at maturity in May 2017. The Tranche B Term Loan due 2017 bears interest, at FCA's option, at either a base rate plus 1.75 percent per annum or at LIBOR plus 2.75 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. For the years ended December 31, 2015 and 2014, interest was accrued based on LIBOR.
On February 7, 2014, FCA US entered into a new U.S.$1,750 million (€1,607 million) tranche B term loan issued under a new credit facility, that matures on December 31, 2018 of FCA US (the “Tranche B Term Loan due 2018”). At December 31, 2015, €1,574 million (€1,421 million at December 31, 2014), which included accrued interest, was outstanding under the Tranche B Term Loan due 2018. The outstanding principal amount for the Tranche B Term Loan due 2018 is payable in equal quarterly installments of U.S.$4.4 million (€4.0 million) from June 30, 2014, with the remaining balance due at maturity. The Tranche B Term Loan due 2018 bears interest, at FCA US’s option, either at a base rate plus 1.5 percent per annum or at LIBOR plus 2.5 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. For the years ended December 31, 2015 and 2014, interest was accrued based on LIBOR.
FCA US may pre-pay, refinance or re-price the Tranche B Term Loan due 2017 and the Tranche B Term Loan due 2018, collectively referred to as the “Senior Credit Facilities”, without premium or penalty.
The Senior Credit Facilities are secured by a senior priority security interest in substantially all of FCA US’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100 percent of the equity interests in FCA US's U.S. subsidiaries and 65 percent of the equity interests in certain of its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors.
The credit agreements that govern the Senior Credit Facilities (the “Senior Credit Agreements”) include a number of affirmative covenants, many of which are customary, including, but not limited to, the reporting of financial results and other developments, compliance with laws, payment of taxes, maintenance of insurance and similar requirements. The Senior Credit Agreements also include negative covenants, including but not limited to: (i) limitations on incurrence, repayment and prepayment of indebtedness; (ii) limitations on incurrence of liens; (iii) limitations on making restricted payments, including a limit on declaring dividends or distributions to FCA; (iv) limitations on transactions with affiliates, swap agreements and sale and leaseback transactions; (v) limitations on fundamental changes, including certain asset sales and (vi) restrictions on certain subsidiary distributions. In addition, the Senior Credit Agreements require FCA US to maintain a minimum ratio of “borrowing base” to “covered debt” (as defined in the Senior Credit Agreements), as well as a minimum liquidity of U.S.$3.0 billion (€2.8 billion). Furthermore, the Senior Credit Agreements contain a number of events of default related to: (i) failure to make payments when due; (ii) failure to comply with covenants; (iii) breaches of representations and warranties; (iv) certain changes of control; (v) cross–default with certain other debt and hedging agreements and (vi) the failure to pay or post bond for certain material judgments. While the Senior Credit Facilities are outstanding, distributions to FCA will be limited to 50 percent of FCA US’s consolidated net income (as defined in the agreements) from January 2012 less distributions paid to date.
As of December 31, 2015, FCA US was in compliance with the covenants of the Senior Credit Agreements.

Revolving Credit Facilities
In June 2015, FCA entered into a new €5.0 billion syndicated revolving credit facility (“RCF”). The RCF, which is for general corporate purposes and working capital needs of the Group, replaced and expanded the €2.1 billion three-year revolving credit facility entered into by FCA on June 21, 2013 and replaced the U.S.$1.3 billion five-year revolving credit facility of FCA US (“FCA US RCF”) that was scheduled to expire on May 24, 2016. On November 25, 2015, FCA US terminated its undrawn FCA US RCF.
The RCF is available in two tranches. As of December 31, 2015, the first tranche of €2.5 billion was available and was undrawn. The first tranche matures in July 2018 and has two extension options (1-year and 11-months, respectively) which are exercisable on the first and second anniversary of signing. The second tranche, which consists of an additional €2.5 billion, matures in June 2020 and will be available upon the elimination of the restrictions under certain of FCA US's financing documentation on the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group (as described above in respect of the Senior Credit Facilities).
The covenants of the RCF include financial covenants (Net Debt/Adjusted Earnings Before Interest, Depreciation and Amortization ("Adjusted EBITDA") and Adjusted EBITDA/Net Interest ratios related to industrial activities) and negative pledge, pari passu, cross default and change of control clauses. The failure to comply with these covenants and, in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts. At December 31, 2015, FCA was in compliance with the covenants of the RCF.
At December 31, 2015, undrawn committed credit lines totaling €3.4 billion included the first tranche of €2.5 billion of the new €5.0 billion RCF and approximately €0.9 billion of other revolving credit facilities. At December 31, 2014, undrawn committed credit lines included the €2.1 billion syndicated revolving credit facility entered into by FCA in 2013 and the U.S.$1.3 billion FCA US RCF.
European Investment Bank Borrowings
We have financing agreements with the EIB for a total of €1.2 billion outstanding at December 31, 2015 (€1.1 billion outstanding at December 31, 2014), which included the (i) new €600 million facility described below, (ii) a facility of €400 million (maturing in 2018) for supporting certain investments and research and development programs in Italy to protect the environment through the reduction of emissions and improved energy efficiency and (iii) a €500 million facility (maturing in 2021) for an investment program relating to the modernization and expansion of production capacity of an automotive plant in Serbia.
On June 29, 2015, FCA, EIB and SACE finalized a €600 million loan earmarked to support the Group's automotive research, development and production plans for 2015 to 2017 which includes studies for efficient vehicle technologies for vehicle safety and new vehicle architectures. The three-year loan due July 2018 provided by EIB, which is also 50 percent guaranteed by SACE, relates to FCA's production and research and development sites in both northern and southern Italy. The loan was drawn in full at December 31, 2015.
Brazil
Our Brazilian subsidiaries have access to various local bank facilities in order to fund investments and operations.
Total debt outstanding under those facilities amounted to €4.1 billion at December 31, 2015 (€4.7 billion at December 31, 2014), of which €3.6 billion are medium term loans (€4.3 billion at December 31, 2014), with an average residual maturity between 2 to 3 years, while €0.5 billion (€0.4 billion at December 31, 2014) are short-term credit facilities. Medium-term facilities primarily include subsidized loans granted by such public financing institutions as Banco Nacional do Desenvolvimento ("BNDES"), with the aim to support industrial projects in certain areas. This provided the Group the opportunity to fund large investments in Brazil, with loans of sizeable amounts at low rates and with maturities greater than 10 years. At December 31, 2015, outstanding subsidized loans amounted to €1.9 billion (€2.3 billion at December 31, 2014), of which €1.2 billion (€1.2 billion at December 31, 2014), related to the construction of the plant in Pernambuco (Brazil), which has been supported by subsidized credit lines totaling Brazilian Real ("BRL") 6.5 billion (€1.5 billion). Approximately €0.3 billion of committed credit lines contracted to fund scheduled investments in the area were undrawn at December 31, 2015 (€0.9 billion at December 31, 2014). The average residual maturity of the subsidized loans was approximately 4 years.

Mexico Bank Loan
On March 20, 2015, FCA Mexico, S.A. de C.V., (“FCA Mexico”), our principal operating subsidiary in Mexico, entered into a U.S.$900 million (€0.8 billion) non-revolving loan agreement (“Mexico Bank Loan”) maturing on March 20, 2022 and received an initial disbursement of U.S.$500 million (€0.5 billion at December 31, 2015), which bears interest at one-month LIBOR plus 3.35 percent per annum. Effective July 20, 2015, the Group extended the disbursement term of the Mexico Bank Loan through September 20, 2016, during which time the remaining U.S.$400 million (€0.4 billion at December 31, 2015) is available for disbursement, subject to meeting certain preconditions for additional disbursements and a commitment fee of 0.50 percent per annum on the undisbursed balance. Principal payments are due on the loan in seventeen equal quarterly installments based on the total amount of all disbursements made under the loan agreement, beginning March 20, 2018, and interest is paid monthly throughout the term of the loan. The loan agreement requires FCA Mexico to maintain certain fixed and other assets as collateral, and comply with certain covenants, including, but not limited to, financial maintenance covenants, limitations on liens, incurrence of debt and asset sales. At December 31, 2015, the Group was in compliance with all covenants under the Mexico Bank Loan. The Group may not prepay all or any portion of the loan prior to the 18-month anniversary of the effective date of the loan agreement. The proceeds of this transaction were used to prepay all amounts outstanding under the Mexican development bank credit facilities amounting to approximately €414 million. In connection with the prepayment of the Mexican development bank credit facilities, a loss on extinguishment of debt of €9 million was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2015 reflecting the write-off of the remaining unamortized debt issuance costs. At December 31, 2015, €0.4 billion of the Mexico Bank Loan was undisbursed.
Payables represented by securities
At December 31, 2015, Payables represented by securities primarily included the unsecured Canadian HCT Notes totaling €366 million, including accrued interest, (€651 million at December 31, 2014, including accrued interest), which represents FCA US’s principal Canadian subsidiary’s financial liability to the Canadian Health Care Trust arising from the settlement of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada “CAW” (now part of Unifor), which represented employees, retirees and dependents. During the year ended December 31, 2015, FCA US's Canadian subsidiary made payments on the Canadian HCT Notes, which included prepayments on the remaining scheduled payments due on the Canada HCT Tranche A Note and accrued interest, totaling €288 million. The prepayment on the Canadian HCT Tranche A Note made on July 31, 2015 resulted in a €16 million gain on extinguishment of debt that was recorded within Net financial expenses in the Consolidated Income Statement for the year ended December 31, 2015.
As described in more detail in Note 19, FCA issued Mandatory Convertible Securities with an aggregate notional amount of U.S.$2,875 million (€2,293 million). The obligation to pay coupons as required by the Mandatory Convertible Securities meets the definition of a financial liability as it is a contractual obligation to deliver cash to another entity. The fair value amount determined for the liability component at issuance of the Mandatory Convertible Securities was U.S.$419 million (€335 million at December 31, 2014) calculated as the present value of the coupon payments due less allocated transaction costs of U.S.$9 million (€7 million at December 31, 2014) that are accounted for as a debt discount. Subsequent to issuance, the financial liability for the coupon payments is accounted for at amortized cost. At December 31, 2015, the financial liability component was U.S.$216 million (€199 million) (U.S.$420 million or €346 million at December 31, 2014).
During the year ended December 31, 2014, the balance of FCA US's financial liability to the VEBA Trust (the “VEBA Trust Note”) that had been issued by FCA US in connection with the settlement of its obligations related to postretirement healthcare benefits for certain UAW retirees, was prepaid. The proceeds of the February 7, 2014 issuances of the Secured Senior Notes and the Senior Credit Facilities were used to prepay all amounts outstanding of approximately $5.0 billion (€3.6 billion) under the VEBA Trust Note. The $4,715 million (€3,473 million) principal payment of the VEBA Trust Note consisted of $128 million (€94 million) of interest that was previously capitalized as additional debt with the remaining $4,587 million (€3,379 million) representing the original face value of the VEBA Trust Note.
Asset-backed financing
Asset-backed financing represents the amount of financing received through factoring transactions which do not meet IAS 39 derecognition requirements and are recognized as assets of the same amount in the Consolidated Statement of Financial Position within Current receivables and other current assets (Note 15). At December 31, 2015 the Group’s assets include current receivables to settle Asset-backed financing of €206 million (€469 million at December 31, 2014).

Debt secured by assets
At December 31, 2015, debt secured by assets of the Group (excluding FCA US) amounted to €747 million (€777 million at December 31, 2014), of which €373 million (€379 million at December 31, 2014) was due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America. The total carrying amount of assets acting as security for loans for the Group (excluding FCA US) amounted to €1,400 million at December 31, 2015 (€1,670 million at December 31, 2014) (Note 12).
At December 31, 2015, debt secured by assets of FCA US amounted to €5,254 million and included €4,437 million relating to the Senior Credit Facilities, €243 million due to creditors for assets acquired under finance leases and €574 million for other debt and financial commitments. At December 31, 2014 debt secured by assets of FCA US of €9,881 million included €9,093 million relating to the Secured Senior Notes and Senior Credit Facilities, €251 million due to creditors for assets acquired under finance leases and €537 million for other debt and financial commitments.
Other debt
The following table summarizes the Group's payables for finance leases:

	At December 31,
	2015					2014
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ million)
Minimum future lease payments	115	211	182	190	698	114	209	188	243	754
Interest expense	(25)	(37)	(16)	(4)	(82)	(33)	(51)	(31)	(9)	(124)
Present value of minimum lease payments	90	174	166	186	616	81	158	157	234	630
At December 31, 2015 and 2014, the Group (excluding FCA US) had outstanding financial lease agreements for assets whose overall net carrying amount totaled €379 million and €383 million, respectively. FCA US had outstanding financial lease agreements for assets whose net carrying amount totaled €470 million and €414 million at December 31, 2015 and 2014, respectively (Note 12).
(24) Other current liabilities
Other current liabilities consisted of the following:

	At December 31,
	2015	2014
	(€ million)
Advances on buy-back agreements	2,492	2,571
Indirect tax payables	1,305	1,495
Accrued expenses and deferred income	3,178	2,992
Payables to personnel	972	932
Social security payables	333	338
Amounts due to customers for contract work	227	252
Other	2,423	2,915
Total Other current liabilities	10,930	11,495

An analysis of Other current liabilities (excluding Accrued expenses and deferred income) by due date was as follows:

	At December 31,
	2015				2014
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Total Other current liabilities (excluding Accrued expenses and deferred income)	6,728	1,013	11	7,752	7,248	1,230	25	8,503
Advances on buy-back agreements refers to buy-back agreements entered into by the Group and includes the price received for the product recognized as an advance at the date of the sale, and subsequently, the repurchase price and the remaining lease installments yet to be recognized.
Indirect tax payables includes taxes on commercial transactions accrued by the Brazilian subsidiary, FCA Brazil, for which the company (as well as a number of important industrial groups that operate in Brazil) is awaiting the decision by the Supreme Court regarding its claim alleging double taxation. In March 2007, FCA Brazil received a preliminary trial court decision allowing the payment of such tax on a taxable base consistent with the Group’s position. Since it is a preliminary decision and the amount may be required to be paid to the tax authorities at any time, the difference between the tax payments as preliminary allowed and the full amount determined as required by the legislation still in force is recognized as a current liability due between one and five years. Timing for the Supreme Court decision is not predictable.
Included within Other current liabilities is the outstanding obligation of €313 million arising from the MOU signed by FCA US and the UAW. For further information on the MOU refer to the section —Changes in Scope of Consolidation - Acquisition of the remaining ownership interest in FCA US.
Deferred income includes revenues not yet recognized in relation to separately-priced extended warranties and service contracts offered by FCA US. These revenues will be recognized in the Consolidated Income Statement over the contract period in proportion to the costs expected to be incurred based on historical information.

(25) Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2015 and December 31, 2014:

		At December 31, 2015				At December 31, 2014
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)
Assets at fair value available-for-sale:
Investments at fair value with changes directly in Other comprehensive income/(loss)	(13)	184	19	—	203	110	14	—	124
Other non-current securities	(13)	31	—	12	43	45	—	22	67
Current securities available-for-sale	(16)	264	5	—	269	30	—	—	30
Financial assets at fair value held-for-trading:									—
Current investments		48	—	—	48	36	—	—	36
Current securities held for trading	(16)	213	—	—	213	180	—	—	180
Other financial assets	(17)	40	813	—	853	38	473	4	515
Cash and cash equivalents	(18)	18,097	2,565	—	20,662	20,804	2,036	—	22,840
Total Assets		18,877	3,402	12	22,291	21,243	2,523	26	23,792
Other financial liabilities	(17)	—	701	35	736	—	740	8	748
Total Liabilities		—	701	35	736	—	740	8	748
In 2015, there were no transfers between Levels in the fair value hierarchy.
The fair value of Other financial assets and liabilities, which mainly include derivatives financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method;

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The carrying value of Cash and cash equivalents (Note 18) usually approximates fair value due to the short maturity of these instruments. The fair value of money market funds is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).

The following table provides a reconciliation of the changes in items measured at fair value and categorized as Level 3 at December 31, 2015 and December 31, 2014:

	Other non- current securities	Other financial assets/(liabilities)
	(€ million)
At January 1, 2014	12	2
Gains/(losses) recognized in Consolidated Income Statement	—	16
Gains/(losses) recognized in Other comprehensive income/(loss)	—	(8)
Issues/Settlements	10	(14)
At December 31, 2014	22	(4)
Gains/(losses) recognized in Consolidated Income Statement	1	(14)
Gains/(losses) recognized in Other comprehensive income/(loss)	—	(39)
Transfer to Assets held for distribution	(11)	—
Issues/Settlements	—	22
At December 31, 2015	12	(35)
The gains/losses included in the Consolidated Income Statements are recognized within Cost of sales. Of the total gains/(losses) recognized in Other comprehensive income/(loss), €37 million was reflected within cash flow reserves and €2 million was reflected within currency translation differences.
Assets and liabilities not measured at fair value on recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, we assume that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of Current receivables and Other current assets and of Trade payables and Other current liabilities approximates their fair value.
Refer to Note 19 for a detailed discussion of the allocation of the fair value of the liability component of the Mandatory Convertible Securities issued by FCA in December 2014.
Refer to the section —Changes in the Scope of Consolidation - Acquisition of the remaining ownership interest in FCA US for a discussion of the residual value methodology used to determine the fair values of the acquired elements in connection with the transactions related to the acquisition of the remaining 41.5 percent interest in FCA US and the MOU.

The following table provides the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2015		2014
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		1,650	1,649	2,313	2,312
Retail financing		238	232	1,039	1,032
Finance lease		8	8	349	351
Other receivables from financing activities		110	110	142	142
Receivables from financing activities	(15)	2,006	1,999	3,843	3,837
Asset backed financing		206	206	469	469
Notes		13,441	14,120	17,648	18,794
Other debt		14,139	14,074	15,607	15,685
Debt	(23)	27,786	28,400	33,724	34,948
The fair values of Receivables from financing activities, which are categorized within Level 3 of the fair value hierarchy, have been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available (such as the FCA US Secured Senior Notes that were prepaid in 2015 (Note 23)), are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized as Level 2. At December 31, 2015, €14,113 million and €7 million of notes were classified within Level 1 and Level 2, respectively. At December 31, 2014, €13,433 million and €5,361 million of notes were classified within Level 1 and Level 2, respectively.
The fair value of Other debt included in Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is categorized in Level 3 of the fair value hierarchy. At December 31, 2015, €12,099 million and €1,975 million of Other Debt was classified within Level 2 and Level 3, respectively. At December 31, 2014, €13,144 million and €2,541 million of Other Debt was classified within Level 2 and Level 3, respectively.
(26) Related party transactions
Pursuant to IAS 24 - Related Party Disclosures, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties include companies belonging to Exor S.p.A. (the largest shareholder of FCA through its 29.16 percent common shares shareholding interest and 44.27 percent voting power at December 31, 2015) who also purchased U.S.$886 million (€730 million at December 31, 2014) in aggregate notional amount of Mandatory Convertible Securities that were issued in December 2014 (Note 19). Related parties also include CNHI and other unconsolidated subsidiaries, associates or joint ventures of the Group. In addition, members of the FCA Board of Directors, Board of Statutory Auditors (through the date of the Merger) and executives with strategic responsibilities and their families are also considered related parties.

The Group carries out transactions with unconsolidated subsidiaries, joint ventures, associates and other related parties, on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with unconsolidated subsidiaries, joint ventures, associates and other related parties are primarily of a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables; these transactions primarily relate to:

•	the sale of motor vehicles to the joint ventures Tofas and FCA Bank leasing and renting subsidiaries;

•	the sale of engines, other components and production systems and the purchase of commercial vehicles with the joint operation Sevel S.p.A.;

•	the sale of engines, other components and production systems to companies of CNHI;

•	the purchase of vehicles, the provision of services and the sale of goods with the joint operation Fiat India Automobiles Private Limited;

•	the provision of services and the sale of goods to the joint venture GAC Fiat Chrysler Automobiles Co. Ltd;

•	the provision of services (accounting, payroll, tax administration, information technology, purchasing and security) to the companies of CNHI;

•	the purchase of commercial vehicles from the joint venture Tofas;

•	the purchase of commercial vehicles under contract manufacturing agreement from CNHI; and

•	the purchase of engines from the VM Motori group during the first half of 2013.

The most significant financial transactions with related parties generated Receivables from financing activities of the Group’s financial services companies from joint ventures and Asset-backed financing relating to amounts due to FCA Bank for the sale of receivables which do not qualify for derecognition under IAS 39 – Financial Instruments: Recognition and Measurement.
The amounts of the transactions with related parties recognized in the Consolidated Income Statements were as follows:

	For the Years Ended December 31,
	2015				2014				2013
	Net Revenues	Cost of sales	Selling, general and admin. costs	Financial income/ (expenses)	Net Revenues	Cost of sales	Selling, general and admin. costs	Financial income/ (expenses)	Net Revenues	Cost of sales	Selling, general and admin. costs	Financial income/ (expenses)
	(€ million)
Tofas	1,533	1,611	—	—	1,247	1,189	1	—	1,145	1,287	3	—
Sevel S.p.A.	311	—	4	—	274	—	4	—	237	—	3	—
FCA Bank	1,447	14	9	(30)	276	10	7	(29)	223	62	10	(24)
GAC Fiat Chrysler Automobiles Co. Ltd	252	—	—	—	153	—	—	—	144	—	1	—
Fiat India Automobiles Limited	15	4	—	—	17	—	—	—	14	—	2	1
VM Motori Group	—	—	—	—	—	—	—	—	—	121	—	—
Other	29	22	—	—	18	22	—	—	7	6	—	—
Total joint arrangements	3,587	1,651	13	(30)	1,985	1,221	12	(29)	1,770	1,476	19	(23)
Total associates	143	14	6	—	102	2	6	—	70	4	5	—
CNHI	564	431	—	—	602	492	—	—	703	500	—	—
Directors, Statutory Auditors and Key Management	—	—	132	—	—	—	89	—	—	—	49	—
Other	—	1	17	—	—	4	20	—	—	24	13	—
Total CNHI, Directors and others	564	432	149	—	602	496	109	—	703	524	62	—
Total unconsolidated subsidiaries	79	13	8	1	52	7	21	(1)	45	15	28	1
Total transactions with related parties	4,373	2,110	176	(29)	2,741	1,726	148	(30)	2,588	2,019	114	(22)

Total for the Group	110,595	97,620	7,728	(2,366)	93,640	81,592	6,947	(2,051)	84,530	73,038	6,615	(1,989)

Non-financial assets and liabilities originating from related party transactions were as follows:

	At December 31,
	2015				2014
	Trade receivables	Trade payables	Other current assets	Other current liabilities	Trade receivables	Trade payables	Other current assets	Other current liabilities
	(€ million)
Tofas	13	157	—	—	48	160	—	1
FCA Bank	80	218	3	117	65	234	6	92
GAC Fiat Chrysler Automobiles Co. Ltd	147	3	—	61	48	20	—	1
Sevel S.p.A.	19	—	1	5	12	—	—	4
Fiat India Automobiles Limited	1	—	—	—	2	2	—	—
Other	21	2	—	—	9	2	—	—
Total joint arrangements	281	380	4	183	184	418	6	98
Total associates	42	24	—	21	38	13	—	23
CNHI	48	76	26	6	49	24	23	8
Other	—	2	—	—	—	7	—	—
Total CNHI, Directors and others	48	78	26	6	49	31	23	8
Total unconsolidated subsidiaries	80	18	2	1	31	13	2	2
Total originating from related parties	451	500	32	211	302	475	31	131
Total for the Group	2,668	21,465	3,078	10,930	2,564	19,854	2,761	11,495

Financial assets and liabilities originating from related party transactions were as follows:

	At December 31,
	2015			2014
	Current receivables from financing activities	Asset- backed financing	Other debt	Current receivables from financing activities	Asset- backed financing	Other debt
	(€ million)
FCA Bank	45	133	49	73	100	4
Tofas	18	—	—	39	—	—
Sevel S.p.A.	9	—	4	5	—	13
Other	5	—	—	8	—	—
Total joint arrangements	77	133	53	125	100	17
Total associates	20	—	—	7	—	—
Total CNHI	5	—	—	6	—	—
Total unconsolidated subsidiaries	25	—	14	24	—	30
Total originating from related parties	127	133	67	162	100	47
Total for the Group	2,006	206	27,580	3,843	469	33,255
Commitments and Guarantees pledged in favor of related parties
Guarantees pledged in favor of related parties were as follows:

	At December 31,
	2015	2014
	(€ million)
Joint ventures	4	11
Unconsolidated subsidiaries	—	1
Total related parties guarantees	4	12
In addition, at December 31, 2015, the Group had commitments for investments in joint ventures for €101 million, which included our commitment for contributions to our GAC Fiat Chrysler Automobiles Co. Ltd joint venture (Note 28). Additionally, with reference to the interest in the joint venture Tofas, the Group had a take or pay commitment whose future minimum expected obligations as of December 31, 2015 were as follows:

(€ million)
2016	138
2017	138
2018	138
2019	99
2020	93
2021 and thereafter	100

Compensation to Directors, Statutory Auditors and Key Management
The fees of the Directors and Statutory Auditors of the Group for carrying out their respective functions, including those in other consolidated companies, were as follows:

	For the Years Ended December 31,
	2015	2014	2013
	(€ thousand)
Directors (a)	38,488	14,305	18,912
Statutory auditors of Fiat	—	186	230
Total compensation	38,488	14,491	19,142
_________________________
(a) This amount includes the notional compensation cost arising from long-term share compensation granted to the Chief Executive Officer and share based payments to non-executive Directors.
Refer to Note 20 for information related to the special recognition award granted to the Chief Executive Officer on April 16, 2015 and the PSU and RSU awards granted to certain key employees in 2015.
The aggregate compensation expense for remaining executives with strategic responsibilities was approximately €65 million for 2015 (€23 million in 2014 and €30 million in 2013), which includes:

•	an amount of approximately €38 million in 2015 (approximately €2 million in 2014 and approximately €10 million in 2013) for share-based compensation expense;

•	an amount of approximately €8 million in 2015 (approximately €9 million in 2014 and approximately €15 million in 2013) for short-term employee benefits;

•	an amount of €3 million in 2015 (€2 million in 2014 and €3 million in 2013) for FCA’s contribution to State and employer defined contribution pension funds;

•	an amount of approximately €2 million in 2015 (€0 million in 2014 and approximately €1 million in 2013) for termination benefits.
In 2014, the Chief Executive Officer received a cash award of €24.7 million and was assigned a €12 million post-mandate award as recognition that he was instrumental in major strategic and financial accomplishments for the Group. Most notably, through his vision and guidance, FCA was formed, creating enormous value for the Company, its shareholders and stakeholders.
In 2014, Ferrari S.p.A. recorded a cost of €15 million in connection with the resignation of Mr. Luca Cordero di Montezemolo, as Chairman of Ferrari S.p.A., former Director of Fiat.

(27) Explanatory notes to the Consolidated Statement of Cash Flows
The Consolidated Statement of Cash Flows sets out changes in Cash and cash equivalents during the year. As required by IAS 7 – Statement of Cash Flows, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.

Non-cash items
For the year ended December 31, 2015, Other non-cash items of €812 million mainly included (i) €713 million non-cash charges for asset impairments impairments which mainly related to asset impairments in connection with the realignment of the Group's manufacturing capacity in NAFTA to better meet market demand and (ii) €80 million charge recognized as a result of the adoption of the SIMADI exchange rate to re-measure the net monetary assets of the Group’s Venezuelan subsidiary in U.S.$ (Note 30) (reported, for the effect on cash and cash equivalents, within Translation exchange differences).
For the year ended December 31, 2014, Other non-cash items of €348 million mainly included (i) €381 million related to the non-cash portion of the expense recognized in connection with the execution of the UAW MOU entered into by FCA US, as described in the section —Changes in the Scope of Consolidation -Acquisition of the remaining ownership interest in FCA US and (ii) €98 million remeasurement charge recognized as a result of the Group's change in the exchange rate used to remeasure its Venezuelan subsidiary’s net monetary assets in U.S.$ (Note 30) (reported, for the effect on cash and cash equivalents, within Translation differences), which were partially offset by (iii) the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US's membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned.
For the year ended December 31, 2013, Other non-cash items of €531 million mainly included (i) €336 million of impairment losses and asset write-offs on tangible and intangible assets, (ii) €59 million loss related to the devaluation of the official exchange rate of the VEF relative to the U.S.$ (Note 30) and (iii) €56 million related to the write-off of the book value of the right associated with the acquisition of the remaining interest in FCA US previously not owned.
Change in working capital
For the year ended December 31, 2015, the negative change in working capital of €158 million was primarily driven by (i) €958 million increase in inventories, which reflects the increased consumer demand for our vehicles and inventory buildup in NAFTA due to production changeovers (ii) €191 million increase in trade receivables and (iii) €580 million increase in net other current assets and liabilities reflecting the net payment of taxes and deferred expenses, which were partially offset by (iv) €1,571 million increase in trade payables, mainly related to increased production levels in EMEA.
For the year ended December 31, 2014, change in working capital of €779 million was primarily driven by (i) €1,470 million increase in trade payables, mainly related to increased production in EMEA and NAFTA as a result of increased consumer demand for our vehicles, (ii) €106 million decrease in trade receivables and (iii) €24 million increase in net other current assets and liabilities, which were partially offset by (iv) €821 million increase in inventory (net of vehicles sold under buy-back commitments), mainly related to increased finished vehicle and work in process levels at December 31, 2014 compared to December 31, 2013, in part driven by higher production levels in late 2014 to meet anticipated consumer demand in NAFTA, EMEA and Maserati.
For the year ended December 31, 2013, change in working capital of €1,378 million was primarily driven by (i) €1,322 million increase in trade payables, mainly related to increased production in NAFTA as a result of increased consumer demand for our vehicles, and increased production in Maserati, (ii) €746 million in net other current assets and liabilities mainly related to increases in accrued expenses and deferred income as well as indirect taxes payables, (iii) €232 million decrease in trade receivables principally due to the contraction of sales volumes in EMEA and LATAM, which were partially offset by (iv) €922 million increase in inventory (net of vehicles sold under buy-back commitments), mainly related to increased finished vehicle and work in process levels at December 31, 2013 compared to December 31, 2012, in part driven by higher production levels in late 2013 to meet anticipated consumer demand in the NAFTA, APAC and Maserati segments.

Financing activities
For the year ended December 31, 2015, net cash used in financing activities was €3,128 million and was primarily the result of (i) the prepayment of the FCA US Secured Senior Notes and the repayment at maturity of two notes issued under the GMTN Programme as described in more detail in Note 23 for a total of €7,241 million, (ii) the repayment of medium-term borrowings for a total of €4,412 million, which were partially offset by (iii) net proceeds of €866 million from the Ferrari IPO as discussed in the section —Principal Activities above, (iv) proceeds from the issuance of the Notes by FCA for a total of €2,840 million as described in more detail in Note 23, (v) 3,061 million provided by new medium-term borrowings and (vi) net proceeds from the €2.0 billion Ferrari Bridge Loan and Ferrari Term Loan, which are reflected within cash flows used in financing activities - discontinued operations in the Consolidated Statement of Cash Flows.
For the year ended December 31, 2014, net cash provided by financing activities was €2,137 million and was primarily the result of (i) the net proceeds from the issuance of the Mandatory Convertible Securities as described in more detail in Note 19, (ii) the proceeds from note issuances and new medium term borrowings as discussed in Note 23, which were partially offset by (iii) the cash payment to the VEBA Trust for the acquisition of the remaining 41.5 percent ownership interest in FCA US (see section —Changes in the Scope of Consolidation - Acquisition of the Remaining Ownership Interest in FCA US above), (iv) the repayment of medium-term borrowings for a total of €5,834 million, mainly related to the prepayment of all amounts under the VEBA Trust Note amounting to approximately U.S.$5 billion (€3.6 billion), including accrued and unpaid interest, and repayment of medium term borrowings primarily in Brazil, (v) the repayment at maturity of notes issued under the GMTN Programme, as discussed in Note 23 and (vi) the net cash disbursement in connection with the Merger (see section —Principal Activities - The FCA Merger above).
For the year ended December 31, 2013, net cash provided by financing activities was €3,136 million and was primarily the result of (i) the proceeds from issuances relating to notes issued as part of the GMTN Programme, which were partially offset by (ii) the repayment at maturity of notes issued under the GMTN Programme and the repayment at maturity of medium-term borrowings.
The Group, including Ferrari, paid interest of €2,087 million, €2,054 million and €1,832 million and received interest of €469 million, €441 million and €398 million during the years ended December 31, 2015, 2014 and 2013, respectively. Amounts indicated are also inclusive of interest rate differentials paid or received on interest rate derivatives.
The Group, including Ferrari, made income tax payments, net of refunds, totaling €664 million, €542 million and €429 million during the years ended December 31, 2015, 2014 and 2013, respectively.
(28) Guarantees granted, commitments and contingent liabilities
Guarantees granted
At December 31, 2015, the Group had pledged guarantees on the debt or commitments of third parties totaling €19 million (€27 million at December 31, 2014), as well as guarantees of €4 million on related party debt (€12 million at December 31, 2014).
SCUSA Private-Label Financing Agreement
In February 2013, FCA US entered into a private-label financing agreement (the “SCUSA Agreement”) with Santander Consumer USA Inc. (“SCUSA”), an affiliate of Banco Santander, which launched on May 1, 2013. Under the SCUSA Agreement, SCUSA provides a wide range of wholesale and retail financing services to FCA US's dealers and consumers in accordance with its usual and customary lending standards, under the Chrysler Capital brand name. The financing services include credit lines to finance dealers’ acquisition of vehicles and other products that FCA US sells or distributes, retail loans and leases to finance consumer acquisitions of new and used vehicles at independent dealerships, financing for commercial and fleet customers, and ancillary services. In addition, SCUSA offers dealers construction loans, real estate loans, working capital loans and revolving lines of credit.

The SCUSA Agreement has a ten-year term from February 2013, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided an upfront, nonrefundable payment of €109 million (U.S.$150 million) in May 2013, which was recognized as deferred revenue and is amortized over ten years. At December 31, 2015, €101 million (U.S.$110 million) remained in deferred revenue.
From time to time, FCA US works with certain lenders to subsidize interest rates or cash payments at the inception of a financing arrangement to incentivize customers to purchase its vehicles, a practice known as “subvention.” FCA US has provided SCUSA with limited exclusivity rights to participate in specified minimum percentages of certain of its retail financing rate subvention programs. SCUSA has committed to certain revenue sharing arrangements, as well as to consider future revenue sharing opportunities. SCUSA bears the risk of loss on loans contemplated by the SCUSA Agreement. The parties share in any residual gains and losses in respect of consumer leases, subject to specific provisions in the SCUSA Agreement, including limitations on FCA US participation in gains and losses.
Other Repurchase Obligations
In accordance with the terms of other wholesale financing arrangements in Mexico, FCA Mexico is required to repurchase dealer inventory financed under these arrangements, upon certain triggering events and with certain exceptions, including in the event of an actual or constructive termination of a dealer’s franchise agreement. These obligations exclude certain vehicles including, but not limited to, vehicles that have been damaged or altered, that are missing equipment or that have excessive mileage or an original invoice date that is more than one year prior to the repurchase date. In December 2015, FCA Mexico entered into a ten year private label financing agreement with FC Financial, S.A De C.V., Sofom, E.R., Grupo Financiaro Inbursa (“FC Financial”), a wholly owned subsidiary of Banco Inbursa, under which FC Financial provides a wide range of financial wholesale and retail financial services to FCA US's dealers and retail customers under the FCA Financial Mexico brand name. The wholesale repurchase obligation under the new agreement will be limited to wholesale purchases in case of actual or constructive termination of a dealer's franchise agreement.
At December 31, 2015, the maximum potential amount of future payments required to be made in accordance with these wholesale financing arrangements was approximately €275 million (U.S.$299 million) and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer’s stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was less than €0.1 million at December 31, 2015, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events. These estimates are based on historical experience.
Arrangements with Key Suppliers
From time to time, in the ordinary course of our business, the Group enters into various arrangements with key third party suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Future minimum purchase obligations under these arrangements at December 31, 2015 were as follows:

(€ million)
2016	420
2017	426
2018	365
2019	214
2020	176
2021 and thereafter	108

Operating lease contracts
The Group has operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. The following table summarizes the total future minimum lease payments under non-cancellable lease contracts at December 31, 2015:

	At December 31, 2015
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ million)
Future minimum lease payments under operating lease agreements	190	289	201	257	937
During 2015, the Group recognized lease payments expense of €246 million (€195 million in 2014 and €199 million in 2013).
Other commitments, arrangements and contractual rights
GAC Group
During the year ended December 31, 2015, the Group committed to contributing a total 1.3 billion Renminbi (“RMB”) (approximately €186 million) to our GAC Fiat Chrysler Automobiles Co. Ltd joint venture, which has begun localizing the production of Jeep vehicles for the Chinese market, of which RMB 700 million (approximately €100 million) was contributed in October 2015 and the remaining amount of RMB 600 million (approximately €85 million) is expected to be contributed in 2016. A total of €171 million was contributed during the year ended December 31, 2015 and the Group's ownership percentage remained unchanged at 50 percent.
UAW Labor Agreement
In October 2015, FCA US and the UAW agreed to a new four-year national collective bargaining agreement, which will expire in September 2019. The provisions of the new agreement continue certain opportunities for success-based compensation upon meeting certain quality and financial performance metrics. The agreement closes the pay gap between “Traditional” and “In-progression” employees over an eight year period and will continue to provide UAW-represented employees with a simplified adjusted profit sharing plan. The adjusted profit sharing plan will be effective for the 2016 plan year and is directly aligned with NAFTA profitability. The agreement includes lump-sum payments in lieu of further wage increases of primarily $4,000 for “Traditional” employees and $3,000 for “In-progression” employees totaling approximately $141 million (€127 million) that was paid to UAW members on November 6, 2015. These payments are being amortized ratably over the four-year labor agreement period.
Italian Labor Agreement
In April 2015, a new four-year compensation agreement was signed by FCA companies in Italy within the automobiles business. The new compensation agreement was subsequently included into the new labor agreement and was extended to all FCA companies in Italy on July 7, 2015.
The compensation arrangement was effective retrospectively from January 1, 2015 through to December 31, 2018 and incentivizes all employees toward achievement of the productivity, quality and profitability targets established in the 2015-2018 period of the 2014-2018 business plan developed in May 2014 by adding two variable additional elements to base pay:

•	an annual bonus calculated on the basis of production efficiencies achieved and the plant’s World Class Manufacturing (“WCM”) audit status, and

•
a component linked to achievement of the financial targets established in the 2015-2018 period of the 2014-2018 business plan (“Business Plan Bonus”) for the EMEA region, including the activities of the premium brands Alfa Romeo and Maserati. A portion of the Business Plan Bonus is a guaranteed amount based on employees' base salaries and is paid over four years in quarterly installments, while the remaining portion is to be paid in March 2019 to active employees as of December 31, 2018, with at least two years of service during 2015 through 2018.

During the year ended December 31, 2015, €115 million was recorded as an expense in respect of the compensation agreement.

The Group has commitments and rights deriving from outstanding agreements which are summarized below.
Canada labor agreement
The collective bargaining labor agreement between FCA Canada and Unifor will expire September 2016.

Mercurio
In January 2015, the Group granted Mercurio a put option as a result of the merger agreement described above within the section —Changes in the Scope of Consolidation.
Sevel S.p.A.
As part of the Sevel cooperation agreement with Peugeot-Citroen SA (“PSA”), the Group is party to a call agreement with PSA whereby, from July 1, 2017 to September 30, 2017, the Group will have the right to acquire the residual interest in the joint operation Sevel with effect from December 31, 2017.
Contingent liabilities
Contingent liabilities estimated by the Group for which no provisions have been recognized since an outflow of resources is not considered to be probable and contingent liabilities for which a reliable estimate can be made amounted to approximately €70 million and €100 million at December 31, 2015 and 2014, respectively. Furthermore, contingent assets and expected reimbursement in connection with these contingent liabilities for approximately €8 million and €10 million at December 31, 2015 and 2014, respectively, have been estimated but not recognized. The Group will recognize the related amounts when it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and the amounts can be reliably estimated.
Furthermore, in connection with significant asset divestitures carried out in prior years, the Group provided indemnities to purchasers with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These liabilities refer principally to potential liabilities arising from possible breaches of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. Potential obligations with respect to these indemnities were approximately €240 million at December 31, 2015 and 2014. At December 31, 2015 and 2014, a total of €50 million and €58 million, respectively, within Other provisions, has been recognized related to these obligations. The Group has provided certain other indemnifications that do not limit potential payment and as such, it was not possible to estimate the maximum amount of potential future payments that could result from claims made under these indemnities.
Litigation

On July 9, 2012, a lawsuit was filed against FCA US in the Superior Court of Decatur County, Georgia, U.S. ("the Court"), with respect to a March 2012 fatality in a rear-impact collision involving a 1999 Jeep Grand Cherokee. Plaintiffs alleged that the manufacturer had acted in a reckless and wanton fashion when it designed and sold the vehicle due to the placement of the fuel tank behind the rear axle and had breached a duty to warn of the alleged danger. On April 2, 2015, a jury found in favor of the plaintiffs and the trial court entered a judgment against FCA US in the amount of U.S.$148.5 million (€138 million). On July 24, 2015, the Court issued a remittitur reducing the judgment against FCA US to U.S.$40 million (€36 million).

FCA US believes the jury verdict was not supported by the evidence or the law. FCA US maintains that the 1999 Jeep Grand Cherokee is not defective, and its fuel system does not pose an unreasonable risk to motor vehicle safety. The vehicle met or exceeded all applicable Federal Motor Vehicle Safety Standards, including the standard governing fuel system integrity. Furthermore, FCA US submitted extensive data to NHTSA validating that the vehicle performs as well as, or better than, peer vehicles in impact studies, and nothing revealed in the trial altered this data. During the trial, however, FCA US was not allowed to introduce all the data previously provided to NHTSA, which demonstrated that the vehicle’s fuel system is not defective.

On August 10, 2015, FCA US filed a notice of appeal with the Georgia Court of Appeals. While a decision by an appellate court could affirm the judgment, FCA US believes it is more likely that the verdict will be overturned, that a new trial will be ordered or that the amount of the judgment will be further modified. FCA US does not, therefore, believe a loss is probable at the present time. The amount of the possible loss cannot reasonably be estimated at this time given that FCA US is in the early stages of what could be a lengthy appellate process, and the range of possible outcomes is between zero (as the verdict could be overturned or the award could be reduced to an immaterial amount) and the current judgment of U.S.$40 million (€36 million).

(29) Segment reporting
The reportable segments, as described in the section —Segment reporting above, reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 - Operating Segments, or whose information is considered useful for the users of the financial statements.
Transactions among mass-market vehicle segments generally are presented on a “where-sold” basis, which reflects the profit/(loss) on the ultimate sale to the external customer within the segment. This presentation generally eliminates the effect of the legal entity transfer price within the segments. Revenues of the other segments, aside from the mass-market vehicle segments, are those directly generated by or attributable to the segment as the result of its usual business activities and include revenues from transactions with third parties as well as those arising from transactions with segments, recognized at normal market prices.
Other activities include the results of the activities and businesses that are not operating segments under IFRS 8 - Operating Segments. In addition, Unallocated items and adjustments include consolidation adjustments and eliminations in addition to financial income and expense and income taxes that are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities. As a result, such items and adjustments, which primarily arise from the management of treasury assets and liabilities by the treasuries of FCA and FCA US that work independently and separately within the Group, are subject to separate assessment by the chief operating decision maker.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT is calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature. See below for a reconciliation of Adjusted EBIT to EBIT, which is the most directly comparable measure included in our Consolidated Income Statement. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8 - Operating Segments, the related information is not provided.

The following tables summarize selected financial information by segment for the years ended December 31, 2015, 2014 and 2013:

	Mass-Market Vehicles
2015	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	69,992	6,431	4,885	20,350	2,411	9,770	844	(4,088)	110,595
Revenues from transactions with other segments	(1)	(194)	(25)	(304)	(13)	(3,095)	(456)	4,088	—
Revenues from external customers	69,991	6,237	4,860	20,046	2,398	6,675	388	—	110,595

Adjusted EBIT	4,450	(87)	52	213	105	395	(150)	(184)	4,794
Change in estimate for future recall campaign costs (1)	(761)	—	—	—	—	—	—	—	(761)
Tianjin (China) port explosions(2)	—	—	(142)	—	—	—	—	—	(142)
NAFTA capacity realignment (3)	(834)	—	—	—	—	—	—	—	(834)
Currency devaluations (1)	—	(163)	—	—	—	—	—	—	(163)
NHTSA Consent Order and Amendment (4)	(144)	—	—	—	—	—	—	—	(144)
Other impairments and asset write offs	—	(16)	(22)	(46)	(3)	(20)	—	(11)	(118)
Restructuring (costs)/reversal	11	(40)	—	—	—	(23)	(2)	1	(53)
Other income/(expenses)	97	—	(41)	(1)	—	(8)	1	(2)	46
EBIT									2,625
_________________________
(1) Refer to Note 2; (2) Adjustment relates to the write-down of inventory (€53 million) and incremental incentives (€89 million) for vehicles affected by the explosions at the Port of Tianjin in August 2015; (3) Refer to Notes 2 and 4; (4) Refer to Note 5

	Mass-Market Vehicles
2014	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	52,452	8,629	6,259	18,020	2,767	8,619	831	(3,937)	93,640
Revenues from transactions with other segments	(271)	(100)	(10)	(587)	(7)	(2,526)	(436)	3,937	—
Revenues from external customers	52,181	8,529	6,249	17,433	2,760	6,093	395	—	93,640

Adjusted EBIT	2,179	289	541	(41)	275	285	(116)	(50)	3,362
Currency devaluations (1)	—	(98)	—	—	—	—	—	—	(98)
Gains/(losses) on the disposal of investments	—	8	—	1	—	(1)	4	—	12
Other impairments and asset write offs (2)	(28)	—	(4)	(72)	—	(5)	(5)	(1)	(115)
Restructuring (costs)/reversal	5	(22)	—	(21)	—	(15)	3	—	(50)
Other income/(expenses)(3)	(509)	—	—	24	—	(4)	—	212	(277)
EBIT									2,834
_________________________
(1) Refer to Note 2; (2) Refer to Note 4; (3) Primarily comprised of the one-off charge of €495 million in connection with the UAW MOU entered into by FCA US in January 2014 and the non-taxable gain of €223 million on the fair value remeasurement of the previously exercised options in connection with the acquisition of FCA US

	Mass-Market Vehicles
2013	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
(€ million)
Revenues	45,777	9,973	4,668	17,335	1,659	8,080	929	(3,891)	84,530
Revenues from transactions with other segments	(173)	(100)	(2)	(637)	(20)	(2,521)	(438)	3,891	—
Revenues from external customers	45,604	9,873	4,666	16,698	1,639	5,559	491	—	84,530

Adjusted EBIT	2,219	619	338	(291)	171	208	(80)	(3)	3,181
Jeep voluntary recall charge (1)	(115)	—	—	—	—	—	—	—	(115)
Pension curtailment gain (1)	166	—	—	—	—	—	—	—	166
Currency devaluations (1)	—	(43)	—	—	—	—	—	—	(43)
Gains on the disposal of investments	—	—	—	6	—	—	2	—	8
Other impairments and asset write offs (2)	—	(32)	—	(206)	(65)	(59)	—	—	(362)
Restructuring (costs)/reversal	11	—	—	3	—	(2)	(39)	(1)	(28)
Other income/(expenses)	9	(52)	(3)	(18)	—	(1)	(50)	(54)	(169)
EBIT									2,638
_________________________
(1) Refer to Note 2; (2) Refer to Note 4

Information about geographical area

	At December 31,
	2015	2014
Non-current assets (excluding financial assets, deferred tax assets and post-employment benefits assets) in:	(€ million)
North America	33,701	30,539
Italy	11,476	11,538
Brazil	4,612	4,638
Poland	1,208	1,183
Serbia	772	882
Other countries	2,346	2,129
Total Non-current assets (excluding financial assets, deferred tax assets and post-employment benefits assets)	54,115	50,909

(30) Venezuela Currency Regulations and Devaluation

On February 10, 2015, the Venezuelan government introduced a new market-based exchange system, the SIMADI exchange rate, with certain specified limitations on its usage by individuals and legal entities. On February 12, 2015, the SIMADI exchange rate began trading at 170.0 VEF to U.S.$ for individuals and entities in the private sector. In February 2015, the Venezuelan government also announced that the Supplementary Foreign Currency Administration System (“SICAD I”) and the additional auction-based foreign exchange system introduced by the Venezuelan government in March 2014 (“SICAD II”) would be merged into a single exchange system (the “SICAD”) with a rate starting at 12.0 VEF to U.S.$. As of March 31, 2015, the SICAD exchange rate was expected to be used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S.$ and as such, it was deemed the appropriate rate to use to convert our VEF denominated monetary assets and liabilities to U.S.$ for the first quarter 2015.

Due to the continuing deterioration of the economic conditions in Venezuela, as of June 30, 2015, we determined that it was unlikely that the majority of our future transactions to exchange VEF to U.S.$ would be at the SICAD rate. Rather, we had determined that the SIMADI exchange rate was the most appropriate rate to use based on the volume of VEF to U.S.$ exchange transactions that have occurred in Venezuela utilizing the SIMADI exchange rate as compared to the SICAD. As a result of adopting the SIMADI exchange rate at June 30, 2015, we recorded a remeasurement charge on our VEF denominated net monetary assets, including cash and cash equivalents in Venezuela of €53 million using an exchange rate of 197.3 VEF per U.S.$. In addition to the remeasurement charge, we recorded a €27 million charge for the write-down of inventory in Venezuela to the lower of cost or net realizable value, as due to pricing controls, we are unable to increase the VEF sales price in Venezuela to compensate for the devaluation. As of December 31, 2015, the SIMADI exchange rate of 199 VEF per U.S.$ did not result in the recording of any additional material charges. The total charge of €80 million was recorded in Cost of Sales for the year ended December 31, 2015.

During the year ended December 31, 2014, we recorded a remeasurement charge of €98 million in Cost of Sales resulting from our initial adoption of the SICAD I exchange rate to remeasure our VEF denominated net monetary assets. During the year ended December 31, 2013, we recorded €43 million in Cost of Sales for the devaluation of the VEF exchange rate relative to the U.S.$ and the remeasurement on the Group's VEF denominated net monetary assets.
(31) Qualitative and quantitative information on financial risks
The Group is exposed to the following financial risks connected with its operations:

•	credit risk, principally arising from its normal commercial relations with final customers and dealers, and its financing activities;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;

•
financial market risk (principally relating to exchange rates, interest rates and commodity prices), since the Group operates at an international level in different currencies and uses financial instruments which generate interest. The Group is also exposed to the risk of changes in the price of certain commodities and of certain listed shares.

These risks could significantly affect the Group’s financial position and results and for this reason, the Group systematically identifies and monitors these risks in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments in accordance with established risk management policies.

Financial instruments held by the funds that manage pension plan assets are not included in this analysis (see Note 21).
The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group. The quantitative data reported in the following does not have any predictive value, in particular the sensitivity analysis on finance market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.
Credit risk
Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty.
The Group’s credit risk differs in relation to the activities carried out. In particular, dealer financing and operating and financial lease activities that are carried out through the Group’s financial services companies are exposed both to the direct risk of default and the deterioration of the creditworthiness of the counterparty, while the sale of vehicles and spare parts is mostly exposed to the direct risk of default of the counterparty. These risks are however mitigated by the fact that collection exposure is spread across a large number of counterparties and customers.
Overall, the credit risk regarding the Group’s trade receivables and receivables from financing activities is concentrated in the European Union, Latin America and North American markets.

In order to test for impairment, significant receivables from corporate customers and receivables for which collectability is at risk are assessed individually, while receivables from end customers or small business customers are grouped into homogeneous risk categories. A receivable is considered impaired when there is objective evidence that the Group will be unable to collect all amounts due specified in the contractual terms. Objective evidence may be provided by the following factors: significant financial difficulties of the counterparty, the probability that the counterparty will be involved in an insolvency procedure or will default on its installment payments, the restructuring or renegotiation of open items with the counterparty, changes in the payment status of one or more debtors included in a specific risk category and other contractual breaches. The calculation of the amount of the impairment loss is based on the risk of default by the counterparty, which is determined by taking into account all the information available as to the customer’s solvency, the fair value of any guarantees received for the receivable and the Group’s historical experience.
The maximum credit risk to which the Group is potentially exposed at December 31, 2015 is represented by the carrying amounts of financial assets in the financial statements and the nominal value of the guarantees provided on liabilities and commitments to third parties as discussed in Note 28.
Dealers and final customers for which the Group provides financing are subject to specific assessments of their creditworthiness under a detailed scoring system; in addition to carrying out this screening process, the Group also obtains financial and non-financial guarantees for risks arising from credit granted. These guarantees are further strengthened where possible by reserve of title clauses on financed vehicle sales to the sales network made by Group financial service companies and on vehicles assigned under finance and operating lease agreements.
Receivables for financing activities amounting to €2,006 million at December 31, 2015 (€3,843 million at December 31, 2014) contained balances totaling €4 million (€3 million at December 31, 2014), which have been written down on an individual basis. Of the remainder, balances totaling €44 million are past due by up to one month (€71 million at December 31, 2014), while balances totaling €21 million are past due by more than one month (€31 million at December 31, 2014). In the event of installment payments, even if only one installment is overdue, the entire receivable balance is classified as overdue.
Trade receivables and Other current receivables amounting to €5,054 million at December 31, 2015 (€4,810 million at December 31, 2014) contain balances totaling €13 million (€19 million at December 31, 2014) which have been written down on an individual basis. Of the remainder, balances totaling €214 million are past due by up to one month (€248 million at December 31, 2014), while balances totaling €211 million are past due by more than one month (€280 million at December 31, 2014).
Even though our Current securities and Cash and cash equivalents consist of balances spread across various primary national and international banking institutions and money market instruments that are measured at fair value, there was no exposure to sovereign debt securities at December 31, 2015 which might lead to significant repayment risk.
Liquidity risk
Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations under economic conditions. Any actual or perceived limitations on the Group’s liquidity may affect the ability of counterparties to do business with the Group or may require additional amounts of cash and cash equivalents to be allocated as collateral for outstanding obligations.
The continuation of a difficult economic situation in the markets in which the Group operates and the uncertainties that characterize the financial markets, necessitate special attention to the management of liquidity risk. In that sense, measures taken to generate funds through operations and to maintain a conservative level of available liquidity are important factors for ensuring operational flexibility and addressing strategic challenges over the next few years.
The main factors that determine the Group’s liquidity situation are the funds generated by or used in operating and investing activities, the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.

The Group has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce liquidity risk as follows:

•	centralizing the management of receipts and payments, where it may be economical in the context of the local civil, currency and fiscal regulations of the countries in which the Group is present;

•	maintaining a conservative level of available liquidity;

•	diversifying the means by which funds are obtained and maintaining a continuous and active presence in the capital markets;

•	obtaining adequate credit lines;

•	monitoring future liquidity on the basis of business planning.

The Group manages liquidity risk by monitoring cash flows and keeping an adequate level of funds at its disposal. The operating cash management and liquidity investment of the Group are centrally coordinated in the Group's treasury companies, with the objective of ensuring effective and efficient management of the Group’s funds. These companies obtain funds in the financial markets various funding sources.

FCA US currently manages its liquidity independently from the rest of the Group. Intercompany financing from FCA US to other Group entities is not restricted other than through the application of covenants requiring that transactions with related parties be conducted at arm’s length terms or be approved by a majority of the “disinterested” members of the Board of Directors of FCA US. In addition certain of FCA US ’s finance agreements restrict the distributions which it is permitted to make. In particular, dividend distributions, other than certain exceptions including permitted distributions and distributions with respect to taxes, are generally limited to an amount not to exceed 50 percent of cumulative consolidated net income (as defined in the agreements) from January 1, 2012 less distributions paid to date.
FCA has not provided any guarantee, commitment or similar obligation in relation to any of FCA US’s financial indebtedness, nor has it assumed any kind of obligation or commitment to fund FCA US. However, with the replacement of the prior FCA revolving credit facilities with the new FCA revolving credit facilities entered into in June 2015, FCA no longer has limitations in providing funding to FCA US. Certain notes issued by FCA and its subsidiaries (other than FCA US and its subsidiaries) include covenants which may be affected by circumstances related to FCA US, including cross-default clauses which may accelerate repayments in the event that FCA US fails to pay certain of its debt obligations.
Details of the repayment structure of the Group’s financial assets and liabilities are provided in Note 15 and in Note 23. Details of the repayment structure of derivative financial instruments are provided in Note 17.
The Group believes that the Group's total available liquidity, in addition to the funds that will be generated from operating and financing activities, will enable the Group to satisfy the requirements of its investing activities and working capital needs, fulfill its obligations to repay its debt at the natural due dates and ensure an appropriate level of operating and strategic flexibility.
Financial market risks
Due to the nature of our business, the Group is exposed to a variety of market risks, including foreign currency exchange rate risk, commodity price risk and interest rate risk.
The Group’s exposure to foreign currency exchange rate risk arises both in connection with the geographical distribution of the Group’s industrial activities compared to the markets in which it sells its products, and in relation to the use of external borrowing denominated in foreign currencies.
The Group’s exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s Net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

The Group’s exposure to commodity price risk arises from the risk of changes in the price of certain raw materials and energy used in production. Changes in the price of raw materials could have a significant effect on the Group’s results by indirectly affecting costs and product margins.
These risks could significantly affect the Group’s financial position and results and for this reason, these risks are systematically identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments in accordance with its established risk management policies.
The Group’s policy permits derivatives to be used only for managing the exposure to fluctuations in foreign currency exchange rates and interest rates as well as commodities prices connected with future cash flows and assets and liabilities, and not for speculative purposes.
The Group utilizes derivative financial instruments designated as fair value hedges mainly to hedge:

•	the foreign currency exchange rate risk on financial instruments denominated in foreign currency; and

•	the interest rate risk on fixed rate loans and borrowings.

The instruments used for these hedges are mainly foreign currency forward contracts, interest rate swaps and combined interest rate and foreign currency financial instruments.

The Group uses derivative financial instruments as cash flow hedges for the purpose of pre-determining:

•	the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;

•
the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a targeted mix of floating versus fixed rate funding structured loans; and

•	the price of certain commodities.

The foreign currency exchange rate exposure on forecasted commercial flows is hedged by foreign currency swaps and forward contracts. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements. Exposure to changes in the price of commodities is generally hedged by using commodity swaps and commodity options.     Counterparties to these agreements are major financial institutions.

Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 17.

Quantitative information on foreign currency exchange rate risk
The Group is exposed to risk resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•	where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating results of that company.

•	the principal exchange rates to which the Group is exposed are:

▪	EUR/U.S.$, relating to sales in U.S.$ made by Italian companies (in particular, companies belonging to the Maserati segment) and to sales and purchases in Euro made by FCA US;

▪	U.S.$/CAD, primarily relating to FCA US's Canadian manufacturing operations;

▪	CNY, in relation to sales in China originating from FCA US and from Italian companies (in particular, companies belonging to the Maserati segment);

▪	GBP, AUD, MXN, CHF, ARS and VEF in relation to sales in the UK, Australian, Mexican, Swiss, Argentinean and Venezuelan markets;

▪	PLN and TRY, relating to manufacturing costs incurred in Poland and Turkey;

▪	JPY mainly in relation to purchase of parts from Japanese suppliers and sales of vehicles in Japan;

▪	U.S.$/BRL, EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows.

The Group’s policy is to use derivative financial instruments to hedge a percentage of certain exposures subject to foreign currency exchange rate risk for the upcoming 12 months (including such risk before or beyond that date where it is deemed appropriate in relation to the characteristics of the business) and to hedge the exposure resulting from firm commitments unless not deemed appropriate.
Group companies may have trade receivables or payables denominated in a currency different from their respective functional currency. In addition, in a limited number of cases, it may be convenient from an economic point of view, or it may be required under local market conditions, for Group companies to obtain financing or use funds in a currency different from their respective functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. The Group’s policy is to hedge, whenever deemed appropriate, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the respective Group companies' functional currency.
Certain of the Group’s companies are located in countries which are outside of the Eurozone, in particular the U.S., Brazil, Canada, Poland, Serbia, Turkey, Mexico, Argentina, the Czech Republic, India, China and South Africa. As the Group's reporting currency is the Euro, the income statements of those entities that have a reporting currency other than the Euro, are translated into Euro using the average exchange rate for the period. In addition, the monetary assets and liabilities of these consolidated companies are translated into Euro at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the Cumulative Translation Adjustments reserve included in Other comprehensive income/(losses). Changes in exchange rates may lead to effects on the translated balances of revenues, costs and monetary assets and liabilities reported in Euro, even when corresponding items are unchanged in the respective local currency of these companies.
The Group monitors its principal exposure to conversion exchange risk, although there was no specific hedging in this respect at the balance sheet dates.
There have been no substantial changes in 2015 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.
The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards, cross-currency interest rate and currency swaps) at December 31, 2015 resulting from a hypothetical 10.0 percent change in the exchange rates would have been approximately €1,490 million (€1,402 million at December 31, 2014).
Receivables, payables and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
Quantitative information on interest rate risk
The manufacturing companies and treasuries of the Group make use of external borrowings and invest in monetary and financial market instruments. In addition, Group companies sell receivables resulting from their trading activities on a continuing basis. Changes in market interest rates can affect the cost of the various forms of financing, including the sale of receivables, or the return on investments, and the employment of funds, thus negatively impacting the net financial expenses incurred by the Group.
In addition, the financial services companies provide loans (mainly to customers and dealers), financing themselves using various forms of direct debt or asset-backed financing (e.g. factoring of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing obtained, changes in the current level of interest rates can affect the operating result of those companies and the Group as a whole.

In order to manage these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, when available in the market, with the object of mitigating, under economically acceptable conditions, the potential variability of interest rates on Net profit/(loss).
In assessing the potential impact of changes in interest rates, the Group segregates fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).
The fixed rate financial instruments used by the Group consist principally of part of the portfolio of the financial services companies (basically customer financing and financial leases) and part of debt (including subsidized loans and notes).
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2015, resulting from a hypothetical 10 percent change in market interest rates, would have been approximately €85 million (approximately €100 million at December 31, 2014).
Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical 10 percent change in short-term interest rates at December 31, 2015, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have resulted in increased net financial expenses before taxes, on an annual basis, of approximately €7 million (€12 million at December 31, 2014).
This analysis is based on the assumption that there is a general change of 10.0 percent proportionate to interest rate levels across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated. In addition, the sensitivity analysis applied to floating rate financial instruments assumes that cash and cash equivalents and other short-term financial assets and liabilities which expire during the projected 12 month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.
Quantitative information on commodity price risk
The Group has entered into derivative contracts for certain commodities to hedge its exposure to commodity price risk associated with buying raw materials and energy used in its normal operations.
In connection with the commodity price derivative contracts outstanding at December 31, 2015, a hypothetical 10.0 percent change in the price of the commodities at that date would have caused a fair value loss of €40 million (€50 million at December 31, 2014). Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
(32) Subsequent events
The Group has evaluated subsequent events through February 29, 2016, which is the date the financial statements were authorized for issuance.
Ferrari Spin-off
The transactions to separate Ferrari N.V. from the Group were completed on January 3, 3016. FCA shareholders received one common share of Ferrari N.V. for every ten common shares of FCA and holders of the mandatory convertible securities (Note 19) were entitled to receive 0.77369 common shares of Ferrari N.V. for each mandatory convertible security of U.S.$100 notional amount held of record on January 5, 2016. In addition, FCA shareholders participating in the FCA loyalty voting structure received one special voting share of Ferrari N.V. for every ten special voting shares of FCA held of record on January 5, 2016. Furthermore, on January 13, 2016, holders of FCA shares received a cash payment of €0.01, less any required applicable withholding tax, for each share held of record as of January 5, 2016.

In accordance with the terms of the Mandatory Convertible Securities, certain economic provisions of the Mandatory Convertible Securities (Note 19) were adjusted, effective as of January, 15, 2016, as a consequence of the spin-off of Ferrari N.V. to the holders of the Mandatory Convertible Securities:

•	Initial Price was adjusted from U.S.$11.00 to U.S.$7.1244

•	Threshold Appreciation Price was adjusted from U.S.$12.9250 to U.S.$8.3712

•	Stated Amount was adjusted from U.S.$100.00 to U.S.64.7675

•
the common share prices included within the definition of “Early Conversion Rate” applicable to a “fundamental change” (as defined in the prospectus of the Mandatory Convertible Securities) were also adjusted

The relevant fraction used to affect the adjustments noted above was calculated using the average of the daily Volume Weighted Average Price (“VWAP”) from January 5, 2016 to January 15, 2016 for both FCA common shares and Ferrari N.V. common shares.

On January 26, 2016, a conversion factor of 1.5440 was approved by the FCA Compensation Committee and applied to outstanding FCA NV PSU and RSU awards (Note 20) as an equitable adjustment to make equity award holders whole for the diminution in value of an FCA share resulting from the spin-off of Ferrari N.V.

Company Financial Statements
At December 31, 2015

FIAT CHRYSLER AUTOMOBILES N.V.
INCOME STATEMENT
for the Years Ended December 31, 2015 and 2014

		For the Years Ended December 31,
	Note	2015	2014
		(€ million)
Result from investments	(1)	630	890
Other operating income	(2)	32	63
Personnel costs	(3)	(14)	(28)
Other operating costs	(4)	(173)	(132)
Net financial expenses	(5)	(400)	(475)
Profit before taxes		75	318
Income taxes	(6)	8	9
Profit from continuing operations		83	327
Profit from discontinued operations		251	241
Profit		334	568
The accompanying notes are an integral part of the Company Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
STATEMENT OF FINANCIAL POSITION
At December 31, 2015 and 2014

		At December 31,
	Note	2015	2014
		(€ million)
ASSETS
Property, plant and equipment	(7)	28	29
Investments in Group companies and other equity investments	(8)	21,523	22,227
Other financial assets	(9)	3,658	1,329
Total Non-current assets		25,209	23,585
Current financial assets	(10)	1,565	—
Trade receivables	(11)	14	14
Other current receivables	(12)	373	326
Cash and cash equivalents	(13)	2	11
Total Current assets		1,954	351
TOTAL ASSETS		27,163	23,936
EQUITY AND LIABILITIES
Equity	(14)
Share capital		17	17
Capital reserves		3,805	3,742
Legal reserves		13,053	10,556
Retained profit/(loss)		(1,117)	(1,458)
Profit for the year		334	568
Total Equity		16,092	13,425
Provisions for employee benefits and other provisions	(15)	34	27
Non-current debt	(16)	2,928	197
Other non-current liabilities	(17)	15	15
Deferred tax liabilities	(6)	—	8
Total Non-current liabilities		2,977	247
Provisions for employee benefits and other current provisions	(18)	3	2
Trade payables	(19)	24	19
Current debt	(20)	7,271	9,714
Other financial liabilities	(9)	285	135
Other debt	(21)	511	394
Total Current liabilities		8,094	10,264
TOTAL EQUITY AND LIABILITIES		27,163	23,936
The accompanying notes are an integral part of the Company Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
NOTES TO THE COMPANY FINANCIAL STATEMENTS

PRINCIPAL ACTIVITIES
On January 29, 2014, the Board of Directors of Fiat approved a proposed corporate reorganization resulting in the formation of Fiat Chrysler Automobiles N.V. (“FCA” or the “Company”) as a fully integrated global automaker. The Board determined that a redomiciliation into the Netherlands with a listing on the NYSE and an additional listing on the Mercato Telematico Azionario (“MTA”) would be the structure most suitable to Fiat's profile and its strategic and financial objectives. FCA's principal executive offices were established in London, United Kingdom.
The principal steps in the reorganization were:

•	Fiat Chrysler Automobiles N.V. was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014, under the name Fiat Investments N.V.,

•	on June 15, 2014, the Board of Directors of Fiat approved the merger plan, and,

•	at the extraordinary general meeting held on August 1, 2014, the shareholders of Fiat SpA (“Fiat”) approved the merger which became effective on October 12, 2014.
FCA financial statements are prepared in Euros, also the Company's functional currency, representing the currency in which the main transactions of the Company are denominated.
The Statements of Income and of Financial Position and Notes to the Financial Statements are presented in millions of Euros, except where otherwise stated.
As parent company, FCA has also prepared consolidated financial statements for FCA Group for the year ended December 31, 2015.
The FCA Merger
As reported above, on June 15, 2014, the Board of Directors of Fiat approved the terms of a cross-border legal merger of Fiat into its 100 percent owned direct subsidiary Fiat Investments N.V. (the “Merger”), subject to several conditions precedent. At that time, Fiat ordinary shares were listed on the Mercato Telematico Azionario (“MTA”) organized and managed by Borsa Italiana S.p.A, as well as Euronext Paris and Frankfurt stock exchange. On October 7, 2014, Fiat announced that all conditions precedent for the completion of the Merger were satisfied:

•
Fiat shareholders had voted and approved the Merger at their extraordinary general meeting held on August 1, 2014. The New York Stock Exchange (“NYSE”) had provided notice that the listing of Fiat Chrysler Automobiles N.V. common shares was approved on October 6, 2014 subject to issuance of these shares upon effectiveness of the Merger. On the same day Borsa Italiana S.p.A. had approved the listing of the common shares of Fiat Chrysler Automobiles N.V. on the MTA,

•	the creditors’ opposition period provided under the Italian law had expired on October 4, 2014, and no creditors’ oppositions were filed,

•	exercise of the Cash Exit Rights by Fiat shareholders resulted in a total exercise of 60,002,027 Fiat shares, equivalent to an aggregate amount of €464 million at the €7.727 per share exit price, and,

•
pursuant to the Italian Civil Code, a total of 60,002,027 Fiat shares (equivalent to an aggregate amount of €464 million at the €7.727 per share exit price) were offered to Fiat shareholders not having exercised the Cash Exit Rights. On October 7, 2014, at the completion of the offer period, Fiat shareholders elected to purchase 6,085,630 shares out of the total of 60,002,027 shares for a total of €47 million; as a result, concurrent with the Merger, on October 12, 2014, 53,916,397 Fiat shares were canceled in the Merger with a resulting net aggregate cash disbursement of €417 million.

The Merger was completed and became effective on October 12, 2014. The Merger, which took the form of a reverse merger resulted in Fiat Investments N.V. being the surviving entity which was then renamed Fiat Chrysler Automobiles N.V.. On October 13, 2014, FCA common shares commenced trading on the NYSE and on the MTA. The last day of trading of Fiat ordinary shares on the MTA, Euronext France and Deutsche Börse was October 10, 2014. The Merger is recognized in FCA’s financial statements from January 1, 2014 and FCA, as successor of Fiat, is the parent company. As the Merger resulted in FCA being the surviving entity, all Fiat ordinary shares outstanding as of the Merger date (1,167,181,255 ordinary shares) were canceled and exchanged. FCA allotted one new FCA common share (each having a nominal value of €0.01) for each Fiat ordinary share (each having a nominal value of €3.58). FCA also issued special voting shares (non-tradable) which were allotted to eligible Fiat shareholders who had elected to receive special voting shares. On the base of the requests received, FCA issued a total of 408,941,767 special voting shares (refer to Note 19 Equity within the Consolidated Financial Statements).
Ferrari Spin-off and Discontinued Operations
On October 26, 2015, Ferrari N.V., a subsidiary of FCA, completed its initial public offering ("IPO") in which FCA sold 10 percent of Ferrari N.V. common shares ("Ferrari IPO") and received net proceeds of approximately €0.9 billion, which resulted in FCA owning 80 percent of Ferrari N.V. common shares, Piero Ferrari owning 10 percent of common shares and public shareholders owning the remaining 10 percent of common shares. The Ferrari IPO was accounted for as an equity transaction.
In October 2015, in connection with the Ferrari IPO and in preparation for the spin-off of the remaining common shares of Ferrari N.V.. owned by FCA, FCA carried out an internal corporate restructuring. As part of this reorganization, FCA transferred its shares of Ferrari S.p.A. to Ferrari N.V. and provided a capital contribution to Ferrari N.V., while Ferrari N.V. issued a note payable to FCA in the amount of €2.8 billion.  This internal restructuring was a common control transaction and did not have an accounting impact on FCA’s Financial Statements. As a result and in connection with the transactions in which Piero Ferrari exchanged his shares in Ferrari S.p.A. for Ferrari N.V. shares, FCA paid €280 million to Piero Ferrari as consideration for the dilution of his share value due to the issuance of the €2.8 billion note payable.
On December 3, 2015, an extraordinary general meeting of FCA shareholders was held, whereby the transactions intended to separate FCA’s remaining ownership interest in Ferrari N.V. and to distribute that ownership interest to holders of FCA shares and mandatory convertible securities were approved. The transactions to separate Ferrari N.V. from the Group were completed on January 3, 2016 (as referenced in Note 32 to the Consolidated Financial Statements).
As the spin-off of Ferrari N.V. became highly probable with the aforementioned shareholders' approval and since it was available for immediate distribution at that date, the results of Ferrari have been excluded from continuing operations, and are shown as a single line item in the Profit from discontinued operations line item for the year ended December 31, 2015 and 2014.

ACCOUNTING POLICIES
Basis of preparation
The 2015 Company Financial Statements represent the separate financial statements of the parent company, Fiat Chrysler Automobiles N.V., and have been prepared in accordance with the legal requirements of Title 9, Book 2 of the Dutch Civil Code. Section 362 (8), Book 2, Dutch Civil Code, allows companies that apply IFRS as adopted by the European Union in their consolidated financial statements to use the same measurement principles in their company financial statements. The accounting policies are described in a specific section, Significant accounting policies, of the Consolidated Financial Statements included in this Annual Report. However, as allowed by the law, investments in subsidiaries, joint ventures and associates are accounted for using the net equity value in the Company Financial Statements.
The amendments to Section 9 of Book 2 of the Netherlands Civil Code (effective for financial years starting on or after 1 January 2016) have not been early adopted in the preparation of the 2015 Company Financial Statements.

Format of the financial statements
Given the activities carried out by FCA, presentation of the Company Income Statement is based on the nature of revenues and expenses. The Consolidated Income Statement for FCA is classified according to function (also referred to as the “cost of sales” method), which is considered more representative of the format used for internal reporting and management purposes and is in line with international practice in the industry.

COMPOSITION AND PRINCIPAL CHANGES

(1)     Result from investments
The following table summarizes the Result from investments:

	For the Years Ended December 31,
	2015	2014
	(€ million)
Share of the profit/(loss) of Group companies	625	883
Dividends from other companies	5	7
Total Result from investments	630	890
Result from investments relates primarily to the Company’s share in the net profit or loss of subsidiaries and associates, in addition to dividends received from CNH Industrial N.V. (“CNHI”).

The share of the profit of Ferrari was recognized within the line item Profit from discontinued operations within the Income Statement.

(2)     Other operating income
The following table summarizes Other operating income:

	For the Years Ended December 31,
	2015	2014
	(€ million)
Revenues from services rendered to, and other income from, Group companies and other related parties	30	61
Other revenues and income from third parties	2	2
Total Other operating income	32	63
Revenues from services rendered to Group companies consisted of services rendered to the principal subsidiaries of the Group. The decrease from 2014 relates to the reduced scope of activities of the Company during the year as a consequence of the re-organization.

(3)     Personnel costs
The following table summarizes Personnel costs:

	For the Years Ended December 31,
	2015	2014
	(€ million)
Wages and salaries	(10)	(16)
Defined contribution plans and social security contributions	(2)	(7)
Other personnel costs	(2)	(5)
Total personnel costs	(14)	(28)

The average number of employees decreased from 140 in 2014 to 53 in 2015 due to the reshape of the Company functions following the reorganization.

(4)     Other operating costs
Other operating costs primarily includes costs for services rendered by Group companies (support and consulting in administration, IT systems, press activities, payroll, security and facility management), costs for legal, administrative, financial and IT services in addition to the compensation component from stock grant plans representing the notional cost of the Long Term Incentive Plan awarded to the Chief Executive Officer and Executives (net of the portion already attributed to the relevant subsidiaries), which was recognized directly in the equity reserve, as reported in Note 20 Share-based compensation within the Consolidated Financial Statements.

(5)     Net financial expenses
The following table summarizes Net financial expenses:

	For the Years Ended December 31,
	2015	2014
	(€ million)
Financial income	269	85
Financial expense	(668)	(564)
Currency exchange gains	191	143
Net losses on derivative financial instruments	(192)	(139)
Total Net financial expenses	(400)	(475)
Financial income     primarily relates to interest receivable on the U.S. $5.4 billion of loans extended to Fiat Chrysler Automobiles North America Holdings LLC ("FCA NAH LLC"), as included within Other financial assets and Current financial receivables.
Financial expense primarily relates to interest payable on the intercompany debt included within Current debt, in addition to the interest on the unsecured senior debt securities of U.S. $3.0 billion issued in April 2015.
The increase in both financial income and financial expense relates to the issuance of the U.S. $3.0 billion unsecured senior debt securities and the equivalent intercompany loan extended to FCA NAH LLC.
Currency exchange gains and net losses on derivative financial instruments, primarily related to the U.S. $1.5 billion loan reported in Current financial receivables, which is fully hedged into Euro.

(6)     Income taxes
Income taxes were a gain of €8 million in 2015 (gain of €9 million in 2014) and primarily relate to compensation receivable for tax losses carried forward contributed to the United Kingdom tax consolidation scheme.
The Company reported losses for tax purposes as the result from investments resulting from the adoption of the equity method is tax neutral.

(7)     Property, plant and equipment
At December 31, 2015, the gross carrying amount of property, plant and equipment was €68 million (€68 million at December 31, 2014) and accumulated depreciation was €40 million (€39 million at December 31, 2014), of which €24 million related to land and buildings, mainly consisting of the Company’s property in Turin (€24 million at December 31, 2014).
No buildings were subject to liens, pledged as collateral or restricted in use.
Depreciation of property, plant and equipment is recognized in the Income statement within Other operating costs.

(8)    Investments in Group companies and other equity investments
The following table summarizes Investments in Group companies and other equity investments:

	At December 31,
	2015	2014	Change
	(€ million)
Investments in Group companies	21,320	22,103	(783)
Other equity investments	203	124	79
Total Investments in Group companies and equity investments	21,523	22,227	(704)

Investments in Group companies were subject to the following changes during 2015 and 2014:

	2015	2014
	(€ million)
Balance at beginning of year	22,103	12,397
Acquisition of minorities	17	1,325
Capital injection into joint ventures	99	—
Transactions related to Ferrari reorganization	(2,509)	—
Disposal of subsidiaries to Group companies	(726)	—
Net contributions made to subsidiaries	10	6,537
Result from investments in continuing operations	625	883
Result from investments in discontinued operations	251	241
Cumulative translation adjustments and other OCI movements	1,534	738
Other	(84)	(18)
Balance at end of year	21,320	22,103

The main change for 2015 relates to the transactions carried on the investments in Ferrari where, before the IPO, FCA sold the original 90 percent ownership held in Ferrari S.p.A. to Ferrari N.V., then subscribing a capital increase in the same company. The sale originated a capital gain which was eliminated in the equity valuation of the investment (refer to Principal Activities in the Consolidated Financial Statements for further detail on the Ferrari transactions).

The other significant movement in 2015 was the disposal of the US subsidiaries acquired in 2014, referred to below.

The main change for 2014 related to the acquisition of minorities, through which Chrysler became fully owned by the Group.

Net contributions made to subsidiaries in 2014 related to the following intercompany transactions:

•	acquisition of 100% of Fiat Chrysler Automobiles North America Holdings LLC from FCA Italy S.p.A for a consideration of €7,250 million;

•	acquisition of Magneti Marelli Inc., Comau Inc and Alfa Romeo USA Inc. for an aggregate of €725 million;

•	sale of Fiat Partecipazioni S.p.A.to FCA Italy S.p.A. for an amount of €1,450 million.

At December 31, 2015, Other equity investments mainly included the investment in CNHI for €101 million (€107 million at December 31, 2014). At December 31, 2015, the investment in CNHI consisted of 15,948,275 common shares for an amount of €101 million. During 2014, 18,059,375 CNHI shares of the investment balance existing at December 31, 2013, were sold following the exercise of stock options.

(9)    Other financial assets
At December 31, 2015, Other financial assets amounted to €3,658 million (€1,329 million at December 31, 2014), primarily represented by U.S. $3.9 billion of intercompany loans to Fiat Chrysler Automobiles North America Holdings LLC.
In January 2015, a loan of U.S. $881.6 million, expiring December 2022, was extended to fund the acquisition of certain subsidiaries based in the US. The carrying amount of €810 million at December 31, 2015, related only to the outstanding principal, with no accrued interest receivable due. In April 2015, a further U.S. $2.97 billion was extended in two loans of $1,485 million, expiring in April 2020 and April 2023. The carrying amount of €2,831 million at December 31, 2015 includes principal of €2,728 million and accrued interest of €103 million.
These loans are hedged into Euro by currency swaps with Fiat Chrysler Finance S.p.A. and Fiat Chrysler Finance Europe S.A., resulting in €285 million of intercompany payables at December 31, 2015 reported within Other financial liabilities (€135 million at December 31, 2014).

(10)    Current financial assets
At December 31, 2015, Current financial assets related to a loan of U.S. $1.5 billion extended in January 2014 to Fiat Chrysler Automobiles North America Holdings LLC, expiring in September 2016, to partially fund the acquisition of 41.5% of FCA US. The carrying amount at December 31, 2015 of €1,565 million includes principal of €1,378 million (€1,236 million at December 31, 2014) and accrued interest of €188 million (€77 million at December 31, 2014), translated into Euro at the year-end exchange rate of 1.089. At December 31, 2014 these amounts were included with Other financial assets.

(11)    Trade receivables
At December 31, 2015, trade receivables totaled €14 million (of which €9 million related to Group companies), in line with year-end 2014.

The carrying amount of trade receivables is deemed to approximate their fair value. All trade receivables are due within one year and there are no overdue balances.

(12)     Other current receivables
At December 31, 2015, Other current receivables amounted to €373 million, a net increase of €47 million compared to December 31, 2014, and consisted of the following:

	At December 31,
	2015	2014	Change
	(€ million)
Receivable from Group companies for consolidated Italian corporate tax	227	141	86
VAT receivables	88	136	(48)
Italian corporate tax receivables	38	38	—
Other	20	11	9
Total Other current receivables	373	326	47
Receivables from Group companies for consolidated Italian corporate tax relate to tax calculated on the taxable income contributed by Italian subsidiaries participating in the domestic tax consolidation program.
VAT receivables essentially relate to VAT credits for Italian subsidiaries participating in the VAT tax consolidation.
Italian corporate tax receivables include credits transferred to FCA by Italian subsidiaries participating in the domestic tax consolidation program in 2015 and prior years.

(13)     Cash and cash equivalents
At December 31, 2015, Cash and cash equivalents totaled €2 million (€11 million as at December 31, 2014) and are represented by amounts held in both Euro and U.S. Dollar. The carrying amount of Cash and cash equivalents is deemed to be in line with their fair value.
Credit risk associated with Cash and cash equivalents is considered limited as the counterparties are leading national and international banks.

(14)     Equity
Changes in shareholders' equity during 2015 were as follows:

(€ million)	Share Capital	Capital Reserves	Legal Reserves: Cumulative translation adjustment reserve / OCI	Legal Reserves: Other	Retained profit/(loss)	Profit/(loss) for the year	Total equity
At December 31, 2013	4,477	—	(618)	6,699	(3,136)	904	8,326
Allocation of prior year result	—	—	—	—	904	(904)	—
Capital increase	2	989	—	—	—	—	991
Merger	(4,269)	4,269	—	—	—	—	—
Mandatory convertible securities	—	—	—	1,910	—	—	1,910
Exit Rights	(193)	(224)	—	—	—	—	(417)
Share-based payment	—	35	—	—	(31)	—	4
Purchase of shares in subsidiaries from non-controlling interests	—	—	(308)	880	753	—	1,325
Net profit for the year	—	—	—	—	—	568	568
Current period change in OCI, net of taxes	—	—	666	—	52	—	718
Legal Reserve	—	(1,327)	—	1,327	—	—	—
At December 31, 2014	17	3,742	(260)	10,816	(1,458)	568	13,425
Allocation of prior year result	—	—	—	—	568	(568)	—
Distributions	—	(17)	—	—	—	—	(17)
Share-based payments	—	80	—	—	—	—	80
Ferrari initial public offering	—	—	—	—	866	—	866
Net profit for the year	—	—	—	—	—	334	334
Current period change in OCI, net of taxes	—	—	1,569	—	—	—	1,569
Legal Reserve	—	—	—	928	(928)	—	—
Other changes	—	—	—	—	(165)	—	(165)
At December 31, 2015	17	3,805	1,309	11,744	(1,117)	334	16,092
Shareholders’ equity increased by €2,667 million in 2015, primarily due to movements in OCI of €1,569 million relating to foreign exchange differences and the remeasurement of defined benefit plans, the impact of the Ferrari 10 percent initial public offering of €866 million and profit for the year of €334 million.
Shareholders’ equity increased by €5,099 million in 2014 primarily due to: the issuance of mandatory convertible securities (see notes to the Consolidated Financial Statements) resulting in an increase of €1,910 million, the placement of 100 million common shares and the exercise of stock options resulting in an aggregate increase of €991 million, the positive impact of €1,325 million from the acquisition of the remaining 41.5% of FCA US, the increase in OCI (mainly driven by cumulative exchange differences on translating foreign operations of €782 million) and profit for the year of €568 million, net of the €417 million reduction for the reimbursement to Fiat shareholders who exercised the cash exit rights upon the Merger.
Share capital
At December 31, 2015, the fully paid-up share capital of FCA amounted to €17 million (€17 million at December 31, 2014) and consisted of 1,288,956,011 common shares and of 408,941,767 special voting shares, all with a par value of €0.01 each (1,284,919,505 common shares and of 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2014). On December 12, 2014, FCA issued 65,000,000 new common shares and sold 35,000,000 of treasury shares for aggregate net proceeds of $1,065 million (€849 million) comprised of gross proceeds of $1,100 million (€877 million) less $35 million (€28 million) of transaction costs.

Upon the completion of the Merger, which took the form of a reverse merger resulting in FCA being the surviving entity, all Fiat ordinary shares outstanding as of the Merger date (1,167,181,255 ordinary shares) were canceled and exchanged. FCA allotted one new FCA common share (each having a nominal value of €0.01) for each Fiat ordinary share (each having a nominal value of €3.58). The original investment of FCA in Fiat which consisted of 35,000,000 common shares was not canceled, resulting in 35,000,000 treasury shares in FCA. On December 12, 2014, FCA completed the placement of these treasury shares on the market.
The following table provides the detail for the number of Fiat ordinary shares outstanding at December 31, 2013, and the number of FCA common shares outstanding at December 31, 2014:

	Fiat S.p.A.					FCA
Thousand of shares	At December 31, 2013	Share-based payments and exercise of stock options	Exit Rights	Cancellation of treasury shares upon the Merger	At the date of the Merger	FCA share capital at the Merger	Issuance of FCA Common shares and sale of treasury shares	Exercise of Stock Options	At December 31, 2014
Shares issued	1,250,688	320	(53,916)	(29,911)	1,167,181	35,000	65,000	17,738	1,284,919
Less: treasury shares	(34,578)	4,667	—	29,911	—	(35,000)	35,000	—	—
Shares issued and outstanding	1,216,110	4,987	(53,916)	—	1,167,181	—	100,000	17,738	1,284,919
On October 29, 2014, the Board of Directors of FCA resolved to authorize the issuance of up to a maximum of 90,000,000 common shares under the framework equity incentive plan which had been adopted before the closing of the Merger. Awards granted during 2015 under the framework equity incentive plan are detailed in Note 20 Share-based compensation in the Consolidated Financial Statements.
Capital reserves
At December 31, 2015, capital reserves amounting to €3,805 million (€3,742 million million at December 31, 2014)consisted mainly of the effects of the Merger, resulting in a different par value of FCA common shares (€0.01 each) as compared to Fiat S.p.A. ordinary shares (€3.58 each) where the consequent difference between the share capital before and after the Merger was recognized as an increase to the capital reserves.
Legal reserves
At December 31, 2015, legal reserves amounted to €11,744 million (€10,816 million at December 31, 2014) and mainly related to development costs capitalized by subsidiaries of €8,358 million (€7,105 million at December 31, 2014), the equity component of the Mandatory Convertible Securities of €1,910 million (€1,910 million at December 31, 2014), the earnings of subsidiaries subject to certain restrictions to distributions to the parent company of €1,472 million (€1,797 million at December 31, 2014), and the reserve in respect of special voting shares of €4 million (€4 million at December 31, 2014). Legal reserves also included unrealized currency translation gains and losses and other OCI components of €1,309 million (negative €260 million at December 31, 2014).
Pursuant to Dutch law, limitations exist relating to the distribution of shareholders' equity up to at least the total amount of the legal reserve. By their nature, unrealized losses relating to OCI components reduce shareholders' equity and thereby distributable amounts.
Share-based compensation
In 2014, in connection with the Merger, FCA assumed the obligation for the former Fiat Stock option plans and Stock Grant plans. On the effective date of the Merger, the unvested equity rewards under the former Fiat plans became convertible for common shares of FCA on a one-for-one basis (detailed in Note 20 Share-based compensation in the Consolidated Financial Statements).

(15)    Provisions for employee benefits and other provisions
At December 31, 2015, provisions for employee benefits and other provisions totaled €34 million, a €7 million increase over year-end 2014, relating primarily to the recognition of historic pension liabilities previously recognized in other Group companies. At 31 December 2015, provisions consisted primarily of post-employment benefits accruing to employees, former employees and Directors under supplemental company or individual agreements, which are unfunded.

(16)    Non-current debt
At December 31, 2015, non-current debt totaled €2,928 million, representing an increase of €2,731 million over December 31, 2014, and consisted of the following:

	At December 31,
	2015	2014	Change
	(€ million)
Third-party debt:
- Unsecured senior debt securities	2,730	—	2,730
Total third-party debt	2,730	—	2,730
Intercompany debt:
- Intercompany financial payables	198	197	1
Total intercompany debt	198	197	1
Total Non-current debt	2,928	197	2,731
As described in more detail in Note 23 Debt to the Consolidated Financial Statements, in April 2015, FCA issued €1.4 billion (U.S.$1.5 billion) principal amount of 4.5 percent unsecured senior debt securities due April 15, 2020 (the “Initial 2020 Notes”) and €1.4 billion (U.S.$1.5 billion) principal amount of 5.25 percent unsecured senior debt securities due April 15, 2023 (the “Initial 2023 Notes”) at an issue price of 100 percent of their principal amount. The Initial 2020 Notes and the Initial 2023 Notes, collectively referred to as “the Initial Notes”, rank pari passu in right of payment with respect to all of FCA's existing and future senior unsecured indebtedness and senior in right of payment to any of FCA's future subordinated indebtedness and existing indebtedness, which is by its terms subordinated in right of payment to the Initial Notes.

On June 17, 2015, subject to the terms and conditions set forth in our prospectus, we commenced an offer t exchange up to €1.4 billion (U.S.$1.5 billion) aggregate principal amount of new 4.5 percent unsecured senior debt securities due 2020 (“2020 Notes”), for any and all of our outstanding Initial 2020 Notes issued on April 14, 2015, and up to €1.4 billion (U.S.$1.5 billion) aggregate principal amount of new 5.25 percent unsecured senior debt securities due 2023 (“2023 Notes”), for any and all of our outstanding Initial 2023 Notes issued on April 14, 2015. The 2020 Notes and the 2023 Notes, collectively referred to as “the Notes”, were identical in all material respects to the Initial Notes, except that the Notes did not contain restrictions on transfer. The exchange offer expired on July 23, 2015. Substantially all of the Initial Notes were tendered for the Notes.
Intercompany financial payables primarily relate to the Euro-denominated loans due December 30, 2017, entered into with Magneti Marelli S.p.A. (€162 million), Comau S.p.A. (€19 million) and FCA Italy S.p.A. (€0.2 million) following the acquisition of certain subsidiaries based in the US.

(17)    Other non-current liabilities
At 31 December 2015, other non-current liabilities totaled €15 million, in line with 31 December 2014:

	At December 31,
	2015	2014	Change
	(€ million)
Other non-current liabilities	15	15	—
Total Other non-current liabilities	15	15	—
Other non-current liabilities relate to non-current post-employment benefits, being the present value of future benefits payable to a former CEO and management personnel that have left the Company.

(18)    Provisions for employee benefits and other current provisions
Employee benefit provisions reflect the best estimate for variable components of compensation:

	At December 31,
	2015	2014	Change
	(€ million)
Provisions for employee benefits and other current provisions	3	2	1
Total Provisions for employee benefits and other current provisions	3	2	1

(19)    Trade payables
At December 31, 2015, trade payables totaled €24 million, an increase of €5 million from December 31, 2014, and consisted of the following:

	At December 31,
	2015	2014	Change
	(€ million)
Trade payables due to third parties	13	14	(1)
Intercompany trade payables	11	5	6
Total trade payables	24	19	5
Trade payables are due within one year and their carrying amount at the reporting date is deemed to approximate their fair value.

(20)    Current debt
At December 31, 2015, current debt totaled €7,271 million, a €2,443 million decrease over December 31, 2014 and related to:

	At December 31,
	2015	2014	Change
	(€ million)
Intercompany debt:
- Current account with Fiat Chrysler Finance S.p.A.	3,663	6,662	(2,999)
- Short term loans from Fiat Chrysler Finance Europe S.A.	3,357	2,682	675
Total intercompany debt	7,020	9,344	(2,324)
Third party debt:
- Mandatory Convertible Securities liability component	199	346	(147)
- Advances on factored receivables	24	24	—
- Accrued interest payable	28	—	28
Total third party debt	251	370	(119)
Total current debt	7,271	9,714	(2,443)

Current account with Fiat Chrysler Finance S.p.A. represents the overdraft as part of the Group's centralized treasury management.
Loans from Fiat Chrysler Finance Europe S.A. consists of Euro-denominated financing due within 12 months.
Current intercompany debt of €7,020 million (€9,344 million at December 31, 2014) is denominated in Euros and the carrying amount is in line with fair value.
As described in more detail in the notes to the Consolidated Financial Statements, FCA issued aggregate notional amount of U.S. $2,875 million (€2,293 million) of mandatory convertible securities on December 16, 2014. The obligation to pay coupons as required by the mandatory convertible securities meets the definition of a financial liability as it is a contractual obligation to deliver cash to another entity. The fair value amount determined for the liability component at issuance of the mandatory convertible securities was U.S.$419 million (€335 million) calculated as the present value of the coupon payments due less allocated transaction costs of U.S.$9 million (€7 million) that are accounted for as a debt discount. Subsequent to issuance, the financial liability for the coupon payments is accounted for at amortized cost. In December 2015, the first coupon payment of U.S. $225 million was paid. At December 31, 2015, the financial liability component was U.S $216 million (€199 million) (U.S.$420 million or €346 million at December 31, 2014).
Advances on factored receivables relate to advances on income tax receivables in Italy totaling €24 million (€25 million at December 31, 2014).
Accrued interest payable of €28 million relates to the unsecured senior debt securities referred to in Note 16 Non-current debt.

(21)    Other debt
At December 31, 2015, Other debt totaled €511 million, a net increase of €117 million over December 31, 2014, and included the following:

	At December 31,
	2015	2014	Change
	(€ million)
Intercompany other debt:
- Consolidated Italian corporate tax	209	124	85
- Consolidated VAT	167	222	(55)
- Other	50	27	23
Total intercompany other debt	426	373	53
Other debt and taxes payable:
- Distribution payable	17	—	17
- Taxes payable	2	—	2
- Accrued expenses	8	9	(1)
- Other payables	58	12	46
Total Other debt and taxes payable	85	21	64
Total Other debt	511	394	117
At December 31, 2015, intercompany debt relating to consolidated VAT of €167 million (€222 million at December 31, 2014) consisted of VAT credits of Italian subsidiaries transferred to FCA as part of the consolidated VAT regime.
Intercompany debt relating to consolidated Italian corporate tax of €209 million (€124 million at December 31, 2014) consisted of compensation payable for tax losses and Italian corporate tax credits contributed by Italian subsidiaries participating in the domestic tax consolidation program for 2014 in relation to which the Italian branch of FCA is the consolidating entity.
Other debt and taxes payable are all due within one year and their carrying amount is deemed to approximate their fair value.

(22)     Guarantees granted, commitments and contingent liabilities
Guarantees granted
At December 31, 2015, guarantees issued totaled €14,095 million (€16,380 million at December 31, 2014) wholly provided on behalf of Group companies. The decrease of €2,285 million compared to 31 December 2014 related principally to the repayment of €1.5 billion of bonds from Fiat Chrysler Finance Europe S.A.
The main guarantees outstanding at 31 December 2015 were as follows:

•	€10,745 million for bonds issued;

•
€1,677 million for borrowings, of which €497 million in favor of the subsidiaries in Brazil mainly related to the construction of the new plant in Pernambuco and the remaining primarily to Fiat Chrysler Finance S.p.A

•	€191 million for credit lines, primarily to Fiat Chrysler Finance Europe S.A. and Fiat Chrysler Finance S.p.A.

•	€1,387 million for VAT receivables related to the VAT consolidation in Italy.

In addition, in 2005, in relation to the advance received by FCA Partecipazioni S.p.A. on the consideration for the sale of the aviation business, FCA as the successor of Fiat S.p.A. is jointly and severally liable with the fully owned subsidiary FCA Partecipazioni S.p.A. to the purchaser, Avio Holding S.p.A., should FCA Partecipazioni S.p.A. fail to honor (following either an arbitration award or an out-of-court settlement) undertakings provided in relation to the sale and purchase agreement signed in 2003. Similarly, in connection with sale of a controlling interest in its rail business, Fiat S.p.A. provided guarantees to the purchaser, Alstom N.V., for any failure of the seller (now FCA Partecipazioni S.p.A.) to meet its contractual obligations

Other commitments, contractual rights and contingent liabilities
FCA has important commitments and rights derived from outstanding agreements in addition to contingent liabilities that are described in the notes to the Consolidated Financial Statements at December 31, 2105 to which reference should be made.

(23)     Audit fees

The following table reports fees paid to the independent auditor Ernst & Young or entities in their network for audit and other services:

	For the Years Ended December 31,
(€ thousand)	2015	2014
Audit fees	22,107	22,518
Audit-related fees	791	492
Tax fees	696	247
Total	23,594	23,257

Audit fees of Ernst & Young Accountants LLP amounted €100 thousand. No other services were performed by Ernst and Young Accountants LLP.

(24)     Board remuneration

Detailed information on Board of Directors compensation (including their shares and share options) is included in the Remuneration of Directors section of this Annual Report.

(25)     Subsequent events

The Group has evaluated subsequent events through February 29, 2016, which is the date the financial statements were authorized for issuance. On January 3, 2016, as fully described in Note 32 Subsequent Events to the Consolidated Financial Statements, the spin-off of Ferrari was completed.

February 29, 2016

The Board of Directors

John Elkann
Sergio Marchionne
Andrea Agnelli
Tiberto Brandolini d’Adda
Glenn Earle
Valerie A. Mars
Ruth J. Simmons
Ronald L. Thompson
Patience Wheatcroft
Stephen M. Wolf
Ermenegildo Zegna

OTHER INFORMATION
Independent Auditor’s Report

The report of the Company’s independent auditor, Ernst & Young Accountants LLP, the Netherlands is set forth following this Annual Report.

Dividends

Dividends will be determined in accordance with the articles 23 of the Articles of Association of Fiat Chrysler Automobiles N.V. The relevant provisions of the Articles of Association read as follows:

1.
    The Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.

2.
    The Company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting rights dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares.

3.	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

4.
    The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal value of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

5.
    Any profits remaining thereafter shall be at the disposal of the general meeting of Shareholders for distribution of profits on the common shares only, subject to the provision of paragraph 8 of this article.

6.
    Subject to a prior proposal of the Board of Directors, the general meeting of Shareholders may declare and pay distribution of profits and other distributions in United States Dollars. Furthermore, subject to the approval of the general meeting of Shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 6, the Board of Directors may decide that a distribution shall be made in the form of shares or that Shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

7.
    The Company shall only have power to make distributions to Shareholders and other persons entitled to distributable profits to the extent the Company’s equity exceeds the sum of the paid in and called up part of the share capital and the reserves that must be maintained pursuant to Dutch law and the Company’s Articles of Association. No distribution of profits or other distributions may be made to the Company itself for shares that the Company holds in its own share capital.

8.	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

9.
    The Board of Directors shall have power to declare one or more interim distributions of profits, provided that the requirements of paragraph 7 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Section 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and distributions of profits is duly observed. The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.

10.
The Board of Directors may determine that distributions are made from the Company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the Shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

11.
Distributions of profits and other distributions shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of Shareholders, or in the case of interim distributions of profits, the Board of Directors shall determine.

12.	Distributions of profits and other distributions, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.

In order to further fund the capital requirements of the Group’s five-year business plan, the Board of Directors has decided not to recommend a dividend on FCA common shares for 2015.

Disclosures pursuant to Decree Article 10 EU-Directive on Takeovers

In accordance with the Dutch Besluit artikel 10 overnamerichtlijn (the Decree), the Company makes the following disclosures:

a.
    For information on the capital structure of the Company, the composition of the issued share capital and the existence of the two classes of shares, please refer to Note 13 to the Company Financial Statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarize, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of Shareholders and to speak and vote at that meeting and the entitlement to distributions of such amount of the Company’s profit as remains after allocation to reserves. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual Report in the chapter “Corporate Governance”. As at 31 December 2015, the issued share capital of the Company consisted of 1,288,956,011 common shares, representing 76 per cent. of the aggregate issued share capital and 408,941,767 special voting shares, representing 24 per cent. of the aggregate issued share capital.

b.	The Company has imposed no limitations on the transfer of common shares. The Articles of Association provide in Article 13 for transfer restrictions for special voting shares.

c.
    For information on participations in the Company’s capital in respect of which pursuant to Sections 5:34, 5:35 and 5:43 of the Dutch Financial Supervision Acts (Wet op het financieel toezicht) notification requirements apply, please refer to the chapter “Major Shareholders” of this Annual Report. There you will find a list of Shareholders who are known to the Company to have holdings of 3% or more at the stated date.

d.	No special control rights or other rights accrue to shares in the capital of the Company.

e.	The Company does not operate an employee share participation scheme as mentioned in article 1 sub 1(e) of the Decree.

f.
    No restrictions apply to voting rights attached to shares in the capital of the Company, nor are there any deadlines for exercising voting rights. The Articles of Association allow the Company to cooperate in the issuance of registered depositary receipts for common shares, but only pursuant to a resolution to that effect of the Board of Directors. The Company is not aware of any depository receipts having been issued for shares in its capital.

g.
    The Company is not aware of the existence of any agreements with Shareholders which may result in restrictions on the transfer of shares or limitation of voting rights except the Lock-Up Agreements that the Company’s Directors, members of the Company’s GEC and Exor have entered into with the underwriters for a period of 90 days after the date of the Prospectus dated December 4, 2014 and concerning the public offering of 87,000,000 common shares of the Company concurrently with the offering of $ 2,500,000,000 in aggregate notional amount of the “Mandatory Convertible Securities”.

h.
    The rules governing the appointment and dismissal of members of the Board of Directors are stated in the Articles of Association of the Company. All members of the Board of Directors are appointed by the general meeting of Shareholders. The term of office of all members of the Board of Directors is for a period of approximately one year after appointment, such period expiring on the day the first Annual General Meeting of Shareholders is held in the following calendar year. The general meeting of Shareholders has the power to suspend or dismiss any member of the Board of Directors at any time. The rules governing an amendment of the Articles of Association are stated in the Articles of Association and require a resolution of the general meeting of Shareholders which can only be passed pursuant to a prior proposal of the Board of Directors.

i.
    The general powers of the Board of Directors are stated in the Articles of Association of the Company. For a period of five years from October 12, 2014, the Board of Directors has been irrevocably authorized to issue shares and rights to subscribe for shares up to the maximum aggregate amount of shares as provided for in the Company’s authorized share capital as set out in Article 4.1 of the Articles of Association, as amended from time to time. The Board of Directors has also been designated for the same period as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares as referred to above. In the event of an issuance of special voting shares, shareholders have no right of pre-emptions. The Company has the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 8 of the Articles of Association.

j.
    The Company is not a party to any significant agreements which will take effect, will be altered or will be terminated upon a change of control of the Company as a result of a public offer within the meaning of Section 5:70 of the Dutch Financial Supervision Acts (Wet ophet financieel toezicht), provided that some of the loan agreements guaranteed by the Company and certain bonds guaranteed by the Company contain clauses that, as it is customary for such financial transactions, may require early repayment or termination in the event of a change of control of the guarantor or the borrower. In certain cases, that requirement may only be triggered if the change of control event coincides with other conditions, such as a rating downgrade.

k.
    Under the terms of the current Company’s Equity Incentive Plan (attached as Exhibit 4.2. to the Registration Statement on Form S-8 filed by the Company with the Securities Exchange Commission on January 12, 2015) vesting of awards under the plan may be accelerated in the event that within 24 months of the occurrence of a Change of Control (as defined therein) employment of a participant is  involuntarily terminated by the Company or is terminated for Good Reason (as defined therein) by the participant.

The Companies of the FCA Group at December 31, 2015
Name	Registered Office	Country	Share capital	Currency	% of Group consol-idation	Interest held by	% interest held	% voting rights
Controlling company
Parent Company
Fiat Chrysler Automobiles N.V.	Amsterdam	Netherlands	16,978,978	EUR	--	--	--	--

CONTINUING OPERATIONS
Subsidiaries consolidated on a line-by-line basis
Business Auto:Car Mass-Market brands
NAFTA
AUTO TRANSPORT SERVICES LLC	Wilmington	U.S.A.	100	USD	100.00	FCA US LLC	100.000
Autodie LLC	Wilmington	U.S.A.	10,000,000	USD	100.00	FCA US LLC	100.000
CHRYSLER GROUP INTERNATIONAL SERVICES LLC	Wilmington	U.S.A.	0	USD	100.00	FCA US LLC	100.000
CHRYSLER GROUP VANS LLC	Wilmington	U.S.A.	0	USD	100.00	FCA US LLC	100.000
Chrysler Lease Receivables 1 Inc.	Windsor	Canada	100	CAD	100.00	FCA Canada Inc.	100.000
Chrysler Lease Receivables 2 Inc.	Windsor	Canada	100	CAD	100.00	FCA Canada Inc.	100.000
Chrysler Lease Receivables Limited Partnership	Windsor	Canada	0	CAD	100.00	FCA Canada Inc.	99.990
						Chrysler Lease Receivables 1 Inc.	0.005
						Chrysler Lease Receivables 2 Inc.	0.005
CPK Interior Products Inc.	Windsor	Canada	1,000	CAD	100.00	FCA Canada Inc.	100.000
Extended Vehicle Protection LLC	Wilmington	U.S.A.	0	USD	100.00	FCA US LLC	100.000
FCA AUBURN HILLS MEZZANINE LLC	Wilmington	U.S.A.	100	USD	100.00	FCA REALTY LLC	100.000
FCA AUBURN HILLS OWNER LLC	Wilmington	U.S.A.	100	USD	100.00	FCA AUBURN HILLS MEZZANINE LLC	100.000
FCA Canada Cash Services Inc.	Toronto	Canada	1,000	CAD	100.00	FCA US LLC	100.000
FCA Canada Inc.	Windsor	Canada	0	CAD	100.00	FCA ONTARIO HOLDINGS Limited	100.000
FCA Caribbean LLC	Wilmington	U.S.A.	100	USD	100.00	FCA US LLC	100.000
FCA DEALER CAPITAL LLC	Wilmington	U.S.A.	0	USD	100.00	FCA US LLC	100.000
FCA INTERNATIONAL OPERATIONS LLC	Wilmington	U.S.A.	0	USD	100.00	FCA US LLC	100.000
FCA INVESTMENT HOLDINGS LLC	Wilmington	U.S.A.	173,350,999	USD	100.00	FCA US LLC	100.000
FCA Mexico, S.A. de C.V.	Santa Fe	Mexico	238,621,186	MXN	100.00	Chrysler Mexico Investment Holdings Cooperatie U.A.	99.997

						FCA MINORITY LLC	0.003
FCA MID LLC	Wilmington	U.S.A.	2,700,000	USD	100.00	FCA US LLC	100.000
FCA MINORITY LLC	Wilmington	U.S.A.	0	USD	100.00	FCA US LLC	100.000
FCA ONTARIO HOLDINGS Limited	Toronto	Canada	1,000	CAD	100.00	FCA US LLC	100.000
FCA REAL ESTATE SERVICES LLC	Wilmington	U.S.A.	100	USD	100.00	FCA US LLC	100.000
FCA REALTY LLC	Wilmington	U.S.A.	168,769,528	USD	100.00	FCA US LLC	100.000
FCA Service Contracts LLC	Wilmington	U.S.A.	100,000,000	USD	100.00	FCA US LLC	100.000
FCA TRANSPORT LLC	Wilmington	U.S.A.	0	USD	100.00	FCA US LLC	100.000
FCA US LLC	Wilmington	U.S.A.	10	USD	100.00	FCA North America Holdings LLC	100.000
Global Engine Manufacturing Alliance LLC	Wilmington	U.S.A.	300,000	USD	100.00	FCA US LLC	100.000
Operadora G.C. S.A. de C.V.	Santa Fe	Mexico	99,999	MXN	100.00	FCA Mexico, S.A. de C.V.	99.999
						FCA MINORITY LLC	0.001
LATAM
Banco Fidis S.A.	Betim	Brazil	480,669,238	BRL	100.00	Fidis S.p.A.	75.000
						FCA FIAT CHRYSLER AUTOMOVEIS BRASIL LTDA.	25.000
CG Venezuela UK Holdings Limited	Slough Berkshire	United Kingdom	100	GBP	100.00	CG EU NSC LIMITED	100.000
CMP Componentes e Modulos Plasticos Industria e Comercio Ltda.	Contagem	Brazil	77,021,334	BRL	100.00	FCA FIAT CHRYSLER AUTOMOVEIS BRASIL LTDA.	100.000
FCA AUTOMOBILES ARGENTINA S.A.	Buenos Aires	Argentina	476,464,366	ARS	100.00	FCA FIAT CHRYSLER AUTOMOVEIS BRASIL LTDA.	100.000
FCA Chile Importadora Ltda	Santiago	Chile	41,800,000	CLP	100.00	FCA US LLC	99.990
						FCA MINORITY LLC	0.010
FCA FIAT CHRYSLER AUTOMOVEIS BRASIL LTDA.	Betim	Brazil	3,640,046,985	BRL	100.00	FCA Italy S.p.A.	100.000
FCA IMPORTADORA S.R.L.	Buenos Aires	Argentina	29,335,170	ARS	100.00	FCA US LLC	98.000
						FCA MINORITY LLC	2.000
FCA S.A. de Ahorro para Fines Determinados	Buenos Aires	Argentina	109,535,149	ARS	100.00	FCA AUTOMOBILES ARGENTINA S.A.	100.000
FCA Venezuela LLC	Wilmington	U.S.A.	132,474,694	USD	100.00	CG Venezuela UK Holdings Limited	100.000
Fiat Credito Compania Financiera S.A.	Buenos Aires	Argentina	425,920,613	ARS	100.00	Fidis S.p.A.	100.000
FPT Powertrain Technologies do Brasil - Industria e Comércio de Motores Ltda	Campo Largo	Brazil	197,792,500	BRL	100.00	FCA Fiat Chrysler Participacoes Brasil S.A.	100.000
APAC

Chrysler Group (China) Sales Ltd.	Beijing	People's Rep.of China	10,000,000	EUR	100.00	FCA (Hong Kong) Automotive Limited	100.000
FCA (Hong Kong) Automotive Limited	Hong Kong	People's Rep.of China	10,000,000	EUR	100.00	FCA US LLC	100.000
FCA Asia Pacific Investment Co. Ltd.	Shanghai	People's Rep.of China	4,500,000	CNY	100.00	FCA (Hong Kong) Automotive Limited	100.000
FCA Australia Pty. Ltd.	Port Melbourne	Australia	143,629,774	AUD	100.00	FCA US LLC	100.000
FCA Automotive Finance Co. Ltd.	Shanghai	People's Rep.of China	750,000,000	CNY	100.00	Fidis S.p.A.	100.000
FCA Engineering India Private Limited	Chennai	India	99,990	INR	100.00	Chrysler Netherlands Distribution B.V.	99.990
						FCA DUTCH OPERATING LLC	0.010
FCA INDIA AUTOMOBILES Private Limited	Mumbai	India	2,679,900,000	INR	100.00	FCA Italy S.p.A.	100.000
FCA JAPAN Ltd.	Minato-Ku. Tokyo	Japan	104,789,875	JPY	100.00	FCA US LLC	60.000
						Fiat Group Automobiles Japan K.K.	40.000
FCA Korea Limited	Seoul	South Korea	32,639,200,000	KRW	100.00	FCA US LLC	100.000
FCA Powertrain Technologies Shanghai R&D Co. Ltd.	Shanghai	People's Rep.of China	10,000,000	EUR	100.00	FCA ITALY HOLDINGS S.p.A.	100.000
Fiat Chrysler South East Asia Pte. Ltd.	Singapore	Singapore	3,010,513	SGD	100.00	FCA US LLC	100.000
Fiat Group Automobiles Japan K.K.	Minato-Ku. Tokyo	Japan	100,000,000	JPY	100.00	FCA Italy S.p.A.	100.000
Mopar (Shanghai) Auto Parts Trading Co. Ltd.	Shanghai	People's Rep.of China	5,000,000	USD	100.00	FCA Asia Pacific Investment Co. Ltd.	100.000
EMEA
Abarth & C. S.p.A.	Turin	Italy	1,500,000	EUR	100.00	FCA Italy S.p.A.	100.000
Alfa Romeo S.p.A.	Turin	Italy	120,000	EUR	100.00	FCA Italy S.p.A.	100.000
Alfa Romeo U.S.A. S.p.A.	Turin	Italy	120,000	EUR	100.00	FCA Italy S.p.A.	100.000
C.R.F. Società Consortile per Azioni	Orbassano	Italy	45,000,000	EUR	100.00	FCA Italy S.p.A.	92.000
						FCA ITALY HOLDINGS S.p.A.	2.000
						Magneti Marelli S.p.A.	2.000
						Maserati S.p.A.	2.000
						Comau S.p.A.	1.000
						Teksid S.p.A.	1.000
CF GOMMA DEUTSCHLAND GmbH	Düsseldorf	Germany	26,000	EUR	100.00	FCA ITALY HOLDINGS S.p.A.	100.000
CG EU NSC LIMITED	Cardiff	United Kingdom	1	GBP	100.00	FCA US LLC	100.000
CG Italia Operations S.r.l.	Turin	Italy	53,022	EUR	100.00	Chrysler Italia S.r.l.	94.300
						FCA US LLC	5.700
Chrysler Austria Gesellschaft mbH	Vienna	Austria	4,300,000	EUR	100.00	Chrysler Deutschland GmbH	100.000
CHRYSLER BALKANS d.o.o. Beograd	Beograd	Serbia	500	EUR	100.00	CG EU NSC LIMITED	100.000

Chrysler Belgium Luxembourg NV/SA	Brussels	Belgium	28,262,700	EUR	100.00	CG EU NSC LIMITED	99.998
						FCA MINORITY LLC	0.002
Chrysler Czech Republic s.r.o., v likvidaci	Prague	Czech Republic	55,932,000	EUR	100.00	CG EU NSC LIMITED	100.000
Chrysler Danmark ApS	Glostrup	Denmark	1,000,000	EUR	100.00	CG EU NSC LIMITED	100.000
Chrysler Deutschland GmbH	Berlin	Germany	20,426,200	EUR	100.00	FCA US LLC	100.000
Chrysler Espana, S.L.	Alcalá De Henares	Spain	16,685,690	EUR	100.00	CG EU NSC LIMITED	100.000
Chrysler France S.A.S.	Trappes	France	460,000	EUR	100.00	CG EU NSC LIMITED	100.000
Chrysler International GmbH	Stuttgart	Germany	25,000	EUR	100.00	CG EU NSC LIMITED	100.000
Chrysler Italia S.r.l.	Turin	Italy	100,000	EUR	100.00	FCA US LLC	100.000
Chrysler Jeep International S.A.	Brussels	Belgium	1,860,000	EUR	100.00	CG EU NSC LIMITED	99.998
						FCA MINORITY LLC	0.002
Chrysler Management Austria Ges.m.b.H. in liquidation	Vienna	Austria	75,000	EUR	100.00	Chrysler Austria Gesellschaft mbH	100.000
Chrysler Mexico Investment Holdings Cooperatie U.A.	Amsterdam	Netherlands	0	EUR	100.00	FCA INVESTMENT HOLDINGS LLC	99.990
						FCA MINORITY LLC	0.010
Chrysler Nederland B.V.	Utrecht	Netherlands	19,000	EUR	100.00	CG EU NSC LIMITED	100.000
Chrysler Netherlands Distribution B.V.	Amsterdam	Netherlands	90,000	EUR	100.00	Chrysler Netherlands Holding Cooperatie U.A.	100.000
Chrysler Polska Sp.z o.o.	Warsaw	Poland	30,356,000	PLN	100.00	CG EU NSC LIMITED	100.000
Chrysler South Africa (Pty) Ltd.	Midrand	South Africa	200	ZAR	100.00	FCA US LLC	100.000
Chrysler Sweden AB	Kista	Sweden	100,000	SEK	100.00	CG EU NSC LIMITED	100.000
Chrysler Switzerland GmbH in liquidation	Schlieren	Switzerland	2,000,000	CHF	100.00	CG EU NSC LIMITED	100.000
Chrysler UK Limited	Slough Berkshire	United Kingdom	46,582,132	GBP	100.00	CG EU NSC LIMITED	100.000
Easy Drive S.r.l.	Turin	Italy	10,400	EUR	100.00	FCA Italy S.p.A.	99.000
						FCA Center Italia S.p.A.	1.000
FCA AUSTRIA GmbH	Vienna	Austria	37,000	EUR	100.00	FCA Italy S.p.A.	98.000
						FCA ITALY HOLDINGS S.p.A.	2.000
FCA AUSTRO CAR GmbH	Vienna	Austria	35,000	EUR	100.00	FCA AUSTRIA GmbH	100.000
FCA Belgium S.A.	Auderghem	Belgium	7,000,000	EUR	100.00	FCA Italy S.p.A.	99.998
						FCA SWITZERLAND S.A.	0.002
FCA Center Italia S.p.A.	Turin	Italy	2,000,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA CENTRAL AND EASTERN EUROPE KFT.	Budapest	Hungary	150,000,000	HUF	100.00	FCA Italy S.p.A.	100.000
FCA Customer Services Centre S.r.l.	Turin	Italy	2,500,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA Denmark A/S	Glostrup	Denmark	55,000,000	DKK	100.00	FCA Italy S.p.A.	100.000

FCA FINLAND Oy	Vantaa	Finland	50,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA Fleet & Tenders S.R.L.	Turin	Italy	7,370,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA France	Trappes	France	96,000,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA GERMANY AG	Frankfurt	Germany	82,650,000	EUR	100.00	FCA Italy S.p.A.	99.000
						FCA SWITZERLAND S.A.	1.000
FCA GREECE S.A.	Argyroupoli	Greece	62,783,499	EUR	100.00	FCA Italy S.p.A.	100.000
FCA Group Marketing S.p.A.	Turin	Italy	100,000,000	EUR	100.00	FCA ITALY HOLDINGS S.p.A.	100.000
FCA ITALY HOLDINGS S.p.A.	Turin	Italy	1,089,071,587	EUR	100.00	FCA Italy S.p.A.	100.000
FCA Italy S.p.A.	Turin	Italy	800,000,000	EUR	100.00	Fiat Chrysler Automobiles N.V.	100.000
FCA Melfi S.p.A.	Melfi	Italy	276,640,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA Middle East FZ-LLC	Dubai	United Arab Emirates	300,000	AED	100.00	FCA INTERNATIONAL OPERATIONS LLC	100.000
FCA Motor Village Austria GmbH	Vienna	Austria	37,000	EUR	100.00	FCA AUSTRIA GmbH	100.000
FCA MOTOR VILLAGE BELGIUM S.A.	Auderghem	Belgium	4,000,000	EUR	100.00	FCA Belgium S.A.	99.988
						FCA Italy S.p.A.	0.012
FCA MOTOR VILLAGE FRANCE S.A.	Trappes	France	2,977,680	EUR	100.00	FCA France	99.997
FCA MOTOR VILLAGE GERMANY GmbH	Frankfurt	Germany	8,700,000	EUR	100.00	FCA GERMANY AG	100.000
FCA MOTOR VILLAGE PORTUGAL S.A.	Amadora	Portugal	50,000	EUR	100.00	FCA PORTUGAL, S.A.	100.000
FCA MOTOR VILLAGE SPAIN, S.L.	Alcalá De Henares	Spain	1,454,420	EUR	100.00	Fiat Chrysler Automobiles Spain S.A.	100.000
FCA MOTOR VILLAGE SWITZERLAND S.A.	Meyrin	Switzerland	13,000,000	CHF	100.00	FCA SWITZERLAND S.A.	100.000
FCA Netherlands B.V.	Lijnden	Netherlands	5,672,250	EUR	100.00	FCA Italy S.p.A.	100.000
FCA Partecipazioni France Société par actions simplifiée	Trappes	France	37,000	EUR	100.00	FCA Real Estate Services S.p.A.	100.000
FCA POLAND Spólka Akcyjna	Bielsko-Biala	Poland	660,334,600	PLN	100.00	FCA Italy S.p.A.	100.000
FCA PORTUGAL, S.A.	Porto Salvo	Portugal	1,000,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA POWERTRAIN POLAND Sp. z o.o.	Bielsko-Biala	Poland	269,037,000	PLN	100.00	FCA ITALY HOLDINGS S.p.A.	100.000
FCA Real Estate Germany GmbH	Frankfurt	Germany	25,000	EUR	100.00	FCA MOTOR VILLAGE GERMANY GmbH	100.000
FCA Real Estate Services S.p.A.	Turin	Italy	150,679,554	EUR	100.00	FCA Italy S.p.A.	100.000
FCA Russia AO	Moscow	Russia	574,665,000	RUB	100.00	FCA US LLC	99.999
						FCA MINORITY LLC	0.001
FCA SERBIA DOO KRAGUJEVAC	Kragujevac	Serbia	30,707,843,314	RSD	66.67	FCA Italy S.p.A.	66.670
FCA SWEDEN AB	Kista	Sweden	10,000,000	SEK	100.00	FCA Italy S.p.A.	100.000
FCA SWITZERLAND S.A.	Schlieren	Switzerland	21,400,000	CHF	100.00	FCA Italy S.p.A.	100.000

FCA VERSICHERUNGSSERVICE GmbH	Heilbronn	Germany	26,000	EUR	100.00	FCA GERMANY AG	51.000
						Fiat Chrysler Rimaco SA	49.000
Fiat Chrysler Automobiles (FCA) Egypt Limited	New Cairo	Egypt	240,000	EGP	100.00	FCA US LLC	99.000
						FCA MINORITY LLC	1.000
Fiat Chrysler Automobiles Ireland Ltd.	Dublin	Ireland	5,078,952	EUR	100.00	FCA Italy S.p.A.	100.000
Fiat Chrysler Automobiles Morocco S.A.	Casablanca	Morocco	1,000,000	MAD	99.95	FCA Italy S.p.A.	99.950
Fiat Chrysler Automobiles Spain S.A.	Alcalá De Henares	Spain	8,079,280	EUR	100.00	FCA Italy S.p.A.	99.998
						FCA SWITZERLAND S.A.	0.002
FIAT CHRYSLER AUTOMOBILES UK Ltd	Slough Berkshire	United Kingdom	44,600,000	GBP	100.00	FCA Italy S.p.A.	100.000
FIAT CHRYSLER MOTOR VILLAGE Ltd.	Slough Berkshire	United Kingdom	1,500,000	GBP	100.00	FIAT CHRYSLER AUTOMOBILES UK Ltd	100.000
Fiat Group Automobiles South Africa (Proprietary) Ltd	Bryanston	South Africa	640	ZAR	100.00	FCA Italy S.p.A.	100.000
Fidis S.p.A.	Turin	Italy	250,000,000	EUR	100.00	FCA Italy S.p.A.	100.000
i-FAST Automotive Logistics S.r.l.	Turin	Italy	1,250,000	EUR	100.00	FCA Italy S.p.A.	100.000
i-FAST Container Logistics S.p.A.	Turin	Italy	2,500,000	EUR	100.00	FCA Italy S.p.A.	100.000
Mecaner S.A.	Urdùliz	Spain	3,000,000	EUR	100.00	FCA Italy S.p.A.	100.000
NEW BUSINESS 38 S.p.A.	Pomigliano d'Arco	Italy	1,000,000	EUR	100.00	FCA Real Estate Services S.p.A.	100.000
SBH EXTRUSION REAL ESTATE S.r.l.	Turin	Italy	110,000	EUR	100.00	FCA ITALY HOLDINGS S.p.A.	100.000
Società di Commercializzazione e Distribuzione Ricambi S.p.A. in liquidation	Turin	Italy	100,000	EUR	100.00	FCA Italy S.p.A.	100.000
VM Motori S.p.A.	Cento	Italy	21,008,000	EUR	100.00	FCA ITALY HOLDINGS S.p.A.	100.000
Business Auto:Luxury Brand
Maserati
Maserati S.p.A.	Modena	Italy	40,000,000	EUR	100.00	Fiat Chrysler Automobiles N.V.	100.000
Maserati (China) Cars Trading Co., Ltd.	Shanghai	People's Rep.of China	10,000,000	USD	100.00	Maserati S.p.A.	100.000
Maserati (Suisse) S.A.	Schlieren	Switzerland	1,000,000	CHF	100.00	Maserati S.p.A.	100.000
Maserati Canada Inc.	Vancouver	Canada	0	CAD	100.00	Maserati S.p.A.	100.000
Maserati Deutschland GmbH	Wiesbaden	Germany	500,000	EUR	100.00	Maserati S.p.A.	100.000
Maserati GB Limited	Slough Berkshire	United Kingdom	20,000	GBP	100.00	Maserati S.p.A.	100.000
Maserati Japan KK	Tokyo	Japan	18,000,000	JPY	100.00	Maserati S.p.A.	100.000
Maserati North America Inc.	Wilmington	U.S.A.	1,000	USD	100.00	Maserati S.p.A.	100.000
Maserati West Europe societé par actions simplifiée	Paris	France	37,000	EUR	100.00	Maserati S.p.A.	100.000
Tridente Real Estate S.r.l.	Modena	Italy	11,570,000	EUR	100.00	Maserati S.p.A.	100.000
Components and Production Systems

Magneti Marelli
Magneti Marelli S.p.A.	Corbetta	Italy	254,325,965	EUR	99.99	Fiat Chrysler Automobiles N.V.	99.990	100.000
Administracion Magneti Marelli Sistemi Sospensioni Mexicana S.R.L. de C.V.	Mexico City	Mexico	3,000	MXN	51.49	Magneti Marelli Promatcor Sistemi Sospensioni Mexicana S.R.L. de C.V.	99.000
						Automotive Lighting Rear Lamps Mexico S. de r.l. de C.V.	1.000
Automotive Lighting Brotterode GmbH	Brotterode	Germany	7,270,000	EUR	99.99	Automotive Lighting Reutlingen GmbH	100.000
Automotive Lighting Italia S.p.A.	Venaria Reale	Italy	12,000,000	EUR	99.99	Automotive Lighting Reutlingen GmbH	100.000
Automotive Lighting LLC	Wilmington	U.S.A.	25,001,000	USD	100.00	Magneti Marelli Holding U.S.A. LLC	100.000
Automotive Lighting o.o.o.	Rjiasan	Russia	1,086,875,663	RUB	99.99	Automotive Lighting Reutlingen GmbH	100.000
Automotive Lighting Rear Lamps France S.a.s.	Saint Julien du Sault	France	5,134,480	EUR	99.99	Automotive Lighting Italia S.p.A.	100.000
Automotive Lighting Rear Lamps Mexico S. de r.l. de C.V.	El Marques Queretaro	Mexico	50,000	MXN	100.00	Magneti Marelli Holding U.S.A. LLC	100.000
Automotive Lighting Reutlingen GmbH	Reutlingen	Germany	1,330,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
Automotive Lighting S.R.O.	Jihlava	Czech Republic	927,637,000	CZK	99.99	Automotive Lighting Reutlingen GmbH	100.000
Automotive Lighting UK Limited	Chadwell Heath	United Kingdom	40,387,348	GBP	99.99	Magneti Marelli S.p.A.	100.000
Centro Ricerche Plast-Optica S.p.A.	Amaro	Italy	1,033,000	EUR	99.99	Automotive Lighting Italia S.p.A.	100.000
CHANGCHUN MAGNETI MARELLI POWERTRAIN COMPONENTS Co.Ltd.	Changchun	People's Rep.of China	5,600,000	EUR	51.00	Magneti Marelli S.p.A.	51.000
Fiat CIEI S.p.A. in liquidation	Corbetta	Italy	220,211	EUR	99.99	Magneti Marelli S.p.A.	100.000
FMM Pernambuco Componentes Automotivos Ltda	Nova Goiana	Brazil	132,080,100	BRL	64.99	Plastic Components and Modules Automotive S.p.A.	65.000
Hefei Magneti Marelli Exhaust Systems Co.Ltd.	Hefei	People's Rep.of China	3,900,000	EUR	51.00	Magneti Marelli S.p.A.	51.000
Industrias Magneti Marelli Mexico S.A. de C.V.	Tepotzotlan	Mexico	50,000	MXN	99.99	Magneti Marelli Sistemas Electronicos Mexico S.A.	99.998
						Servicios Administrativos Corp. IPASA S.A.	0.002
JCMM Automotive d.o.o.	Kragujevac	Serbia	1,223,910,473	RSD	50.00	Plastic Components and Modules Automotive S.p.A.	50.000

Magneti Marelli (China) Co. Ltd.	Shanghai	People's Rep.of China	17,500,000	USD	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli After Market Parts and Services S.p.A.	Corbetta	Italy	7,000,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Aftermarket GmbH	Heilbronn	Germany	100,000	EUR	99.99	Magneti Marelli After Market Parts and Services S.p.A.	100.000
Magneti Marelli Aftermarket Sp. z o.o.	Katowice	Poland	2,000,000	PLN	99.99	Magneti Marelli After Market Parts and Services S.p.A.	100.000
Magneti Marelli Argentina S.A.	Buenos Aires	Argentina	700,000	ARS	99.99	Magneti Marelli S.p.A.	95.000
						Magneti Marelli France S.a.s.	5.000
Magneti Marelli Automotive Components (Changsha) Co. Ltd	Changsha	People's Rep.of China	5,400,000	USD	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Automotive Components (Guangzhou) Co.,Ltd.	Guangzhou	People's Rep.of China	10,000,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Automotive Components (WUHU) Co. Ltd.	Wuhu	People's Rep.of China	32,000,000	USD	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Automotive d.o.o. Kragujevac	Kragujevac	Serbia	154,200,876	RSD	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Automotive Electronics (Guangzhou) Co. Limited	Guangzhou	People's Rep.of China	16,100,000	USD	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Automotive Lighting (Foshan) Co. Ltd	Foshan	People's Rep.of China	10,800,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Cofap Fabricadora de Pecas Ltda	Santo Andre	Brazil	307,411,633	BRL	99.99	Magneti Marelli After Market Parts and Services S.p.A.	100.000
Magneti Marelli Comandos Mecanicos Industria e Comercio Ltda	Itauna	Brazil	1,000	BRL	99.99	Magneti Marelli Sistemas Automotivos Industria e Comercio Ltda	99.900
						FCA Fiat Chrysler Participacoes Brasil S.A.	0.100
Magneti Marelli Componentes Plasticos Ltda	Itauna	Brazil	6,402,500	BRL	99.99	Plastic Components and Modules Automotive S.p.A.	100.000
Magneti Marelli Conjuntos de Escape S.A.	Buenos Aires	Argentina	7,480,071	ARS	99.99	Magneti Marelli S.p.A.	95.000
						Magneti Marelli Argentina S.A.	5.000
Magneti Marelli d.o.o. Kragujevac	Kragujevac	Serbia	1,363,504,543	RSD	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli do Brasil Industria e Comercio Ltda	Hortolandia	Brazil	100,000	BRL	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Espana S.A.	Llinares del Valles	Spain	781,101	EUR	99.99	Magneti Marelli Iberica S.A.	100.000
Magneti Marelli France S.a.s.	Trappes	France	19,066,824	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli GmbH	Russelsheim	Germany	200,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Holding U.S.A. LLC	Wixom	U.S.A.	10	USD	100.00	FCA North America Holdings LLC	100.000

Magneti Marelli Iberica S.A.	Santpedor	Spain	389,767	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli India Private Ltd	Gurgaon	India	150,000,000	INR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli International Trading (Shanghai) Co. LTD	Shanghai	People's Rep.of China	200,000	USD	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Japan K.K.	KohoKu-Ku-Yokohama-Kanagawa	Japan	360,000,000	JPY	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Mako Elektrik Sanayi Ve Ticaret Anonim Sirketi	Bursa	Turkey	50,005	TRY	99.94	Automotive Lighting Reutlingen GmbH	99.842
						PLASTIFORM PLASTIK SANAY ve TICARET A.S.	0.052
						Sistemi Comandi Meccanici Otomotiv Sanayi Ve Ticaret A.S.	0.052
Magneti Marelli Motopropulsion France SAS	Argentan	France	37,002	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli North America Inc.	Wilmington	U.S.A.	7,491,705	USD	99.99	Magneti Marelli Cofap Fabricadora de Pecas Ltda	100.000
Magneti Marelli of Tennessee LLC	Auburn Hills	U.S.A.	1,300,000	USD	100.00	Magneti Marelli Holding U.S.A. LLC	100.000
Magneti Marelli Poland Sp. z o.o.	Sosnowiec	Poland	83,500,000	PLN	99.99	Automotive Lighting Reutlingen GmbH	100.000
Magneti Marelli Powertrain India Private Limited	Gurgaon	India	450,000,000	INR	51.00	Magneti Marelli S.p.A.	51.000
Magneti Marelli Powertrain Mexico S. de r.l. de c.v.	Mexico City	Mexico	3,000	MXN	99.99	Magneti Marelli S.p.A.	99.967
						Automotive Lighting Rear Lamps Mexico S. de r.l. de C.V.	0.033
Magneti Marelli Powertrain Slovakia s.r.o.	Kechnec	Slovack Republic	7,000,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Powertrain U.S.A. LLC	Sanford	U.S.A.	25,000,000	USD	100.00	Magneti Marelli Holding U.S.A. LLC	100.000
Magneti Marelli Promatcor Sistemi Sospensioni Mexicana S.R.L. de C.V.	Mexico City	Mexico	3,000	MXN	51.00	Sistemi Sospensioni S.p.A.	51.000
Magneti Marelli Repuestos S.A.	Buenos Aires	Argentina	2,012,000	ARS	99.99	Magneti Marelli After Market Parts and Services S.p.A.	52.000
						Magneti Marelli Cofap Fabricadora de Pecas Ltda	48.000
Magneti Marelli Sistemas Automotivos Industria e Comercio Ltda	Contagem	Brazil	455,944,874	BRL	99.99	Magneti Marelli S.p.A.	72.808
						Automotive Lighting Reutlingen GmbH	27.192

Magneti Marelli Sistemas Electronicos Mexico S.A.	Tepotzotlan	Mexico	50,000	MXN	99.99	Magneti Marelli S.p.A.	99.998
						Servicios Administrativos Corp. IPASA S.A.	0.002
Magneti Marelli Slovakia s.r.o.	Kechnec	Slovack Republic	103,006,639	EUR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli South Africa (Proprietary) Limited	Johannesburg	South Africa	7,550,000	ZAR	99.99	Magneti Marelli S.p.A.	100.000
Magneti Marelli Stamping & Welding Industria e Comercio Automotivos Ltda	Nova Goiana	Brazil	1,000	BRL	99.99	Magneti Marelli Sistemas Automotivos Industria e Comercio Ltda	99.900
						Magneti Marelli Cofap Fabricadora de Pecas Ltda	0.100
Magneti Marelli Suspansiyon Sistemleri Limited Sirketi	Bursa	Turkey	520,000	TRY	99.99	Sistemi Sospensioni S.p.A.	100.000
Magneti Marelli Suspension Systems Bielsko Sp. z.o.o.	Bielsko-Biala	Poland	70,050,000	PLN	99.99	Sistemi Sospensioni S.p.A.	100.000
Magneti Marelli Toluca Mexico S. de R.L. de CV.	Toluca	Mexico	3,000	MXN	99.99	Magneti Marelli S.p.A.	99.967
						Magneti Marelli Powertrain Mexico S. de r.l. de c.v.	0.033
Magneti Marelli Um Electronic Systems Private Limited	Gurgaon	India	420,000,000	INR	51.00	Magneti Marelli S.p.A.	51.000
Malaysian Automotive Lighting SDN. BHD	Simpang Ampat	Malaysia	6,000,000	MYR	79.99	Automotive Lighting Reutlingen GmbH	80.000
MM I&T Sas	Valbonne Sophia Antipolis	France	607,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
MMH Industria e Comercio De Componentes Automotivos Ltda	Nova Goiana	Brazil	50,926,000	BRL	99.99	Magneti Marelli Sistemas Automotivos Industria e Comercio Ltda	100.000
Plastic Components and Modules Automotive S.p.A.	Turin	Italy	10,000,000	EUR	99.99	Plastic Components and Modules Holding S.p.A.	100.000
Plastic Components and Modules Holding S.p.A.	Turin	Italy	10,000,000	EUR	99.99	Magneti Marelli S.p.A.	100.000
Plastic Components and Modules Poland S.A.	Sosnowiec	Poland	21,000,000	PLN	99.99	Plastic Components and Modules Automotive S.p.A.	100.000
Plastic Components Fuel Systems Poland Sp. z o.o.	Sosnowiec	Poland	29,281,500	PLN	99.99	Plastic Components and Modules Poland S.A.	100.000
PLASTIFORM PLASTIK SANAY ve TICARET A.S.	Bursa	Turkey	715,000	TRY	99.94	Magneti Marelli Mako Elektrik Sanayi Ve Ticaret Anonim Sirketi	100.000
Servicios Administrativos Corp. IPASA S.A.	Col. Chapultepec	Mexico	1,000	MXN	99.99	Magneti Marelli Sistemas Electronicos Mexico S.A.	99.990

						Industrias Magneti Marelli Mexico S.A. de C.V.	0.010
Sistemi Comandi Meccanici Otomotiv Sanayi Ve Ticaret A.S.	Bursa	Turkey	90,000	TRY	99.89	Magneti Marelli Mako Elektrik Sanayi Ve Ticaret Anonim Sirketi	99.956
Sistemi Sospensioni S.p.A.	Corbetta	Italy	37,622,179	EUR	99.99	Magneti Marelli S.p.A.	100.000
Soffiaggio Polimeri S.r.l.	Leno	Italy	45,900	EUR	84.99	Plastic Components and Modules Automotive S.p.A.	85.000
Tecnologia de Iluminacion Automotriz S.A. de C.V.	Juarez	Mexico	50,000	MXN	100.00	Automotive Lighting LLC	99.998
						Automotive Lighting Rear Lamps Mexico S. de r.l. de C.V.	0.002
Ufima S.A.S.	Trappes	France	44,940	EUR	99.99	Magneti Marelli S.p.A.	65.020
						FCA Partecipazioni S.p.A.	34.980
Teksid
Teksid S.p.A.	Turin	Italy	71,403,261	EUR	100.00	Fiat Chrysler Automobiles N.V.	100.000
Compania Industrial Frontera S.A. de C.V.	Frontera	Mexico	50,000	MXN	100.00	Teksid Hierro de Mexico S.A. de C.V.	99.800
						Teksid Inc.	0.200
Funfrap-Fundicao Portuguesa S.A.	Cacia	Portugal	13,697,550	EUR	83.61	Teksid S.p.A.	83.607
Teksid Aluminum S.r.l.	Carmagnola	Italy	5,000,000	EUR	100.00	Fiat Chrysler Automobiles N.V.	100.000
Teksid do Brasil Ltda	Betim	Brazil	471,346,013	BRL	100.00	Teksid S.p.A.	100.000
Teksid Hierro de Mexico S.A. de C.V.	Frontera	Mexico	380,615,000	MXN	100.00	Teksid S.p.A.	100.000
Teksid Inc.	Wilmington	U.S.A.	100,000	USD	100.00	Teksid S.p.A.	100.000
Teksid Iron Poland Sp. z o.o.	Skoczow	Poland	115,678,500	PLN	100.00	Teksid S.p.A.	100.000
Comau
Comau S.p.A.	Grugliasco	Italy	48,013,959	EUR	100.00	Fiat Chrysler Automobiles N.V.	100.000
COMAU (KUNSHAN) Automation Co. Ltd.	Kunshan	People's Rep.of China	3,000,000	USD	100.00	Comau S.p.A.	100.000
Comau (Shanghai) Engineering Co. Ltd.	Shanghai	People's Rep.of China	5,000,000	USD	100.00	Comau S.p.A.	100.000
Comau (Shanghai) International Trading Co. Ltd.	Shanghai	People's Rep.of China	200,000	USD	100.00	Comau S.p.A.	100.000
Comau Argentina S.A.	Buenos Aires	Argentina	500,000	ARS	100.00	Comau S.p.A.	55.280
						Comau do Brasil Industria e Comercio Ltda.	44.690
						FCA Argentina S.A.	0.030
Comau Automatizacion S.de R.L. C.V.	Cuautitlan Izcalli	Mexico	62,204,118	MXN	100.00	Comau Mexico S.de R.L. de C.V.	100.000
Comau Canada Inc.	Windsor	Canada	100	CAD	100.00	Comau LLC	100.000
Comau Deutschland GmbH	Boblingen	Germany	1,330,000	EUR	100.00	Comau S.p.A.	100.000

Comau do Brasil Industria e Comercio Ltda.	Betim	Brazil	102,742,653	BRL	100.00	Comau S.p.A.	100.000
Comau France S.A.S.	Trappes	France	6,000,000	EUR	100.00	Comau S.p.A.	100.000
Comau Iaisa S.de R.L. de C.V.	Cuautitlan Izcalli	Mexico	17,181,062	MXN	100.00	Comau Mexico S.de R.L. de C.V.	100.000
Comau India Private Limited	Pune	India	239,935,020	INR	100.00	Comau S.p.A.	99.990
						Comau Deutschland GmbH	0.010
Comau LLC	Southfield	U.S.A.	100	USD	100.00	FCA North America Holdings LLC	100.000
Comau Mexico S.de R.L. de C.V.	Cuautitlan Izcalli	Mexico	99,349,172	MXN	100.00	Comau S.p.A.	100.000
Comau Poland Sp. z o.o.	Bielsko-Biala	Poland	3,800,000	PLN	100.00	Comau S.p.A.	100.000
Comau Romania S.R.L.	Oradea	Romenia	23,673,270	RON	100.00	Comau S.p.A.	100.000
Comau Russia OOO	Moscow	Russia	4,770,225	RUB	100.00	Comau S.p.A.	99.000
						Comau Deutschland GmbH	1.000
Comau Service Systems S.L.	Madrid	Spain	250,000	EUR	100.00	Comau S.p.A.	100.000
Comau Trebol S.de R.L. de C.V.	Tepotzotlan	Mexico	16,168,211	MXN	100.00	Comau Mexico S.de R.L. de C.V.	100.000
Comau U.K. Limited	Rugby	United Kingdom	2,502,500	GBP	100.00	Comau S.p.A.	100.000
Other Activities:Holding companies and Other companies
Deposito Avogadro S.p.A.	Turin	Italy	5,100,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
FCA Argentina S.A.	Buenos Aires	Argentina	5,292,117	ARS	100.00	FCA Services S.p.A.	90.961
						FCA Fiat Chrysler Participacoes Brasil S.A.	9.029
						Fiat Chrysler Rimaco Argentina S.A.	0.009
						FCA AUTOMOBILES ARGENTINA S.A.	0.001
FCA Fiat Chrysler Participacoes Brasil S.A.	Nova Lima	Brazil	1,024,292,755	BRL	100.00	FCA Italy S.p.A.	95.803
						FCA Real Estate Services S.p.A.	4.196
FCA Group Purchasing France S.a.r.l.	Trappes	France	7,700	EUR	100.00	FCA Group Purchasing S.r.l.	100.000
FCA Group Purchasing Poland Sp. z o.o.	Bielsko-Biala	Poland	300,000	PLN	100.00	FCA Group Purchasing S.r.l.	100.000
FCA Group Purchasing S.r.l.	Turin	Italy	600,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
FCA Information Technology, Excellence and Methods S.p.A.	Turin	Italy	500,000	EUR	100.00	FCA Services S.p.A.	99.000
						FCA Italy S.p.A.	1.000
FCA North America Holdings LLC	Wilmington	U.S.A.	0	USD	100.00	Fiat Chrysler Automobiles N.V.	100.000
FCA Partecipazioni S.p.A.	Turin	Italy	50,000,000	EUR	100.00	FCA Italy S.p.A.	100.000
FCA Services Belgium N.V.	Zedelgem	Belgium	62,000	EUR	100.00	FCA Services S.p.A.	99.960

						Servizi e Attività Doganali per l'Industria S.p.A.	0.040
FCA Services d.o.o. Kragujevac	Kragujevac	Serbia	15,047,880	RSD	100.00	FCA Services S.p.A.	100.000
FCA Services Germany GmbH	Ulm	Germany	200,000	EUR	100.00	FCA Services S.p.A.	100.000
FCA Services Hispano-Lusa S.A.	Madrid	Spain	2,797,054	EUR	100.00	FCA Services S.p.A.	100.000
FCA Services Polska Sp. z o.o.	Bielsko-Biala	Poland	3,600,000	PLN	100.00	FCA Services S.p.A.	100.000
FCA Services S.p.A.	Turin	Italy	3,600,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
FCA Services Support Mexico S.A. de C.V.	Mexico City	Mexico	100	MXN	100.00	FCA Services S.p.A.	99.000
						Servizi e Attività Doganali per l'Industria S.p.A.	1.000
FCA Services U.S.A., Inc.	Wilmington	U.S.A.	500,000	USD	100.00	FCA Services S.p.A.	100.000
FCA Servizi per l'Industria S.c.p.A.	Turin	Italy	1,652,669	EUR	90.13	FCA Italy S.p.A.	51.000
						FCA Partecipazioni S.p.A.	11.500
						Fiat Chrysler Automobiles N.V.	5.000
						Teksid S.p.A.	2.000
						Abarth & C. S.p.A.	1.500
						C.R.F. Società Consortile per Azioni	1.500
						Comau S.p.A.	1.500
						FCA Group Marketing S.p.A.	1.500
						FCA Information Technology, Excellence and Methods S.p.A.	1.500
						FCA Services S.p.A.	1.500
						Ferrari S.p.A.	1.500
						Fiat Chrysler Finance S.p.A.	1.500
						Fidis S.p.A.	1.500
						Italiana Editrice S.p.A.	1.500
						Magneti Marelli S.p.A.	1.500
						Maserati S.p.A.	1.500
						Orione-Società Industriale per la Sicurezza e la Vigilanza Consortile per Azioni	1.500
						SIRIO - Sicurezza Industriale Società consortile per azioni	1.500
						Deposito Avogadro S.p.A.	0.500

Fiat Chrysler Automobiles Services UK Limited	Basildon	United Kingdom	750,000	GBP	100.00	FCA Partecipazioni S.p.A.	100.000
Fiat Chrysler Financas Brasil Ltda.	Nova Lima	Brazil	2,469,701	BRL	100.00	Fiat Chrysler Finance S.p.A.	99.994
						FCA Fiat Chrysler Participacoes Brasil S.A.	0.006
Fiat Chrysler Finance Canada Ltd.	Calgary	Canada	10,099,885	CAD	100.00	Fiat Chrysler Finance Europe S.A.	100.000
Fiat Chrysler Finance et Services S.A.	Trappes	France	3,700,000	EUR	100.00	FCA Services S.p.A.	99.997
Fiat Chrysler Finance Europe S.A.	Luxembourg	Luxembourg	251,494,000	EUR	100.00	Fiat Chrysler Finance S.p.A.	60.003
						Fiat Chrysler Automobiles N.V.	39.997
Fiat Chrysler Finance North America Inc.	Wilmington	U.S.A.	190,090,010	USD	100.00	Fiat Chrysler Finance Europe S.A.	100.000
Fiat Chrysler Finance S.p.A.	Turin	Italy	224,440,000	EUR	100.00	Fiat Chrysler Automobiles N.V.	100.000
Fiat Chrysler Polska Sp. z o.o.	Warsaw	Poland	25,500,000	PLN	100.00	FCA Partecipazioni S.p.A.	100.000
Fiat Chrysler Rimaco SA	Lugano	Switzerland	350,000	CHF	100.00	FCA Partecipazioni S.p.A.	100.000
Fiat Chrysler Risk Management S.p.A.	Turin	Italy	120,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
Fiat U.S.A. Inc.	New York	U.S.A.	16,830,000	USD	100.00	Fiat Chrysler Automobiles N.V.	100.000
Italiana Editrice S.p.A.	Turin	Italy	7,500,000	EUR	77.00	Fiat Chrysler Automobiles N.V.	77.000
Neptunia Assicurazioni Marittime S.A.	Lugano	Switzerland	10,000,000	CHF	100.00	Fiat Chrysler Rimaco SA	100.000
New Business 30 S.r.l.	Turin	Italy	100,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
Nexta Srl	Turin	Italy	50,000	EUR	77.00	Italiana Editrice S.p.A.	100.000
Publikompass S.p.A.	Turin	Italy	3,068,000	EUR	77.00	Italiana Editrice S.p.A.	100.000
Radio 19 S.r.l. in liquidation	Genoa	Italy	10,000	EUR	77.00	Italiana Editrice S.p.A.	100.000
Sadi Polska-Agencja Celna Sp. z o.o.	Bielsko-Biala	Poland	500,000	PLN	100.00	Servizi e Attività Doganali per l'Industria S.p.A.	100.000
Servizi e Attività Doganali per l'Industria S.p.A.	Turin	Italy	520,000	EUR	100.00	FCA Services S.p.A.	100.000
SIRIO - Sicurezza Industriale Società consortile per azioni	Turin	Italy	120,000	EUR	87.10	FCA Partecipazioni S.p.A.	58.756
						FCA Italy S.p.A.	16.600
						Magneti Marelli S.p.A.	1.841
						FCA ITALY HOLDINGS S.p.A.	1.314
						FCA Melfi S.p.A.	0.833
						C.R.F. Società Consortile per Azioni	0.768

Fiat Chrysler Automobiles N.V.	0.751
Comau S.p.A.	0.729
Ferrari S.p.A.	0.729
Teksid S.p.A.	0.664
FCA Services S.p.A.	0.593
Sistemi Sospensioni S.p.A.	0.551
Teksid Aluminum S.r.l.	0.540
FCA Servizi per l'Industria S.c.p.A.	0.503
Fiat Chrysler Finance S.p.A.	0.406
Fidis S.p.A.	0.325
Italiana Editrice S.p.A.	0.273
Automotive Lighting Italia S.p.A.	0.255
FCA Group Marketing S.p.A.	0.103
FCA Group Purchasing S.r.l.	0.103
FCA Real Estate Services S.p.A.	0.103
Servizi e Attività Doganali per l'Industria S.p.A.	0.103
Plastic Components and Modules Automotive S.p.A.	0.065
FCA Center Italia S.p.A.	0.045
Abarth & C. S.p.A.	0.039
Fiat Chrysler Risk Management S.p.A.	0.039
Maserati S.p.A.	0.039
Orione-Società Industriale per la Sicurezza e la Vigilanza Consortile per Azioni	0.039
Sisport S.p.A. - Società sportiva dilettantistica	0.039
Magneti Marelli After Market Parts and Services S.p.A.	0.037
Deposito Avogadro S.p.A.	0.022
Easy Drive S.r.l.	0.022
FCA Customer Services Centre S.r.l.	0.022
FCA Fleet & Tenders S.R.L.	0.022

						FCA Information Technology, Excellence and Methods S.p.A.	0.022
						Sealing and Brake Hoses Extrusion S.r.l.	0.022
						i-FAST Automotive Logistics S.r.l.	0.020
						i-FAST Container Logistics S.p.A.	0.020
Sisport S.p.A. - Società sportiva dilettantistica	Turin	Italy	889,049	EUR	100.00	FCA Partecipazioni S.p.A.	100.000

Joint arrangements
Business Auto:Car Mass-Market brands
APAC
Fiat India Automobiles Private Limited	Ranjangaon	India	24,451,596,600	INR	50.00	FCA Italy S.p.A.	50.000
EMEA
Società Europea Veicoli Leggeri-Sevel S.p.A.	Atessa	Italy	68,640,000	EUR	50.00	FCA Italy S.p.A.	50.000

Jointly-controlled entities accounted for using the equity method
Business Auto:Car Mass-Market brands
NAFTA
United States Council for Automotive Research LLC	Southfield	U.S.A.	100	USD	33.33	FCA US LLC	33.330
APAC
GAC FIAT Chrysler Automobiles Co. Ltd.	Changsha	People's Rep.of China	4,800,000,000	CNY	50.00	FCA Asia Pacific Investment Co. Ltd.	22.917
						Fiat Chrysler Automobiles N.V.	14.583
						FCA Italy S.p.A.	12.500
EMEA
FCA BANK S.p.A.	Turin	Italy	700,000,000	EUR	50.00	FCA Italy S.p.A.	50.000
Athomstart Invest 35 AS	Oslo	Norway	100,800	NOK	50.00	FCA CAPITAL DANMARK A/S	100.000
FAL Fleet Services S.A.S.	Trappes	France	3,000,000	EUR	50.00	FCA BANK S.p.A.	100.000
FCA AUTOMOTIVE SERVICES UK LTD.	Slough Berkshire	United Kingdom	50,250,000	GBP	50.00	FCA BANK S.p.A.	100.000
FCA Bank Deutschland G.m.b.H.	Heilbronn	Germany	39,600,000	EUR	50.00	FCA BANK S.p.A.	100.000
FCA Bank G.m.b.H.	Vienna	Austria	5,000,000	EUR	50.00	FCA BANK S.p.A.	50.000
						Fidis S.p.A.	25.000
FCA CAPITAL BELGIUM S.A.	Auderghem	Belgium	3,718,500	EUR	50.00	FCA BANK S.p.A.	99.999
FCA CAPITAL DANMARK A/S	Glostrup	Denmark	14,154,000	DKK	50.00	FCA BANK S.p.A.	100.000
FCA CAPITAL ESPANA E.F.C. S.A.	Alcalá De Henares	Spain	26,671,557	EUR	50.00	FCA BANK S.p.A.	100.000
FCA CAPITAL FRANCE S.A.	Trappes	France	11,360,000	EUR	50.00	FCA BANK S.p.A.	99.999
FCA CAPITAL HELLAS S.A.	Argyroupoli	Greece	1,200,000	EUR	50.00	FCA BANK S.p.A.	100.000

FCA CAPITAL IRELAND Public Limited Company	Dublin	Ireland	132,562	EUR	50.00	FCA BANK S.p.A.	99.994
FCA Capital Nederland B.V.	Lijnden	Netherlands	3,085,800	EUR	50.00	FCA BANK S.p.A.	100.000
FCA CAPITAL PORTUGAL INSTITUIÇÃO FINANCIERA DE CRÉDITO SA	Porto Salvo	Portugal	10,000,000	EUR	50.00	FCA BANK S.p.A.	100.000
FCA CAPITAL RE Limited	Dublin	Ireland	1,000,000	EUR	50.00	FCA BANK S.p.A.	100.000
FCA Capital Suisse S.A.	Schlieren	Switzerland	24,100,000	CHF	50.00	FCA BANK S.p.A.	100.000
FCA CAPITAL SVERIGE AB	Goteborg	Sweden	50,000	SEK	50.00	FCA CAPITAL DANMARK A/S	100.000
FCA DEALER SERVICES ESPANA S.A.	Alcalá De Henares	Spain	25,145,299	EUR	50.00	FCA BANK S.p.A.	100.000
FCA DEALER SERVICES PORTUGAL S.A.	Porto Salvo	Portugal	500,300	EUR	50.00	FCA BANK S.p.A.	100.000
FCA DEALER SERVICES UK LTD.	Slough Berkshire	United Kingdom	20,500,000	GBP	50.00	FCA BANK S.p.A.	100.000
FCA FLEET SERVICES UK LTD.	Slough Berkshire	United Kingdom	19,000,000	GBP	50.00	FCA BANK S.p.A.	100.000
FCA INSURANCE HELLAS S.A.	Argyroupoli	Greece	60,000	EUR	49.99	FCA CAPITAL HELLAS S.A.	99.975
FCA LEASING FRANCE SNC	Trappes	France	8,954,581	EUR	50.00	FCA CAPITAL FRANCE S.A.	99.998
FCA Leasing GmbH	Vienna	Austria	40,000	EUR	50.00	FCA BANK S.p.A.	100.000
FCA Leasing Polska Sp. z o.o.	Warsaw	Poland	24,384,000	PLN	50.00	FCA BANK S.p.A.	100.000
FCA-Group Bank Polska S.A.	Warsaw	Poland	125,000,000	PLN	50.00	FCA BANK S.p.A.	100.000
Leasys S.p.A.	Turin	Italy	77,979,400	EUR	50.00	FCA BANK S.p.A.	100.000
FER MAS Oto Ticaret A.S.	Istanbul	Turkey	5,500,000	TRY	37.64	Tofas-Turk Otomobil Fabrikasi A.S.	99.418
Koc Fiat Kredi Tuketici Finansmani A.S.	Istanbul	Turkey	30,000,000	TRY	37.86	Tofas-Turk Otomobil Fabrikasi A.S.	100.000
Tofas-Turk Otomobil Fabrikasi A.S.	Levent	Turkey	500,000,000	TRY	37.86	FCA Italy S.p.A.	37.856
Components and Production Systems
Magneti Marelli
Hubei Huazhoung Magneti Marelli Automotive Lighting Co. Ltd	Hubei Province	People's Rep.of China	138,846,000	CNY	50.00	Automotive Lighting Reutlingen GmbH	50.000
Magneti Marelli Motherson Auto System Private Limited	New Delhi	India	1,500,000,000	INR	50.00	Magneti Marelli S.p.A.	37.333	0.000
						Magneti Marelli Motherson India Holding B.V.	25.333	100.000
Magneti Marelli Motherson India Holding B.V.	Lijnden	Netherlands	2,000,000	EUR	50.00	Magneti Marelli S.p.A.	50.000
Magneti Marelli Motherson Shock Absorbers (India) Private Limited	Pune	India	1,899,000,000	INR	50.00	Magneti Marelli S.p.A.	50.000
Magneti Marelli SKH Exhaust Systems Private Limited	New Delhi	India	274,190,000	INR	50.00	Magneti Marelli S.p.A.	50.000

Magneti Marelli Talbros Chassis Systems Pvt. Ltd.	Faridabad	India	160,600,000	INR	50.00	Sistemi Sospensioni S.p.A.	50.000
SAIC MAGNETI MARELLI Powertrain Co. Ltd	Shanghai	People's Rep.of China	23,000,000	EUR	50.00	Magneti Marelli S.p.A.	50.000
SKH Magneti Marelli Exhaust Systems Private Limited	New Delhi	India	95,450,000	INR	46.62	Magneti Marelli S.p.A.	46.621	50.000
Zhejiang Wanxiang Magneti Marelli Shock Absorbers Co. Ltd.	Zhenjiang-Jangsu	People's Rep.of China	100,000,000	CNY	50.00	Magneti Marelli S.p.A.	50.000
Teksid
Hua Dong Teksid Automotive Foundry Co. Ltd.	Zhenjiang-Jangsu	People's Rep.of China	385,363,500	CNY	50.00	Teksid S.p.A.	50.000

Subsidiaries accounted for using the equity method
Business Auto:Car Mass-Market brands
NAFTA
Alhambra Chrysler Jeep Dodge, Inc.	Wilmington	U.S.A.	1,272,700	USD	100.00	FCA US LLC	100.000
Downriver Dodge, Inc.	Wilmington	U.S.A.	604,886	USD	100.00	FCA US LLC	100.000
Gwinnett Automotive Inc.	Wilmington	U.S.A.	3,505,019	USD	100.00	FCA US LLC	100.000
La Brea Avenue Motors, Inc.	Wilmington	U.S.A.	7,373,800	USD	100.00	FCA US LLC	100.000
Superstition Springs Chrysler Jeep, Inc.	Wilmington	U.S.A.	675,400	USD	100.00	FCA US LLC	100.000
Superstition Springs MID LLC	Wilmington	U.S.A.	3,000,000	USD	100.00	FCA MID LLC	100.000
EMEA
AC Austro Car Handelsgesellschaft m.b.h. & Co. OHG	Vienna	Austria	0	EUR	100.00	FCA AUSTRO CAR GmbH	100.000
ALFA ROMEO LLC.	Auburn Hills	U.S.A.	0	USD	100.00	FCA North America Holdings LLC	100.000
Chrysler Jeep Ticaret A.S.	Istanbul	Turkey	5,357,000	TRY	100.00	CG EU NSC LIMITED	99.960
						FCA US LLC	0.040
FCA NORWAY AS	Oslo	Norway	100,800	NOK	100.00	FCA Italy S.p.A.	100.000
Fiat Automobiles S.p.A.	Turin	Italy	120,000	EUR	100.00	FCA Italy S.p.A.	100.000
FIAT CHRYSLER AUTOMOBILES CR s.r.o.	Prague	Czech Republic	1,000,000	CZK	100.00	FCA Italy S.p.A.	100.000
FIAT CHRYSLER AUTOMOBILES SR s.r.o.	Bratislava	Slovack Republic	33,194	EUR	100.00	FCA Italy S.p.A.	100.000
Fiat Professional S.p.A.	Turin	Italy	120,000	EUR	100.00	FCA Italy S.p.A.	100.000
GESTIN POLSKA Sp. z o.o.	Bielsko-Biala	Poland	500,000	PLN	100.00	FCA POLAND Spólka Akcyjna	100.000
Italcar SA	Casablanca	Morocco	4,000,000	MAD	99.85	Fiat Chrysler Automobiles Morocco S.A.	99.900
Lancia Automobiles S.p.A.	Turin	Italy	120,000	EUR	100.00	FCA Italy S.p.A.	100.000
NEW BUSINESS 37 S.p.A.	Turin	Italy	200,000	EUR	100.00	FCA Real Estate Services S.p.A.	100.000
Sirio Polska Sp. z o.o.	Bielsko-Biala	Poland	1,350,000	PLN	100.00	FCA POLAND Spólka Akcyjna	100.000
Components and Production Systems
Magneti Marelli

Cofap Fabricadora de Pecas Ltda	Santo Andre	Brazil	75,720,716	BRL	68.34	Magneti Marelli do Brasil Industria e Comercio Ltda	68.350
PSMM Pernambuco Componentes Automotivos Ltda	Nova Goiana	Brazil	41,144,000	BRL	50.00	Plastic Components and Modules Automotive S.p.A.	50.000
Comau
COMAU (THAILAND) CO. LTD	Bangkok	Thailand	10,000,000	THB	100.00	Comau S.p.A.	99.997
COMAU Czech s.r.o.	Ostrava	Czech Republic	5,400,000	CZK	100.00	Comau S.p.A.	100.000
Comau Robot ve Sistemleri A.S	Bursa	Turkey	560,000	TRY	100.00	Comau S.p.A.	100.000
Other Activities:Holding companies and Other companies
Fiat (Beijing) Business Co., Ltd.	Beijing	People's Rep.of China	3,000,000	USD	100.00	FCA Partecipazioni S.p.A.	100.000
Fiat Chrysler Rimaco Argentina S.A.	Buenos Aires	Argentina	150,000	ARS	99.96	Fiat Chrysler Rimaco SA	99.960
Subsidiaries valued at cost
Business Auto:Car Mass-Market brands
NAFTA
Chrysler Receivables 1 Inc.	Windsor	Canada	100	CAD	100.00	FCA Canada Inc.	100.000
Chrysler Receivables 2 Inc.	Windsor	Canada	100	CAD	100.00	FCA Canada Inc.	100.000
Chrysler Receivables Limited Partnership	Windsor	Canada	0	CAD	100.00	FCA Canada Inc.	99.990
						Chrysler Receivables 1 Inc.	0.005
						Chrysler Receivables 2 Inc.	0.005
FCA Co-Issuer Inc.	Wilmington	U.S.A.	100	USD	100.00	FCA US LLC	100.000
FCA DUTCH OPERATING LLC	Wilmington	U.S.A.	0	USD	100.00	CNI CV	100.000
FCA Foundation	Bingham Farms	U.S.A.	0	USD	100.00	FCA US LLC	100.000
FCA INTERMEDIATE MEXICO LLC	Wilmington	U.S.A.	1	USD	100.00	Chrysler Mexico Investment Holdings Cooperatie U.A.	100.000
Fundacion Chrysler, I.A.P.	Santa Fe	Mexico	0	MXN	100.00	FCA Mexico, S.A. de C.V.	100.000
FUNDACION FCA, A.C.	Mexico	Mexico	2	MXN	100.00	FCA Mexico, S.A. de C.V.	50.000
						FCA MINORITY LLC	50.000
EMEA
Banbury Road Motors Limited	Slough Berkshire	United Kingdom	100	GBP	100.00	FIAT CHRYSLER AUTOMOBILES UK Ltd	100.000
Chrysler Netherlands Holding Cooperatie U.A.	Amsterdam	Netherlands	0	EUR	100.00	CNI CV	99.000
						FCA DUTCH OPERATING LLC	1.000
Chrysler UK Pension Trustees Limited	Slough Berkshire	United Kingdom	1	GBP	100.00	Chrysler UK Limited	100.000
CNI CV	Amsterdam	Netherlands	0	EUR	100.00	FCA US LLC	99.000
						FCA MINORITY LLC	1.000

CODEFIS Società consortile per azioni	Turin	Italy	120,000	EUR	51.00	FCA Italy S.p.A.	51.000
CONSORZIO FCA CNHI ENERGY	Turin	Italy	7,000	EUR	57.14	Comau S.p.A.	14.286
						FCA Italy S.p.A.	14.286
						Plastic Components and Modules Automotive S.p.A.	14.286
						Teksid S.p.A.	14.286
Consorzio Servizi Balocco	Turin	Italy	10,000	EUR	90.84	FCA Italy S.p.A.	77.800
						Ferrari S.p.A.	5.300
						FCA ITALY HOLDINGS S.p.A.	4.500
						Maserati S.p.A.	2.800
						Abarth & C. S.p.A.	1.500
FAS FREE ZONE Ltd. Kragujevac	Kragujevac	Serbia	2,281,603	RSD	66.67	FCA SERBIA DOO KRAGUJEVAC	100.000
FCA Russia S.r.l.	Turin	Italy	1,682,028	EUR	100.00	FCA Italy S.p.A.	100.000
Fiat Motor Sales Ltd	Slough Berkshire	United Kingdom	1,500,000	GBP	100.00	FIAT CHRYSLER AUTOMOBILES UK Ltd	100.000
OOO "CABEKO"	Nizhniy Novgorod	Russia	181,869,062	RUB	100.00	FCA Russia S.r.l.	99.591
						FCA Italy S.p.A.	0.409
VM North America Inc.	Auburn Hills	U.S.A.	1,000	USD	100.00	FCA Italy S.p.A.	100.000
Components and Production Systems
Magneti Marelli
ABC BETIM INDUSTRIA E COMERCIO LTDA	Betim	Brazil	1,000	BRL	99.99	Magneti Marelli Componentes Plasticos Ltda	99.900
						Magneti Marelli Sistemas Automotivos Industria e Comercio Ltda	0.100
SBH EXTRUSAO DO BRASIL LTDA.	Betim	Brazil	15,478,371	BRL	99.99	Sealing and Brake Hoses Extrusion S.r.l.	100.000
Sealing and Brake Hoses Extrusion S.r.l.	Turin	Italy	2,550,000	EUR	99.99	Plastic Components and Modules Automotive S.p.A.	100.000
Comau
Comau Do Brasil Facilities Ltda.	Santo Andre	Brazil	10,000,000	BRL	100.00	Comau do Brasil Industria e Comercio Ltda.	100.000
Consorzio Fermag in liquidation	Bareggio	Italy	144,608	EUR	68.00	Comau S.p.A.	68.000
Other Activities:Holding companies and Other companies
Fiat Chrysler Finance Netherlands B.V.	Amsterdam	Netherlands	1	EUR	100.00	Fiat Chrysler Automobiles N.V.	100.000
Fiat Chrysler Rimaco Brasil Corretagens de Seguros Ltda.	Belo Horizonte	Brazil	365,525	BRL	100.00	Fiat Chrysler Rimaco SA	99.998
Fiat Common Investment Fund Limited	London	United Kingdom	2	GBP	100.00	Fiat Chrysler Automobiles Services UK Limited	100.000

Fiat Oriente S.A.E. in liquidation	Cairo	Egypt	50,000	EGP	100.00	FCA Partecipazioni S.p.A.	100.000
Fiat Partecipazioni India Private Limited	New Delhi	India	28,605,400	INR	100.00	FCA Partecipazioni S.p.A.	99.825
						FCA Group Purchasing S.r.l.	0.175
Isvor Fiat India Private Ltd. in liquidation	New Delhi	India	1,750,000	INR	100.00	FCA Partecipazioni S.p.A.	100.000
New Business 29 S.c.r.l.	Turin	Italy	50,000	EUR	100.00	FCA Partecipazioni S.p.A.	80.000
						Fiat Chrysler Automobiles N.V.	20.000
New Business 31 S.p.A.	Turin	Italy	120,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
New Business 35 s.r.l.	Turin	Italy	50,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
New Business 36 s.r.l.	Turin	Italy	50,000	EUR	100.00	FCA Partecipazioni S.p.A.	100.000
Orione-Società Industriale per la Sicurezza e la Vigilanza Consortile per Azioni	Turin	Italy	120,000	EUR	97.64	FCA Partecipazioni S.p.A.	76.722
						Fiat Chrysler Automobiles N.V.	18.003
						FCA Italy S.p.A.	0.439
						Italiana Editrice S.p.A.	0.439
						Comau S.p.A.	0.220
						FCA Group Marketing S.p.A.	0.220
						FCA ITALY HOLDINGS S.p.A.	0.220
						FCA Services S.p.A.	0.220
						FCA Servizi per l'Industria S.c.p.A.	0.220
						Ferrari S.p.A.	0.220
						Fiat Chrysler Finance S.p.A.	0.220
						Magneti Marelli S.p.A.	0.220
						Sisport S.p.A. - Società sportiva dilettantistica	0.220
						Teksid S.p.A.	0.220
Associated companies accounted for using the equity method
Business Auto:Car Mass-Market brands
APAC
Hangzhou IVECO Automobile Transmission Technology Co., Ltd.	Hangzhou	People's Rep.of China	555,999,999	CNY	33.33	FCA Partecipazioni S.p.A.	33.333
Haveco Automotive Transmission Co. Ltd.	Zhajiang	People's Rep.of China	200,010,000	CNY	33.33	FCA Partecipazioni S.p.A.	33.330
EMEA

Arab American Vehicles Company S.A.E.	Cairo	Egypt	6,000,000	USD	49.00	FCA US LLC	49.000
Components and Production Systems
Magneti Marelli
HMC MM Auto Ltd	New Delhi	India	214,500,000	INR	40.00	Magneti Marelli S.p.A.	40.000
Other Activities:Holding companies and Other companies
Iveco-Motor Sich, Inc.	Zaporozhye	Ukraine	26,568,000	UAH	38.62	FCA Partecipazioni S.p.A.	38.618
Otoyol Sanayi A.S. in liquidation	Samandira-Kartal/Istanbul	Turkey	52,674,386	TRY	27.00	FCA Partecipazioni S.p.A.	27.000
RCS MediaGroup S.p.A.	Milan	Italy	475,134,602	EUR	16.73	Fiat Chrysler Automobiles N.V.	16.734
Associated companies valued at cost
Business Auto:Car Mass-Market brands
EMEA
Consorzio ATA - FORMAZIONE	Pomigliano d'Arco	Italy	16,670	EUR	40.01	C.R.F. Società Consortile per Azioni	40.012
Consorzio per la Reindustrializzazione Area di Arese S.r.l. in liquidation	Arese	Italy	20,000	EUR	30.00	FCA Italy S.p.A.	30.000
Consorzio Prode in liquidation	Naples	Italy	51,644	EUR	22.22	C.R.F. Società Consortile per Azioni	22.221
Innovazione Automotive e Metalmeccanica Scrl	Santa Maria Imbaro	Italy	115,000	EUR	24.52	FCA Italy S.p.A.	17.391
						C.R.F. Società Consortile per Azioni	6.957
						Sistemi Sospensioni S.p.A.	0.174
New Holland Fiat (India) Private Limited	Mumbai	India	12,485,547,400	INR	3.59	FCA Italy S.p.A.	3.593	51.035
Tecnologie per il Calcolo Numerico-Centro Superiore di Formazione S.c. a r.l.	Trento	Italy	100,000	EUR	25.00	C.R.F. Società Consortile per Azioni	25.000
Turin Auto Private Ltd. in liquidation	Mumbai	India	43,300,200	INR	50.00	FCA ITALY HOLDINGS S.p.A.	50.000
Components and Production Systems
Magneti Marelli
Bari Servizi Industriali S.c.r.l.	Modugno	Italy	24,000	EUR	25.00	Magneti Marelli S.p.A.	25.000
DTR VMS Italy S.r.l.	Passirano	Italy	1,000,000	EUR	40.00	Magneti Marelli S.p.A.	40.000
Flexider S.p.A.	Orbassano	Italy	4,080,000	EUR	25.00	Magneti Marelli S.p.A.	25.000
Mars Seal Private Limited	Mumbai	India	400,000	INR	24.00	Magneti Marelli France S.a.s.	24.000
Matay Otomotiv Yan Sanay Ve Ticaret A.S.	Bursa	Turkey	3,800,000	TRY	28.00	Magneti Marelli S.p.A.	28.000
Other Activities:Holding companies and Other companies
ANFIA Automotive S.c.r.l.	Turin	Italy	20,000	EUR	20.00	C.R.F. Società Consortile per Azioni	5.000
						FCA Information Technology, Excellence and Methods S.p.A.	5.000

						FCA Italy S.p.A.	5.000
						Magneti Marelli S.p.A.	5.000
Auto Componentistica Mezzogiorno - A.C.M. Melfi Società Consortile a responsabilità limitata	Turin	Italy	40,000	EUR	35.25	FCA Melfi S.p.A.	23.500
						Sistemi Sospensioni S.p.A.	11.750
FMA-Consultoria e Negocios Ltda	São Paulo	Brazil	1	BRL	50.00	FCA Fiat Chrysler Participacoes Brasil S.A.	50.000
Liguria Press Srl	Genoa	Italy	240,000	EUR	20.00	Italiana Editrice S.p.A.	20.000
Maxus MC2 S.p.A.	Turin	Italy	219,756	EUR	20.00	FCA Partecipazioni S.p.A.	20.000
Parco Industriale di Chivasso Società Consortile a responsabilità limitata	Chivasso	Italy	10,000	EUR	26.80	FCA Partecipazioni S.p.A.	25.800
						Plastic Components and Modules Automotive S.p.A.	1.000
To-dis S.r.l.	Milan	Italy	510,000	EUR	34.65	Italiana Editrice S.p.A.	45.000

DISCONTINUED OPERATION - Ferrari
Ferrari N.V.	Amsterdam	Netherlands	3,778,432	EUR	80.00	Fiat Chrysler Automobiles N.V.	80.000
410 Park Display Inc.	Englewood Cliffs	U.S.A.	100	USD	80.00	Ferrari N.America Inc.	100.000
Ferrari Australasia Pty Limited	Sydney	Australia	2,000,100	AUD	80.00	Ferrari S.p.A.	100.000
Ferrari Cars International Trading (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	2,212,500	USD	64.00	Ferrari S.p.A.	80.000
Ferrari Central / East Europe GmbH	Wiesbaden	Germany	1,000,000	EUR	80.00	Ferrari S.p.A.	100.000
FERRARI FAR EAST PTE LTD	Singapore	Singapore	1,000,000	SGD	80.00	Ferrari S.p.A.	100.000
Ferrari Financial Services AG	Munich	Germany	1,777,600	EUR	80.00	Ferrari Financial Services S.p.A.	100.000
Ferrari Financial Services Japan KK	Tokyo	Japan	199,950,000	JPY	80.00	Ferrari Financial Services S.p.A.	100.000
Ferrari Financial Services S.p.A.	Modena	Italy	5,100,000	EUR	80.00	Ferrari S.p.A.	100.000
Ferrari Financial Services, Inc.	Wilmington	U.S.A.	1,000	USD	80.00	Ferrari Financial Services S.p.A.	100.000
Ferrari Japan KK	Tokyo	Japan	160,050,000	JPY	80.00	Ferrari S.p.A.	100.000
Ferrari Management Consulting (Shanghai) CO., LTD	Shanghai	People's Rep.of China	2,100,000	USD	80.00	Ferrari S.p.A.	100.000
Ferrari N.America Inc.	Wilmington	U.S.A.	200,000	USD	80.00	Ferrari S.p.A.	100.000
Ferrari North Europe Limited	Slough Berkshire	United Kingdom	50,000	GBP	80.00	Ferrari S.p.A.	100.000
Ferrari S.p.A.	Modena	Italy	20,260,000	EUR	80.00	Ferrari N.V.	100.000
Ferrari South West Europe S.A.R.L.	Levallois-Perret	France	172,000	EUR	80.00	Ferrari S.p.A.	100.000

GSA-Gestions Sportives Automobiles S.A.	Meyrin	Switzerland	1,000,000	CHF	80.00	Ferrari S.p.A.	100.000
Mugello Circuit S.p.A.	Scarperia e San Piero	Italy	10,000,000	EUR	80.00	Ferrari S.p.A.	100.000

Subsidiaries valued at cost
Ferrari Auto Securitization Transaction LLC	Newark	U.S.A.	100	USD	80.00	Ferrari Financial Services, Inc.	100.000
New Business 33 S.p.A.	Turin	Italy	120,000	EUR	80.00	Ferrari N.V.	100.000
Scuderia Ferrari Club S.c. a r.l.	Maranello	Italy	105,000	EUR	75.49	Ferrari S.p.A.	94.362

Ernst & Young Accountants LLP Boompjes 258 3011 XZ Rotterdam, Netherlands Postbus 2295 3000 CG Rotterdam, Netherlands	Tel: +31 88 407 10 00 Fax: +31 88 407 89 70 ey.com

Ernst & Young Accountants LLP is a limited liability partnership incorporated under the laws of England and Wales and registered with Companies House under number OC335594. The term partner in relation to Ernst & Young Accountants LLP is used to refer to (the representative of) a member of Ernst & Young Accountants LLP. Ernst & Young Accountants LLP has its registered office at 6 More London Place, London, SE1 2DA, United Kingdom, its principal place of business at Boompjes 258, 3011 XZ Rotterdam, the Netherlands and is registered with the Chamber of Commerce Rotterdam number 24432944. Our services are subject to general terms and conditions, which contain a limitation of liability clause.

Report on the audit of the financial statements 2015
Our opinion
We have audited the financial statements 2015 of Fiat Chrysler Automobiles N.V. (the Company), incorporated in Amsterdam, the Netherlands. The financial statements include the consolidated financial statements and the company financial statements (collectively referred to as the Financial statements).

In our opinion:

•
·The consolidated financial statements give a true and fair view of the financial position of Fiat Chrysler Automobiles N.V. as at December 31, 2015 and of its result and its cash flows for 2015 in accordance with International Financial Reporting Standards as adopted by the European Union

•	(EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code

•
The company financial statements give a true and fair view of the financial position of Fiat Chrysler Automobiles N.V. as at December 31, 2015 and of its result for 2015 in accordance with Part 9 of Book 2 of the Dutch Civil Code

The consolidated financial statements comprise:

•	The consolidated statement of financial position as at December 31, 2015

•	The following statements for 2015: consolidated income statement, the consolidated statements of comprehensive income, cash flows and changes in equity

•	The notes comprising a summary of the significant accounting policies and other explanatory information

The company financial statements comprise:

•	The company balance sheet as at December 31, 2015

•	The company income statement for 2015

•	The notes comprising a summary of the accounting policies and other explanatory information

Basis for our opinion
We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the Our responsibilities for the audit of the financial statements section of our report.

We are independent of Fiat Chrysler Automobiles N.V. in accordance with the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA).

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Materiality

We have also taken into account misstatements and/or possible misstatements that in our opinion are material to the users of the financial statements for qualitative reasons.

We agreed with the audit committee that misstatements in excess of €20 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.
Scope of the group audit
Fiat Chrysler Automobiles N.V. is the parent of a group of entities. The financial information of this group is included in the consolidated financial statements of Fiat Chrysler Automobiles N.V. The company is organized along six reportable segments, being NAFTA, EMEA, LATAM, APAC, Maserati and Components, along with certain other corporate functions which are not included within the reportable segments. Note that due to the spin-off the reportable segment Ferrari is disclosed as discontinued operations.

Our group audit mainly focused on significant group entities. Group entities are considered significant components either because of their individual financial significance or because they are likely to include significant risks of material misstatement due to their specific nature or circumstances. All such significant group entities (comprising 109 entities) were included in the scope of our group audit.

In establishing the overall approach to the audit, we determined the type of work that is needed to be done by us, as group auditors, or by component auditors derived from certain member firms of
Ernst & Young Global Limited and operating under our instructions.

Accordingly, we identified six of Fiat Chrysler Automobiles N.V.’s group entities, which, in our view, required an audit of their complete financial information, either due to their overall size or their risk characteristics. Specific scope audit procedures on certain balances and transactions were performed on seventeen entities. Limited scope procedures are performed on a further 75 entities. In total these procedures represent 89% of the group’s total assets and 90% of revenue.

Location percentage of coverage:

Revenues
Assets
Full scope
Specific scope
Limited scope
No scope

Of the remaining group entities, with a focus on higher risk balances and unusual movements we performed additional audit procedures over specific transactions. By performing the procedures mentioned above at group entities, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence to provide a basis for our opinion on the consolidated financial statements.
Key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements. We have communicated the key audit matters to the audit committee. The key audit matters are not a comprehensive reflection of all matters discussed.

These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Responsibilities of management and the audit committee for the financial statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the report on operations in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as management determines is necessary to enable the preparation of Financial Statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern in the financial statements.

The audit committee is responsible for overseeing the Company’s financial reporting process.
Our responsibilities for the audit of the financial statements
Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all errors and fraud.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional scepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included e.g.:

•
·Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events and/or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures.

•	Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures carried out for group entities within the scope of our audit.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

We provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the audit committee, we determine those matters that were of most significance in the audit of the Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.
Report on other legal and regulatory requirements
Report on the report on operations and the other information
Pursuant to legal requirements of Part 9 of Book 2 of the Dutch Civil Code (concerning our obligation to report about the report on operations and other data):

•
·We have no deficiencies to report as a result of our examination whether the report on operations, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required by Part 9 of Book 2 of the Dutch Civil Code has been annexed

•	Further we report that the report on operations, to the extent we can assess, is consistent with the financial statements

Engagement
We were initially engaged by the audit committee of Fiat Chrysler Automobiles N.V. on October 28, 2014 to perform the audit of its 2014 financial statements and have continued as its statutory auditor since then.

Rotterdam, February 29, 2016

Ernst & Young Accountants LLP

Pieter Laan